As filed with the Securities and Exchange Commission on December 29, 2006
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
CRM Holdings, Ltd.
(Exact name of registrant as specified in its charter)

Bermuda	6331	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)
PO Box HM 2062
Hamilton HM HX
Bermuda
(441) 295-2185
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Louis J. Viglotti, Esq.
General Counsel
Compensation Risk Managers, LLC
112 Delafield Street
Poughkeepsie, New York 12601
(845) 452-4100
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:

Peter S. Kolevzon, Esq. Kramer Levin Naftalis & Frankel LLP 1177 Avenue of the Americas New York, New York 10036 (212) 715-9100	Brian J. Fahrney, Esq. Sean M. Carney, Esq. Sidley Austin LLP One South Dearborn Chicago, Illinois 60603 (312) 853-7000
     Approximate date of commencement of proposed sale to the public: As soon as practicable after the registration statement becomes effective.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Number of Shares	Offering Price	Aggregate	Registration
Securities Shares to be Registered	to be Registered(1)	per Share(2)	Offering Price(2)	Fee(3)

Common Shares, par value $0.01 per share	2,882,643	$8.48	$24,444,812	$2,615.59

(1)	Includes 375,997 common shares subject to the underwriter’s over-allotment option.

(2)	Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act, based on the average of the high and low sales prices for the common stock reported on the Nasdaq Global Select Market on December 21, 2006, which is within five business days prior to the December 29, 2006, filing date of this registration statement.

(3)	Calculated at a rate of $107.00 per million pursuant to SEC Fee Rate Advisory No. 5 for fiscal year 2006.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED December 29, 2006
PRELIMINARY PROSPECTUS
2,506,646 Shares
Common Shares
$              per share

        The selling shareholders are offering 2,506,646 of our common shares. We will not receive any of the proceeds from the sale of our common shares by the selling shareholders.
      Our common shares are listed for quotation on the NASDAQ Global Select Market under the symbol “CRMH.” The last reported sales price for a share of our common shares on the NASDAQ Global Select Market on December 28, 2006 was $8.63.

            Investing in our common shares involves risks. See “Risk Factors” beginning on page 10 of this prospectus.

	Per Share	Total

Price to public	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to selling shareholders	$	$

      The underwriter has been granted a 30-day option to purchase up to 375,997 additional common shares from the selling shareholders at the public offering price, less the underwriting discounts, solely to cover over-allotments.
          None of the Securities and Exchange Commission, any state securities or insurance regulators, the Registrar of Companies in Bermuda or the Bermuda Monetary Authority has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
      The underwriters expect to deliver our common shares to purchasers against payment in New York, New York on or about                     , 2007, subject to customary closing conditions.

Cochran Caronia Waller

The date of this prospectus is                , 2007

      You may only rely on the information contained in this prospectus. We have not, and the underwriter and the selling shareholders have not authorized anyone to provide you with different information. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the common shares offered by this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any common shares in any circumstances in which such offer or solicitation is unlawful. We are not, and the underwriter and selling shareholders are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. Neither the delivery of this prospectus nor any sale made in connection with this prospectus shall, under any circumstances, create any implication that there has not been a change in our affairs since the date of this prospectus or that the information contained in this prospectus is correct as of any time after its date.
      Shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003, the Exchange Control Act 1972 and related regulations of Bermuda which regulate the sale of securities in Bermuda. In addition, specific permission is required from the Bermuda Monetary Authority, pursuant to the provisions of the Exchange Control Act 1972 and related regulations, for all issuances and transfers of securities of Bermuda companies, other than in cases where the Bermuda Monetary Authority has granted a general permission. The Bermuda Monetary Authority in its policy dated June 1, 2005 provides that where any equity securities, including our common shares, of a Bermuda company are listed on an appointed stock exchange, general permission is given for the issue and subsequent transfer of any securities of a company from and/or to a non-resident, for as long as any equity securities of such company remain so listed. The Nasdaq Global Select Market is deemed to be an appointed stock exchange under Bermuda law. Notwithstanding the above general permission, the Bermuda Monetary Authority has

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granted CRM Holdings permission, subject to the common shares in CRM Holdings being listed on an appointed stock exchange, to issue, grant, create, sell and transfer any of CRM Holdings’ shares, stock, bonds, notes (other than promissory notes), debentures, debenture stock, units under a unit trust scheme, shares in an oil royalty, options, warrants, coupons, rights and depository receipts, or collectively, the Securities, to and among persons who are either resident or non-resident of Bermuda for exchange control purposes, whether or not the Securities are listed on an appointed stock exchange. The Bermuda Monetary Authority and the Registrar of Companies accept no responsibility for the financial soundness of any proposal or for the correctness of any of the statements made or opinions expressed in this prospectus.
      Each shareholder or prospective shareholder will be responsible for notifying the Bermuda Monetary Authority in writing of his becoming a controller, directly or indirectly, of 10%, 20%, 33% or 50% of CRM Holdings and ultimately Twin Bridges within 45 days of becoming such a controller. The Bermuda Monetary Authority may serve a notice of objection on any controller of Twin Bridges if it appears to the Bermuda Monetary Authority that the person is no longer fit and proper to be such a controller.
INFORMATION CONCERNING DEFINITIONS AND FINANCIAL INFORMATION
      CRM Holdings, Ltd. is a Bermuda exempted holding company incorporated in September 2005 that owns directly or indirectly the following significant subsidiaries: CRM USA Holdings, Inc., or CRM USA Holdings, Compensation Risk Managers, LLC, or CRM, Compensation Risk Managers of California, LLC, or CRM CA, Twin Bridges (Bermuda) Ltd., or Twin Bridges, Eimar LLC, or Eimar, Embarcadero Insurance Holdings, Inc., or Embarcadero, and Majestic Insurance Company, or Majestic. In this prospectus, references to the “Company,” “we,” “us” or “our” refer to CRM Holdings, Ltd. and its subsidiaries on a consolidated basis. References to CRM Holdings refer solely to CRM Holdings, Ltd., references to CRM refer to CRM, CRM CA and Eimar and references to Embarcadero refer to Embarcadero and its consolidated subsidiaries, including Majestic, unless in any instance the context indicates otherwise. Unless the context indicates otherwise, references to our common shares include our non-voting Class B shares.
      In this prospectus, amounts are expressed in U.S. dollars and the financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America, or U.S. GAAP, except as otherwise indicated.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
      This prospectus contains forward looking statements. These forward looking statements include, without limitation, statements about our plans, strategies and prospects under the headings “Prospectus Summary,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements are based on our current expectations and projections about future events and are identified by terminology such as “may,” “will,” “should,” “expect,” “scheduled,” “plan,” “seek,” “intend,” “anticipate,” “believe,” “estimate,” “aim,” “potential,” or “continue” or the negative of those terms or other comparable terminology. Although we believe that our plans, intentions and expectations are reasonable, we may not achieve our plans, intentions or expectations.
      These forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from the forward looking statements we make in this prospectus are set forth in “Risk Factors.” We undertake no obligation to update any of the forward looking statements after the date of this prospectus to conform those statements to reflect the occurrence of unanticipated events, except as required by applicable law.
      You should carefully read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement on Form S-1, of which this prospectus is a part, that we have filed with the SEC, with the understanding that our actual future results, levels of activity, performance and achievements may be different from what we expect and that these differences may be material. We qualify all of our forward looking statements by these cautionary statements.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. While we have highlighted what we believe is important information about us and this offering in this summary, it does not contain all of the information that you should consider before investing in us. You should read the entire prospectus carefully, including the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” and the financial statements and the related notes contained in this prospectus before making an investment decision. Unless otherwise indicated, all information contained in this prospectus assumes that the underwriter has not exercised its over-allotment option.
Our Company
Overview
      We are a provider of workers’ compensation insurance products for employers in New York, California and Texas which, prior to our November 2006 acquisition of Embarcadero, was focused on self-insured groups but now also includes providing traditional workers’ compensation coverage to businesses primarily located in California. Our business consists of three primary segments: (1) fee-based management services, (2) excess workers’ compensation reinsurance, and (3) primary workers’ compensation insurance.
      We have been in the business of forming and managing self-insured groups since CRM’s inception in 1999. A self-insured group is an association of employers which provides workers’ compensation insurance to its members. Each group we manage is composed of employers in the same industry, all of which are located in a single state. The premiums paid by the members of the groups we manage provide funding for claims and loss adjustment expenses and the general expenses of the groups. As of January 1, 2007, we will manage 14 self-insured groups in 12 industries. Eight of these groups are in New York, five are in California and our newest group, which was formed on December 1, 2006, is in Texas. The groups we have formed are concentrated in industries that we believe have favorable risk profiles, and we regularly screen and monitor the members of each group we manage.
      We provide the groups with a comprehensive range of services, including: assistance in the formation of groups, underwriting, risk assessment, safety and loss control services, medical bill review and case management, general management and recordkeeping, regulatory compliance, and, in New York and Texas, claims management services. We also act as a broker by placing excess coverage insurance and any required surety bonds for the groups.
      Our fee-based management services business has increased substantially since its inception in New York in 1999 and in California in 2003. Our management fees and commission income grew from $74,000 and $20.7 million in 2003 in California and New York respectively, to $9.4 million and $27.0 million in 2005. We believe that our California fee-based management services business will continue to grow through both an increase in membership in our existing groups and an increase in the number of groups we manage. Although we have formed groups in New York for all industries that we currently desire to target, we believe that growth in our New York fee-based management services business will occur as a result of increases in the number of members in our existing groups. Our management fees are based on either a percentage of the premiums our groups charge their members or workers’ compensation rates set by the New York Workers’ Compensation Board and are recognized as income over the year for which such premiums are fixed. Increases and decreases in the aggregate of annualized premiums are an indication of the increase or decrease in the amount of management fees we expect to earn in the future as our unearned management fees are recognized as income. The aggregate annualized premiums paid by the members of our California groups were $72.3 million, $74.9 million and $24.1 million for the nine months ended September 30, 2006 and the years ended December 31, 2005 and 2004, respectively. The aggregate annualized premiums attributable to our New York groups were $121.0 million, $114.0 million and $110.0 million for the nine months ended September 30, 2006 and the years ended December 31, 2005 and 2004, respectively. Following three years of relatively stable rates, the New York Workers’ Compensation Board passed a rate increase in July 2005, averaging eight percent across the industries in which we have formed groups that became effective in October 2005. Since this increase, rates in New York have remained stable.
      Our fee-based management services segment accounted for approximately 61% of our total revenues and approximately 34% of our income before taxes for the nine months ended September 30, 2006 and approximately 81% of our total revenues and approximately 76% of our income before taxes for the year ended December 31, 2005.
      In addition to providing these groups with a comprehensive range of services, we underwrite all of the risks in each group and leverage this underwriting knowledge by providing reinsurance for a portion of the excess coverage insurance through our subsidiary, Twin Bridges, a Bermuda-based reinsurance company. The self-insured groups are required to purchase excess workers’ compensation coverage to cover claims that exceed a threshold established by state law or regulation or by administrative determination. Upon the renewal of our groups’ excess coverage policies during 2007, we expect to reinsure a portion of this excess coverage for 12 of our 14 groups. We act as a broker and place this excess insurance coverage and any required surety bonds for the groups.
      We currently operate under an agreement with New York Marine & General Insurance Company, or NY Marine & General, through which we reinsure 70% of the excess coverage provided to our groups by NY Marine & General in exchange for 70% of the premiums paid to NY Marine & General by our groups. Twin Bridges issued a provisional notice of cancellation of our current reinsurance agreement to NY Marine & General in accordance with the notification provisions of the agreement. NY Marine & General, in turn, issued provisional notice of cancellation to Twin Bridges. Under the provisional notice, if our current reinsurance agreement is not extended by the mutual agreement of Twin Bridges and NY Marine & General, it will automatically terminate on December 31, 2006. Our current intention is to not renew our current reinsurance agreement with NY Marine & General. Instead, we plan to use Majestic as an admitted reinsurance carrier in California and New York.
      Our reinsurance segment accounted for approximately 37% of our total revenues and approximately 75% of our income before taxes for the nine months ended September 30, 2006 and approximately 19% of our total revenues and approximately 28% of our income before taxes for the year ended December 31, 2005.
      On November 14, 2006, we acquired all of the outstanding shares of Embarcadero for a cash purchase price of $46.3 million. Through its wholly owned subsidiary, Majestic, Embarcadero provides primary workers’ compensation insurance through independent insurance brokers and agents to medium to large size businesses primarily located in California. Majestic is a U.S. admitted insurance company organized and domiciled in California. Majestic is also licensed as an insurance company in 15 other states, with active operations in Alaska, Arizona, Nevada, Oregon and Washington. On December 18, 2006, Majestic became licensed as an insurance company in New York. For the nine months ended September 30, 2006, Embarcadero reported revenues of $55.2 million and net income of $5.5 million. For the years ended December 31, 2005 and 2004, Embarcadero reported revenues of $77.0 million and $75.8 million and net income of $5.2 million and $4.4 million, respectively. Our subsidiary, CRM USA Holdings, through a newly formed Delaware statutory trust subsidiary, issued $35 million in trust preferred securities to partially finance our acquisition of Embarcadero. The balance of the purchase price for Embarcadero was financed through the sale of investments and the use of cash balances on hand of approximately $17 million. Cochran Caronia Waller LLC, an affiliate of the underwriter, represented the former owners of Embarcadero in connection with the sale of all of the outstanding shares of Embarcadero to us.
      On November 16, 2006 A.M. Best Company, Inc., or A.M. Best, a nationally recognized insurance industry rating service and publisher, upgraded Majestic’s financial strength rating from “B++” (Very Good) to “A-” (Excellent) based on a $5 million capital contribution from CRM USA and the financial strength of its new parent. We believe that this upgrade will provide Majestic the ability to bid on business that had previously been unavailable to it due to minimum rating requirements by some employers and brokers.
      We believe that the addition of Majestic and its network of brokers will provide us with additional opportunities in the workers’ compensation market through enabling our existing networks of brokers to provide either a self-insured product through one of our existing groups or a traditional workers’ compensation policy from us. Moreover, we believe that we will be able to expand the membership of our existing groups through Majestic’s network of brokers, as they will now have the opportunity to offer self-insurance through our groups. Our broker network increased from nearly 300 to more than 400 brokers with the acquisition of Majestic.
      Effective as of December 28, 2006, Martin D. Rakoff resigned as our Co-Chief Executive Officer and Deputy Chairman of our board of directors, and his employment agreement was terminated. See “Certain Relationships and Related Transactions — Other Agreements”.
Strategy
      We intend to leverage our competitive strengths to pursue profitable growth and favorable returns on equity using the following strategies:

•	Continue to Grow our Fee-Based Business. We believe that our underwriting expertise, loss control, claims management and audit services position us to continue the growth we have experienced in the California self-insured market during our three-year history there. This should occur through both an increase in membership in our existing groups and through an increase in the number of groups we manage. In New York, we believe growth will result from an increase in the membership in our groups.

•	Use our Expanded Broker Network to Offer a Broader Line of Products. With our acquisition of Majestic, we intend to provide both our existing broker network and Majestic’s broker network with the ability to offer workers’ compensation insurance products for self-insured groups as well as traditional workers’ compensation coverage.

•	Expand our Reinsurance Business. By growing our fee-based business and managing a larger premium base paid by the members of the self-insured groups, we will have access to a larger amount of excess coverage premium. Currently, we reinsure a portion of the excess coverage provided to our managed groups by NY Marine & General. In 2007, we expect to offer excess coverage to our managed groups in New York and California through Majestic and retain a larger portion of the excess coverage through Twin Bridges.

•	Provide Workers’ Compensation Insurance through Independent Insurance Brokers and Agents to Insureds. Our recent acquisition of Majestic allows us to offer workers’ compensation coverage to insureds that prefer traditional workers’ compensation coverage or do not meet the criteria of our existing managed groups, but have attractive premium-to-risk profiles. The recent upgrade of Majestic’s financial strength rating to an “A-” by A.M. Best provides a larger universe of market opportunities.

•	Diversify our Business Geographically. Prior to our acquisition of Majestic, our overall business was concentrated in the states of New York and California and consequently our financial performance was substantially affected by changes in those workers’ compensation markets. Our acquisition of Majestic provides us with an enhanced presence in California as well as the ability to expand our insurance activities to a number of other states in which Majestic is licensed as an insurer. In addition, we have identified other states that we believe could represent new market opportunities for our self-insured group product. One such state is Texas where we recently formed a self-insured group for the printing and publishing industry.

•	Expansion of our medical bill review and case management services. We have recently secured new clients for our medical bill review and case management services and have identified and are currently negotiating arrangements with additional prospects with which we have no pre-existing relationship. We also intend to offer our management services on an integrated basis to individual self-insured entities. We believe that offering our management services to self-insured entities requires the same analysis as offering our services to self-insured groups and does not involve any different risks or uncertainties than are applicable to our existing management services business.

•	New business lines. We intend to explore developing and offering non-workers’ compensation property and casualty insurance products to carefully selected members of the groups we manage and other insureds outside of our groups. If we develop and offer these products, we expect to underwrite this insurance through Majestic provided that Majestic possesses, or successfully obtains, any licenses required to write such business. We believe that our ability to offer these additional insurance products to members of our groups will enable us to compete more effectively with commercial insurers that provide property and casualty insurance products together with workers’ compensation insurance as a comprehensive package. Further, if we ultimately develop and offer these insurance products, Twin Bridges may reinsure a portion of these risks.
Operating Challenges
      As part of your evaluation of our business, you should take into account the challenges we face in implementing our strategies, which include the following:

•	We may experience difficulty in integrating our recent acquisition of Embarcadero into our operations and we may not realize the anticipated benefits of the acquisition.

•	Our groups may be unable to continue to obtain excess coverage on favorable terms or we may not be offered the opportunity to reinsure a portion of the excess coverage on favorable terms.

•	Our loss reserves may be inadequate to cover actual losses.

•	Groups we manage could conclude that our acting as manager of the groups and reinsurance broker for our groups, while also reinsuring a portion of the excess coverage, presents an unacceptable conflict of interest.

•	We face intense competition and may lose one or more of our managed groups or key members of a group, or our groups may determine to obtain excess coverage insurance from insurers that do not offer us the opportunity to provide reinsurance of any portion of this excess coverage.

•	We are exposed to economic and regulatory risks of conducting business only in New York, California and Texas.

•	Our reinsurance business and the groups we manage in California and Texas have limited operating histories, and it is difficult to predict their future performance.

•	A downgrade in Majestic’s A.M. Best rating would negatively affect our business.

•	Our business is subject to extensive regulation.

•	An inability to obtain or collect on our reinsurance protection could negatively affect our business.
For further discussion of these and additional challenges we face, see “Risk Factors” beginning on page 10.
Organization and Principal Executive Offices
      CRM Holdings is a Bermuda exempted holding company incorporated in September 2005. Our principal executive offices are currently located at Skandia International House, 16 Church Street, Hamilton, Bermuda HM 11, and our telephone number is (441) 295-2185. As of January 15, 2007, however, we will be relocating our principal executive offices to Perry Building, 40 Church Street, Hamilton, Bermuda HM 12. The headquarters of our U.S. subsidiaries is located at the offices of CRM at 112 Delafield Street, Poughkeepsie, NY 12601, and the telephone number is (845) 452-4100. Our website address is www.crmholdingsltd.bm. The information found on our website is not, however, a part of this prospectus and any reference to our website is intended to be an inactive textual reference only and is not intended to create any hypertext link.
      Immediately prior to our initial public offering in December 2005, CRM Holdings acquired from the former owners of CRM, CRM CA, Eimar and Twin Bridges, in exchange for our common shares, all of the membership interests of CRM, CRM CA and Eimar and all of the outstanding shares of Twin Bridges. We refer to this transaction in this prospectus as our restructuring. The restructuring is more fully described under “Business — Organization.”

This Offering

Common shares offered by the selling shareholders	2,506,646 shares

Common shares to be outstanding immediately after this offering, including 395,000 Class B shares	16,273,367 shares including 395,000 shares which will be issued in exchange for 395,000 Class B shares held by a selling shareholder immediately prior to this offering.

Use of net proceeds	We will not receive any proceeds from this offering.

Dividend Policy	We do not presently intend to declare dividends on our common shares. See “Dividend Policy.”

Trading	Our common shares are listed for quotation on the Nasdaq Global Select Market under the symbol “CRMH.”

Voting limitation	Our bye-laws contain a provision limiting the voting rights of a U.S. person, as defined in the U.S. Internal Revenue Code of 1986, as amended, or “the Code,” who owns (directly, indirectly or constructively under the Code) shares representing more than 9.9% of the total voting power of all shares entitled to vote generally in an election of directors to 9.9% of the total voting power.

Risk Factors	Investing in our common shares involves risks. See “Risk Factors.”
      Unless otherwise noted, the number of common shares and non-voting Class B shares outstanding after this offering assumes no exercise of the over-allotment option to purchase 375,997 common shares granted to the underwriter by the selling shareholders. See “Selling Shareholders.”
      Unless otherwise noted, the number of shares of common shares and non-voting Class B shares to be outstanding after this offering excludes 210,597 restricted shares of our common shares that will potentially vest over the next 3 years and 1,259,540 shares of our common shares reserved and available for issuance under our 2005 Long-Term Incentive Plan.

Summary Consolidated Financial and Pro Forma Information
      The following table sets forth our summary historical consolidated financial information for the periods ended and as of the dates indicated. The historical results are not necessarily indicative of results to be expected in any future period.
      For the periods prior to our restructuring and initial public offering, the accompanying financial statements include the combined financial statements of CRM, CRM CA and Eimar, which are limited liability companies, and Twin Bridges. The combined financial statements for the periods prior to the restructuring are referred to as “consolidated” in the financial statements and information included in this prospectus. For periods including and subsequent to our restructuring and initial public offering, the financial statements and information included in this prospectus include, on a consolidated basis, the accounts of CRM Holdings and its subsidiaries.
      The summary unaudited consolidated income statement information for the nine months ended September 30, 2006 and 2005 and the summary unaudited consolidated balance sheet information as of September 30, 2006 and 2005 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus.
      The summary consolidated income statement information for the years ended December 31, 2005, 2004 and 2003 and the summary consolidated balance sheet information as of December 31, 2005 and 2004 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated income statement for the year ended December 31, 2002 and the summary consolidated balance sheet information as of December 31, 2003 are derived from our audited consolidated financial statements not included in this prospectus. The summary unaudited consolidated income statement information for the year ended December 31, 2001 and the summary unaudited consolidated balance sheet information as of December 31, 2002 and 2001 are derived from our unaudited financial statements not included in this prospectus.
      You should read the following summary consolidated financial information in conjunction with the information contained in this prospectus, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included elsewhere in this prospectus. Many factors may cause our actual results to differ materially from the financial information and results presented below including, but not limited to, those factors discussed in “Risk Factors.”

	Nine Months Ended
	September 30,		Years Ended December 31,
Summary
Income Statement Information	2006	2005	2005	2004	2003	2002	2001

	(Dollar amounts in thousands except per share amounts)
Revenues
Fee-based management services	$29,656	$26,200	$36,495	$27,656	$20,821	$17,614	$7,967
Net reinsurance premiums earned	16,200	5,295	8,362	5,110	253	—	—
Investment income	2,584	115	210	54	16	37	13

Total revenues	48,440	31,610	45,067	32,820	21,090	17,651	7,980

Expenses
Losses and loss adjustment expenses	4,495	2,269	3,584	2,528	168	—	—
Fees paid to general agents and brokers	7,927	8,444	11,490	9,507	7,830	7,651	3,615
Selling, general and administrative expenses	19,992	13,970	20,076	13,441	9,240	6,471	3,140
Policy acquisition costs and other expenses	4,870	1,608	2,579	1,538	121	33	21

Total expenses	37,284	26,291	37,729	27,014	17,359	14,155	6,776

Income before taxes	11,156	5,319	7,338	5,806	3,731	3,496	1,204
Provision for income taxes	1,067	—	63	—	—	—	—
Net income	10,089	5,319	7,275	5,806	3,731	3,496	1,204
Pro forma provision for income taxes(1)	—	1,498	2,160	1,869	1,437	1,328	458

Pro forma net income	$—	$3,821	$5,115	$3,937	$2,294	$2,168	$746

Basic and fully diluted earnings per share(2)	$0.62	$0.37	$0.49	$0.38	$0.22	$0.21	$0.07
Pro forma adjusted earnings per share(3)	—	$0.37	$0.49
Pro forma cash dividends declared per common share	—	$0.65	$0.76		$0.66	$0.34	$0.03
Weighted average common shares outstanding(2)	16,247	10,247	10,428	10,247	10,247	10,247	10,247
Weighted average fully diluted shares outstanding(2)	16,252	10,247	10,431	10,247	10,247	10,247	10,247

	Nine Months
	Ended		Years Ended
	September 30,		December 31,

	2006	2005	2005	2004	2003

Loss and loss adjustment expense ratio(4)	27.7%	42.9%	42.9%	49.5%	66.4%
Expense ratio(5)	32.6%	32.8%	34.3%	33.6%	54.2%

Combined ratio on net reinsurance premiums(6)	60.3%	75.7%	77.2%	83.1%	120.6%

(1)	Prior to our initial public offering on December 27, 2005, CRM and Eimar were organized as stand alone limited liability companies and were not subject to U.S. federal income tax on their respective earnings. The pro forma results assume that those earnings attributed to our U.S. subsidiaries were fully taxable at a 40% effective tax rate.

(2)	10,247 shares of our common and Class B shares issued to the former owners of CRM, Eimar and Twin Bridges are assumed to be outstanding for all periods presented prior to our initial public offering.

(3)	Based on 10,442 and 10,474 common shares outstanding for the nine months ended September 30, 2005 and the year ended December 31, 2005, respectively, after including 195 and 47 common shares representing the excess of distributions over net income for the respective periods.

(4)	The loss and loss adjustment expense ratio of our reinsurance segment is the quotient computed by dividing net loss and loss adjustment expense incurred in the period by net reinsurance premiums earned during the period.

(5)	The expense ratio of our reinsurance segment is the quotient computed by dividing the sum of policy acquisition costs and other operating expenses allocated to our reinsurance segment incurred during the period by net reinsurance premiums earned during the period.

(6)	The combined ratio on net reinsurance premiums of our reinsurance segment is the sum of the loss and loss adjustment expense ratio and the expense ratio for the period.

Summary Consolidated Balance Sheet Information

	As of September 30,		As of December 31,

	2006	2005	2005	2004	2003	2002	2001

	(Dollar amounts in thousands)
Assets
Cash and investments	$82,466	$7,763	$76,993	$5,975	$1,660	$4,644	$2,342
Premiums receivable, net	13,082	3,565	2,648	3,758	2,140	—	388
Accounts receivable	5,081	2,011	2,067	41	—	—	—
Deferred policy acquisition costs	2,706	919	442	1,414	824	—	—
Other assets	2,350	3,368	1,766	1,537	1,260	2,160	272

Total assets	$105,684	$17,627	$83,916	$12,724	$5,882	$6,804	$3,002

Liabilities and shareholders’ and members’ equity
Reserve for losses and loss adjustment expenses	$10,774	$4,965	$6,280	$2,696	$168	$—	$—
Unearned reinsurance premiums	8,969	3,106	1,494	4,780	2,785	—	—
Unearned fee-based management services	935	3,206	1,319	3,005	2,861	3,952	1,486
Accrued expenses and other liabilities	5,605	6,903	5,893	1,356	1,232	1,959	620

Total liabilities	26,284	18,181	14,986	11,836	7,046	5,910	2,106

Common stock and paid-in capital	66,605	1,000	66,220	1,000	1,000	—	—
Retained earnings	12,795	2,212	2,711	835	(51)	—	—
LLC members’ (deficit) equity	—	(3,767)	—	(947)	(2,113)	894	897

Total shareholders’ and members’ equity (deficit)	79,400	(554)	68,930	888	(1,164)	894	897

Total liabilities and shareholders’ and members’ equity	$105,684	$17,627	$83,916	$12,724	$5,882	$6,804	$3,002

RISK FACTORS
      An investment in our common shares involves a high degree of risk. Before making an investment decision, you should carefully consider the risks described below and all of the information contained in this prospectus. If any of the risks discussed in this prospectus actually occur, our business, financial condition and results of operations could be materially and adversely affected. If this were to happen, the price of our common shares could decline significantly and you may lose all or a part of your investment.
Risks Related to Our Reinsurance and Insurance Businesses

We may experience difficulty in integrating our recent acquisition of Embarcadero into our operations and we may not realize the anticipated benefits of the acquisition.
      Our acquisition of Embarcadero in November 2006 involves a number of risks to our business, including some or all of the following:

•	the diversion of management’s attention from our core businesses;

•	the disruption of our ongoing business;

•	entry into markets in which we have limited or no experience;

•	the ability to integrate the acquisition without substantial costs, delays or other problems;

•	managing a much larger combined business, including implementing adequate internal controls;

•	inaccurate assessment of undisclosed liabilities;

•	a failure to accurately assess the risks associated with the businesses that Embarcadero has insured and loss reserves that are inadequate to cover actual losses;

•	the incorporation of and development of diversified workers’ compensation insurance products;

•	the failure to realize expected synergies and costs savings;

•	the loss of key employees or customers of the acquired business;

•	increasing demands on our operational systems; and

•	possible adverse effects on our reported operating results.
      The Embarcadero acquisition is the first acquisition that we have completed since becoming a public company. The expansion of our business and operations resulting from the Embarcadero acquisition may strain our administrative, operational and financial resources. The successful integration of Embarcadero into our company will require, among other things, the retention and assimilation of its key management, sales and other personnel; the incorporation of and development of diversified workers’ compensation insurance products; the coordination of their lines of insurance products and services; the adaptation of their technology, information systems and other processes, including internal controls; and the retention and transition of its customers and agents. Unexpected difficulties in integrating Embarcadero could result in increased expenses and the diversion of substantial time, effort, attention and dedication of management resources and may distract our management in unpredictable ways from our existing business. The integration process could create a number of potential challenges and adverse consequences for us, including the possible unexpected loss of key employees, brokers and agents, a possible loss of sales or an increase in operating or other costs. These types of challenges and uncertainties could have a material adverse effect on our business, financial condition and results of operations. We may not be able to manage the combined operation effectively or realize any of the anticipated benefits of our recent acquisition of Embarcadero, which could also have a material adverse effect on our business, financial condition and results of operations.
      Although we have conducted what we believe to be a prudent level of investigation regarding Embarcadero’s business and its loss reserves, an unavoidable level of risk remains regarding the actual condition of the business. Embarcadero has established loss reserves that represent an estimate of ultimate amounts needed to pay and administer claims with respect to insured events that have occurred, including events that have not yet been reported. Loss reserves are estimates and are inherently uncertain; they do not and cannot represent an exact measure of liability. Loss reserve estimates are based on estimates of the ultimate cost of individual claims and on actuarial estimation techniques. Several factors contribute to the uncertainty in establishing these estimates. Judgment is required in actuarial estimation to ascertain the relevance of historical payment and claim settlement patterns under current facts and circumstances. Key assumptions in the estimation process are the average cost of claims over time, which is referred to as severity trends, including the increasing level of medical, legal and rehabilitation costs, frequency risks, fluctuations in inflation, prevailing economic, social and judicial trends, legislative changes, third party claims handling procedures and costs associated with fraud or other abuses of the medical claim process. Accordingly, Embarcadero’s loss reserves may prove to be inadequate to cover actual losses, and we could become responsible for these liabilities. We could also become responsible for other unexpected liabilities that we failed or were unable to discover in the course of performing due diligence during the acquisition.
      Under the stock purchase agreement, the selling stockholders of Embarcadero are required to indemnify us against certain undisclosed liabilities and an adverse loss reserve development, up to specified amounts. However, we cannot assure you that the indemnification, even if obtained, will be enforceable, collectible or sufficient in amount, scope or duration to fully offset the possible liabilities. Any of the liabilities, individually or in the aggregate, could have a material adverse effect on our business, financial condition and results of operations.

We depend on our reinsurance business for a substantial portion of our revenues and profits and we could be adversely affected if we are not able to maintain or increase this business.
      The groups we manage purchase excess workers’ compensation coverage from U.S. admitted insurers to cover claims that exceed a minimum level established by state law or regulation or by administrative determination. Upon the renewal of our groups’ excess coverage policies during 2007, we expect to reinsure a portion of the excess workers’ compensation coverage purchased by 12 of our 14 groups.
      We derive a significant amount of our income from our reinsurance business. We anticipate that revenues from our reinsurance business could account for an increasing portion of our total revenues and net income. We currently reinsure 70% of the excess coverage provided to our groups by NY Marine & General up to certain per occurrence limits. In the future, we expect to offer excess coverage directly to our managed groups in New York and California through Majestic. In such event, our reinsurance subsidiary, Twin Bridges, will continue to reinsure a portion of such coverage. Twin Bridges issued provisional notice of cancellation of the quota share reinsurance agreement to NY Marine & General in accordance with the notification provisions of the agreement. NY Marine & General, in turn, issued provisional notice of cancellation to Twin Bridges, also in accordance with the notification provisions of the agreement. We do not currently intend to renew our current agreement with NY Marine & General. Consequently, we expect that the portion of our revenues dependent upon the placement of excess coverage for our groups will increase. As a result, unless we enter into reinsurance agreements with other third parties, Majestic will be the only source of business for Twin Bridges in the future.
      NY Marine & General or Majestic could lose or otherwise have their current licenses revoked, or Majestic could fail to obtain the required license in Texas. In addition, our groups may determine to obtain excess coverage insurance from other U.S. admitted insurers if such insurers offer a better rate or more favorable terms than those offered by NY Marine & General or, in the future, by us through Majestic. Further, these insurers may not offer us the opportunity to reinsure a portion of the excess coverage or may only do so in lower amounts or on terms and conditions that are less favorable or not acceptable to us. This may occur if these insurers are offered a better rate or more favorable terms from one of our competitors. We could lose all or a substantial portion of our reinsurance premium revenues which, for the nine months ended September 30, 2006 and the year ended December 31, 2005, represented approximately 37% and 19% of our total revenues, respectively. In addition, in such event we would be unable to grow by providing excess coverage insurance directly to our groups, which is one of our strategies for growth. Any of the adverse developments described above would have a material adverse effect on our business, financial condition and results of operations.

If we do not effectively price our insurance policies, our financial results will be adversely affected
      Our insurance policy prices are established when coverage is initiated. Adequate rates are necessary to generate premiums sufficient to pay losses, loss adjustment expenses and underwriting expenses, and to earn a profit. Our prices for insurance coverage are based on estimates of expected losses generated from the policies which we underwrite. We analyze many factors when pricing a policy, including the policyholder’s prior loss history and industry, and the loss prevention orientation of the policyholder’s management. Inaccurate information regarding a policyholder’s past claims experience puts us at risk for mispricing our policies. When initiating coverage on a policyholder, we must rely on the claims information provided by the policyholder or previous carriers to properly estimate future claims expense. If the claims information is not accurately stated, we may underprice our policy by using claims estimates that are too low. As a result, our actual costs for providing insurance coverage to our policyholders may be significantly higher than our premiums which would have a materially adverse effect on our business, financial condition and results of operations.
      In addition, the actions of state regulatory authorities have a material impact on the pricing of our policies. For example, in May 2006, the California Insurance Commissioner issued a decision adopting an advisory pure premium rate reduction of 16.4% for California workers’ compensation policies incepting on or after July 1, 2006. Pure premium is that portion of an insurance premium necessary to cover the cost of paying claims, such as medical and indemnity costs and allocated and unallocated loss adjustment expenses. Such actions of the California Insurance Commissioner are advisory only and insurance companies may choose whether or not to adopt the new rates. On May 19, 2006, Majestic filed new rates reflecting an average reduction of 15% from prior rates for new and renewal workers’ compensation insurance policies written in California on or after July 1, 2006. The filing was approved by the California Insurance Commissioner on May 26, 2006. On September 14, 2006, the Workers’ Compensation Insurance Rating Bureau of California, or “WCIRB,” an industry-backed private organization that provides statistical analysis, amended a previous filing with the California Insurance Commissioner to recommend an additional 6.3% decrease in advisory pure premium rates on new and renewal policies effective on or after January 1, 2007. The filing was based on a review of loss and loss adjustment experience through June 30, 2006 and was made in response to continued reductions in California workers’ compensation claim costs. On November 2, 2006, the California Insurance Commissioner recommended a 9.5% decrease in workers’ compensation advisory pure premium rates for policies commencing on or after January 1, 2007 which was subsequently approved by the California Department of Insurance. On November 21, 2006, Majestic filed for an 8.1% decrease effective January 1, 2007. This decrease was the eighth California rate reduction for Majestic since October 1, 2003, resulting in a net cumulative reduction of Majestic’s California rates of 48.5%.
      Consequently, we could underprice risks, which would adversely effect our profit margins, or we could overprice risks, which could reduce our sales volume and competitiveness. In addition, our competitors may adopt premium rate reductions that are greater than ours. In any of these scenarios, our business, financial condition, and results of operations could be materially adversely affected.

Our financial condition and results of operation could be adversely affected by our failure to establish adequate loss and loss adjustment expense reserves.
      We establish and adjust reserves for Twin Bridges and Majestic as we recognize our liabilities for unpaid losses, which represent estimates of amounts needed to pay and administer claims with respect to insured events that have occurred, including events that have not been reported. Loss reserves are estimates and are inherently uncertain; they do not and cannot represent an exact measure of liability. Workers’ compensation claims are often paid over a long period of time. In addition, there are no policy limits on our liability for workers’ compensation claims as there are for other insurance. Estimating reserves for these claims may be more uncertain than estimating reserves for other lines of insurance with shorter or more definite periods between occurrence of the claim and final determination of the ultimate loss and with policy limits for claim amounts. Accordingly, there is a greater risk that we may fail to accurately estimate the risks associated with the businesses that we insure and that our reserves may prove to be inadequate to cover our actual losses. Further, the period of time that generally elapses between the underwriting and pricing of our reinsurance of the excess coverage purchased by the groups we manage and the payment of a claim pursuant to such reinsurance is even longer than that for the managed groups and, as a result, our reserves are more difficult to estimate and are even less likely to be accurate.
      Loss reserve estimates are based on estimates of the ultimate cost of individual claims and on actuarial estimation techniques. Several factors contribute to the uncertainty in establishing these estimates. Judgment is required in actuarial estimation to ascertain the relevance of historical payment and claim settlement patterns under current facts and circumstances. Key assumptions in the estimation process are the average cost of claims over time, which is referred to as severity trends, including the increasing level of medical, legal and rehabilitation costs, frequency risks, fluctuations in inflation, prevailing economic, social and judicial trends, legislative changes, third party claims handling procedures and costs associated with fraud or other abuses of the medical claim process. Due to the inherent uncertainty of estimating reserves, it has been, and will continue to be, necessary to revise estimated future liabilities as reflected in our reserves for both Twin Bridges and Majestic for claims and related expenses. Furthermore, Twin Bridges has only been in existence since December 2003, has had limited loss experience and a relatively small population of underlying risks, and therefore we rely heavily on industry data in establishing our loss reserves. Our own experience in this line of business could run materially higher than industry loss experience and therefore we are exposed to an increased likelihood that our actual results may not conform to our estimates. Our business strategy includes reinsuring an increased amount of the excess coverage provided for the groups we manage, including the insurance coverage provided by Majestic.
      In addition, in states other than California, Majestic has a shorter operating history. Consequently, we must rely on a combination of industry benchmarks, our limited experience in these states and our experience in California. Operational changes in claims handling practices over the years may impact the interpretation of this historical data, which can also be impacted by external forces such as legislative changes, economic fluctuations and legal trends. A key assumption in the estimation process for workers’ compensation reserves is severity trends, including the increasing costs of health care and the medical claims process. If there were unfavorable changes in severity trends, our reserves for losses and loss adjustment expenses might need to be increased, which would result in a charge to our earnings.
      To the extent our loss reserves for Twin Bridges or Majestic are insufficient to cover actual losses and loss adjustment expenses, we will have to adjust our loss reserves and may incur charges to our earnings, which could have a material adverse effect on our business, financial condition and results of operations.

In the future, Twin Bridges will become a reinsurer of Majestic. Consequently, we may be exposed to a greater share of certain losses.
      In the future, we expect to shift to our reinsurance subsidiary, Twin Bridges, a portion of the excess coverage reinsurance that will be provided by Majestic to our groups. The excess coverage reinsurance is a form of reinsurance in which the reinsurer reimburses the insurer for all or a portion of claim payments in excess of a specified amount and usually subject to a limit, in exchange for a specified premium. In connection with such reinsurance arrangements, Twin Bridges will provide reinsurance to Majestic for losses under the excess coverage policies provided to our groups in excess of state-mandated limits up to a per occurrence limit. We expect to reduce the per occurrence limit under the new arrangements between Twin Bridges and Majestic compared to our current per occurrence limit under our current arrangement with NY Marine & General. However, we also expect that Twin Bridges will reinsure a larger share of such losses as compared to our current arrangement with NY Marine & General. Consequently, Twin Bridges would reduce its exposure to severe claims but could be liable for a larger proportion of losses that do not exceed the per occurrence limit. Thus, our increased overall exposure to losses from large loss occurrences could have a material adverse effect on our business, financial condition and results of operations.

A downgrade in the A.M. Best rating of our insurance subsidiary could reduce the amount of business we are able to write.
      Third-party rating agencies assess and rate the claims-paying ability of insurers based upon criteria established by the agencies. In May 2005, A.M. Best downgraded the financial strength rating of Majestic to “B++” (Very Good). Following our acquisition of Embarcadero, however, A.M. Best upgraded Majestic’s financial strength rating to “A-” (Excellent).
      These financial strength ratings are used by policyholders, insurers, reinsurers and insurance and reinsurance intermediaries as an important means of assessing the financial strength and quality of insurers. These ratings are not evaluations directed to potential purchasers of our common stock and are not recommendations to buy, sell or hold our common stock. Our ratings are subject to change at any time and could be revised downward or revoked at the sole discretion of the rating agencies. We believe that the ratings assigned by A.M. Best are an important factor in marketing our products. Our ability to retain our existing business and to attract new business in our insurance operations depends largely on these ratings. Our failure to maintain our ratings, or any other adverse development with respect to our ratings, could cause our current and future independent agents, insureds, managed groups and their individual members to choose to transact their business with more highly rated competitors. If A.M. Best downgrades our ratings or publicly indicates that our ratings are under review, it is likely that we would not be able to compete as effectively with our competitors, and our ability to sell insurance policies could decline. If that happens, our sales and earnings would decrease. For example, some of our agencies and insureds have similar guidelines governing the financial strength rating of the company providing coverage. A reduction of our A.M. Best rating below “A-” would prevent us from issuing policies to our groups, insureds or potential insureds with such ratings requirements. Because lenders and reinsurers will also use our A.M. Best ratings as a factor in deciding whether to transact business with us, the failure of Majestic to maintain its current rating could dissuade a lender or reinsurance company from conducting business with us or might increase our interest or reinsurance costs.

We may pursue opportunities to offer other insurance products to the members of our managed groups and others; any failure to manage the risks involved could have a material adverse effect on our business.
      We intend to explore the development and offering by Majestic of certain non-workers’ compensation property and casualty insurance products to carefully selected members of the groups we manage and to other entities that are not members of our groups. If we develop and offer these additional insurance products, Twin Bridges may reinsure a portion of the risk that is underwritten by Majestic. A number of risks are inherent in this strategy, including, among others:

•	greater loss exposure, especially if we fail to successfully manage or underwrite this new business;

•	the diversion of management’s attention;

•	an increase in our expenses and working capital requirements;

•	the need to hire additional marketing personnel, underwriters, claims personnel and other staff dedicated to the new lines of business; and

•	the need to obtain required licenses to issue non-workers’ compensation property and casualty products and additional regulatory approvals, if required by applicable laws.
      If we are unable to effectively manage these or other potential risks inherent in the marketing and sale of additional insurance products, it could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to obtain or collect on our reinsurance protection, our business, financial condition and results of operations could be materially and adversely affected.
      We purchase reinsurance coverage to help, in part, manage the risk assumed under the traditional workers’ compensation policies issued through Majestic. Reinsurance coverage helps to protect Majestic from the impact of large losses. It involves an arrangement in which an insurance company, called the ceding company, transfers insurance risk by sharing premiums with another insurance company, called the reinsurer. Conversely, the reinsurer receives or assumes reinsurance from the ceding company. Majestic currently purchases excess of loss reinsurance. Under excess of loss reinsurance, the reinsurer reimburses the ceding company for losses and loss expenses over a specified dollar amount up to an agreed limit per occurrence. Majestic’s excess of loss coverage provides reinsurance for occurrences of loss that exceed $600,000 but are less than $50 million. Twin Bridges, on the other hand, has traditionally acted only as a reinsurer. To date, Twin Bridges has not purchased any reinsurance for the risk that it assumes.
      The availability, amount and cost of reinsurance depend on market conditions and our experience with insured losses and may vary significantly. As a result of catastrophic events, such as the events of September 11, 2001, we may incur significantly higher reinsurance costs, more restrictive terms and conditions, and decreased availability. We review and renegotiate our reinsurance protection each year. We cannot be certain, however, that our reinsurance agreements will be renewed or replaced prior to their expiration upon terms satisfactory to us. If we are unable to renew or replace our reinsurance agreements upon terms satisfactory to us, our net liability on individual risks would increase and we would have greater exposure to catastrophic losses. If this were to occur, our underwriting results would be subject to greater variability and our underwriting capacity would be reduced. These consequences could adversely affect our business, financial condition and results of operations.
      Majestic’s agreements for workers’ compensation excess of loss reinsurance expire on June 30, 2007. Although we currently expect to renew the agreements upon their expiration, any decrease in the amount of our reinsurance at the time of renewal, whether caused by the existence of more restrictive terms and conditions or decreased availability, will also increase our risk of loss and, as a result, could materially adversely affect our business, financial condition and results of operations. Majestic currently has 10 reinsurers participating in its excess of loss reinsurance program, and we believe that this is a sufficient number of reinsurers to provide Majestic with reinsurance in the volume that it requires. However, it is possible that one or more of Majestic’s current reinsurers could cancel participation, or Majestic could find it necessary to cancel the participation of one of the reinsurers, in the excess of loss reinsurance treaty program. In either of those events, if Majestic’s reinsurance broker is unable to spread the cancelled or terminated reinsurance among the remaining reinsurers in the program, Majestic estimates that it could take approximately one to three weeks to identify and negotiate appropriate documentation with a replacement reinsurer. During this time, Majestic would be exposed to an increased risk of loss, the extent of which would depend on the volume of cancelled reinsurance.
      In addition, we are subject to credit risk with respect to Majestic’s reinsurers. Reinsurance protection that Majestic receives does not discharge our direct obligations under the policies Majestic writes. We remain liable to Majestic’s policyholders, even if we are unable to make recoveries to which we believe we are entitled under Majestic’s reinsurance contracts. Losses may not be recovered from the reinsurers until claims are paid, and, in the case of long-term workers’ compensation cases, the creditworthiness of the reinsurers may change before we can recover amounts to which we are entitled. If we experience these problems in the future, our costs would increase and our revenues would decline. As of September 30, 2006, Majestic had $37.1 million of amounts recoverable from its reinsurers that we would be obligated to pay if the reinsurers failed to pay Majestic. These consequences could adversely affect our business, financial condition and results of operations.

As we and our groups offer workers’ compensation insurance only, negative developments in this industry would adversely affect our business.
      Our insurance subsidiary, Majestic, currently offers only workers’ compensation insurance and our groups solely offer workers’ compensation insurance. As a result of this concentration, negative developments in the economic, competitive or regulatory conditions affecting the workers’ compensation insurance industry could have a material adverse effect on our financial condition and results of operations. A significant decrease in pricing of the policies we and our groups offer due to increased competition or regulatory action, adverse court decisions interpreting states’ workers’ compensation laws and newly enacted legislation could adversely affect our profitability and negatively impact our business.
      Should our competitors and/or our groups’ competitors offer products at prices lower than we believe would be profitable, we and/or our groups may be unable to compete at those lower prices and our premium levels and our groups’ premium levels could be reduced which would reduce our management fee revenues. Many of such competitors are multi-line carriers that can price the workers’ compensation insurance at a loss in order to obtain other lines of business at a profit. In contrast, our groups cannot offer workers’ compensation insurance at premium levels which would cause them to fall below actuarially adequate reserve thresholds. Further, since we only offer workers’ compensation insurance, any reduction in the premium levels we charge below actuarially adequate reserve thresholds would have a material adverse effect on the financial condition and results of operations of our insurance business.

Twin Bridges is subject to extensive regulation in Bermuda that may adversely affect its ability to achieve its business objectives. If Twin Bridges fails to comply with these regulations, it may be subject to penalties, including fines, suspensions and withdrawal of its insurance license.
      Twin Bridges is subject to regulation and supervision in Bermuda. Among other matters, Bermuda statutes, regulations and policies of the Bermuda Monetary Authority require Twin Bridges to maintain minimum levels of statutory capital, statutory capital and surplus, and liquidity, to meet solvency standards, to obtain prior approval of certain issuances and transfers of shares as well as to submit to certain periodic examinations of its financial condition. These statutes and regulations may, in effect, restrict Twin Bridges’ ability to assume reinsurance, to make certain investments and to distribute funds. We cannot predict whether any change to these regulations will materially and adversely affect our business.
      If Twin Bridges fails to comply with any of the above mentioned statutes and regulations, the Bermuda Monetary Authority may, among other things, direct Twin Bridges:

•	not to take on any new insurance business;

•	not to vary any insurance contract if the effect would be to increase the insurer’s liabilities;

•	not to make certain investments;

•	to realize certain investments;

•	to maintain in, or transfer to the custody of, a specified bank, certain assets;

•	not to declare or pay any dividends or other distributions or to restrict the making of such payments; and/or

•	to limit its premium income.
      The approval of the Bermuda Monetary Authority is required for all transfers of shares in Bermuda companies prior to the completion of the transfer. Also, the Bermuda Monetary Authority in its policy dated June 1, 2005 provides that where any equity securities, including our common shares, of a Bermuda company are listed on an appointed stock exchange, general permission is given for the issue and subsequent transfer of any securities of a company from and/or to a non-resident, for as long as any equities securities of such company remain so listed. The Nasdaq Global Select Market is deemed to be an appointed stock exchange under Bermuda law. Notwithstanding the above general permission, the Bermuda Monetary Authority has granted CRM Holdings permission, subject to the common shares in CRM Holdings being listed on an appointed stock exchange, to issue, grant, create, sell and transfer any of CRM Holdings’ shares to and among persons who are either resident or non-resident of Bermuda for exchange control purposes, whether or not such securities are listed on an appointed stock exchange.

Majestic is subject to minimum capital and surplus requirements. Failure to meet these requirements could subject Majestic to regulatory action.
      Majestic is subject to minimum capital and surplus requirements imposed under the laws of California and each state in which it issues policies. Any failure by Majestic to meet minimum capital and surplus requirements imposed by applicable state law will subject it to corrective action, which may include requiring adoption of a comprehensive financial plan, revocation of its license to sell insurance products or placing Majestic under state regulatory control. Any new minimum capital and surplus requirements adopted in the future may require us to increase the capital and surplus of our insurance company subsidiaries, which we may not be able to do.
Risks Related to Our Fee-Based Business

We are dependent upon a number of our larger managed groups, and any failure to retain our management agreements with these groups would adversely impact our business.
      A significant amount of our existing business is dependent on a relatively small number of our managed groups. Our four largest groups, The Healthcare Reinsurance Trust of New York, or HITNY, Elite Contractors Trust of New York, Contractors Access Program of California and Transportation Industry Workers’ Compensation Trust of New York, provided approximately 23%, 18%, 17% and 14%, respectively, of our revenues from fee-based management services for the nine months ended September 30, 2006 and approximately 27%, 20%, 13% and 11%, respectively, of our revenues from fee-based management services for the year ended December 31, 2005. The loss of one or more of these groups would have a material adverse effect on our business, financial condition and results of operations.

Our largest group, HITNY, is significantly underfunded.
      We believe that as of the date of this prospectus, adverse claims development has caused HITNY’s estimated ratio of regulatory assets to total liabilities to decrease significantly. As a result of HITNY’s underfunded status, the New York Workers Compensation Board, as part of its annual review of HITNY, has determined that HITNY will not accept any new members until the underfunding has been substantially corrected. We are presently in discussions with the Board of Trustees of HITNY and the New York Workers Compensation Board to develop a remediation plan to resolve HITNY’s funding status. These discussions are in the preliminary stage and we are unable to predict how they will conclude. The New York Workers Compensation Board has the regulatory authority to require underfunded groups to increase the premiums that their members pay to such groups, cause their members to pay an additional assessment for the coverage provided by such groups during prior years, review all expenses of the group, including, but not limited to, the management fees paid by such groups, and seek substantial reductions in such expenses and, in extreme circumstances, order the group to disband. In the past, we have been able to assist our underfunded groups, including HITNY, to develop and implement successful remediation plans and restore such groups to funded status. However, we cannot assure you that HITNY will be able to remediate its funding status successfully and in such an event, our business, financial condition and results of operations, as well as our reputation with respect to the provision of management services to self-insured workers compensation groups, could be materially and adversely affected. Furthermore, HITNY may assert a claim against us, which we would vigorously defend; if any such claim results in payments to HITNY or a reduction in the management fees HITNY pays to us, our business, financial condition and results of operations could also be materially and adversely affected.

We may be deemed to have a conflict of interest in concurrently managing groups and placing excess coverage for these groups with Majestic or another U.S. admitted insurer that cedes a part of this excess coverage to Twin Bridges.
      We currently act as a reinsurance broker for the groups we manage which will allow us to place reinsurance for our groups with Majestic in addition to other U.S. admitted insurers, while also reinsuring a portion of the excess coverage ceded from such reinsurers to Twin Bridges. In the future, we expect to offer excess coverage to our managed groups in New York and California through Majestic. It is possible that one or more of our groups could conclude that our acting as manager of the groups and as reinsurance broker for our groups, while also reinsuring a portion of the excess coverage, presents an unacceptable conflict of interest. If this should occur, we could lose all or a substantial portion of our reinsurance business or our brokerage business, either of which would have a material adverse effect on our business, financial condition and results of operations and prevent us from successfully implementing our growth strategy of providing excess coverage to the groups we manage in California and New York through Majestic. For example, a group of commonly owned former members of our largest managed group, HITNY, filed suit against CRM and HITNY on December 30, 2004 alleging, among other things, that CRM had engaged in self dealing and had committed a breach of fiduciary duty owed to them in connection with the placement of reinsurance for the members of the group. This suit was settled in April 2006. As a result of this settlement, we agreed to retroactively reduce the management fees which HITNY was required to pay to us for the period that began in April 2006 and ended in November 2006, resulting in a reduction of our management fees in the aggregate amount of $156,250.

Due to the joint and several liability of New York and California self-insured groups, the failure of any self-insured group in the state of New York or California could adversely affect our group management business.
      Each member of a self-insured group has joint and several liability for the obligations of the group incurred during the period of its membership and that group may assess the members for any short-fall, even after a member leaves a group, if the loss was incurred during such member’s participation in the group. If a group is not able to pay its liabilities from its assets or these assessments, the New York State Workers’ Compensation Board may use the security posted by the group and can also assess all of the other groups in New York State to pay these liabilities. In California, each member of a self-insured group must participate as a member in the Self-Insurers’ Security Fund established by state law. Such fund may assess each of its members a pro rata share of the funding necessary as a result of the failure of a private self-insured employer or self-insured group to meet its compensation obligations when the employer’s or group’s security deposit is either inadequate or not immediately accessible for the payment of benefits. The failure of a single large self-insured group in New York or California, even if it is a group that we do not manage, could have an adverse effect on the other groups in the state and could affect the regulation of groups by the state. Any such developments may seriously hamper our ability to retain existing members, attract new members to our managed groups and form new groups, each of which could have a material adverse effect on our business, financial condition and our results of operations.

Our groups are dependent on obtaining excess coverage for the workers’ compensation coverage they provide to their members and the loss of excess coverage would adversely affect our business.
      Our groups are required to purchase excess coverage from U.S. admitted insurers under state law or regulation or by administrative determination and thus are dependent on the availability of this coverage to carry on their business. The availability and cost of excess coverage for the groups are subject to market conditions, which are beyond our control. Our managed groups are dependent on insurers who underwrite excess coverage and may be unable to provide workers’ compensation coverage to their members if, in future periods, excess coverage becomes unavailable or only available on unacceptable terms and conditions or includes material sub-limits or exclusions. We cannot assure you that we will be able to continue to obtain adequate levels of excess coverage for the groups with U.S. admitted insurers at cost-effective rates. In such an event, our managed groups may be unable to retain existing members or attract new members, and we may not be able to form new groups, which would have a material adverse effect on our business, financial condition and results of operations.

If we underestimate the liabilities incurred by the groups we manage, our business could be adversely affected.
      Significant periods of time generally elapse between the underwriting and pricing of workers’ compensation insurance coverage and the payment of claims by our managed groups. As the groups recognize liabilities for unpaid losses, the groups establish or adjust reserves, which represent estimates of amounts the groups will need to pay with regard to their reported losses and unreported losses and the related loss adjustment expenses. Loss reserves are estimates and are inherently uncertain; they do not and cannot represent an exact measure of liability. Loss reserve estimates are based on estimates of the ultimate cost of individual claims and on actuarial estimation techniques. Several factors contribute to the uncertainty in establishing these estimates. Judgment is required in actuarial estimation to ascertain the relevance of historical payment and claim settlement patterns under current facts and circumstances. Key assumptions in the estimation process are the average cost of claims over time, which is referred to as severity trends, including the increasing level of medical, legal and rehabilitation costs, frequency risks, fluctuations in inflation, prevailing economic, social and judicial trends, legislative changes, third party claims handling procedures and costs associated with fraud or other abuses of the medical claim process. To the extent the loss reserves for any of our managed groups is insufficient to cover such group’s actual losses and loss adjustment expenses, the group will have to adjust its loss reserves and it may incur charges to its earnings, which could have a material adverse effect on its financial condition and cash flows and could require the group to assess its members. This could expose us to liability for our management of the group, have a negative impact on our future management of the group, and adversely affect our reputation as a manager.

Our groups in California employ third party administrators, or TPAs, to manage claims, and the failure to maintain these services could adversely affect our business.
      Under California law, we are not permitted to manage the claims of the groups we manage in California. Therefore, our groups in California contract with independent TPAs to perform this task. As manager of the groups, we retain claims settlement authority and establish loss reserves and review the work performed by the TPAs on a regular basis. If the TPAs fail to manage the claims of our California groups effectively, such failure may adversely affect the operation of these groups and, consequently, may adversely affect our ability to retain members or attract new members. Four of our California groups are currently managed by a single TPA, Matrix Absence Management, Inc., or Matrix, a subsidiary of Delphi Financial Group, Inc. A fifth group in California has retained Tristar Risk Management, or Tristar, to perform these services. If Matrix or Tristar were to fail to continue offering administrative services on competitive terms to these groups in California, our ability to maintain and grow our fee-based management services business in California could be materially and adversely affected.

We are developing a program to offer fee-based services to third-party entities with which we have no pre-existing relationships. We could fail to successfully market and provide these services to third parties.
      Part of our business strategy includes offering our medical bill review and case management services to large, self-insured entities and insurance companies, self-insured groups and other third-party entities with which we have no pre-existing relationships and which require these services. Since December 31, 2005, we added seven new clients and plan to identify and negotiate arrangements with other prospects. We intend to expand our marketing of these services within the next year, as we have recently hired a senior vice president of sales and product development. We will need to develop new relationships with these parties and we will incur expenses in marketing the services. If we are unable to develop new relationships and successfully market these services, we will not be able to implement this part of our business strategy. The failure to do so could have a material adverse effect on our business, financial condition and results of operations.

Our fee-based management services business may expose us to liability in excess of our current insurance coverage.
      The management of our groups exposes us to significant risks. We may have liability for errors or omissions in the services we perform. We may also be liable to our groups, third parties and governmental authorities for, among other things, fines, penalties and regulatory actions. These liabilities may exceed our insurance coverage and financial resources. The cost of obtaining errors and omissions, general liability and professional liability insurance is rising. We cannot assure you that our insurance will be sufficient to cover the liabilities we may incur or that we will be able to maintain insurance at reasonable rates or at all. If our policies are terminated and do not contain retroactive coverage, we will not be insured for claims made after the termination of coverage even if these claims are based on events or acts that occurred during the term of the policy. In such an event, we could be exposed to liability which could have a material adverse effect on our business, financial condition and results of operations.

Our revenues may decrease if our insured groups obtain reduced rates under their management agreements with us.
      On April 1, 2005, we agreed to a modification of our management agreement with HITNY which reduces the amount of revenue we derive from our management of HITNY. The agreement provides that it is retroactively effective as of October 1, 2004. Further, as part of a settlement of claims by a group of commonly owned former members of HITNY, we agreed to a reduction of our management fees charged to HITNY during the period beginning April 2006 and ending November 2006. HITNY was and continues to be our largest group and accounted for approximately 23% of our revenues from fee-based management services for the nine months ended September 30, 2006 and approximately 27% of these revenues for the year ended December 31, 2005. In the event that another group grows sufficiently and seeks or otherwise requests a rate reduction which we are compelled to accept, our financial condition and results of operations could be adversely affected.

The regulations applicable to workers’ compensation self-insured groups and insurance brokers are undergoing review and are subject to change in New York, California and Texas, and we may be adversely affected by any changes in those regulations.
      We and the groups we manage are subject to regulations in New York, California and Texas governing workers’ compensation self-insured groups. These regulations are undergoing review in both New York and California and are therefore subject to change. Much of the potential revisions in these regulations remain in the preliminary stages and have not yet been submitted for comment; however we cannot assure you that we are aware of all potential revisions that may be considered by the regulators. Nonetheless, the New York State Workers’ Compensation Board has expressed concern about rating the solvency of self-insured groups and may, in the future, institute a new system of grading self-insured groups in New York. The New York State Workers’ Compensation Board has also expressed concern over the need to ensure homogeneity among members of new self-insured groups and may, in the future, promulgate regulations to ensure that the members of all newly formed self-insured groups are insuring the same type of risks.
      In addition, the California Department of Insurance has proposed new regulations concerning brokers. If adopted as currently written, the regulations would apply to all lines of insurance and all brokers and general agents and would require brokers to disclose to clients the receipt or potential receipt of any income from a third party if that income derives from the broker’s transaction with the client. Under the proposed regulations, among other provisions, a misrepresentation or unfair act occurs if the broker does not advise a client whether the broker will seek a quote from one or more carriers. Also, the broker is subject to additional disclosure obligations if the broker makes a recommendation regarding such quotes. We may be subject to these regulations with respect to the brokerage services we provide to our groups. We cannot predict the adoption or effect of any future regulations in New York, California or Texas. Any regulations that are promulgated may subject us to additional compliance requirements and may materially and adversely affect our ability to achieve some or all of our business objectives and could have a materially adverse effect on our financial condition and results of operation.
Risks Generally Applicable to our Business

We and our groups are exposed to the credit risk of the reinsurers who provide excess coverage.
      The groups we manage are and will continue to be exposed to the credit risk of the insurers that provide excess coverage. Placing excess coverage with these insurers does not and will not relieve the members of our managed groups from liability. Furthermore, if these insurers fail to maintain satisfactory ratings from relevant rating agencies, they may not be eligible to insure the excess coverage. Any failure of these insurers to pay covered losses in a timely manner or to maintain the required ratings could have a material adverse effect on our reputation, business, financial condition and results of operations.
      Much like the groups that we manage through our fee-based business, our insurance subsidiary, Majestic, purchases excess workers’ compensation coverage from reinsurers to cover claims that exceed certain minimum levels. Consequently, we are subject to credit risk with respect to those reinsurers. Although we purchase reinsurance to manage our risk and exposure to losses, we continue to have direct obligations under the policies we write. We remain liable to our policyholders, even if we are unable to recover what we believe we are entitled to receive under our reinsurance contracts. Reinsurers might refuse or fail to pay losses that we cede to them, or they might delay payment. In the case of long-term workers’ compensation cases, the creditworthiness of our reinsurers may change before we can recover amounts to which we are entitled. Recent natural disasters, such as hurricanes Katrina, Rita and Wilma, have caused unprecedented insured property losses, a significant portion of which will be borne by reinsurers. If one of our reinsurers is active in markets other than the workers’ compensation insurance market, its ability to perform its obligations in the latter market may be adversely affected by events unrelated to workers’ compensation insurance losses.
      At September 30, 2006, Majestic carried a total of $37.1 million of reinsurance receivables for paid and unpaid losses and loss adjustment expenses and ceding commissions, representing 81% of Majestic’s total stockholders’ equity as of that date. If all reinsurance receivables became uncollectible, our surplus would decline by this amount, and we would not be in compliance with the applicable statutory capital and surplus requirements at our current level of premiums written. If we fall below risk-based capital solvency standards prescribed by the California Department of Insurance, the California Department of Insurance would have the statutory authority to place us into receivership, to suspend Majestic’s certificates of authority or to set limits on our maximum annual gross or net premiums written in all states. Of the $37.1 million in reinsurance receivables as of September 30, 2006, $2.2 million is currently recoverable on paid losses and $34.4 million is recoverable on unpaid losses and therefore is not currently due. The reinsurance receivables with respect to unpaid losses will become current as we pay the related claims. As of September 30, 2006, Majestic’s largest receivable from a single reinsurer was $22.7 million owed by its quota share reinsurer, Hannover Ruckversicherungs AG, representing 49.8% of Majestic’s total stockholders’ equity as of that date. Of that amount, $1.6 million was currently receivable with respect to paid losses. The balance related to losses that may be paid in the future and therefore is not currently due. If any of our reinsurers are unable or unwilling to pay amounts they owe us in a timely fashion, we could suffer a significant loss or a shortage of liquidity, which would have a material adverse effect on our business and results of operations.

Our geographic concentration ties our performance to the business, economic and regulatory conditions in New York and California and any changes in those conditions could adversely affect our business.
      Our self-insured groups are primarily located in New York and California. Unfavorable business, economic or regulatory conditions in either of those two states could negatively impact our business, and, consequently, we are exposed to economic and regulatory risks that are greater than the risks faced by insurance companies that conduct business over a greater geographic area. Furthermore, the California group self-insurance market is still developing and remains volatile.
      Majestic’s insurance business is primarily located in California. In the nine months ended September 30, 2006 and in the year ended December 31, 2005, approximately 91% and 92%, respectively, of Majestic’s revenues were attributable to insurance policies written in California. Our revenues and profitability are subject to prevailing regulatory, legal, economic, political, demographic, competitive, industrial and other conditions in New York and California. Changes in any of these conditions could make it less attractive for us to do business in these states and would have a more pronounced effect on us compared to companies which are more geographically diversified. For example, in May 2006, the California Insurance Commissioner issued a decision adopting an advisory pure premium rate reduction of 16.4% for California workers’ compensation policies incepting on or after July 1, 2006. Pure premium is that portion of an insurance premium necessary to cover the cost of paying claims, such as medical and indemnity costs and allocated and unallocated loss adjustment expenses. Such actions of the California Insurance Commissioner are advisory only and insurance companies may choose whether or not to adopt the new rates. On May 19, 2006, Majestic filed new rates reflecting an average reduction of 15% from prior rates for new and renewal workers’ compensation insurance policies written in California on or after July 1, 2006.
      In addition, on September 14, 2006, the WCIRB amended a previous filing with the California Insurance Commissioner to recommend an additional 6.3% decrease in advisory pure premium rates on new and renewal policies effective on or after January 1, 2007. On November 2, 2006, the California Insurance Commissioner recommended a 9.5% decrease in workers’ compensation advisory pure premium rates for policies commencing on or after January 1, 2007. On November 21, 2006, Majestic filed for an 8.1% decrease effective January 1, 2007 which was subsequently approved by the California Department of Insurance. This decrease was the eighth California rate reduction for Majestic since October 1, 2003, resulting in a net cumulative reduction of Majestic’s California rates of 48.5%. If the California Insurance Commissioner continues to adopt reductions to the advisory pure premium rate and we or our California groups are unable to match the premium rate reductions adopted by our competitors or our California groups’ competitors, our business, financial condition and results of operations could be materially adversely affected.
      Further, because our business is concentrated in this manner, the occurrence of one or more catastrophic events or other conditions affecting losses in New York or California could have a material adverse effect on our results of operation or financial condition.

Our business is heavily dependent upon independent general agents and brokers with whom we do not have exclusive relationships and the loss of any of these important relationships would adversely affect our business.
      All of the members of the groups we manage are introduced by general agents and brokers, and these groups derive a significant portion of their members from a limited number of these general agents and brokers. As of September 30, 2006, approximately 75% of the aggregate annualized premiums paid or attributable to the groups we manage was derived from members referred to our groups by approximately 20% of our general agents and brokers. Majestic also markets and sells its insurance products solely through independent, non-exclusive insurance agencies. As of September 30, 2006, approximately 50.7% of Majestic’s aggregate annualized premiums was derived from customers referred to Majestic by approximately 10% of Majestic’s general agents and brokers.
      We do not have an exclusive relationship with these general agents and brokers. They are not obligated to promote our groups or insurance products and may sell products offered by our competitors. Many of our competitors have longer relationships with the general agents and brokers that we use or intend to use. Further, we and the groups we manage must offer workers’ compensation insurance products that meet the requirements of these agencies and their customers and provide competitive compensation to these agencies. We cannot assure you that we will successfully maintain these relationships, cultivate new ones or be able to meet the future requirements of these general agents and brokers. In addition, consolidation in the general agency and insurance brokerage industry may lead to the loss of one or more of these relationships. The failure to maintain satisfactory relationships with general agents and brokers from which we obtain or expect to obtain our business or to develop new relationships would have a material adverse effect on our business, financial condition and results of operations.

We and the groups we manage face intense competition from a large number of companies in the workers’ compensation insurance business and in the reinsurance business and we may be unable to compete effectively, which would have a material adverse effect on our businesses.
      The workers’ compensation insurance market, which is our primary source of revenue, is highly competitive and, except for regulatory considerations, has very few barriers to entry. We and the groups we manage compete with many companies in the workers’ compensation insurance business. These competitors include, among others:

•	the state funds in New York, California and Texas;

•	specialty, regional and major insurers in New York, such as American International Group, Inc., Chubb Group of Insurance Companies, Zurich Financial Services, Utica National Insurance Group, Greater New York Mutual Insurance Company, Travelers Insurance Group Holdings Inc., Liberty Mutual Insurance Company and Hartford Financial Services Group Inc, and in California, such as Employers Direct Insurance Company, Redwood Fire & Casualty Insurance Co., Republic Companies Group, Inc., Redlands Insurance Co., St. Paul Travelers, Zenith National Insurance Corp, National Liability and Fire Insurance Company, Preferred Employers, SeaBright Insurance Company, CompWest Insurance Company, Employers Compensation Insurance Company of California, Everest Insurance Company, American International Group, Inc., Chubb Group of Insurance Companies, ICW Group and The Hartford Financial Services Group, Inc.; and

•	groups managed by other group administrators, such as First Cardinal Corporation and New York Compensation Managers, Inc. in New York and Bickmore Risk Services in California.
      Many of the insurance companies we compete with have more capital, better name and brand recognition and greater marketing and management resources than we or the groups we manage have. Competition within our industry is often intense and from time to time results in a significant reduction in premiums for workers’ compensation insurance. Many of our competitors have offered, and may continue to offer, workers’ compensation insurance combined with other lines of insurance coverage. Some of our competitors offer workers’ compensation insurance on a multi-state basis. We may be competitively disadvantaged because key members of our groups or significant customers of Majestic may be obliged or inclined to purchase packaged products or multi-state workers’ compensation coverage from our competitors in order to receive favorable rates for other types of liability coverage or because our competitors offer superior premium rates or policy terms. We cannot assure you that we will be able to implement our business strategy in a manner that will allow us to be competitive. Increased competition could reduce the ability of our groups to attract new members and retain existing members and would adversely impact the groups we manage. Furthermore, competitors may attempt to increase market share by lowering rates. In that case, we could experience reductions in our underwriting margins, or sales of our insurance policies could decline as customers purchase lower priced policies from our competitors. If we are unable to overcome these competitive disadvantages, it would have a material adverse effect on our business, financial condition and results of operations.

We and the groups we manage are subject to extensive regulation in the United States that may adversely affect our ability to achieve our business objectives. If we and our groups do not comply with these regulations, we and they may be subject to penalties, including fines, suspensions, withdrawals of licenses and restrictions on the growth of our groups.
      We and the groups we manage are subject to extensive governmental regulation and supervision. Most insurance regulations are designed to protect the interests of policyholders or members of the groups, rather than shareholders and other investors. These regulations, generally administered by a department of insurance or the workers’ compensation or similar board in each jurisdiction in which we do business, relate to, among other things:

•	approval of premium, contribution and funding rates;

•	ratios of assets to liabilities, credit and risk reserves, net worth levels and standards of solvency;

•	formation of groups and licensing as a third-party claims administrator in New York;

•	limits on the size and nature of risks assumed and retained, including requiring the purchase of excess coverage for loss above levels established by the applicable state regulatory agency;

•	mandatory guidelines for the investment of funds;

•	reserves for unearned premium, losses and other purposes;

•	periodic audits and other regulatory reviews of the financial statements of the groups, Majestic and Twin Bridges;

•	deposits for the benefit of the Chairman of the New York State Workers’ Compensation Board or Director of Industrial Relations of the State of California;

•	annual reporting and disclosure agreements;

•	limitations on our ability to transact business with our affiliates;

•	regulation of mergers, acquisitions and divestitures involving Majestic;

•	compliance by Majestic with various licensing requirements and approvals that affect our ability to do business;

•	approval or rejection of Majestic’s policy coverage and endorsements;

•	limitations on our investments and dividends;

•	assessment requirements for the provision of funds necessary for the settlement of covered claims under certain policies provided by impaired, insolvent or failed insurance companies; and

•	compliance with medical privacy laws.
      Insurance departments and state workers’ compensation or similar boards also conduct periodic examinations of the affairs of the insurance companies and groups they regulate and require the filing of periodic, annual and other reports relating to financial condition, approval of new members, groups and other matters. Moreover, the National Association of Insurance Commissioners, or NAIC, which is an organization of insurance regulators from the 50 states, the District of Columbia, and the four U.S. territories, and the state insurance regulators regularly reexamine existing laws and regulations, interpretations of existing laws and proposals for new laws. Such laws, regulations or interpretations by NAIC or state insurance regulators may be more restrictive or result in higher costs to us and the groups we manage.
      In addition, regulatory authorities have relatively broad discretion to deny or revoke licenses or suspend underwriting of business for various reasons, including the violation of regulations. We intend to base some of our practices on our interpretations of regulations or practices that we believe are generally accepted by the insurance industry. These practices may turn out to be different from the interpretations of regulatory authorities. If we, or the groups we manage, do not have the requisite licenses and approvals or do not comply with applicable regulatory requirements, insurance regulatory authorities could preclude or temporarily suspend us or the groups we manage from carrying on some or all of our or their activities, including placing restrictions on how many new members may be admitted to a group each year or on the amount of growth in premiums a group may experience, or otherwise impose penalties. In such an event, our reputation as well as our ability to operate our business would be materially and adversely affected. From time to time, one or more of our groups have been subject to certain operating restrictions, none of which has materially impacted our operations to date.
      In addition, workers’ compensation insurance is statutorily provided for in all of the states in which we do business. State laws and regulations provide for the form and content of policy coverage and the rights and benefits that are available to injured workers, their representatives and medical providers. For example, in California, on January 1, 2003, workers’ compensation legislation became effective that provided for increases in the benefits payable to injured workers. Also, in California, workers’ compensation legislation intended to reduce certain costs was enacted in September 2003 and April 2004. Among other things, this legislation established an independent medical review process for resolving medical disputes, tightened standards for determining impairment ratings by applying specific medical treatment guidelines, capped temporary total disability payments to 104 weeks from first payment and enabled injured workers to access immediate medical care up to $10,000 but required them to get medical care through a network of doctors chosen by the employer. The implementation of these reforms affects the manner in which we coordinate medical care costs with employers and the manner in which we oversee treatment plans. However, the reforms are subject to continuing opposition in the California legislature, in the courts and by ballot initiatives, any of which could overturn or substantially amend the reforms and regulatory rules applicable to the legislation. We cannot predict the ultimate impact of the reforms.
      Our ability to transact business with our affiliates and to enter into mergers, acquisitions and divestitures involving Majestic is limited by the requirements of the insurance holding company laws in California. To comply with these laws, we are required to file notices with the California Department of Insurance to seek its approval at least thirty days before engaging in any intercompany transactions, such as sales, purchases, exchanges of assets, loans, extensions of credit, cost sharing arrangements and extraordinary dividends or other distributions to shareholders. Under these holding company laws, any change of control transaction also requires prior notification and approval. Because these governmental agencies may not take action or give approval within the thirty day period, these notification and approval requirements may subject us to business delays and additional business expense. If we fail to give these notifications, we may be subject to significant fines and penalties and damaged working relations with these governmental agencies.
      Further, changes in the level of regulation of the insurance or reinsurance industry or changes in the laws or regulations or their interpretations by regulatory authorities could materially and adversely affect our ability to manage our groups or operate our business.
      The offshore insurance and reinsurance regulatory markets have long been the subject of scrutiny by federal and state legislative and regulatory bodies. This scrutiny has led to a number of legislative and regulatory initiatives designed to make it more difficult for offshore companies to transact business with U.S. persons. If Twin Bridges were to become subject to any United States federal or state law or regulation, Twin Bridges may be required to post deposits or maintain minimum surplus and may be prohibited from engaging in lines of business or from writing specified types of policies or contracts. Compliance with these laws and regulations could have a material adverse effect on our business, financial condition and results of operations.

Our managed groups in California and Texas and our reinsurance business have limited operating histories, and it may be difficult to predict their future performance.
      We began our reinsurance operations in December 2003 by reinsuring a portion of the excess workers’ compensation coverage NY Marine & General provides to groups we manage. We started providing management services to our first workers’ compensation group in California in October 2003 and in Texas in December 2006. We are still developing name recognition and a reputation in California and Texas, and, as a result, there may be limited historical information available to help evaluate our track record. In addition, to continue the growth of these areas, we expect to hire and retain additional key employees and other staff, develop and maintain business relations, continue to establish operating procedures, acquire or lease additional facilities, implement new systems, obtain approvals from regulatory agencies or organizations to form new groups and complete other similar tasks necessary for the conduct of our reinsurance and group management business in California and Texas. These expenses could have a material adverse effect on our business, financial condition and results of operations.

We may require additional capital in the future, which may not be available on favorable terms or at all.
      As we expand our group management business, we intend to reinsure additional excess coverage which may require us to have additional capital. Further, if we offer new insurance products or offer workers’ compensation insurance in additional states, we may need additional capital. The amount and timing of these capital requirements will depend on many factors, including our ability to grow our group management business and Majestic’s insurance business, to successfully reinsure the excess coverage required by our groups and our ability to offer new insurance products. At this time, we are not able to estimate the amount of additional capital we may require in the future or predict the timing of our future capital needs. Any additional equity or debt financing, if available at all, may be available only on terms that are not favorable to us. If we are able to raise capital through equity financings, your interest in us would be diluted, and the securities we issue may have rights, preferences and privileges that are senior to our common shares. If we raise capital through the issuance of debt, the incurrence and repayment of any debt could have a material adverse effect on our business, financial condition and results of operations.

We depend on our key executives, and may not be able to hire and retain additional key employees or successfully integrate new members of our management team and the loss of a key employee could have a material adverse effect on our business.
      Our success will depend largely on our continued reliance on the experience and expertise of our senior management, which includes, among others, Daniel G. Hickey, Jr., our Chief Executive Officer, who has more than 15 years of insurance industry experience. Although we have entered into employment agreements with Mr. Hickey and other members of our senior management team, any of our senior managers may terminate his employment with us and seek employment with others who may seek his expertise. The loss of Mr. Hickey’s expertise or the expertise of any of our senior management through death, disability or termination of employment would have a material and adverse effect on our business, financial condition and results of operations. We are not the beneficiary of life or disability insurance covering any of our executives, key employees or other personnel.
      Our ability to implement our business strategy will depend on our success in recruiting, retaining and successfully integrating our management team and other personnel. If we are unable to retain employees and to attract and integrate new members of our management team, key employees or other personnel, we may be unable to successfully implement our business strategy in a timely manner. If we are unable to do so or if we were to lose the services of our senior executives or key employees, it could have a material adverse effect on our business, financial condition and results of operations.
      Effective as of December 28, 2006, Martin D. Rakoff resigned as our Co-Chief Executive Officer and Deputy Chairman of our board of directors, and his employment agreement was terminated. See “Certain Relationships and Related Transactions — Other Agreements” for a further discussion of the terms of his resignation.

A significant amount of our invested assets will be subject to changes in interest rates and market volatility which could adversely affect our financial condition and results of operations.
      For periods prior to March, 2006 we invested the premiums we received from our reinsurance in short-term U.S. Treasury bills, cash and money market equivalents. In March, 2006 our board of directors established a Financial Investment Committee that adopted investment policies for our reinsurance premiums. Majestic has also established investment policies for the insurance premiums it receives. Management will implement these investment policies with the assistance of independent investment managers. We expect that our investment portfolio for both entities will include a significant amount of interest rate-sensitive instruments, such as bonds, which may be adversely affected by changes in interest rates. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond our control. Because of the unpredictable nature of losses that may arise under our insurance and reinsurance policies, our liquidity needs could be substantial and may increase at any time. Increases in interest rates will decrease the value of our investments in fixed-income securities. If increases in interest rates occur during periods when we sell investments to satisfy liquidity needs, we may experience investment losses. Conversely, if interest rates decline, reinvested funds will earn less than expected. For example, a one percent change in the current market interest rates would change the fair value of Majestic’s fixed-income securities by approximately $4.6 million as of September 30, 2006. The calculated change in fair value was determined using duration modeling assuming no prepayments.

      Our investment results may also be adversely affected by changes in the business, financial condition, credit worthiness or results of operations of the entities in which we invest, as well as changes in government monetary policies, general economic and overall market conditions. Furthermore, general economic conditions may be adversely affected by U.S. involvement in hostilities with other countries and large-scale acts of terrorism, or the threat of hostilities or terrorist acts.
      If we do not structure our investment portfolio so that it is appropriately matched with our insurance and reinsurance liabilities, we may be forced to liquidate investments prior to maturity at a significant loss to cover such liabilities. For this or any of the other reasons discussed above, investment losses could significantly decrease our asset base, which will adversely affect our ability to conduct business.
      Any of these events or changes could have a material adverse effect on our business, financial condition and results of operations.

Our profitability may be adversely impacted by inflation.
      The effects of inflation could cause the amount of each claim to rise in the future. Our reserves for losses and loss adjustment expenses include assumptions about future payments for settlement of claims and claims handling costs, such as medical treatments and litigation costs. To the extent inflation causes these costs to increase above reserves established for these costs, we would be required to increase our loss reserves with a corresponding reduction in our net income in the period in which the deficiency is identified, which could have a material adverse effect on our business, financial condition and results of operations.

Our holding company structure and certain regulatory, tax and other constraints affect our ability to pay dividends, make other payments and redeploy capital among our subsidiaries.
      CRM Holdings is a holding company and, as such, has no substantial operations. Dividends and other permitted distributions from our subsidiaries are expected to be our primary source of funds to meet our ongoing cash requirements and other expenses, and to pay dividends, if any, to shareholders. Bermuda law and regulations, including Bermuda insurance regulations, restrict the declaration and payment of dividends out of retained earnings, and the making of distributions out of contributed surplus, by Twin Bridges unless certain regulatory requirements are met. In addition, insurance regulations in California restrict the payment of dividends and other distributions by Majestic. The inability of Twin Bridges and/or Majestic to pay dividends in an amount sufficient to enable us to meet our cash requirements could have a material adverse effect on our business.

U.S. withholding tax payable on dividends paid to CRM Holdings by our U.S. subsidiaries affects our ability to pay dividends and redeploy capital.
      Any dividends paid from our U.S. subsidiaries to us would be subject to a U.S. federal withholding tax of 30%. We therefore do not expect to receive dividends from our U.S. subsidiaries for the foreseeable future. This will also restrict our ability to redeploy capital from our U.S. subsidiaries to our Bermuda operations. If Twin Bridges requires capital because of unanticipated losses or for other reasons, and we are unable to provide the required capital from the profits and cash flow of our U.S. operations, it could have a material adverse effect on our business, financial condition and results of operations.

Implementation of our growth strategies is subject to numerous risks and difficulties.
      Key elements of our growth strategies include continued growth and expansion of our fee-based business, growth in our reinsurance business, provision of traditional workers’ compensation insurance through independent insurance brokers and agents directly to insureds and expansion of our fee based and traditional workers’ compensation insurance businesses geographically. Our implementation of these strategies is subject to various risks, including risks associated with our ability to:

•	identify, recruit and integrate new independent agents;

•	properly design and price new and existing products and programs;

•	identify profitable new geographic markets and product lines to enter;

•	obtain necessary licenses and regulatory approvals;

•	as necessary, consider and identify further acquisition candidates and successfully execute and integrate acquisitions we undertake; and

•	identify, hire and train new underwriting and claims handling employees.
      We may encounter other difficulties in the implementation of our growth strategies, including unanticipated expenditures and damaged or lost relationships with customers and independent agents. In addition, our growth strategies include entry into geographic or business markets in which we have little or no prior experience. For example, we formed a new self insured group in Texas on December 1, 2006. In addition to this group, we are exploring and intend to form other self-insured groups in Texas. Since our existing personnel have limited experience managing groups and writing workers’ compensation insurance in Texas, we cannot predict with a high degree of certainty how this new business will impact our profitability. Any such difficulties could result in excessive diversion of senior management time and adversely affect our financial results.
      In addition, future growth of our primary insurance operations depends, in part, on our ability to expand our underwriting operations in jurisdictions in which Majestic is already licensed, but has limited operations and become licensed in and enter into new jurisdictions. Any effort to expand our operations in a state in which we do not currently have a strong presence will require significant marketing efforts in order to penetrate the new market. Expansion into additional jurisdictions would also require significant attention from members of our existing management team. Attention to operations in new jurisdictions could distract members of our management team and negatively impact our business.
      Further, if we pursue further acquisitions, they may require significant capital outlays. If we issue equity or convertible debt securities to pay for an acquisition, these securities may have rights, preferences or privileges senior to those of our common shareholders or the issuance may be dilutive to our existing shareholders. Once an acquisition is made, we could suffer increased costs, disruption of our business and distraction of our management while we integrate the acquired business into our operations. Any failure by us to manage our growth and to respond to changes in our business could have a material adverse effect on our business and profitability and could cause the price of our common stock to decline.

Our business could be adversely affected by Bermuda employment restrictions.
      Under Bermuda law, non-Bermudians (other than spouses of Bermudians and holders of a Permanent Resident’s Certificate) may not engage in any gainful occupation in Bermuda without an appropriate governmental work permit. Work permits may be granted or extended by the Bermuda government upon showing that, after proper public advertisement in most cases, no Bermudian (or spouse of a Bermudian) is available who meets the minimum standard requirements for the advertised position. In 2001, the Bermuda government announced a new policy limiting the duration of work permits to six years, with certain exemptions for key employees. We may not be able to use the services of one or more of our key employees in Bermuda if we are not able to obtain work permits for them, which could have a material adverse effect on our business. We have obtained non-resident work permits for Mr. Daniel G. Hickey, Jr. our Chief Executive Officer, our General Counsel, our Chief Operating Officer and our Chief Financial Officer. We currently expect to hire at least two employees in Bermuda, who could be either Bermudian or non-Bermudian. If we are unable to renew the work permits for our officers or to obtain work permits for any new employees we intend to hire, we may not be able to conduct our business operations fully or efficiently and our business, financial condition and results of operations would be adversely affected.

CRM Holdings could be considered a U.S. corporation for U.S. federal income tax purposes, and thus subject to U.S. tax on its worldwide income (including current income of Twin Bridges), if the value of Twin Bridges at the time of our restructuring did not exceed 20% of the total value of CRM, CRM CA, Eimar and Twin Bridges at that time.
      The American Jobs Creation Act of 2004 provides that, if a foreign corporation acquires substantially all of the assets of a U.S. corporation, and 80% or more of the stock of the foreign corporation (excluding new stock issued in a public offering related to the acquisition) is owned by former shareholders of the U.S. corporation by reason of their ownership of the U.S. corporation, the foreign corporation will be considered a U.S. corporation for U.S. federal income tax purposes. In our restructuring, the former owners of CRM and Eimar contributed all of their interests in CRM and Eimar to CRM USA Holdings in return for all of the common stock of CRM USA Holdings. The former owners of CRM and Eimar then contributed all of their CRM USA Holdings shares to us in exchange for 6,372,425 of our common shares. In addition, in our restructuring, the former owners of Twin Bridges contributed all of their shares in Twin Bridges to us in exchange for 3,874,690 of our common shares. As a result of these exchanges, the former owners of CRM, Eimar and Twin Bridges acquired 9,457,115 of our common shares and 790,000 of our Class B shares in our restructuring.
      Based on discussions with our professional advisors at the time of our restructuring, we believe that the former owners of CRM and Eimar did not obtain 80% or more of the stock of CRM Holdings (excluding the stock sold in our initial public offering) by reason of their ownership of CRM and Eimar (i.e., we believe that Twin Bridges was worth more than 20% of the combined value of CRM, CRM CA, Eimar and Twin Bridges). We cannot assure you that the U.S. Internal Revenue Service, or the IRS, will agree with our conclusions. If the IRS successfully challenges our conclusions, CRM Holdings would be subject to United States federal income tax on its worldwide income at the rate applicable to U.S. corporations, which is currently 35%, rather than being subject to tax on only certain U.S. source income and income effectively connected with a U.S. trade or business. However, in that case, dividends paid to CRM Holdings by its U.S. subsidiaries would not be subject to any U.S. federal income tax, nor would they be subject to the 30% U.S. federal withholding tax. The tax liability that would result if CRM Holdings is treated as a U.S. corporation for U.S. federal income tax purposes could have a material adverse effect on our business, financial condition and results of operations.

We may be deemed to be engaged in a U.S. trade or business or considered to be a personal holding company subject to U.S. tax.
      CRM Holdings and Twin Bridges are both Bermuda exempted companies. An exempted company is a company that states in its memorandum of association that it is an exempted company and is registered under the Bermuda Companies Act 1981, as amended, or the Companies Act, as such. An exempted company does not have to comply with the requirements of management and ownership by Bermudians applicable to local companies under the Companies Act. We intend to manage our business so that each of these companies will not be treated as engaged in a trade or business within the United States and, as a result, will not be subject to U.S. tax (other than U.S. excise tax on insurance and reinsurance premium income attributable to insuring or reinsuring U.S. risks and U.S. withholding tax on certain U.S. source investment income). However, because there is considerable uncertainty as to what activities constitute being engaged in a trade or business within the United States, we cannot be certain that the IRS will not successfully contend that CRM Holdings or Twin Bridges is engaged in a trade or business within the United States. In the event that CRM Holdings or Twin Bridges is deemed to be engaged in a trade or business within the United States, we would be subject to U.S. corporate income and branch profits taxes on the portion of our earnings effectively connected to such U.S. trade or business, which could have a material adverse effect on our business, financial condition and results of operations.
      Any of CRM Holdings’ U.S. subsidiaries might be subject to additional U.S. federal income tax on a portion of its income if it is considered a personal holding company for U.S. federal income tax purposes. This status will depend on whether more than 50% of our shares by value could be deemed to be owned (taking into account indirect and constructive ownership) by five or fewer individuals and whether 60% or more of such subsidiary’s adjusted ordinary gross income consists of “personal holding company income,” which is, in general, certain forms of passive and investment income. We believe that none of CRM Holdings’ subsidiaries should be considered a personal holding company, because the gross income of our U.S. subsidiaries is primarily fee income and not passive income. In addition, we intend to manage our business to minimize the possibility that we will meet the 60% income threshold. We monitor share ownership in CRM Holdings by monitoring the filings of our shareholders with the U.S. Securities and Exchange Commission, or the SEC, under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. It may not be possible, however, to ensure that stock has not been purchased by multiple members of one family or other individuals or entities whose share ownership may be attributed to others for U.S. federal income tax purposes. Because of the lack of complete information regarding our ultimate share ownership (i.e., particularly as determined by the constructive ownership rules for personal holding companies), we cannot assure you that none of CRM Holdings’ subsidiaries will be considered a personal holding company or that the amount of U.S. federal income tax that would be imposed would be immaterial. We have not sought and do not intend to seek an opinion of legal counsel as to whether any of CRM Holdings’ subsidiaries will be considered a personal holding company.

We may become subject to taxes in Bermuda after March 28, 2016.
      The Bermuda Minister of Finance, under the Exempted Undertakings Tax Protection Act 1966, as amended, of Bermuda has given each of CRM Holdings and Twin Bridges an assurance that if any legislation is enacted in Bermuda that would impose tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax will not be applicable to CRM Holdings or Twin Bridges or any of their operations, shares, debentures or other obligations until March 28, 2016. Given the limited duration of the Minister of Finance’s assurance, we cannot be certain that we will not be subject to any Bermuda tax after March 28, 2016. In the event that we become subject to any Bermuda tax after such date, it would have a material adverse effect on our financial condition and results of operations.

We may have difficulty managing our growth, which could limit our ability to increase revenues and cash flow.
      As we have expanded our fee-based management services business into California, began reinsuring a portion of the excess coverage obtained by the groups that we manage and acquired Embarcadero and its wholly-owned insurance subsidiary, Majestic, we have experienced significant growth in the scope of our operations and the number of our employees. We expect this growth to continue as we grow our California fee-based management services business, integrate the operations of Majestic and hire additional administrative staff to assist us with meeting the increased compliance obligations of being a publicly-traded company. In addition, part of our strategy includes growth of our medical bill review and case management services. This growth has and will continue to place significant demands on our management and our financial and operational resources. Continued growth will likely increase our challenges in:

•	hiring, retaining and training of new employees;

•	integrating the operations of Majestic;

•	managing a large organization;

•	implementing appropriate operating and financial procedures and systems;

•	adopting and implementing appropriate compliance procedures with respect to state insurance regulations; and

•	acquiring or leasing additional facilities.
      If we cannot scale and manage our business appropriately, we may not be able to execute our business strategies on a timely basis, and our business, financial condition and results of operations could be adversely affected.

Risks Related to the Industry

The insurance and reinsurance business is historically cyclical, and we expect to experience periods with excess underwriting capacity and unfavorable premium rates which could materially and adversely affect our business.
      The results of operations of companies in the insurance industry historically have been subject to significant fluctuations and uncertainties. Our profitability can be affected significantly by:

•	competition;

•	rate increases and decreases;

•	volatile and unpredictable developments, including frequency of occurrence or severity of catastrophic and other loss events;

•	changes in the availability of reinsurance capacity and capital capacity;

•	rising loss costs that we cannot anticipate at the time we or our groups price insurance products; and

•	other general economic and social conditions.
      The supply of insurance and reinsurance is related to prevailing prices, the level of insured losses and the level of industry surplus, which, in turn, may fluctuate in response to changes in rates of return on investments being earned in the insurance and reinsurance industry. As a result, the insurance and reinsurance business historically has been a cyclical industry, characterized by periods of intense price competition due to excessive underwriting capacity as well as periods when shortages of capacity permitted favorable premium levels. The supply of insurance and reinsurance may increase, either due to capital provided by new entrants or by the commitment of additional capital by existing insurers or reinsurers, which may cause prices to decrease. Any of these factors could lead to a significant reduction in premium rates and additional competition for business.
      During 1999 and 2000, the workers’ compensation insurance industry experienced substantial pricing competition, and this pricing competition greatly affected the ability of providers to increase premiums. Beginning in 2001, there was a decrease in pricing competition in the industry, which enabled insurers to raise rates. More recent legislative reforms in many states, including California, however, have caused premium rates to decrease. California Bill 899 was passed in April 2004 with the goal of reducing over time the medical and indemnity benefits paid to injured workers. This legislation has allowed insurers to reduce rates, and rates may continue to decrease. In addition, in November 2006, the WCIRB and the Insurance Commissioner recommended an overall 9.5% rate decrease in California for policies written after January 1, 2007.
      In connection with the changes in rates, the insurance and reinsurance market is subject to intense competition. With the enactment of California Bill 899 and the continued reduction in rates, the California market has become competitive and remains competitive. If rates continue to decrease and competition continues to increase, this could have a material adverse effect on our business, financial condition, and results of operations. At this time, we are unable to predict the impact that the proposed rate reductions and intense competition might have on our future financial position and results of operations.
      In addition to these considerations, changes in the frequency and severity of losses suffered by insureds and insurers may affect the cycles of the insurance and reinsurance business significantly. In the event that adverse market conditions develop in the workers’ compensation industry or the insurance industry as a whole, our groups and Majestic may experience difficulties providing workers’ compensation insurance at competitive rates. Because our groups do not have capital and surplus, they do not have the ability to provide coverage at rates that produce a loss after considering investment income and available reinsurance. As a result, our groups may lose members and experience a reduction in their premium revenues during periods of inadequate market pricing. If this occurs, we would experience a reduction in our fee-based management services revenues. In addition, we could be unable to reinsure a portion of the excess coverage at rates that we consider appropriate relative to the risks assumed. This could have a material adverse effect on our business, financial condition and results of operations.

Our groups and Majestic may have exposure to losses from terrorism for which they are required by law to provide coverage.
      Our managed groups and Majestic are required by law to provide workers’ compensation benefits for losses arising from acts of terrorism. The impact of any terrorist act is unpredictable, and the ultimate impact on our groups would depend upon the nature, extent, location and timing of such an act. Currently, the excess coverage for our groups does not include any sub-limits or exclusions limiting their excess insurers’ obligation to cover losses caused by acts of terrorism, although we cannot assure you that sub-limits or exclusions will not be included in future years. The Terrorism Risk Insurance Act of 2002 (“TRIA 2002”) was renewed through the Terrorism Risk Insurance Extension Act of 2005 (“Extension Act”), which extends TRIA 2002 through 2007 with certain amendments. In the case of certified acts of terrorism taking place after March 31, 2006, the program trigger has been set at $50,000,000 for the industry-wide insured losses occurring in 2006 and $100,000,000 for industry-wide losses occurring in 2007. The Federal share of compensation under the Extension Act is 90% for 2006 and 85% for 2007. In addition, insurer deductibles and aggregate retentions are increased for years covered under the Extension Act. This could make membership in our managed groups less attractive, which could have a material adverse effect on our business, financial condition and results of operations.

The effects of emerging claim and coverage issues on our business are uncertain and could have a material adverse effect on our financial condition and results of operation.
      As industry practices and legal, judicial, social, regulatory and other conditions change, unexpected issues related to claims and coverage may emerge. In some instances, as has been the case with asbestos-related injuries, these issues may not become apparent until some time after the insurance coverage has been provided. Such issues may adversely affect the coverage provided by our managed groups and thus our business of reinsuring a portion of the excess coverage obtained by the groups, by either expanding the scope of the coverage provided or by increasing the number or size of claims. Similarly, such issues may adversely affect the insurance coverage provided by Majestic through independent insurance brokers and agents to employers. As a result, the full extent of liability under a group’s or Majestic’s coverage or under our reinsurance may not be known until after coverage is provided.
      Recent examples of emerging claims and coverage issues include post traumatic stress disorder and whether recent legislation can effectively reduce the incidence of work-related injury medical treatments (e.g., chiropractor services).
      The effects of these and other unforeseen emerging claim and coverage issues are extremely hard to predict and could have a material adverse effect on our business, financial condition and results of operations.

Recent insurance industry investigations and regulatory proposals could result in increased regulation that has a material adverse effect on our business.
      The insurance industry has recently become the focus of increased scrutiny by regulatory and law enforcement authorities, as well as class action attorneys and the general public, relating to allegations of improper special payments, price-fixing, bid-rigging, improper accounting practices and other alleged misconduct, including payments made by insurers to brokers and the practices surrounding the placement of insurance business. Formal and informal inquiries have been made of a large segment of the industry, and a number of companies in the insurance industry have received or may receive subpoenas, requests for information from regulatory agencies or other inquiries relating to these and similar matters. These efforts are expected to result in both enforcement actions and proposals for new state and federal regulation. It is difficult to predict the outcome of these investigations, whether they will expand into other areas not yet contemplated, whether activities and practices currently thought to be lawful will be characterized as unlawful, what form new regulations will have when finally adopted and the impact, if any, of increased regulatory and law enforcement action and litigation on our business and financial condition.
      Additionally, proposed legislation or new regulatory requirements are expected to be imposed on the insurance industry and may impact our business and the manner in which we compensate our brokers. In

December 2004, NAIC adopted amendments to NAIC’s Producer Licensing Model Act which were ratified by NAIC’s Broker Activities Task Force in June 2005. These amendments require a broker to disclose to the customer, prior to selling insurance to that customer, that the broker will be receiving compensation from the insurer, or other third party, for the placement of the insurance, or that the broker represents the insurer and may provide services to the customer for the insurer.
      Any of the foregoing could increase our cost of doing business, result in the loss of members of our groups and otherwise adversely affect the way we conduct business, which could have a material adverse effect on our business, financial condition and results of operations.
Risks Related to the Shares Sold in this Offering

The price of our common shares may be volatile and might decline.
      The trading price of our common shares has been and may continue to be volatile and may decline for many reasons, some of which are beyond our control, including among others:

•	quarterly variations in our results of operations;

•	results of operations that vary from those expected by securities analysts and investors;

•	changes in expectations regarding our future results of operations, including financial estimates by securities analysts and investors;

•	announcements by third parties of claims against us;

•	changes in law and regulations;

•	future sales of our common shares;

•	changes in the overall market for our common shares; and

•	the performance or prospects for companies in our industry.
      In addition, the stock market in recent years has experienced price and volume fluctuations that often have been unrelated or disproportionate to a company’s operating performance. As a result, the trading price of our common shares may fall below the initial public offering price.

Future sales of common shares by our affiliates and other shareholders or by us may adversely affect the price, and the future exercise of options may lower the price, of our common shares.
      We cannot predict what effect, if any, future sales of our common shares, or the availability of shares for future sale, will have on the trading price of our common shares. Future sales of common shares by our existing shareholders and other shareholders or by us, or the perception that such sales may occur, could adversely affect the market price of our common shares and may make it more difficult for you to sell your common shares at a time and price that you determine appropriate. Additional common shares may be issuable pursuant to our 2005 long-term incentive plan, pursuant to which we have reserved an aggregate of up to 1,500,000 common shares for issuance (including 187,305 restricted common shares issued to certain of our employees and our non-employee directors). After the consummation of this offering, the former owners of CRM, Eimar and Twin Bridges will hold approximately 3,744,475 of our common shares, assuming that the over-allotment option is exercised in full. Commencing on December 20, 2006, these shares became eligible for sale in accordance with Rule 144 under the Securities Act pursuant to the “dribble-out” provisions of that Rule.

We do not intend to pay dividends on our shares.
      We currently do not intend to pay dividends on our shares and even if our board determined to pay dividends, we are subject to Bermuda regulatory constraints that affect our ability to pay dividends on our common shares. Under the Companies Act, we may declare or pay a dividend out of retained earnings, or make a distribution out of contributed surplus, only if we have reasonable grounds for believing that we are, or would after the payment be, able to pay our liabilities as they become due and if the realizable value of our assets would thereby not be less than the aggregate of our liabilities and issued share capital and share premium accounts.

Our failure to implement and maintain adequate internal controls in our business could have a material adverse effect on our business, financial condition, results of operations and stock price.
      Prior to our initial public offering in December 2005, we had historically committed limited personnel and resources to the development of the external reporting and compliance obligations that would have been required of a public company. We are in the process of documenting and testing our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and we have retained a third party to assist us with our internal control evaluation. Section 404 requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent auditors addressing these assessments. We will be required to comply with Section 404 no later than the time we file our annual report for the year ended December 31, 2006 with the SEC. Since our initial public offering, we have been taking measures to address and improve our financial reporting and compliance capabilities and we are in the process of instituting changes to satisfy our obligations as a public company, including the requirements associated with the Sarbanes-Oxley Act of 2002.
      As a public company, we are required to report, among other things, control deficiencies that constitute a “material weakness” or changes in internal controls that materially affect, or are reasonably likely to materially affect, internal controls over financial reporting. A “material weakness” is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.
      In the course of our ongoing evaluation process, we have identified areas of internal controls that require improvement, including internal controls relating to account reconciliation and independent supervisory review procedures. As of December 31, 2005, procedures and controls over our accounting and financial reporting functions were not sufficient. Further, we did not have adequate procedures and controls over the completeness and accuracy of manual interfaces between the underwriting database and the various financial activities and records of the Company. Significant revenue streams, including reinsurance premiums, commission income, and management fees, as well as the expense recorded for fees to general agents and brokers, are dependent on information in the underwriting database. In addition, the segregation of duties over cash was not appropriate and more formalized controls were required. While we are in the process of addressing these matters, we may be unable to correct these or other material weaknesses that we may identify in our ongoing evaluation in time to meet the deadline imposed by the Sarbanes-Oxley Act of 2002.
      If we fail to achieve and maintain the adequacy of our internal controls in accordance with applicable standards as then in effect and as supplemented or amended from time to time, we may be unable to conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404. As a result we might be subject to sanctions or investigation by regulatory agencies such as the SEC. Moreover, effective internal controls are necessary for us to produce reliable financial reports. If we cannot produce reliable financial reports or otherwise maintain appropriate internal controls, our business, financial condition and results of operations could be harmed, investors could lose confidence in our reported financial information, the market price for our stock could decline significantly and we may be unable to obtain additional financing to operate and expand our business.

Provisions in our charter documents may reduce or increase the voting power associated with our common shares and thereby affect your voting rights.
      Our bye-laws generally provide that shareholders have one vote for each share held by them and are entitled to vote, on a non-cumulative basis, at all meetings of shareholders. However, pursuant to a mechanism specified in our bye-laws, the voting rights exercisable by a shareholder will be limited so that certain persons or groups are not deemed to hold more than 9.9% of the total voting power conferred by our shares. In addition, our board of directors retains certain discretion to make adjustments to the aggregate number of votes attaching to the shares of any shareholder that they consider fair and reasonable in all the circumstances to ensure that no person will hold more than 9.9% of the total voting power represented by our then outstanding shares. Our bye-laws provide, generally, that any shareholder owning, directly, indirectly or, in the case of any U.S. person, by attribution, more than 9.9% of our common shares will have the voting rights attached to such common shares reduced so that it may not exercise more than 9.9% of the total voting rights. The reduction in votes is generally to be applied proportionately among all shareholders who are members of the first shareholder’s control group. A control group means, with respect to any person, all shares directly owned by such person and all shares directly owned by each other shareholder any of whose shares are included in the controlled shares of such person. Controlled shares means all common shares that a person is deemed to own directly, indirectly (within the meaning of Section 958(a) of the Code) or, in the case of a U.S. person, constructively (within the meaning of Section 958(b) of the Code). A similar limitation is to be applied to shares held directly by members of a related group. A related group means a group of shareholders that are investment vehicles and are under common control and management. Any reduction in votes will generally be applied proportionately among members of the shareholder’s control group or related group, as the case may be. The amount of any reduction of votes that occurs by operation of the above limitations will generally be reallocated proportionately among all of our other shareholders who were not members of these groups so long as such reallocation does not cause any person to hold more than 9.9% of the total voting power of our shares.
      The attribution rules with respect to a control group will not apply to Messrs. Daniel G. Hickey, Sr. and Daniel G. Hickey, Jr. Accordingly, the voting rights of each of Messrs. Hickey, Sr. and Hickey, Jr. will be limited to 9.9% on an individual basis and not on a joint and aggregate basis.
      Under these provisions, some shareholders may have the right to exercise their voting rights limited to less than one vote per share. Moreover, these provisions could have the effect of reducing the voting power of certain shareholders who would not otherwise be subject to the limitation by virtue of their direct share ownership.
      As a result of any reduction in the votes of other shareholders, your voting power might increase above 5% of the aggregate voting power of the outstanding shares, which may result in your becoming a reporting person subject to Schedule 13D or 13G filing requirements under the Exchange Act.
      We also have the authority to request information from any shareholder for the purpose of determining whether a shareholder’s voting rights are to be reallocated pursuant to the bye-laws. If a shareholder fails to respond to a request for information from us or submits incomplete or inaccurate information (after a reasonable cure period) in response to a request, we, in our reasonable discretion, may reduce or eliminate the shareholder’s voting rights.

Anti-takeover provisions in our bye-laws could impede an attempt to replace or remove our directors, which could diminish the value of our common shares.
      Our bye-laws contain provisions that may entrench directors and make it more difficult for shareholders to replace directors even if the shareholders consider it beneficial to do so. In addition, these provisions could delay or prevent a change of control that a shareholder might consider favorable. For example, these provisions may prevent a shareholder from receiving the benefit from any premium over the market price of our common shares offered by a bidder in a potential takeover. Even in the absence of an attempt to effect a change in management or a takeover attempt, these provisions may adversely affect the prevailing market price of our common shares if they are viewed as discouraging changes in management and takeover attempts in the future.
      Examples of provisions in our bye-laws that could have such an effect include the following:

•	election of our directors is staggered, meaning that the members of only one of three classes of our directors are elected each year;

•	the total voting power of any shareholder owning more than 9.9% of our common shares will be reduced to 9.9% of the total voting power of our common shares; and

•	our directors may, in their discretion, decline to record the transfer of any common shares on our share register if the shares have not been fully paid for, if the directors are not satisfied that all required regulatory approvals for such transfer have been obtained, if as a result of the transfer a shareholder would own more than 9.9% of our common shares, or if the instrument of transfer is in favor of more than five persons jointly.

Our principal shareholders have the ability to significantly influence our business, which may be disadvantageous to other shareholders and adversely affect the price of our common shares.
      Daniel G. Hickey, Sr. and David M. Birsner, two of our directors, Daniel G. Hickey, Jr., our Chief Executive Officer and Chairman of the Board, and Louis J. Viglotti, our General Counsel and Secretary, collectively, beneficially own approximately 26.8% of our outstanding common shares and possess approximately 25.0% of the total voting power of our outstanding common shares. As a result, these shareholders, if they act together, will have the ability to exert substantial influence over all matters requiring approval by our shareholders, including the election and removal of directors, any proposed merger, consolidation or sale of all or substantially all of our assets and other corporate transactions. These shareholders may have interests that are different from ours or other investors.
      Our officers, directors and principal shareholders could delay or prevent an acquisition or merger of our company even if the transaction would benefit other shareholders. Moreover, this concentration of share ownership may make it difficult for shareholders to replace management. This concentration could be disadvantageous to other shareholders with interests different from those of our officers, directors and principal shareholders and the price of our common shares could be adversely affected.

U.S. persons who own our common shares may have more difficulty protecting their interests than U.S. persons who are shareholders of a U.S. corporation.
      The Companies Act, which applies to us, differs in certain material respects from laws generally applicable to U.S. corporations and their shareholders. In order to highlight those differences, we have set forth below a summary of certain significant provisions of the Companies Act, including, where relevant, information on our bye-laws, which differ in certain respects from the provisions of Delaware corporate law. Further, under certain circumstances, our bye-laws impose greater restrictions on us than required by the Companies Act. Because the following statements are summaries, they do not discuss all aspects of Bermuda law that may be relevant to us and our shareholders.
      Shareholders’ Suits. The rights of shareholders under Bermuda law are not as extensive as the rights of shareholders in many United States jurisdictions. Class actions and derivative actions are generally not available to shareholders under Bermuda law. However, the Bermuda courts ordinarily would be expected to follow English case law precedent, which would permit a shareholder to commence a derivative action in the name of a company where the act complained of is alleged to be beyond the corporate power of the company, is illegal or would result in the violation of such company’s memorandum of association or bye-laws. Furthermore, consideration would be given by the court to acts that are alleged to constitute a fraud against the minority shareholders or where an act requires the approval of a greater percentage of our shareholders than actually approved it. The successful party in such an action generally would be able to recover a portion of the attorney’s fees incurred in connection with such action. Our bye-laws provide that shareholders waive all claims or rights of action that they might have, individually or in our right, against any director or officer or any person appointed to any committee by the board of directors or resident representative for any action or failure to act in the performance of his duties, except such waiver shall not extend to any claims or rights of action that would render the waiver void pursuant to the Companies Act and arise out of fraud or dishonesty on the part of such person or with respect to the recovery of any gain, personal profit or advantage to which such person is not legally entitled. Conversely, class actions and derivative actions generally are available to shareholders under Delaware corporate law, for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions under Delaware corporate law, the court has discretion to permit the winning party to recover attorney’s fees in connection with such action.

      Indemnification of Directors and Officers. Under Bermuda law and our bye-laws, we will indemnify our directors or officers or any person appointed to any committee by the board of directors and any resident representative (and their respective heirs, executors or administrators) against all actions, costs, charges, liabilities, loss, damage or expense, to the fullest extent permitted by law, incurred or suffered by such officer, director or other person by reason of any act done, conceived in or omitted in the conduct of our business or in the discharge of his duties; provided that such indemnification shall not extend to any matter involving any fraud or dishonesty on the part of such director, officer or other person. In general, under Delaware corporate law, U.S. companies may limit the personal liability of their directors as long as they acted in good faith and reasonably believed their actions were not opposed to the best interests of the company and, with regard to criminal actions or proceedings, without knowing violation of law.

We are a Bermuda company and it may be difficult for you to enforce judgments against us.
      We are a Bermuda company and a significant portion of our assets are or may be located in jurisdictions outside the United States. It may therefore be difficult for investors to effect service of process against us or to enforce against us judgments of U.S. courts predicated upon civil liability provisions of the U.S. federal securities laws.
      There is no treaty in force between the United States and Bermuda providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. As a result, whether a United States judgment would be enforceable in Bermuda against us or our directors and officers depends on whether the U.S. court that entered the judgment is recognized by the Bermuda court as having jurisdiction over us or our directors and officers, as determined by reference to Bermuda conflict of law rules. A judgment debt from a U.S. court that is final and for a sum certain based on U.S. federal securities laws will not be enforceable in Bermuda unless the judgment debtor had submitted to the jurisdiction of the U.S. court, and the issue of submission and jurisdiction is a matter of Bermuda (not United States) law.
      In addition to and irrespective of jurisdictional issues, the Bermuda courts will not enforce a United States federal securities law that is either penal or contrary to the public policy of Bermuda. An action brought pursuant to a public or penal law, the purpose of which is the enforcement of a sanction, power or right at the instance of the state in its sovereign capacity, may not be entertained by a Bermuda court. Certain remedies available under the laws of U.S. jurisdictions, including certain remedies under U.S. federal securities laws, will not be available under Bermuda law or enforceable in a Bermuda court, as they may be contrary to Bermuda public policy. Further, no claim may be brought in Bermuda against us or our directors and officers in the first instance for violations of U.S. federal securities laws because these laws have no extraterritorial jurisdiction under Bermuda law and do not have force of law in Bermuda. A Bermuda court may, however, impose civil liability on us or our directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Bermuda law.

If you acquire 10% or more of our shares, you may be subject to taxation under the “controlled foreign corporation” rules.
      Each “10% U.S. Shareholder” of a foreign corporation that is a controlled foreign corporation for an uninterrupted period of thirty days or more during a taxable year, and that owns shares in the controlled foreign corporation directly or indirectly through foreign entities on the last day of the corporation’s taxable year on which such corporation was a controlled foreign corporation, must include in its gross income for U.S. federal income tax purposes its pro rata share of the controlled foreign corporation’s “subpart F income,” even if the subpart F income is not distributed. Subpart F income generally includes, among other things, investment income such as dividends, interest and capital gains, and income from insuring risks located outside the insurer’s country of incorporation. A foreign corporation is considered a controlled foreign corporation if “10% U.S. Shareholders” own more than 50% of the total combined voting power of all classes of voting stock of the foreign corporation, or the total value of all stock of the corporation. A 10% U.S. Shareholder is a U.S. person, as defined in the Code, that owns at least 10% of the total combined voting power of all classes of stock of the foreign corporation entitled to vote. For purposes of taking into account subpart F income consisting of insurance income, a controlled foreign corporation also includes a foreign corporation of which more than 25% of the total combined voting power of all classes of stock (or more than 25% of the total value of the stock) is owned by 10% U.S. Shareholders, on any day during the taxable year of such corporation, if the gross amount of premiums or other consideration for the reinsurance or the issuing of insurance or annuity contracts generating subpart F income exceeds 75% of the gross amount of premiums or other consideration in respect of all risks. It is expected that all of Twin Bridges’ income will be considered subpart F insurance income. For purposes of determining whether the more-than-50% (or more-than-25%, in the case of insurance income) and 10% ownership tests have been satisfied, and therefore whether a corporation is a controlled foreign corporation, shares owned includes shares owned directly or indirectly through foreign entities or shares considered owned under constructive ownership rules. The attribution rules are complicated and depend on the particular facts relating to each investor.
      CRM Holdings’ bye-laws contain provisions that impose limitations on the concentration of voting power of its shares. Accordingly, based upon these provisions and the dispersion of our share ownership, we do not believe that we have any 10% U.S. Shareholders. It is possible, however that the IRS could challenge the effectiveness of these provisions and that a court could sustain such a challenge.

U.S. persons who hold shares could be subject to adverse tax consequences if we are considered a “passive foreign investment company” for U.S. federal income tax purposes.
      We do not intend to conduct our activities in a manner that would cause us to become a passive foreign investment company. However, it is possible that we could be deemed a passive foreign investment company by the IRS. If we were considered a passive foreign investment company it could have material adverse tax consequences for an investor that is subject to U.S. federal income taxation, including subjecting the investor to a greater tax liability than might otherwise apply or subjecting the investor to tax on amounts in advance of when tax would otherwise be imposed. There are currently no regulations regarding the application of the passive foreign investment company provisions to an insurance company. New regulations or pronouncements interpreting or clarifying these rules may be issued in the future. We cannot predict what impact, if any, this guidance would have on a shareholder that is subject to U.S. federal income taxation. We have not sought and do not intend to seek an opinion of legal counsel as to whether or not we were a passive foreign investment company for any year.

U.S. persons who hold shares may be subject to U.S. income taxation on their pro rata share of our “related person insurance income.”
      In the event that:

•	Twin Bridges’ gross related person insurance income equals or exceeds 20% of its gross insurance income in any taxable year,

•	direct or indirect insureds (and persons related to such insureds) own (or are treated as owning directly or indirectly) 20% or more of the voting power or value of the shares of Twin Bridges, and

•	U.S. persons are considered to own in the aggregate 25% or more of the stock of Twin Bridges by vote or value, then a U.S. person who owns any of our shares directly or indirectly through foreign entities on the last day of Twin Bridges’ taxable year on which it is a controlled foreign corporation would be required to include in its income for U.S. federal income tax purposes the shareholder’s pro rata share of Twin Bridges’ related person insurance income for the U.S. person’s taxable year that includes the end of Twin Bridges’ taxable year determined as if such related person insurance income were distributed proportionately to such U.S. shareholders at that date regardless of whether such income is distributed. In addition any related person insurance income that is includible in the income of a U.S. tax-exempt organization will be treated as unrelated business taxable income. The amount of related person insurance income earned by Twin Bridges (generally, premium and related investment income from the direct or indirect insurance or reinsurance of any direct or indirect U.S. shareholder of Twin Bridges or any person related to such shareholder) will depend on a number of factors, including the identity of persons directly or indirectly insured or reinsured by Twin Bridges.

Although we do not expect our gross related person insurance income to equal or exceed 20% of our gross insurance income in the foreseeable future, some of the factors which determine the extent of related person insurance income in any period may be beyond Twin Bridges’ control. Consequently, Twin Bridges’ gross related person insurance income could equal or exceed 20% of its gross insurance income in any taxable year and ownership of its shares by direct or indirect insureds and related persons could equal or exceed the 20% threshold described above.
      The related person insurance income rules provide that if a shareholder that is a U.S. person disposes of shares in a foreign insurance corporation that has related person insurance income (even if the amount of related person insurance income is less than 20% of the corporation’s gross insurance income or the ownership of its shares by direct or indirect insureds and related persons is less than the 20% threshold) and in which U.S. persons own 25% or more of the shares, any gain from the disposition will generally be treated as ordinary income to the extent of the shareholder’s share of the corporation’s undistributed earnings and profits that were accumulated during the period that the shareholder owned the shares (whether or not such earnings and profits are attributable to related person insurance income). In addition, such a shareholder will be required to comply with reporting requirements, regardless of the amount of shares owned by the shareholder. We believe that these rules should not apply to dispositions of our shares because CRM Holdings will not itself be directly engaged in the insurance business and because proposed U.S. Treasury regulations appear to apply only in the case of shares of corporations that are directly engaged in the insurance business. However, the IRS might interpret the proposed regulations in a different manner and the applicable proposed regulations may be promulgated in final form in a manner that would cause these rules to apply to dispositions of our shares.

Changes in U.S. federal income tax law could materially adversely affect an investment in our shares.
      The U.S. federal income tax laws and interpretations regarding whether a company is engaged in a trade or business within the United States, or is a passive foreign investment company or whether U.S. persons would be required to include in their gross income the subpart F income or the related person insurance income of a controlled foreign corporation are subject to change, possibly on a retroactive basis. There are currently no regulations regarding the application of the passive foreign investment company rules to insurance companies and the regulations regarding related person insurance income are still in proposed form. New regulations or pronouncements interpreting or clarifying such rules may be issued in the future. We cannot be certain if, when or in what form such regulations or pronouncements may be provided and whether such regulations or guidance will have a retroactive effect.

USE OF PROCEEDS
      We will not receive any of the proceeds from the sale of common shares by the selling shareholders.
PRICE RANGE OF OUR COMMON SHARES
      Our common stock began trading on December 21, 2005 on the NASDAQ Global Select Market under the symbol “CRMH.” Prior to that date, there was no public market for our common stock.
      On December 28, 2006, the closing price of our common shares on the NASDAQ Global Select Market was $8.63 per common share. As of November 30, 2006, there were approximately 11 holders of record of our common shares and 2 holders of record of our non-voting Class B shares.
      The following table sets forth, for the periods indicated, the high and low sales prices per share of our common shares as reported on the NASDAQ Global Select Market:

Period	High	Low

Fourth Quarter 2005 (beginning December 21, 2005)	$13.35	$13.00
First Quarter 2006	$15.00	$11.45
Second Quarter 2006	$11.69	$10.10
Third Quarter 2006	$10.43	$6.81
Fourth Quarter 2006 (through December 28, 2006)	$10.10	$6.84
DIVIDEND POLICY
      CRM Holdings has never paid dividends on its common shares. Our board of directors currently does not intend to declare dividends or make any other distributions to our shareholders. Any determination to pay dividends in the future will be at the board’s discretion and will depend upon our results of operations, financial condition and prospects, contractual restrictions and regulatory restrictions as well as other factors deemed relevant by our board of directors. Under the Companies Act, we may declare or pay a dividend out of retained earnings, or make a distribution out of contributed surplus, only if we have reasonable grounds for believing that we are and, after the payment of such dividends, will be able to pay our liabilities as they become due and if the realizable value of our assets would thereby not be less than the aggregate of our liabilities and issued share capital and share premium accounts. As a holding company, we depend on future dividends and other permitted payments from our subsidiaries, including our insurance subsidiaries, to pay dividends to our shareholders. Our subsidiaries’ ability to pay dividends to us, as well as our ability to pay dividends to our shareholders, is subject to regulatory, contractual, rating agency, tax and other constraints. As a Bermuda company, under the Companies Act, Twin Bridges may declare or pay a divided out of retained earnings, or make a distribution out of contributed surplus, only if it has reasonable grounds for believing that it is and, after the payment of such dividends, will be able to pay its liabilities as they become due and if the realizable value of its assets would thereby not be less than the aggregate of its liabilities and issued share capital and share premium accounts. In addition, Twin Bridges will have to satisfy the requirements of the Insurance Act 1978 and its related regulations or the Bermuda Insurance Act. Also, pursuant to our agreement with NY Marine & General, Twin Bridges is currently restricted from distributing more than ten percent of its retained earnings as of its last audited financial statements by way of dividends, intercompany transfers or related party loans. Majestic is limited in the payment of dividends in any 12-month period, without the prior express or implied approval of the California Department of Insurance, to the greater of 10% of Majestic’s statutory policyholders’ surplus as of the preceding December 31 and the net income from operations of Majestic for the 12-month period ending the previous December 31st. Risks relating to our holding company structure and its effect on our ability to receive and pay dividends are described under “Risk Factors — Risks Generally Applicable to our Business — Our holding company structure and certain regulatory, tax and other constraints affect our ability to pay dividends, make other payments and redeploy capital among our subsidiaries,” “Risk Factors — Risks Related to the Shares Sold in this Offering — We do not intend to pay dividends on our shares,” “Regulation  — Solvency Margin and Restrictions on Dividends and Distributions” and “— Regulation — Bermuda Regulation.”

CAPITALIZATION
      The following table sets forth our consolidated capitalization as of September 30, 2006:

As of September 30, 2006

(Unaudited)
(Dollar amounts in
thousands except for
share amounts)
Debt outstanding:	$45
Shareholders’ and members’ equity:
Shares, $0.01 par value per share, 50,000,000,000 shares authorized, 15,457,115 common shares issued and outstanding	$155
Non-voting Class B shares, $0.01 par value per share, 790,000 shares issued and outstanding	8
Additional paid-in capital	66,443
Retained earnings	12,806
Accumulated other comprehensive income	(11)

Total shareholders’ and members’ equity	79,400

Total capitalization	$79,446

      This capitalization table does not reflect the issuance by our subsidiary, CRM USA Holdings, of $36.1 million in junior subordinated debentures to a newly formed Delaware statutory trust subsidiary in connection with the issuance of $35 million of trust preferred securities used to partially finance our acquisition of Embarcadero in November 2006. You should read this table in conjunction with “Selected and Pro Forma Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined financial statements and related notes included elsewhere in this prospectus.

SELECTED AND PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
Selected Consolidated Financial Information
      The following table sets forth our selected historical consolidated financial information for the periods ended and as of the dates indicated. The historical results are not necessarily indicative of results to be expected in any future period.
      For the periods prior to our restructuring and initial public offering, the accompanying financial statements include the combined financial statements of CRM, CRM CA and Eimar, which are limited liability companies, and Twin Bridges. The combined financial statements for the periods prior to the restructuring are referred to as “consolidated” in the financial statements and information included in this prospectus. For periods including and subsequent to our restructuring and initial public offering, the financial statements and information included in this prospectus include, on a consolidated basis, the accounts of CRM Holdings and its subsidiaries.
      The selected unaudited consolidated income statement information for the nine months ended September 30, 2006 and 2005 and the selected unaudited consolidated balance sheet information as of September 30, 2006 and 2005 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus.
      The selected consolidated income statement information for the years ended December 31, 2005, 2004 and 2003 and the selected consolidated balance sheet information as of December 31, 2005 and 2004 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated income statement for the year ended December 31, 2002 and the selected consolidated balance sheet information as of December 31, 2003 are derived from our audited consolidated financial statements not included in this prospectus. The selected unaudited consolidated income statement information for the year ended December 31, 2001 and the selected unaudited consolidated balance sheet information as of December 31, 2002 and 2001 are derived from our unaudited financial statements not included in this prospectus.
      You should read the following selected consolidated financial information in conjunction with the information contained in this prospectus, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included elsewhere in this prospectus. Many factors may cause our actual results to differ materially from the financial information and results presented below including, but not limited to, those factors discussed in “Risk Factors.”

	Nine Months Ended
	September 30,		Years Ended December 31,
Selected
Income Statement Information	2006	2005	2005	2004	2003	2002	2001

	(Dollar amounts in thousands except per share amounts)
Revenues
Fee-based management services	$29,656	$26,200	$36,495	$27,656	$20,821	$17,614	$7,967
Net reinsurance premiums earned	16,200	5,295	8,362	5,110	253	—	—
Investment income	2,584	115	210	54	16	37	13

Total revenues	48,440	31,610	45,067	32,820	21,090	17,651	7,980

Expenses
Losses and loss adjustment expenses	4,495	2,269	3,584	2,528	168	—	—
Fees paid to general agents and brokers	7,927	8,444	11,490	9,507	7,830	7,651	3,615
Selling, general and administrative expenses	19,992	13,970	20,076	13,441	9,240	6,471	3,140
Policy acquisition costs and other expenses	4,870	1,608	2,579	1,538	121	33	21

Total expenses	37,284	26,291	37,729	27,014	17,359	14,155	6,776

Income before taxes	11,156	5,319	7,338	5,806	3,731	3,496	1,204
Provision for income taxes	1,067	—	63	—	—	—	—
Net income	10,089	5,319	7,275	5,806	3,731	3,496	1,204
Pro forma provision for income taxes(1)	—	1,498	2,160	1,869	1,437	1,328	458

Pro forma net income	$—	$3,821	$5,115	$3,937	$2,294	$2,168	$746

Basic and fully diluted earnings per share(2)	$0.62	$0.37	$0.49	$0.38	$0.22	$0.21	$0.07
Pro forma adjusted earnings per share(3)	—	$0.37	$0.49
Pro forma cash dividends declared per common share	—	$0.65	$0.76		$0.66	$0.34	$0.03
Weighted average common shares outstanding(2)	16,247	10,247	10,428	10,247	10,247	10,247	10,247
Weighted average fully diluted shares outstanding(2)	16,252	10,247	10,431	10,247	10,247	10,247	10,247

(1)	Prior to our initial public offering on December 27, 2005, CRM and Eimar were organized as stand alone limited liability companies and were not subject to U.S. federal income tax on their respective earnings. The pro forma results assume that those earnings attributed to our U.S. subsidiaries were fully taxable at a 40% effective tax rate.

(2)	10,247 shares of our common and Class B shares issued to the former owners of CRM, Eimar and Twin Bridges are assumed to be outstanding for all periods presented prior to our initial public offering.

(3)	Based on 10,442 and 10,474 common shares outstanding for the nine months ended September 30, 2005 and the year ended December 31, 2005, respectively, after including 195 and 47 common shares representing the excess of distributions over net income for the respective periods.

Selected Consolidated Balance Sheet Information

	As of September 30,		As of December 31,

	2006	2005	2005	2004	2003	2002	2001

	(Dollar amounts in thousands)
Assets
Cash and investments	$82,466	$7,763	$76,993	$5,975	$1,660	$4,644	$2,342
Premiums receivable, net	13,082	3,565	2,648	3,758	2,140	—	388
Accounts receivable	5,081	2,011	2,067	41	—	—	—
Deferred policy acquisition costs	2,706	919	442	1,414	824	—	—
Other assets	2,350	3,368	1,766	1,537	1,260	2,160	272

Total assets	$105,684	$17,627	$83,916	$12,724	$5,882	$6,804	$3,002

Liabilities and shareholders’ and members’ equity
Reserve for losses and loss adjustment expenses	$10,774	$4,965	$6,280	$2,696	$168	$—	$—
Unearned reinsurance premiums	8,969	3,106	1,494	4,780	2,785	—	—
Unearned fee-based management services	935	3,206	1,319	3,005	2,861	3,952	1,486
Accrued expenses and other liabilities	5,605	6,903	5,893	1,356	1,232	1,959	620

Total liabilities	26,284	18,181	14,986	11,836	7,046	5,910	2,106

Common stock and paid-in capital	66,605	1,000	66,220	1,000	1,000	—	—
Retained earnings	12,795	2,212	2,711	835	(51)	—	—
LLC members’ (deficit) equity	—	(3,767)	—	(947)	(2,113)	894	897

Total shareholders’ and members’ equity (deficit)	79,400	(554)	68,930	888	(1,164)	894	897

Total liabilities and shareholders’ and members’ equity	$105,684	$17,627	$83,916	$12,724	$5,882	$6,804	$3,002

Columns may not total due to rounding.

UNAUDITED PRO FORMA FINANCIAL INFORMATION
      The unaudited pro forma financial information is provided to illustrate the effects of (1) our recent acquisition of Embarcadero, (2) the issuance by CRM USA Holdings of $36.1 million in junior subordinated debentures to a newly formed Delaware statutory trust subsidiary in connection with the issuance of $35 million of trust preferred securities used to partially finance the purchase price for this acquisition, and (3) the application of purchase accounting, as if these actions had occurred as of September 30, 2006 with respect to the unaudited pro forma balance sheet, and as of January 1, 2005 with respect to the unaudited pro forma statements of income for the nine months ended September 30, 2006 and the year ended December 31, 2005.
      The unaudited pro forma adjustments are based on available information and assumptions that we believe are reasonable. However, as of the date of this prospectus, we have not completed the final valuation or actuarial studies necessary to estimate the fair values of the assets we have acquired and the liabilities we have assumed in order to allocate the purchase price accordingly, nor have we identified the adjustments, if any, necessary to conform Embarcadero’s historical accounting policies to ours. Based on our initial analysis, we have allocated the net purchase price of approximately $46.3 million and an estimated $1.7 million of acquisition expenses to the assets and liabilities of Embarcadero based on our preliminary estimates of their fair value. We have also added approximately $1.2 million of debt issuance costs to the assets of the unaudited pro forma balance sheet. The unaudited pro forma statements of income do not reflect any one-time charges that we may record at or following the closing of the transaction. At this time we do not expect to record any such one-time charges.
      The actual amounts that we record based on our final assessment of the fair values of the acquired assets and liabilities may differ materially from the information presented in this unaudited pro forma financial information. Amounts preliminarily allocated to intangible assets and to tangible assets with definite lives may change significantly, and amortization methods and useful lives may differ from the assumptions we used in this unaudited pro forma financial information, any of which could result in a material change in depreciation or amortization expense.
      We have made pro forma adjustments to give effect to events that are: (1) directly attributable to the acquisition; (2) factually supportable; and (3) expected to have a continuing impact on our combined results of operations. These unaudited pro forma combined financial statements are presented for information purposes only. The unaudited pro forma combined financial statements are not intended to represent or be indicative of the combined results of operations that we would have reported had the acquisition been completed as of September 30, 2006, and should not be taken as representative of our future combined results of operations. The unaudited pro forma combined financial statements do not give consideration to the impact of possible revenue changes, expense or operating efficiencies, reinsurance program changes, synergies or other changes in the business resulting from the transaction. The following unaudited pro forma combined financial statements should be read in conjunction with our historical consolidated financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	CRM	Embarcadero
	Holdings,	Insurance
	Ltd.	Holdings, Ltd.
Unaudited Pro Forma Condensed Balance Sheet	Historical	Historical	Adjustments		Pro Forma
as of September 30, 2006
	(Dollar amounts in thousands)
Assets
Cash and investments	$82,466	$168,574	$(13,566)	[1]	$238,557
			1,083	[5]
Premiums receivable, net	13,082	3,937	—		17,019
Reinsurance recoverable	—	37,136	(5,991)	[3]	31,145
Accounts receivable	5,081	3,517	—		8,597
Deferred policy acquisition costs	2,706	726	(726)	[6]	2,706
Goodwill and other intangibles	—	—	3,000	[4]	3,000
Deferred income taxes	136	5,749	54	[6]	5,939
Other assets	2,214	2,517	(816)	[6]	5,160
			1,245	[5]

Total assets	$105,684	$222,156	$(15,717)		$312,123

Liabilities and shareholders’ and members’ equity
Reserve for losses and loss adjustment expenses	$10,774	$144,609	$(6,184)	[2]	$149,199
Reinsurance premiums payable	—	2,478	—		2,478
Unearned premiums and fees	9,904	5,527	—		15,431
Senior debt facilities	—	8,083	36,083	[5]	44,166
Accrued expenses and other liabilities	5,605	15,843	—		21,449

Total liabilities	26,284	176,540	29,899		232,723

Shareholders’ equity	79,400	45,616	(45,616)		79,400

Total liabilities and shareholders’ equity	$105,684	$222,156	$(15,717)		$312,123

	For the Nine Months Ended September 30, 2006

		Embarcadero
		Insurance Holdings,
	CRM Holdings, Ltd.	Ltd.
Unaudited Pro Forma Statement of Income	Historical	Historical	Adjustments	Pro Forma

	(Dollar amounts in thousands, except per share data)
Revenues
Fee-based management services	$29,656	$—	$—	$29,656
Net premiums earned	16,200	47,937	—	64,138
Investment income	2,584	3,803	—	6,390
Realized gains on investments	—	3,464		3,464

Total revenues	48,440	55,204	—	103,648

Expenses
Losses and loss adjustment expenses	4,495	30,919	—	35,414
Fees paid to general agents and brokers	7,927	—	—	7,927
Other policy acquisition costs	4,870	8,244	—	13,115
Selling, general and administrative expenses	19,962	7,912	31 [7]	27,905
Interest expense	32	556	2,271 [5]	2,862

Total expenses	37,284	47,631	2,302	87,221

Income before taxes	11,156	7,573	(2,302)	16,427
Provision for income taxes	1,067	2,067	(806)	2,327

Net income	$10,089	$5,506	($1,496)	$14,099

Basic and fully diluted earnings per share	$0.62			$0.87
Weighted average shares outstanding:
Basic	16,247			16,247
Fully diluted	16,252			16,252

	For the Year Ended December 31, 2005

		Embarcadero
	CRM	Insurance
	Holdings,	Holdings,
	Ltd.	Ltd.
Unaudited Pro Forma Statement of Income	Historical	Historical	Adjustments	Pro Forma

	(Dollar amounts in thousands, except per share data)
Revenues
Fee-based management services	$36,495	$—	$—	$36,495
Net premiums earned	8,362	71,291	—	79,653
Investment income	210	4,012	—	4,222
Realized gains on investments	—	1,709	—	1,709

Total revenues	45,067	77,012	—	122,079

Expenses
Losses and loss adjustment expenses	3,584	44,936	—	48,520
Fees paid to general agents and brokers	11,490	—	—	11,490
Other policy acquisition costs	2,579	10,434	—	13,013
Selling, general and administrative expenses	20,076	13,998	42 [7]	34,115
Interest expense	—	612	3,028 [5]	3,640

Total expenses	37,729	69,980	3,069	110,778

Income before taxes	7,338	7,032	(3,069)	11,301
Provision for income taxes	63	1,859	(1,074)	848

Net income	$7,275	$5,173	$(1,995)	$10,453

Basic and fully diluted earnings per share	$0.70			$1.00
Weighted average shares outstanding:
Basic	10,428			10,428
Fully diluted	10,431			10,431

Notes to Unaudited Pro Forma Financial Information
(Dollar amounts in thousands)

Determination of Purchase Price
Total cash consideration paid	$46,292
Expenses incurred in connection with the acquisition	1,713

Total purchase price and transaction expenses	$48,005

Allocation of purchase price
Net book value of Embarcadero at November 13, 2006	$46,292
Adjustments to reflect the estimated fair value of assets and liabilities assumed:
Reserves for losses and loss adjustment expenses	6,184
Reinsurance recoverable	(5,991)
Deferred policy acquisition costs	(726)
Other deferred expenses	(816)
Deferred income tax assets	54
Unrealized gains on invested assets	8
Goodwill	3,000

Total purchase price	$48,005

Pro forma Adjustments
(Dollar amounts in thousands)

1.	Net cash outflow represents the net cash proceeds from the issuance of junior subordinated debentures, less the purchase price detailed above.

2.	The estimated fair value of Embarcadero’s reserve for losses and loss adjustment expenses was based on the present value of expected cash flows with consideration for the uncertainty inherent in both the timing of, and the ultimate amount of future payments for losses. In estimating its fair value, the loss reserve was discounted to present value assuming a 3% discount rate, which is equivalent to Embarcadero’s after-tax yield on invested assets. The series of future cash flows related to such loss payments were actuarially developed using Embarcadero’s historical loss data. An estimated risk premium of 1.5% was applied to the discounted reserve which management considers reasonable and consistent with expectations in the market place given the long-tail nature and the related high degree of uncertainty of such reserve. The effect of these calculations resulted in a reduction in the reserve for losses and loss adjustment expenses of $6,184 in the September 30, 2006 pro forma balance sheet and will be accreted through an income statement charge over the period that the claims to which such reserve relates are expected to be settled.

3.	The estimated fair value of Embarcadero’s reinsurance recoverables was based on the present value of expected cash flows calculated in concert with, and using the same actuarial assumptions as, the underlying reserve for losses and loss adjustment expenses. In estimating the risk premium applied to the recoverables, consideration was given to the expected time lag between payment of the losses and receipt of the recoverables, the credit worthiness of the reinsurers and the cost of recovering reasonable loss adjustment expenses from the reinsurers. To account for these uncertainties, an estimated risk premium of 4% was applied to the 3% discount rate discussed above in calculating the present value of reinsurance recoverables.

4.	Goodwill is calculated as the excess of the purchase price over the net fair value of the assets acquired.

5.	The acquisition of Embarcadero was partially financed through the issuance of $36,083 junior subordinated debentures to a newly formed Delaware statutory trust subsidiary, in connection with 30-year trust preferred securities in the amount of $35,000 issued by CRM USA Holdings Trust I (the Trust), a wholly-owned subsidiary of CRM USA Holdings. These obligations bear a fixed interest rate of 8.65% until December 15, 2011 and LIBOR plus 3.65% thereafter. Interest is payable quarterly and the securities may be called at par plus accrued interest at CRM USA Holdings’ option after five years. Net proceeds to CRM USA Holdings were $33,755 after issuance costs of $1,245 which were capitalized in other assets. These costs will be amortized over 30 years. CRM USA Holdings purchased $1,083 of common securities of the Trust, which are included in cash and investments in the unaudited pro forma condensed balance sheet.

6.	Certain of Embarcadero’s non-financial assets, including deferred policy acquisition and other deferred costs along with their corresponding deferred tax asset or liability, were eliminated as their fair value is nil.

7.	Included in selling, general and administrative expenses is amortization of debt issuance costs of $1,245 over 30 years.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
      The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited and unaudited financial statements and related notes included in this prospectus on pages F-1 through F-65. We caution you that our results of operations for prior periods are not indicative of the actual results that may be achieved in future periods. In addition, some of the information contained in this discussion and analysis includes forward-looking statements that involve risks and uncertainties. Many factors may cause our actual results to differ materially from those anticipated or implied by these forward-looking statements including, but not limited to, those discussed in “Risk Factors.” You should read the information under “Risk Factors” beginning on page 10 for information about material risks and uncertainties that affect us, our business and our common shares and “Cautionary Note Regarding Forward-Looking Statements” on page iii.
Overview

Our Business and Operating Segments
      We are a provider of workers’ compensation insurance products for employers in New York, California and Texas which, prior to our November 2006 acquisition of Embarcadero, was focused on self-insured groups, but now also includes providing traditional workers’ compensation coverage through independent insurance brokers and agents to businesses primarily located in California. For the periods covered by the financial statements included in this prospectus, we had three reportable segments: fee-based management services, reinsurance and corporate and other. Upon our acquisition of Embarcadero in November 2006, we added a fourth segment — primary insurance. The following management’s discussion and analysis does not give effect to our acquisition of Embarcadero.

•	Fee-based Management Services. We provide fee-based management services for workers’ compensation self-insured groups in New York, California and Texas. We began conducting our business of providing management and other services to self-insured workers’ compensation groups in New York through CRM in 1999 and expanded this business to California through CRM CA in October 2003. On December 1, 2006, we formed our newest group in Texas. We form the groups and provide them with a broad range of services, including general management, underwriting, risk assessment, medical bill review and case management, general recordkeeping and regulatory compliance. We also provide safety and loss control services to group members to help reduce workers’ compensation risks and expenses. In New York, we provide claims management services. In addition, we act as a broker and place excess insurance coverage and any required surety bonds for the groups. Each group we manage is composed of participants from the same industry, all of which are located in a single state. As of January 1, 2007, we will manage 14 self-insured groups in 12 industries, with eight groups in New York, five in California, and our newest group, which was formed on December 1, 2006, is in Texas. Investment management services are provided for our larger groups by one or more independent investment management firms. Our fee-based management services accounted for approximately 61% of our total revenues and approximately 34% of our income before taxes for the nine months ended September 30, 2006, approximately 81% of our total revenues and approximately 76% of our income before taxes for the year ended December 31, 2005 and approximately 84% of our total revenues and approximately 85% of our income before taxes for the year ended December 31, 2004.

•	Reinsurance. The groups we manage purchase excess workers’ compensation coverage from U.S. admitted insurers to cover claims that exceed a minimum level established by state law or regulation or by administrative determination. We began reinsuring a portion of this coverage through our subsidiary Twin Bridges in December 2003. We write our reinsurance on a quota share basis also known as proportional or pro rata. Under quota share reinsurance, we share the premiums as well as the losses and expenses in an agreed proportion with the U.S. admitted insurer, subject to certain limits. Our reinsurance segment accounted for approximately 37% of our total revenues and approximately 75% of our income before taxes for the nine months ended September 30, 2006, approximately 19% of our total revenues and approximately 28% of our income before taxes for the year ended December 31, 2005 and approximately 16% of our total revenues and approximately 15% of our net income for the year ended December 31, 2004.

•	Primary Insurance. Our wholly owned subsidiary, Majestic, is licensed to write workers’ compensation insurance in fifteen states and is currently issuing policies to medium and large businesses in California, Arizona, Alaska, Nevada, Oregon and Washington. Majestic has historically been a provider of workers’ compensation insurance under the U.S. Longshore and Harbor Workers’ Compensation Act, or USL&H Act, and is licensed to underwrite USL&H insurance in all federal districts. The segment did not exist until after our acquisition of Embarcadero in November 2006.

•	Corporate and Other. Our corporate and other segment constitutes a reportable segment and includes investment income, general expenses, investments and cash and cash equivalents that relate to general corporate activities and not to one of our principal business operations. Our corporate and other segment accounted for approximately 1% of our total revenues and reduced taxable income by 9% for the nine months ended September 30, 2006. The segment did not exist until after the consummation of our initial public offering.

      We evaluate each segment based on management fees and commission income, premiums earned or investment income, as applicable, and expenses that are associated with, and directly related to, each segment.
      The determination of these segments was based on our methodology for monitoring the performance of our group management business and insurance and reinsurance business.

Our Restructuring and Initial Public Offering
      We completed our initial public offering on December 27, 2005, listing our shares on the NASDAQ Global Select Market under the symbol “CRMH”. We sold 6,000,000 shares of common stock, par value $.01 per share at a price of $13.00. Our proceeds from our initial public offering were $68.7 million, net of underwriting and offering expenses of $9.3 million. We contributed $47.0 million of the proceeds to Twin Bridges to support the growth of its reinsurance business and $6.5 million to CRM to repay the entire amount outstanding at that time under the revolving credit facility with KeyBank and for general working capital. The remaining net proceeds were initially used to purchase fixed-maturity assets or were deposited in interest bearing accounts. A portion of the IPO proceeds was also used to fund a portion of the purchase price for the Embarcadero acquisition.
      Effective December 27, 2005, immediately prior to the closing of our initial public offering, the former owners of CRM, Eimar and Twin Bridges, whom we refer to as the “former owners,” contributed all of their interests in these entities to CRM Holdings in a series of transactions, which we refer to as the “restructuring.” See “Business — Organization”. The former owners ultimately received a total of 9,457,115 common shares and 790,000 Class B shares in exchange for their ownership interests in CRM, Eimar and Twin Bridges. Total shares issued and outstanding as a result of our initial public offering and the restructuring were 15,457,115 common shares and 790,000 Class B shares.

Acquisition of Embarcadero Insurance Holdings, Inc.
      On November 14, 2006 we acquired all of the outstanding shares of Embarcadero, for a cash purchase price of $46.3 million. Through its wholly owned subsidiary, Majestic, a U.S. admitted insurance company organized and domiciled in California, Embarcadero provides workers’ compensation insurance through independent insurance brokers and agents to medium to large size businesses primarily located in California. Majestic is also licensed as an insurance company in 15 other states, with active operations in Arizona, Alaska, Nevada, Oregon and Washington. On December 18, 2006, Majestic became licensed as an insurance company in New York. For the nine months ended September 30, 2006, Embarcadero reported revenues of $55.2 million and net income of $5.5 million. For the years ended December 31, 2005 and 2004, Embarcadero reported revenues of $77.0 million and $75.8 million and net income of $5.2 million and $4.4 million, respectively. Our subsidiary, CRM USA Holdings, issued $36.1 million in junior subordinated debentures to a newly formed Delaware statutory trust subsidiary in connection with the issuance of $35 million of trust preferred securities used to partially finance our acquisition of Embarcadero. We sold investments and used cash balances on hand of approximately $17 million to complete the cash requirements for the Embarcadero acquisition. None of such revenues or earnings are included in our financial results for such periods because the acquisition of Embarcadero was not completed until November 2006.
      Of the aggregate purchase price, $4 million will be held in escrow for up to 18 months following the closing to cover potential claims for breaches of certain representations, warranties and covenants, and an additional $3.2 million will be held in escrow for five years to cover indemnification claims by CRM USA Holdings with respect to reserves for losses and loss adjustment expenses. As of September 30, 2006, we had incurred $292,678 of legal and consulting fees related to our acquisition of Embarcadero. These capitalized costs were included in prepaid expenses and other assets as of September 30, 2006.

Our Consolidated Financial Information
      Our consolidated financial statements include the results of CRM Holdings, Ltd. and our subsidiaries, CRM USA Holdings, CRM, CRM CA, Eimar and Twin Bridges.
      For the periods prior to our restructuring and initial public offering, the accompanying financial statements include the combined financial statements of CRM, CRM CA and Eimar, which are limited liability companies, and Twin Bridges. The combined financial statements for the periods prior to our restructuring are referred to as “consolidated” in the financial statements and information included in this prospectus. For periods including and subsequent to the restructuring and our initial public offering, the financial statements and information included in this prospectus include, on a consolidated basis, the accounts of CRM Holdings, Ltd. and its subsidiaries.

Revenue
      Our revenues consist primarily of the following:
      Fee-based Management Services Revenue. In New York, the fees we receive from all but one of our groups are based on a percentage of the workers’ compensation rates set by the New York State Workers’ Compensation Board that are attributable to the members of the groups we manage, and our fees include claims management services. With respect to our groups in California and Texas and one of our groups in New York, our fees are based on a percentage of the premiums paid to the groups we manage by their members. Our groups in California pay the fees for claims management services directly to third party administrators. In addition, our fees for medical bill review and case management services are based on the specific services rendered. We also receive commission income from: (1) U.S. admitted insurers for placing the excess coverage which the groups are required to obtain and (2) insurers for placing the required surety bonds for the groups we manage.
      A significant amount of our existing business is dependent on a relatively small number of our managed groups. The Healthcare Insurance Trust of New York, or HITNY, provided approximately 23% of our revenues from fee-based management services for the nine months ended September 30, 2006 and approximately 27% and 38% of our revenues from fee-based management services for the years ended December 31, 2005 and 2004, respectively. Three other groups, Elite Contractors Trust of New York, Contractors Access Program of California and the Transportation Industry Workers’ Compensation Trust of New York, provided approximately 18%, 17% and 14%, respectively, of our revenues from fee-based management services for the nine months ended September 30, 2006 and approximately 20%, 13% and 11%, respectively, of our revenues from fee-based management services for the year ended December 31, 2005. Two groups, Elite Contractors Trust of New York and Transportation Industry Workers’ Compensation Trust of New York, provided approximately 22% and 14%, respectively, of our revenues from fee-based management services for the year ended December 31, 2004.
      Commission income from NY Marine & General represented 84%, 55% and 50% of reinsurance commissions for the nine months ended September 30, 2006 and for the years ended December 31, 2005 and 2004, respectively.

      In December 2005, we entered into a revised agreement with NY Marine & General with respect to our reinsurance of the excess coverage which NY Marine & General provides to our groups. Under the revised agreement, the commission paid to CRM and CRM CA for any excess coverage placed with NY Marine & General decreased from 20% of gross premiums under our expired agreement to 15% of gross premiums. NY Marine & General offers coverage to our groups for all losses and loss adjustment expenses in excess of the $500,000 per occurrence liability typically retained by the groups, eliminating the need for those groups that purchase coverage from NY Marine & General to purchase catastrophic coverage from other U.S. admitted insurers. For the nine months ended September 30, 2006, reinsurance commissions earned under the expired agreement and the new agreement were approximately 19% and 81% of reinsurance commissions, respectively.
      Reinsurance Premiums. Upon the renewal of our groups’ excess coverage policies during 2007, we expect to reinsure a portion of the excess coverage obtained by 12 of the 14 groups that we manage. Under the reinsurance agreement which expired on November 30, 2005, we reinsured 50% of the risks NY Marine & General underwrote and received 50% of the premiums, which we refer to as our assumed premium, paid to NY Marine and General by these groups. We allowed a ceding commission of 28% of our assumed premium to cover acquisition, general and administrative expenses, a further 2% for stop-loss coverage and 1% to cover the U.S. federal excise tax, or a total of 31% of our assumed premium. The stop loss coverage limits our losses under our reinsurance agreement to 181.16% of our assumed premium, net of the ceding commission and the cost of the stop-loss coverage and the U.S. federal excise tax. Our net reinsurance premiums are comprised of our assumed premium, net of the 2% fee for the stop-loss coverage. The ceding commission of 28% of our assumed premium, and the 1% cost to cover the U.S. federal excise tax, are recorded as part of policy acquisition costs. Premiums earned under the expired quota share agreement approximate 12% of earned premium for the nine months ended September 30, 2006.
      Pursuant to our revised agreement with NY Marine & General, we reinsure 70% of the excess coverage provided to our groups by NY Marine & General in exchange for 70% of the premiums paid to NY Marine & General by our groups. NY Marine & General offers full statutory excess coverage for losses and loss adjustment expenses in excess of $500,000 per occurrence retained by the groups. NY Marine & General seeks reinsurance from other insurers to cover 100% of losses and loss adjustment expenses in excess of $5,000,000 per occurrence up to $50,000,000 per occurrence, as well as reinsurance of losses and loss adjustment expenses in excess of $3,000,000 per occurrence up to a per occurrence limit of $5,000,000, subject to an annual aggregate deductible of $3,000,000. NY Marine & General and Twin Bridges share proportionately the layer in excess of $50,000,000 million to statutory limits. The excess reinsurance secured by NY Marine & General inures to the benefit of Twin Bridges proportionately to its 70% quota share participation. For this, Twin Bridges pays a premium of approximately 11% of the gross premiums it assumes from NY Marine & General. Our net reinsurance premiums are comprised of the gross premiums which Twin Bridges assumes from NY Marine & General, less the 11% paid to cover the excess reinsurance expenses of NY Marine & General. We allow NY Marine & General a ceding commission which we estimate to be 23.5% of our new assumed premiums to cover its acquisition, general and administrative expenses and pay additional amounts to cover U.S. federal excise tax and certain other costs which we estimate to be 3.45% of our new assumed premiums. The ceding commission of 23.5% of our assumed premium, and the 3.45% cost to cover U.S. federal excise tax and other certain costs, are recorded as part of policy acquisition costs. Premiums earned for policies renewing under the new quota share agreement are approximately 88% of earned premium for the nine months ended September 30, 2006.
      The agreement also provides that NY Marine & General offers frequency coverage to our groups of $2 million. This coverage provides for attachment points at various levels determined by the groups’ funded premiums. NY Marine & General offers this expanded coverage to our groups upon renewal of their excess coverage policies. Twin Bridges also reinsures a portion of the frequency coverage under the quota share arrangement assuming 70% of the risk provided by this coverage.
      The agreement also provides for Twin Bridges to assume 100% (rather than 70%), of direct losses if the net loss ratio after reinsurance recoveries exceeds 70% but is less than 90%.

      CRM Holdings is required to guarantee Twin Bridges’ performance of its obligations under the revised reinsurance agreement with NY Marine & General, subject to regulatory approval, if required. See “Business — Our Reinsurance Segment.”
      Twin Bridges issued a provisional notice of cancellation of our current reinsurance agreement to NY Marine & General in accordance with the notification provisions of the agreement. NY Marine & General, in turn, issued provisional notice of cancellation to Twin Bridges. Under the provisional notice, if our current reinsurance agreement is not extended by us and NY Marine & General, it will automatically terminate on December 31, 2006. Our current intention is to not renew our current reinsurance agreement with NY Marine & General. Instead, we plan to use Majestic in the capacity of an admitted reinsurance carrier in New York and California and we expect that Twin Bridges will increase its portion of the excess coverage from 70% to 90%. Due to the expected change from NY Marine & General to Majestic and the increase in the portion of excess coverage from 70% to 90%, the historical financial results of our reinsurance segment may not be indicative of our future performance.
      Investment Income Relating to Our Reinsurance Business. Our investment portfolio is comprised of short-term U.S. government and agency securities, cash and money market equivalents. Our investment income is dependent upon the average invested assets in our portfolio and the yield that we earn on those invested assets. Our investment yield depends on market interest rates and the credit quality and maturity period of our invested assets. In addition, we expect to realize capital gains or losses on sales of investments as a result of changing market conditions, including changes in market interest rates and changes in the credit quality of our invested assets. See “Risk Factors — Risks Generally Applicable to Our Business — A significant amount of our invested assets will be subject to changes in interest rates and market volatility which could adversely affect our financial condition and results of operations.”
      During the first quarter of 2006, our Finance and Investment Committee approved our general investment objectives, policies and guidelines. The investment objectives and policies set preservation of capital as the primary objective, subject to an appropriate degree of liquidity. Under such guidelines, maximization of investment returns and safeguarding of investments are important but secondary objectives.

Expenses
      The expenses of our fee-based management services segment primarily consist of fees paid to general agents and brokers for placing business with the self-insured groups that we manage, and selling, general and administrative expenses. The expenses of our primary insurance and reinsurance segments primarily consist of loss and loss adjustment expenses, policy acquisition costs and professional fees.
      Losses and Loss Adjustment Expenses. Losses and loss adjustment expenses reflect our best estimate of ultimate losses and loss adjustment expenses that we expect to incur on each reinsurance contract written using various actuarial analyses. Consistent with Bermuda statutory requirements, we do not discount our estimates to present value. Actual losses and loss adjustment expenses will depend on actual costs to settle reinsurance claims. Our ability to accurately estimate ultimate losses and loss adjustment expenses at the time of pricing each reinsurance contract will be a critical factor in determining our profitability. See “Risk Factors — Risks Related to Our Reinsurance and Insurance Businesses — Our financial condition and results of operation could be adversely affected by our failure to establish adequate loss adjustment expense reserves.”
      Fees Paid to General Agents and Brokers. Fees paid to general agents and brokers consist primarily of commissions paid to general agents and brokers for introducing members to the self insured groups we manage.
      Policy Acquisition Costs. Policy acquisition costs consist principally of ceding commissions paid to NY Marine & General, board and bureau fees and the U.S. federal excise tax. These costs are based on a fixed percentage of the premiums written on reinsurance contracts.
      Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of personnel expenses, professional fees and other operating costs. We anticipate that in the future, selling, general and administrative expenses will continue to increase in relation to our growth. In addition, our regulatory and compliance costs have increased significantly since we became a publicly traded company.
      Income Taxes. Prior to the consummation of the restructuring, CRM, CRM CA and Eimar were limited liability companies beneficially owned by the former owners. The members of a limited liability company are taxed on their proportionate share of the limited liability company’s taxable income. Therefore, no provision or liability for federal and state income taxes had been included in the financial statements. Subsequent to the restructuring, CRM, CRM CA and Eimar elected to be taxed as corporations and therefore are subject to U.S. federal, state and local income taxes, which reduces our net income.
      CRM Holdings and Twin Bridges have each received an undertaking from the Bermuda government exempting each company from all tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax until March 28, 2016.
Business Trends and Conditions
      The workers’ compensation insurance market has historically fluctuated with periods of low premium rates and excess underwriting capacity resulting from increased competition, followed by periods of high premium rates and shortages of underwriting capacity resulting from decreased competition. We believe that these conditions, along with poor customer service and substandard loss control and claims management, have motivated businesses to self-insure against workers’ compensation claims. Large companies generally have the financial strength to meet the significant statutory requirements to self-insure, or to create their own captive insurance companies to insure these claims. Small and mid-sized companies generally lack the financial and administrative resources to do this, and in recent years have resorted to pooling their resources through the formation of self insurance groups as a means to obtain workers’ compensation insurance at acceptable rates and terms. CRM was formed in response to this relatively new market demand for managers of these self-insured groups.
      California has undergone a period of rapid growth in the formation of new self-insured groups. California authorized the formation of private self-insured groups in 2001, and there are approximately 27 in existence. California Bill 899 was passed in April 2004 with the goal of reducing over time the medical and indemnity benefits paid to injured workers. This legislation has allowed insurers to reduce rates. During the second quarter of 2006, the Insurance Commission of the State of California approved an overall 16% rate decrease for policies written subsequent to June 30, 2006. Despite the effects of this and previous rate decreases over the past two years, we believe that the California workers’ compensation insurance rates charged by our groups remain actuarially sufficient to cover the claims and expenses of the self-insured groups.
      In contrast to the California market, self-insured groups have existed in New York since the mid-1990s and the market is substantially more mature, with approximately 59 groups in existence. New York is in the process of reevaluating its regulations relating to the formation of new groups. This has led to a temporary moratorium on the formation of new groups. This moratorium should not affect our ability to grow in New York as we believe we have formed groups in all industry classes that we currently desire to target. We believe growth in our New York business will occur as a result of increases in the number of members in our existing groups and recently approved increases in the rates set by the New York Workers’ Compensation Board. Following six years of relatively stable rates, the New York Workers’ Compensation Board passed a rate increase in July 2005 averaging 5% across all industry groups. This increase became effective in October 2005, and the rates set by the New York Workers’ Compensation Board across the industries in which we have formed self-insured groups increased by approximately 8% on average commencing in 2006. Some of the prospective revenue growth created by the rate increase was offset by reductions in the amount of management fees charged to certain of our groups.
Critical Accounting Policies and Estimates
      Our significant accounting policies are described in the notes to our audited consolidated financial statements included elsewhere in this prospectus.

      Our consolidated financial statements contain certain amounts that are inherently subjective in nature and require management to make certain judgments and assumptions in the application of accounting policies used to determine those amounts reported in the consolidated financial statements. The use of different assumptions could produce materially different estimates of the reported amounts. In addition, if factors such as those described in “Risk Factors” cause actual events to differ materially from management’s assumptions used in applying the relevant accounting policy, there could be a material adverse effect on our financial condition and results of operations.
      We believe that the following are the critical accounting policies used in the preparation of our combined financial statements.

Consolidation Accounting
      Our historical consolidated and combined financial information and statements include our accounts as well as those of, CRM USA Holdings, CRM, CRM CA, Eimar and Twin Bridges. Combined financial statements are presented for results for periods ended prior to the restructuring, while consolidated financial statements are presented for periods commencing after the completion of the restructuring. All such financial statements are referred to as consolidated in this prospectus. Prior to the restructuring, these entities, in substance, had common ownership and common management. The consolidated financial statements included in this prospectus have been prepared in conformity with U.S. generally accepted accounting principles. For Twin Bridges, this presentation differs from the basis of accounting followed in reporting to insurance regulatory authorities. All significant inter-company transactions and balances have been eliminated in the consolidated financial statements.

Revenue Recognition
      Fee-based Management Services. Our fee-based management services revenues include management fees received from our groups for management and other services. In New York, the fees we receive from all but one of our groups are based on a percentage of the aggregate workers’ compensation rates set by the New York Workers’ Compensation Board that are attributable to the members of the groups we manage. With respect to our groups in California and Texas and one of our groups in New York, our fees are based upon a percentage of the premiums paid to the groups we manage by their members. The portion of our fees that is equal to the related fees we pay to general agents and brokers is recorded as revenue when payable by the groups, which is the same time that fees paid to general agents and brokers are recorded. The balance of our management fees is earned ratably over the period to which such fees apply. The portion of the balance of management fees that relate to the remaining period at the balance sheet date is recorded as unearned management fee revenues. Revenue from medical bill review and case management services also is included in fee based management services revenues, and is recorded as revenue as the services are rendered.
      In determining revenue recognition policy, we have been guided by the Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Concepts (“SFAS”) No. 5 and the SEC Staff Accounting Bulletin (“SAB”) No. 101 and we rely on the fact that the management fee is contractually determined, that the fee is realizable, and that the contract term is firm. All management services are provided within each respective policy period. As a result, no reserves for further obligations are recorded. Contractually, upon the termination of a management services agreement, all obligations of the parties to each other are ended.
      We also receive commission income for excess coverage and surety bonds we place for these groups. Such commission income is earned ratably over the terms of the underlying excess coverage and surety bonds. The portion of commission income that relates to the remaining term of the underlying excess coverage or surety bond at the balance sheet date is recorded as unearned commission income.
      Reinsurance Revenue. Pursuant to SFAS No. 113, Accounting and Reporting for Reinsurance of Short Duration and Long-Duration Contracts, we have evaluated the reinsurance agreement with NY Marine & General that was in effect during the year ended December 31, 2005 and the revised reinsurance agreement with NY Marine & General that is in effect in 2006 and have determined that each is a short duration prospective contract. Accordingly, reinsurance premiums are earned ratably over the term of the excess coverage that we have reinsured through our agreement with NY Marine & General. The portion of the reinsurance premiums that relate to the remaining term of the underlying excess coverage policy that we have reinsured at the balance sheet date is recorded as unearned reinsurance premiums. These reinsurance premiums are subject to adjustment based upon modification to the premiums charged on the underlying workers’ compensation coverage. Such adjustments are included in current operations when estimable. Our net reinsurance premiums under the reinsurance agreement with NY Marine & General that expired December 1, 2005 are our assumed premium, net of the 2% fee we pay for stop-loss coverage. Out net reinsurance premiums under the revised reinsurance agreement with NY Marine & General are the gross premiums which Twin Bridges assumes from NY Marine & General, less the 11% paid to cover the excess reinsurance expenses of NY Marine & General.
      The premiums paid by our groups under their excess coverage policies are subject to periodic audit by the excess coverage carrier. As membership in our groups grow, we estimate the additional premiums generated by the excess coverage policies based on premiums charged to new members of the groups, net of premiums lost due to member cancellations. We recognize both commission income and net reinsurance premiums based upon these estimates. Upon completion of the excess coverage carrier’s premium audits, we adjust our estimated commission income and net reinsurance premium on the basis of the audits.

Policy Acquisition Costs
      Policy acquisition costs are comprised of ceding commissions, board and bureau fees and U.S. federal excise tax costs incurred pursuant to our reinsurance agreement with NY Marine & General. These costs are deferred and amortized as the related reinsurance premiums are earned or recorded. We consider estimated investment income in determining the recoverability of these costs.

Reserve for Losses and Loss Adjustment Expenses
      The reserve for losses and loss adjustment expenses represents an estimate of the ultimate cost of all reported and unreported losses and loss adjustment expenses insured pursuant to reinsurance agreements associated with reported claims and claims incurred but not reported (“IBNR”), which are unpaid at the balance sheet date. The liability is estimated using actuarial studies of individual case-basis validations, statistical analyses and industry data. We believe that our aggregate liability for losses and loss adjustment expenses represents our best estimate, based upon available data, of the amounts necessary to settle the ultimate cost of expected losses and loss adjustment expenses. Twin Bridges has only been in existence since December 2003, and has had limited loss experience and a relatively small population of underlying risks, and therefore is exposed to an increased likelihood that actual results may not conform to our estimates. These estimates are also subject to the effects of trends in loss severity and frequency risks, fluctuations in inflation, prevailing economic, social and judicial trends, legislative changes and internal and third party claims handling procedures. There also may be a significant delay between the occurrence of the insured event and the time it is actually reported to us. Accordingly, the ultimate settlement of losses and related loss adjustment expenses may vary significantly from the estimates included in our financial statements.
      Since we have very limited loss development experience, the independent external actuarial specialists that estimate our loss reserves and loss adjustment expenses, including reserves for unpaid losses as well as IBNR reserves, rely heavily on expected losses. Expected losses for the excess layer were determined by the application of an industry excess loss factor to an average pure premium for each trust, which was then multiplied by the earned payroll for the applicable policy period. We believe that the assumptions by the independent external actuarial specialists represent a realistic and appropriate basis for currently estimating our reserves for losses and loss adjustment expenses.
      Reserve estimates and reserving methodologies are reviewed regularly, taking into account all currently known information and updated assumptions related to unknown information. Reserves for losses and loss adjustment expenses established in prior periods are adjusted as claim experience develops and new information becomes available. Any such adjustments are included in income in the period in which they are made. Any adjustments to previously established reserves may significantly impact current period net income by reducing net income if previous period reserve estimates prove to be inadequate and are required to be increased or increasing net income if prior period reserves become overstated and are required to be reduced. We also review the estimate of losses and loss adjustment expenses provided to us by NY Marine & General.
      Reconciliation of Loss and Loss Adjustment Expense Reserves. The table below shows the reconciliation of reserves for the nine months ended September 30, 2006 and 2005 and for the years ended December 31, 2005, 2004 and 2003, reflecting changes in losses incurred and paid losses for such periods:

	Nine Months Ended		Years Ended December 31,

	2006	2005	2005	2004	2003

	(Dollar amounts in thousands)
Balance at January 1	$6,280	$2,696	$2,696	$168	$—
Incurred related to:
Current period	5,832	2,269	3,584	2,528	168
Prior periods	(1,338)	—	—	—	—

Total incurred	4,494	2,236	3,584	2,528	168

Paid related to:
Current period	—	—	—	—	—
Prior periods	—	—	—	—	—

Total paid	—	—	—	—	—

Net increase	4,494	2,269	3,584	2,528	168

Balance at end of period	$10,774	$4,965	$6,280	$2,696	$168

      Our claims reserving practices are intended to establish reserves that in the aggregate are adequate to pay all losses and loss adjustment expenses at their ultimate settlement value. Our reserves are not discounted.
      Analysis of Reserves. At September 30, 2006, there were outstanding case loss reserves totaling $874,000 relating to five claims. At December 31, 2005 and 2004 there were no outstanding case loss reserves, therefore the entire amount of reserves for losses and loss adjustment expenses at those dates of $6.280 and $2.696 million, respectively, is comprised of IBNR.
      While we believe that we will be able to make a reasonable estimate of our ultimate losses and loss adjustment expenses, we may not be able to predict our ultimate claims experience as reliably as other companies that have had reinsurance operations for a substantial period of time, and we cannot assure you that our actual losses and loss adjustment expenses will not differ materially from our total recorded reserves.
      Loss Development. The following table shows the development of Twin Bridges’ loss reserves for the years ended December 31, 2005, 2004 and 2003. Section A of the table shows the estimated liability for unpaid losses and loss adjustment expenses recorded at the balance sheet date for each of the years indicated. This liability represents the estimated amount of losses and loss adjustment expenses for claims arising in prior years that are unpaid at the balance sheet date, including losses that have been incurred but not yet reported. Section B of the table shows the re-estimated amount of the previously recorded liability, based on experience as of the end of each succeeding year. Section C of the table shows the amounts paid as of the end of each succeeding year.

      Section D of the table shows the cumulative redundancy (deficiency) as of December 31, 2005. A redundancy means the original estimates were higher than the current estimates while a deficiency means that the current estimates were higher than the original estimates.

	Years ended December 31,

	2005	2004	2003

	(Dollar amounts in thousands)
A. Reserve for unpaid loss and loss adjustment expenses	$3,584	$2,528	$168

B. Reserve re-estimated as of:
One year later	—	2,528	168
Two years later	—	—	168

C. Paid, (cumulative) as of:
One year later	—	—	—
Two years later	—	—	—

Net Liability — December 31,	3,584	2,528	168

D. Cumulative Redundancy (Deficiency)	—	—	—

      Since Twin Bridges had no historical experience, estimates of prior year losses were based on industry data and resulted in loss ratios ranging from 39% to 66%. Twin Bridges has not experienced significant losses since its inception and currently has five open claims. Based upon the lack of loss experience, management has reduced its estimate of losses on prior policy years. At September 30, 2006, management estimated the overall loss ratio to be 36%, which resulted in a favorable development for policy years 2003, 2004 and 2005. Loss reserve estimates are reviewed regularly pursuant to an actuarial analysis and are adjusted as experience develops or new information is known; such adjustments are included in income in the period in which they are made.

Loans receivable
      At September 30, 2006, our loans receivable were solely comprised of loans to employees who are not officers. At December 31, 2005 and 2004, a significant portion of our loans receivable consisted of amounts due from Cornerstone Program Management & Insurance Services (“Cornerstone”), the former general agent for Contractors Access Program of California (“CAP”), a self-insured group administered by CRM CA, which were advanced as a working capital loan. On September 6, 2006 litigation against CAP, CRM and CRM CA was settled as described in “Business — Legal Proceedings.” As a result of the settlement, the $371,759 loan receivable from Cornerstone was written off against selling, general and administrative expenses in the third quarter of 2006.

Investments
      Our investment portfolio is comprised of short-term U.S. government and agency securities, cash and money market equivalents. In March, 2006, our board of directors created a Finance and Investment Committee that established our investment policies. Management implements our investment strategy with the assistance of independent investment managers. Our investment portfolio presently includes other investments, such as publicly traded fixed maturity, short-term Investments and equity securities, which we classify as securities “available-for-sale” and, accordingly, they are recorded at estimated fair value and the difference between cost or amortized cost and fair value, net of the effect of taxes, is included as a separate component of accumulated other comprehensive income in our consolidated balance sheet.

Stock-based compensation
      We account for our stock-based compensation in accordance with the revised statement SFAS No. 123(R), Share-Based Payment an amendment to SFAS No. 123, Accounting for Stock-Based Compensation, which requires that the cost of share-based payment transactions be recognized in the financial statements. Accordingly, our net income is reduced by the stock compensation expense required to be recognized by SFAS No. 123(R).

Recent accounting pronouncements
      In September 2006, the FASB issued FASB Statement No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. FASB Statement No. 157 applies to other accounting pronouncements that require or permit fair value measurements. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. We are currently evaluating the potential impact, if any, of the adoption of FASB Statement No. 157 on our consolidated financial position, and results of operations.
      In July 2006, the FASB issued Interpretation (“FIN”) No. 48, Accounting for Uncertainty in Income Taxes. FIN No. 48 clarifies the accounting for uncertain tax positions as described in SFAS No. 109, Accounting for Income Taxes, and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax provision taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Additionally, it applies to the recognition and measurement of income tax uncertainties resulting from a purchase business combination. The requirements under FIN No. 48 are effective for reporting periods beginning after December 15, 2006. We are currently evaluating the impact FIN No. 48 will have on the Company’s results of operations and financial position.
      In November 2005, the FASB issued FASB Staff Position (FSP) 115-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments, which nullifies certain requirements of Emerging Issues Task Force (EITF) 03-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments and amends SFAS 115 Accounting for Certain Investments in Debt and Equity Securities and Accounting Principles Board Option (APB) 18, The Equity Method of Accounting for Investments in Common Stocks. The guidance in FSP 115-1 addresses the determination of when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. FSP 115-1 also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The requirements under FSP 115-1 are effective for reporting periods beginning after December 15, 2005. We believe that the adoption of FSP 115-1 will not have a material effect on our financial position or results of operations.
      In September 2005, the American Institute of Certified Public Accountants issued Statement of Position (“SOP”) 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts. This statement provides guidance on accounting for deferred acquisition costs and other deferred balances on an internal replacement, defined broadly as a modification in product benefits, features, rights or coverages that occurs by the exchange of an existing contract for a new contract, or by amendment, endorsement or rider to an existing contract, or by the election of a benefit, feature, right, or coverage within an existing contract. SOP 05-1 is effective for internal replacements occurring in the reporting period beginning after December 15, 2006. We are currently evaluating the impact SOP-05-1 will have on the Company’s financial position or results of operations.
      In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, that changes the requirements for the accounting and reporting of a change in accounting principle made in fiscal years beginning after December 15, 2005. This statement applies to all voluntary changes in accounting principles. The statement requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings for that period rather than reported in the income statement. We do not expect the adoption of SFAS 154 to have any impact on our financial position or results of operations.

      In December 2004, the FASB issued SFAS No. 123(R), Share-Based Payment. SFAS 123(R) is a revision of SFAS 123 and supersedes APB 25, Accounting for Stock Issued to Employees. SFAS 123(R) requires us to expense the fair value of employee stock options and other forms of stock-based compensation. As discussed above in Stock Based Compensation and in Note 12 of the notes to the consolidated financial statements included elsewhere in this prospectus, we currently account for stock-based compensation in accordance with the fair value method prescribed by SFAS 123(R).
Results of Operations
      The following is a discussion of our consolidated results of operations for the nine months ended September 30, 2006 and 2005 and for the three years ended December 31, 2005, 2004 and 2003.

Nine Months Ended September 30, 2006 Compared to Nine Months Ended September 30, 2005
      Total Revenues. Total revenues increased 53%, or $16,830,100, to $48,440,237 for the nine months ended September 30, 2006 from $31,610,137 for the nine months ended September 30, 2005. Of this increase, 21% was attributable to growth in our fee-based management services segment, particularly in California, 76% of this increase was attributable to the increase in our reinsurance segment and 3% was due to an increase in our corporate and other segment. Of the revenues from our fee-based management services segment for the nine months ended September 30, 2006, 69% and 31% were attributable to revenues from our groups in New York and in California, respectively, compared to 76% and 24%, respectively, of these revenues for the nine months ended September 30, 2005. Of the revenues from our reinsurance segment for the nine months ended September 30, 2006, 51% and 49% were attributable to our groups in New York and in California, respectively, compared to 73% and 27%, respectively, of these revenues for the nine months ended September 30, 2005.
      Revenues from Fee-based Management Services. Revenues from fee-based management services for the nine months ended September 30, 2006 increased 13%, or $3,456,423, to $29,655,852 from $26,199,429 for the comparable period in 2005. The increase was attributable to the growth in our self-insured groups covering the contracting, healthcare and transportation industries. This was somewhat offset by decreases in the wholesale and retail and auto dealers industries. Of this growth in revenues, 87% and 13% is attributable to our groups in California and New York, respectively. While still positive, growth in California has slowed due to the effects of price competition from other providers of workers’ compensation insurance and reductions in state promulgated rates. Although an increase in the rates set by the New York Workers’ Compensation Board was approved in New York and took effect in October 2005, revenues from fee-based management services attributable to our groups in New York remained flat for the nine months ended September 30, 2006, as compared to the comparable period in 2005 due to reductions in the amount of management fees charged to certain of our groups. The table below provides information about our revenues from our fee-based management services segment attributable to the groups we manage in New York and California:

	Nine Months Ended September 30,

	2006		2005

	NY	CA	NY	CA

Total revenues from fee-based management services	$20,443,904	$9,211,948	$19,992,198	$6,207,231

      Revenues from Reinsurance. Net reinsurance premiums increased 206%, or $10,905,373, to $16,200,610 for the nine months ended September 30, 2006 from $5,295,237 for the nine months ended September 30, 2005. This increase is primarily due to our current reinsurance agreement between Twin Bridges and NY Marine & General which increased the percentage of premiums ceded from 50% of excess coverage provided to our groups under the expiring treaty to 70% under the new treaty and an increase in the number of participants in those self-insured groups. Geographically, 59% and 41% of the growth in net reinsurance premiums in the first nine months of 2006 was attributable to the groups we manage in California and New York, respectively. The table below provides information about our revenues from our reinsurance segment attributable to the groups we manage in New York and California:

	Nine Months Ended September 30,

	2006		2005

	NY	CA	NY	CA

Total net reinsurance premiums	$8,327,606	$7,873,004	$3,881,875	$1,413,362

      Investment Income. Investment income for the nine months ended September 30, 2006 increased to $2,583,775 from $115,471 for the nine months ended September 30, 2005. This increase was primarily due to an increased level of investments held by our reinsurance and corporate segments resulting from our initial public offering.
      Total Expenses. Total expenses increased 42%, or $10,992,826, to $37,284,129 for the nine months ended September 30, 2006 from $26,291,303 for the nine months ended September 30, 2005. Of the total expenses for the nine months ended September 30, 2006, $25,925,528, or 70%, was attributable to our fee-based management services segment, $9,777,686, or 26%, was attributable to our reinsurance segment and $1,580,915 or 4% was attributable to our corporate and other segment.
      Losses and loss adjustment expenses. Losses and loss adjustment expenses increased 98%, or $2,225,124, to $4,494,511 for the nine months ended September 30, 2006 from $2,269,387 for the nine months ended September 30, 2005. This increase was much less than the 206% increase in net reinsurance premiums during the same period because of the refinement of estimated loss reserves. Specifically, since we had no historical experience, prior years losses were estimated based on industry data and resulted in loss ratios ranging from 39% to 66%. We have not experienced significant losses since the inception of Twin Bridges and we currently have five open claims. Based upon the lack of loss emergence, management has reduced its estimate of losses on prior policy years. At September 30, 2006, management estimated the overall loss ratio to be 36%, which resulted in a favorable development for policy years 2003, 2004 and 2005. Loss reserve estimates are reviewed regularly pursuant to an actuarial analysis and are adjusted as experience develops or new information becomes known; such adjustments are included in income in the period in which they are made.
      Fees paid to general agents and brokers. Fees paid to general agents and brokers decreased 6%, or $516,835, to $7,926,679 for the nine months ended September 30, 2006 from $8,443,514 for the nine months ended September 30, 2005. A reduction of compensation to general agents in New York was somewhat offset by an increase in compensation to our general agents in California.
      Policy Acquisition Costs. Policy acquisition costs increased 211%, or $3,303,779, to $4,869,658 for the nine months ended September 30, 2006 from $1,565,879 for the nine months ended September 30, 2005. These costs are a fixed percentage (approximately 30%) of our assumed net reinsurance premiums and grew in connection with the 206% increase in net reinsurance premiums discussed above.
      Selling, general and administrative expenses. Selling, general and administrative expenses increased 43% or $5,991,372 for the nine months ended September 30, 2006 to $19,961,690 from $13,970,318 for the nine months ended September 30, 2005. Of this increase, 33% is attributable to increased payrolls, related employee expenses and directors’ fees. Approximately $2,543,795, or 61%, of the increase in selling, general and administrative expenses in our fee-based management services segment for the nine months ended September 30, 2006 is attributable to increases in other components of selling, general and administrative expenses, including professional fees, travel and entertainment, and insurance expenses. These expenses rose significantly as we continued to expand in California. Office and administrative expenses of our reinsurance segment amounted to $413,517 for the nine months ended September 30, 2006, compared to $172,978 for the nine months ended September 30, 2005. Of this $240,539 increase, 72% is attributable to increases in professional fees. We contract with Quest Management Services Limited, an independent management firm based in Bermuda, to perform the general and administrative functions for Twin Bridges. Expenses included in the corporate and other segment include $1,580,915 of directors’ fees, legal and accounting fees, other professional services and internal management fees for the three months ended September 30, 2006. In addition, we have added two employees in order to enhance our ability to comply with our reporting and other legal obligations. For the nine months ended September 30, 2006 we incurred $2,333,350 in expenses relating to our operations as a public company, including, but not limited to, costs for directors’ fees, legal and accounting fees and other professional services.
      Income Tax Provision. The income tax provision of $1,067,116 for the nine months ended September 30, 2006 represented the net income tax provision on taxable income of CRM, CRM CA and Eimar. The income tax benefit included a current tax provision of $1,198,116 and a deferred tax benefit of $131,000. Both CRM Holdings and Twin Bridges are domiciled in Bermuda and are not subject to U.S. income taxation.
      Prior to the restructuring and our initial public offering, CRM, CRM CA and Eimar were limited liability companies whose former owners were taxed on their proportionate share of the limited liability companies’ cash basis taxable income. Subsequent to the restructuring and our initial public offering, these limited liability companies elected to be taxed as corporations. Included in CRM, CRM CA and Eimar’s cash basis taxable income were commission income, management fee income and expenses that were deferred under GAAP but taxed in the hands of the former owners on a cash basis. These amounts are classified as permanent tax differences, because according to GAAP CRM, CRM CA and Eimar are not subject to tax on that income since the income was already taxed to the former owners.
      The deferred tax benefit of $131,000 is due to temporary differences from employee stock compensation and depreciation of property and equipment being reported differently for financial statement versus federal and state income tax purposes.
      Net Income. Net income increased 90%, or $4,770,158, to $10,088,992 for the nine months ended September 30, 2006 from $5,318,834 for the nine months ended September 30, 2005. Net income as a percentage of revenues was 21% for the nine months ended September 30, 2006 compared to 17% for the nine months ended September 30, 2005.
      Income before taxes from Fee-based Management Services. Income before taxes from our fee-based management services segment for the nine months ended September 30, 2006 decreased 3%, or $135,168, to $3,806,100, or 13% of our fee-based management services revenues for the nine months then ended, from $3,941,268, or 15% of our fee-based management services revenues, for the nine months ended September 30, 2005.
      Income before taxes from Reinsurance. Income before taxes from our reinsurance segment for the nine months ended September 30, 2006 increased 507%, or $6,977,583, to $8,355,149, or 46% of our reinsurance segment revenues for the nine months then ended, from $1,377,566, or 26% of our reinsurance segment revenues, for the nine months ended September 30, 2005.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004
      Total Revenues. Total revenues increased 37%, or $12,247,014, to $45,067,100 for the year ended December 31, 2005 from $32,820,086 for the year ended December 31, 2004. Of this increase, 72% was attributable to growth in our fee-based management services segment, particularly in California, and 28% of this increase was attributable to the increase in our reinsurance segment. Of the revenues from our fee-based management services segment for year ended December 31, 2005, 74% and 26% were attributable to revenues from our groups in New York and in California, respectively, compared to 93% and 7%, respectively, of these revenues for the year ended December 31, 2004. Of the revenues from our reinsurance segment for the year ended December 31, 2005, 67% and 33% were attributable to our groups in New York and in California, respectively, compared to 87% and 13%, respectively, of these revenues for the year ended December 31, 2004.
      Revenues from Fee-based Management Services. Revenues from fee-based management services for the year ended December 31, 2005 increased 32%, or $8,839,381, to $36,495,107 from $27,655,726 for the comparable period in 2004. Of this increase, 62% was attributable to the growth in our self-insured groups covering the contracting industry. Of this growth in revenues, 85% is attributable to our groups in California as our relatively new market presence gained momentum. Revenues from fee-based management services attributable to our groups in New York increased by 5% to $27,002,594 for the year ended December 31, 2005 from $25,662,420 for the comparable period in 2004. Revenues attributable to our New York groups were adversely affected by lower fees received from the Healthcare Industry Trust of New York, or HITNY, our largest group, as a result of a modification to our agreement with HITNY. This modification changed the basis on which HITNY’s rates are calculated to negotiated rates from New York manual premium rates. The table below provides information about our revenues from our fee-based management services segment attributable to the groups we manage in New York and California:

	Years Ended December 31,

	2005		2004

	NY	CA	NY	CA

Total revenues from fee-based management services	$27,002,594	$9,492,513	$25,662,420	$1,993,306

      Revenues from Reinsurance. Net reinsurance premiums increased 64%, or $3,252,189, to $8,362,072 for the year ended December 31, 2005 from $5,109,883 for the year ended December 31, 2004. This increase was attributable to the increase in the number of the self-insured groups that we manage for which Twin Bridges reinsures a portion of the excess coverage these groups obtain. During the year ended December 31, 2005, Twin Bridges reinsured a portion of the excess coverage obtained by 13 of the 14 groups that we managed at that time. During the year ended December 31, 2004, Twin Bridges reinsured a portion of the excess coverage obtained by only 9 of the 12 groups we then managed. As reinsurance policies were renewed during the second half of 2004 and into 2005, groups that we managed which previously had obtained excess coverage from other insurers began to obtain their excess coverage from NY Marine & General. In turn, NY Marine & General ceded a portion of this coverage to Twin Bridges. Geographically, 64% of the growth in net reinsurance premiums in 2005 was attributable to the groups we manage in California. The table below provides information about our revenues from our reinsurance segment attributable to the groups we manage in New York and California:

	Years Ended December 31,

	2005		2004

	NY	CA	NY	CA

Total net reinsurance premiums	$5,617,799	$2,744,273	$4,458,183	$651,700

      Investment Income. Investment income for the year ended December 31, 2005 increased to $209,921 from $54,477 for the year ended December 31, 2004. This increase was due to an increased level of investments held by our reinsurance segment.
      Total Expenses. Total expenses increased 40%, or $10,715,455, to $37,729,711 for the year ended December 31, 2005 from $27,014,256 for the year ended December 31, 2004. Of the total expenses for the year ended December 31, 2005, $30,966,441, or 82%, was attributable to our fee-based management services segment, $6,452,381, or 17%, was attributable to our reinsurance segment and $310,889, or 1%, was attributable to our corporate and other segment.
      Losses and loss adjustment expenses. Losses and loss adjustment expenses increased 42%, or $1,055,661, to $3,583,744 for the year ended December 31, 2005 from $2,528,083 for the year ended December 31, 2004. This increase was much less than the 64% increase in net reinsurance premiums during the same period because of the refinement of estimated loss reserves. For the years ended December 31, 2005 and 2004, we estimated losses and loss adjustment expenses to be 43% and 49% of net reinsurance premiums, respectively. These loss reserve estimates are reviewed regularly pursuant to an actuarial analysis and are adjusted as experience develops or new information becomes known; such adjustments are included in income in the period in which they are made. No reserve development was recorded in 2005 or 2004.
      Fees paid to general agents and brokers. Fees paid to general agents and brokers increased 21%, or $1,982,678, to $11,490,224 for the year ended December 31, 2005 from $9,507,546 for the year ended December 31, 2004. Of this increase, 91%, or $1,804,482, is attributable to the growth of our California groups and 9%, or $178,196, is attributable to our groups in New York.
      Policy Acquisition Costs. Policy acquisition costs increased 64%, or $961,721, to $2,472,786 for the year ended December 31, 2005 from $1,511,065 for the year ended December 31, 2004. These costs are a fixed percentage (approximately 29%) of our assumed reinsurance premiums and grew in proportion to the 64% increase in net reinsurance premiums discussed above.
      Selling, general and administrative expenses. Selling, general and administrative expenses increased 49%, or $6,635,426, for the year ended December 31, 2005 to $20,076,235 from $13,440,809 for the year ended December 31, 2004. Of this increase, $3,105,460, or 47%, is attributable to increased payrolls and related employee expenses for our fee-based management services segment. The total number of employees in our fee-based management services segment increased from 133 as of December 31, 2004 to 167 as of December 31, 2005. During this period, we added 16 employees in New York for CRM, 10 employees in California for CRM CA and 8 employees in New York for Eimar. Approximately $2,974,443, or 45%, of the increase in selling, general and administrative expenses for the year ended December 31, 2005 is attributable to increases in other components of selling, general and administrative expenses, including professional fees, advertising and marketing expenses, claims review expenses, office administration, dues and fees, and occupancy costs. These expenses rose significantly as we expanded in California. The majority of our non-direct operating expenses are included in our fee-based management services segment because our reinsurance segment to date has been small relative to our fee-based management services segment. Office and administrative expenses of our reinsurance segment amounted to $395,851 for the year ended December 31, 2005, compared to $206,238 for the year ended December 31, 2004. We contract with Quest Management Services Limited, an independent management firm based in Bermuda, to perform general and administrative functions for Twin Bridges.
      Provision for Income Taxes. Provision for income taxes of $62,800 for the year ended December 31, 2005 represented the income tax on taxable income of CRM, CRM CA and Eimar only for the period from December 27, 2005 to December 31, 2005. Prior to this period, CRM, CRM CA and Eimar were limited liability companies whose former owners were taxed on their proportionate share of the limited liability companies’ taxable income. Both CRM Holdings and Twin Bridges are domiciled in Bermuda and are not subject to U.S. income taxation.
      Net Income. Net income increased 25%, or $1,468,759, to $7,274,589 for the year ended December 31, 2005 from $5,805,830 for the year ended December 31, 2004. Net income as a percentage of revenues was 16% for the year ended December 31, 2005 compared to 18% for the year ended December 31, 2004.
      Income before taxes from Fee-based Management Services. Income before taxes from our fee-based management services segment for the year ended December 31, 2005 increased 13%, or $640,653, to $5,560,316, or 15% of our fee-based management services revenues for the year then ended, from $4,919,663, or 18% of our fee-based management services revenues, for the year ended December 31, 2004.
      Income before taxes from Reinsurance. Income before taxes from our reinsurance segment for the year ended December 31, 2005 increased 134%, or $1,189,099, to $2,075,266, or 24% of our reinsurance segment revenues for the year then ended, from $886,167, or 17% of our reinsurance segment revenues, for the year ended December 31, 2004.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003
      Total Revenues. Total revenues increased 56%, or $11,730,002, to $32,820,086 for the year ended December 31, 2004 from $21,090,084 for the year ended December 31, 2003. Of this increase, 58% was attributable to growth in our fee-based management services segment, particularly in California, and 42% of this increase was attributable to the increase in our reinsurance segment. Of the revenues from our fee-based management services segment for the year ended December 31, 2004, 93% and 7% were attributable to revenues in New York and in California, respectively, compared to nearly 100% and less than 1%, respectively, of these revenues for the year ended December 31, 2003. Of the revenues from our reinsurance segment for the year ended December 31, 2004, 87% and 13% were attributable to our groups in New York and in California, respectively, compared to 100% and 0%, respectively, of these revenues for the year ended December 31, 2003.
      Revenues from Fee-based Management Services. Revenues from fee-based management services for the year ended December 31, 2004 increased 33%, or $6,834,598, to $27,655,726 from $20,821,128 for the year ended December 31, 2003. Approximately 64% of this growth was attributable to our self-insured groups in the following industries: healthcare, contracting, transportation and auto dealerships. Geographically, revenues from groups in New York grew 24%, or $4,914,988, to $25,662,420 for the year ended December 31, 2004 from $20,747,432 for the year ended December 31, 2003, while revenues from groups in California grew by $1,919,611 to $1,993,307 for the year ended December 31, 2004 from $73,696 for the year ended December 31, 2003 primarily because we formed three new groups in California. We commenced operations in California in October 2003 and recorded only minimal revenues in California for that year.
      The table below provides information about our revenues from fee-based management services to each of the groups we manage in New York and California:

	Years Ended December 31,

	2004		2003

	NY	CA	NY	CA

Total revenues from fee-based management services	$25,662,420	$1,993,306	$20,747,432	$73,696

      Revenues from Reinsurance. Our reinsurance segment commenced operations in December 2003 and we recorded minimal revenue for that year. Net reinsurance premiums increased to $5,109,883 for the year ended December 31, 2004 from $253,167 for the year ended December 31, 2003. As reinsurance policies were renewed during December 2003 and into 2004, five of the New York groups that we manage which previously had obtained excess coverage from other insurers began to obtain their excess coverage from NY Marine & General. We also formed two groups in California which purchased their excess coverage from NY Marine & General. In turn, Twin Bridges reinsured a 50% portion of these excess coverages. The table below provides information about our net reinsurance premiums attributable to the groups we manage in New York and California:

	Years Ended December 31,

	2004		2003

	NY	CA	NY	CA

Total net reinsurance premiums	$4,458,183	$651,700	$253,167	—

      Investment Income. Investment income increased to $54,477 for the year ended December 31, 2004 from $15,789 for the year ended December 31, 2003 as a result of an increased level of investments held by our reinsurance segment.
      Total Expenses. Total expenses increased 56%, or $9,655,238, to $27,014,256 for the year ended December 31, 2004 from $17,359,018 for the year ended December 31, 2003. Of the total expenses for the year ended December 31, 2004, 84%, or $22,768,870, was attributable to our fee-based management services segment and 16%, or $4,245,386, was attributable to our reinsurance segment.

      Losses and loss adjustment expenses. Losses and loss adjustment expenses increased to $2,528,083 for the year ended December 31, 2004 from $167,917 for the comparable period in 2003 and grew as our reinsurance segment grew. Management estimated losses and loss adjustment expenses for the year ended December 31, 2004 to be 49% of net reinsurance premiums.
      Fees paid to general agents and brokers. Fees paid to general agents and brokers increased 21%, or $1,677,861, to $9,507,546 for the year ended December 31, 2004 from $7,829,685 for the year ended December 31, 2003. The increase was attributable to our managed groups in New York and was consistent with the 24% increase in fee-based management services revenues from these groups.
      Policy Acquisition Costs. Policy acquisition costs increased to $1,511,065 for the year ended December 31, 2004 from $74,865 for the comparable period in 2003. These costs are a fixed percentage (approximately 29%) of our assumed reinsurance premiums and grew in proportion to the increase in net reinsurance premiums discussed above.
      Selling, general and administrative expenses. Selling, general and administrative expenses increased 45%, or $4,200,247, to $13,440,809 for the year ended December 31, 2004 from $9,240,562 for the year ended December 31, 2003. Approximately $2,266,131, or 54%, of this increase was attributable to increased payrolls and related employee expenses for our fee-based management services segment. The total number of employees in our fee-based management services segment increased from 80 at January 1, 2003 to 110 at January 1, 2004 and to 133 at December 31, 2004. During 2004, we added 9 employees in New York for CRM, 4 employees in California for CRM CA and 10 employees in New York for Eimar. Approximately $1,934,116, or 46%, of the increase in selling, general and administrative expenses for the year ended December 31, 2004 is attributable to increases in other components of selling, general and administrative expenses, predominately advertising, marketing, claims review expenses and occupancy costs. During 2004 we began implementing a new marketing campaign. Also, claims review expenses relating to our medical bill review and case management services grew significantly as the corresponding fee-based revenues from these services grew. Occupancy costs grew as we opened offices in California and leased additional space in New York. All non-direct operating expenses are included in our fee-based management services segment because our reinsurance segment to date has been small relative to our fee-based services segment and our reinsurance segment has no direct employees. Direct selling, general and administrative expenses of our reinsurance segment amounted to $206,238 for the year ended December 31, 2004 compared with $61,749 for the year ended December 31, 2003. We contract with Quest Management Services Limited, an independent management firm based in Bermuda, to perform general and administrative functions for Twin Bridges.
      Provision for Income Taxes. Our provisions for income taxes for the years ended 2004 and 2003 were both zero. Prior to the restructuring, CRM, CRM CA and Eimar were limited liability companies whose owners were taxed on their proportionate share of those companies’ taxable income. Both CRM Holdings and Twin Bridges are domiciled in Bermuda and are not subject to U.S. income taxation.
      Net Income. Net income increased 56%, or $2,074,764, to $5,805,830 for the year ended December 31, 2004 from $3,731,066 in the year ended December 31, 2003. Net income was 18% of total revenues in both periods.
      Income before taxes from Fee-based Management Services. Income before taxes from our fee-based management services segment for the year ended December 31, 2004 increased 30%, or $1,137,321, to $4,919,663, or 18% of our fee-based management services revenues for that year, from $3,782,342, or 18% of our fee-based management services revenues, for the year ended December 31, 2003.
      Income before taxes from Reinsurance. Income before taxes from our reinsurance segment for the year ended December 31, 2004 increased to $886,167, or 17% of our reinsurance segment revenues for the year then ended, from a net loss of $51,276, or (20%) of our reinsurance segment revenues, for the year ended December 31, 2003. Our reinsurance business commenced in December, 2003.

Liquidity and Capital Resources
      We are organized as a Bermuda exempted holding company, and as such, have no direct operations. Our assets consist of investments in our subsidiaries through which we conduct substantially all of our management and other services for the self-insured groups that we manage and our reinsurance operations. We have subsidiary operations in Bermuda and the United States. Funds to meet any obligations we may have will come primarily from dividends, interest and other statutorily permissible payments from our subsidiaries. The ability of our subsidiaries to make these payments will be limited by the applicable laws and regulations of the jurisdictions in which the subsidiaries operate. In addition, we are subject to a U.S. federal withholding tax of 30% on any dividends paid to us from our U.S. subsidiaries. Accordingly, we do not expect to receive dividends from our U.S. subsidiaries for the foreseeable future. In addition, Bermuda law and regulations will restrict the payment of dividends from retained earnings, or distributions out of contributed surplus, by Twin Bridges unless certain regulatory requirements are met. Pursuant to our revised reinsurance agreement with NY Marine & General, Twin Bridges is restricted from distributing more than ten percent of its retained earnings by way of dividends, inter-company transfers or related party loans since the date of its last audited financial statements. See “Risk Factors — Risks Generally Applicable to our Business — Our holding company structure and certain regulatory, tax and other constraints affect our ability to pay dividends, make other payments and redeploy capital among our subsidiaries.”

Cash Flows
      Net cash provided by operating activities amounted to $7,372,976 for the nine months ended September 30, 2006, compared to net cash provided by operating activities of $8,105,210 for the nine months ended September 30, 2005. For the nine months ended September 30, 2006, major components of cash provided by operating activities were net income of $10,088,992, increases in unearned reinsurance premiums of $7,474,921 and reserves for losses and loss adjustment expenses of $4,494,511, somewhat offset by the increases in premiums receivable of $10,433,204, deferred policy acquisition costs of $2,264,074, amortization of discounts on fixed-maturity securities of $1,520,594 and accounts receivable of $1,273,085. The major components of cash provided by operating activities for the nine months ended September 30, 2005, were net income of $5,318,834, increases in restricted cash and cash equivalents of $2,794,972, reserves for losses and loss adjustment expenses of $2,269,387 and other accrued expenses of $1,901,948, somewhat offset by increases in accounts receivable of $2,587,454, unearned reinsurance premiums of $1,673,525 and deferred initial public offering costs of $1,334,027.
      Net cash provided by operating activities amounted to $11,624,938 for the year ended December 31, 2005, compared to $5,267,153 for the year ended December 31, 2004. For the year ended December 31, 2005, major components of cash provided by operating activities were net income of $7,274,589, the decreases in restricted cash and cash equivalents of $3,506,011 and premiums receivable of $1,109,684, and the increases in reserves for losses and loss adjustment expenses of $3,583,744, and other accrued expenses of $2,181,704 offset by the increases in accounts receivable of $2,025,727, and decreases in unearned reinsurance premiums of $3,286,039 and unearned commission income of $1,402,609.
      Net cash provided by operating activities was $5,267,153 for the year ended December 31, 2004 and $3,006,623 for the year ended December 31, 2003. Major components of cash provided by operating activities for the year ended December 31, 2004 were net income of $5,805,830, the increase in unearned reinsurance premiums of $1,995,116 and the increase in reserves for losses and loss adjustment expenses of $2,528,083 offset by the increase of $3,390,738 in restricted cash and cash equivalents. Major components of cash provided by operating activities for the year ended December 31, 2003 were net income of $3,731,066 and the increase in reserves for losses and loss adjustment expenses of $167,917 offset by the increase of $1,000,000 in restricted cash and cash equivalents.
      Net cash used in investing activities amounted to $63,630,962 for the nine months ended September 30, 2006 as compared to $5,733,377 for the nine months ended September 30, 2005. For the nine months ended September 30, 2006, investing activities were primarily purchases of fixed-maturity securities of $171,214,497, somewhat offset by sales and maturities of fixed maturity securities of $107,642,523. For the three months ended September 30, 2005, investment activities were primarily purchases of fixed-maturity securities of $5,553,211.
      Net cash used in investing activities amounted to $8,382,051 for the year ended December 31, 2005 as compared to $569,177 for the year ended December 31, 2004 and $275,109 for the year ended December 31, 2003. For the year ended December 31, 2005, investing activities were primarily purchases of fixed maturity securities of $10,610,522, somewhat offset by sales and maturities of fixed maturity securities of $2,493,749. For the year ended December 31, 2004, capital expenditures totaled $310,238 and net advances of loans receivable totaled $258,939. In 2003, capital expenditures totaled $175,442 and net advances of loans receivable totaled $99,667.
      Net cash used by financing activities for the nine months ended September 30, 2006 totaled $2,448,543 as compared to $3,321,829 for the nine months ended September 30, 2005. The major component of cash used by financing activities for the nine months ended September 30, 2006 was the payment of accrued initial public offering costs of $2,410,961. Cash used in financing activities for the nine months ended September 30, 2005 consisted of distributions to the former owners of $6,760,927 somewhat offset by borrowing under credit facilities of $3,439,098.
      Net cash provided by financing activities for the year ended December 31, 2005 totaled $63,095,832 as compared to net cash used by financing activities of $3,880,590 for the year ended December 31, 2004 and $6,608,892 for the year ended December 31, 2003. Major components of cash provided by financing activities for the year ended December 31, 2005 were net proceeds from the issuance of common stock of $68,703,769 offset by distributions to the former owners of CRM and Eimar of $7,943,103. Major components of cash used in financing activities for the year ended December 31, 2004 were distributions to the former owners of CRM and Eimar of $3,753,866 and reductions of net borrowings under credit facilities of $126,724. In 2003, Twin Bridges was capitalized with proceeds of capital stock of $120,000 and additional paid-in capital of $880,000. This additional paid-in capital was offset by repayment of net borrowings under credit facilities of $819,786 and distributions to the former owners of CRM and Eimar of $6,789,106.

Liquidity and Capital Requirements
      Our ongoing cash requirements are expected to be the expenses to develop and implement our business strategy, as well as capital expenditures, losses and loss adjustment expenses, fees paid to general agents and brokers, the servicing of future borrowing arrangements, taxes and other operating expenses. In addition, we are required to increase the amount of security we provide to NY Marine & General as we increased the amount of excess coverage we reinsure. This security may be in the form of letters of credit or a pledge of cash and investments. The potential for a large claim under one of our reinsurance contracts means that we may need to make substantial and unpredictable payments within relatively short periods of time. While our board of directors currently does not intend to declare dividends or make any other distributions to the shareholders of CRM Holdings, our cash requirements will also include the payment of any future dividends to our shareholders if and when our board of directors determines to change our dividend policy.
      We recently acquired all of the outstanding shares of Embarcadero for a cash purchase price of $46.3 million. We also contributed $5 million of capital to Majestic subsequent to the closing. All amounts were paid in cash. We partially financed the acquisition through the issuance of $36.1 million in junior subordinated debentures to a newly formed Delaware statutory trust subsidiary in connection with the issuance of $35 million of trust preferred securities. The junior subordinated debentures have a 30 year term and are callable after 5 years at our option at par plus accrued interest. The interest rate on the junior subordinated debentures is fixed until December 15, 2011 at 8.65%. Thereafter, the interest rate is three month LIBOR plus 3.65%. We sold investments and used cash balances on hand of approximately $17 million to complete the cash requirements for the Embarcadero acquisition.
      We have executed a lease for approximately 26,400 rentable square feet with parking space located in Poughkeepsie, New York for a building that is currently under construction. The term of the lease will commence in the fourth quarter of 2007 or such later date on which the construction is substantially complete and the building is available for occupancy. The lease term is fifteen years with options to renew for two additional five year terms. Annual lease payments are $924,000 in the first five years, $1,016,400 in years five through ten, $1,118,040 in years ten through fifteen, $1,257,696 in the first renewal term and $1,415,040 in the second. The lease also provides for an option to purchase the building. The option is exercisable 120 days prior to the anticipated occupancy of the building under the lease. The option price is approximately $3,500,000 plus all documented out-of-pocket construction costs after May 1, 2005. If we fail to exercise this initial option, we have an additional option to purchase the building during the first two years of our lease for the fair market value of the property, which will not be less than $3,500,000 plus the costs incurred by the landlord in developing and constructing the building. If we do exercise the option, we intend to finance the acquisition of the property with proceeds from a commercial mortgage.
      We have begun the process of identifying and developing an enterprise-wide policy processing and management software system. This project is expected to require up to two years to complete and we expect that the project will entail a significant capital expenditure. Other than this project and the possible exercise of the option to purchase the property in Poughkeepsie, capital expenditures for the next 12 months are expected to approximate $750,000 for furniture and equipment.

Sources of Cash
      We expect our future sources of funds will consist of fees and commissions earned from our fee-based management services business, premiums written in connection with our reinsurance business, investment income and proceeds from sales and redemptions of investment assets. CRM amended an existing revolving credit facility with KeyBank under which CRM is entitled to borrow up to $5,000,000 until June 30, 2007. This amendment renews our prior $5,000,000 credit facility that expired June 30, 2006. Borrowings under the facility may be used for general business purposes and are due on demand. Interest on the loans outstanding under the facility is payable monthly at a rate per annum equal to KeyBank’s prime rate. All of CRM’s obligations under the facility are secured by a lien on substantially all of CRM’s assets and are guaranteed by CRM CA, Eimar and Agency Captive. The facility limits CRM’s ability to purchase or sell assets otherwise than in the ordinary course of business, prohibits CRM from permitting any liens on its assets, subject to customary exceptions, prohibits CRM from incurring debt for borrowed money, including leases, except for trade debt incurred in the normal course of business and indebtedness or leases for term loans, leases, vehicles or equipment of up to $400,000, limits mergers and consolidations of CRM and prohibits investments and loans by CRM. As of September 30, 2006, there is no balance outstanding under the credit facility.
      We believe that our cash from operations and, if needed, borrowings under our credit facility will be sufficient to meet our working capital and other operating requirements.

Adequacy of Capital
      In Bermuda and the United States, insurers and reinsurers are required to maintain certain minimum levels of capital and risk-based capital, the calculation of which includes numerous factors specified by the respective insurance regulatory authorities and the related insurance regulations.
      While insurance regulations differ by location, each jurisdiction requires that minimum levels of capital be maintained in order to write new insurance business. Factors that affect capital requirements generally include premium volume, the extent and nature of loss and loss expense reserves, the type and form of insurance and reinsurance business underwritten and the availability of reinsurance protection on terms that are acceptable to us.
      We used $47,000,000 of our net proceeds from the initial public offering to provide additional surplus to Twin Bridges.
      We may need to raise additional funds to expand our business and manage our growth. The amount and timing of these capital requirements will depend on many factors. At this time, we are not able to quantify the amount of additional capital we will require in the future or predict the timing of our future capital needs. If we cannot maintain or obtain adequate capital to manage our business strategy and expected growth targets, our business, results of operations and financial condition may be adversely affected.

Posting of Security by Twin Bridges
      Under a current agreement with NY Marine & General, Twin Bridges is required to post security for any unpaid liabilities under the contract. Twin Bridges amended its existing letter of credit facility (the “Amended Unsecured Letter of Credit Facility”) with KeyBank on June 30, 2006. Under the Amended Unsecured Letter of Credit Facility, Twin Bridges is entitled to draw letters of credit of up to $7,000,000. Twin Bridges pays a fee of 1.5% of the principal amount of each letter of credit issued. The Amended Unsecured Letter of Credit Facility has an expiration date of June 30, 2007 and replaces the $6,500,000 credit facility that expired June 30, 2006. The Amended Unsecured Letter of Credit Facility contains covenants similar to the covenants in CRM’s revolving credit facility with KeyBank described above under “Sources of Cash”. The borrowings outstanding under it have been guaranteed by CRM, CRM CA, Eimar and Agency Captive.
      In addition, Twin Bridges amended its second letter of credit loan facility (the “Amended Secured Letter of Credit Facility”) with KeyBank on June 30, 2006. Under the Amended Secured Letter of Credit Facility, Twin Bridges is entitled to draw letters of credit in the principal amount of up to $9,000,000. The Amended Secured Letter of Credit Facility expires on June 30, 2007 and replaces the existing $7,500,000 credit facility that expired on June 30, 2006. The amendment also reduces the fee that Twin Bridges pays from 0.75% to 0.35% of the principal amount of each letter of credit issued. Any letter of credit issued under the Amended Secured Letter of Credit Facility is secured by investments, cash and cash equivalents held in a carrying value in equal amount. Twin Bridges also has arrangements with KeyBank and Smith Barney Citigroup pursuant to which Twin Bridges may obtain cash collateralized letters of credit.
      At September 30, 2006, letters of credit in the principal amount of $6,505,494 were outstanding under the Unsecured Letter of Credit Facility and letters of credit in the amount of $11,676,263 were outstanding under the Secured Letter of Credit Facility and an informal arrangement with Smith Barney Citigroup. Until October 2005, the Unsecured Letter of Credit Facility and the Secured Letter of Credit Facility were guaranteed personally by the former owners of Twin Bridges.
Contractual Obligations
      The following table summarizes information about our contractual obligations as of December 31, 2005.

Payment due by Period

		Less than			More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years

Contractual Obligations
Long-Term Debt Obligations	—	—	—	—	—
Capital Lease Obligations	—	—	—	—	—
Operating Lease Obligations	$15,864,000	$436,000	$1,830,000	$1,848,000	$11,750,000
Purchase Obligations	—	—	—	—	—
Other Long-Term Liabilities
Reflected on our Balance Sheet under GAAP	—	—	—	—	—

Total	$15,864,000	$436,000	$1,830,000	$1,840,000	$11,750,000

Off-Balance Sheet Transactions
      We have no off-balance sheet arrangements or transactions with unconsolidated, special purpose entities.
Quantitative and Qualitative Disclosures about Market Risk
      Market risk can be described as the risk of change in fair value of a financial instrument due to changes in interest rates, creditworthiness, foreign exchange rates or other factors. We will seek to mitigate that risk by a number of actions, as described below.

Disclosure About Market and Credit Risk
      Our exposure to market risk is confined to our fixed income investments and cash and cash equivalents. We currently invest in highly-rated financial instruments, primarily United States treasury bills and agency securities, and money market funds and maintain effective portfolio duration of less than four months. We do not currently hedge interest rate exposure. Due to the short-term nature of our investments, we do not believe that we have any material exposure to interest rate risk arising from our investments.
      As we broaden our array of invested assets, we expect our portfolio will primarily include fixed income securities and short-term investments, which will be subject to credit risk. This risk is defined as default or the potential loss in market value resulting from adverse changes in the borrower’s ability to repay the debt. Our risk management strategy and investment policy is to earn competitive relative returns while investing in a diversified portfolio of securities of high credit quality issuers, and to limit the amount of credit exposure to any one issuer.
Effects of Inflation
      We do not believe that inflation has had a material affect on our consolidated results of operations. The effects of inflation could cause the severity of claims to increase in the future. Our estimates for losses and loss adjustment expenses include assumptions, including those relating to inflation, about future payments for settlement of claims and claims handling expenses. To the extent inflation causes these costs to increase above our estimated reserves that are established for these claims, we will be required to increase reserves for losses and loss adjustment expenses with a corresponding reduction in our earnings in the period in which the deficiency is identified. The actual effects of inflation on our results cannot be accurately determined until claims are ultimately settled.

BUSINESS
      While we intend to operate our business as described in this prospectus, we are a company with a new structure and limited operating history for significant portions of our business. Our experience and changes in market conditions and other factors outside our control may require us to alter our methods of conducting our business.
Overview
      We are a leading provider of workers’ compensation insurance products for employers in New York, California and Texas which, prior to our November 2006 acquisition of Embarcadero, was focused on the management of self-insured groups but now also includes providing traditional workers’ compensation coverage primarily to businesses located in California. Our business consists of three primary segments: (1) fee-based management services, (2) excess workers’ compensation reinsurance, and (3) primary workers’ compensation insurance.
      We have been in the business of forming and managing self-insured groups since CRM’s inception in 1999. A self-insured group is an association of employers which provides workers’ compensation insurance to its members. Statutory workers’ compensation insurance provides coverage for employees’ medical expenses and lost wages arising from work-related injuries and coverage for employers’ liability to injured employees and others arising from the circumstances that resulted in injury. Each member of a group is jointly and severally liable for the liabilities incurred by the group during the period of the member’s participation, even if the member subsequently leaves the group.
      Each group we manage is composed of employers in the same industry, all of which are located in a single state. The premiums paid by the members of the groups we manage provide funding for claims and loss adjustment expenses and the general expenses of the groups. As of January 1, 2007 we will manage 14 self-insured groups in 12 industries. Eight of these groups are in New York, five are in California, and our newest group, which was formed on December 1, 2006, is in Texas. The groups we have formed are concentrated in industries that we believe have favorable risk profiles, and we regularly screen and monitor the members of each group we manage. In New York, the groups cover the following industries: healthcare, contracting, transportation, wholesale and retail, manufacturing, public entities, real estate and cemetery management. In California, the groups cover the healthcare, contracting, new vehicle franchise auto dealerships, plastic manufacturing, banking and winery industries. In Texas, our new group covers the publishing and printing industry.
      We provide the groups with a comprehensive range of services, including: assistance in their formation, underwriting, risk assessment, safety and loss control services, medical bill review and case management, general management and recordkeeping, regulatory compliance, and, in New York only, claims management services. We also act as a broker by placing excess coverage insurance and any required surety bonds for the groups.
      Our fee-based management services business has increased substantially since its inception in New York in 1999 and in California in 2003. Our management fees and commission income grew from $74,000 and $20.7 million in 2003 in California and New York respectively, to $9.4 million and $27.0 million in 2005. We believe that our California fee-based management services business will continue to grow both through an increase in membership in our existing groups and through an increase in the number of groups we manage. Although we have formed groups in New York for all industries that we currently desire to target, we believe growth in our New York fee-based management services business will occur as a result of increases in the number of members in our existing groups.
      Our management fees are based on either a percentage of the premiums our groups charge their members or workers’ compensation rates set by the New York Workers’ Compensation Board and are recognized as income over the year for which such premiums are fixed. Increases and decreases in the aggregate annualized premiums are an indication of the increase or decrease in the amount of management fees we expect to earn in the future as our unearned management fees are recognized as income. The aggregate annualized premiums paid by their members to the groups we manage in California were $72.3 million, $74.9 million and $24.1 million for the nine months ended September 30, 2006 and the years ended December 31, 2005 and 2004, respectively. The aggregate annualized premiums attributable to the groups we manage in New York were $121.0 million, $114.0 million and $110.0 million for the nine months ended September 30, 2006 and the years ended December 31, 2005 and 2004, respectively. Following three years of relatively stable rates, the New York Workers’ Compensation Board passed a rate increase in July 2005 averaging five percent across all industry groups that became effective in October 2005. Since this increase, rates in New York have remained stable.
      Our fee-based management services segment accounted for approximately 61% of our total revenues and approximately 34% of our income before taxes for the nine months ended September 30, 2006 and approximately 81% of our total revenues and approximately 76% of our income before taxes for the year ended December 31, 2005.
      In addition to providing these groups with a comprehensive range of services, we underwrite all of the risks in each group and, since December 2003, leverage this underwriting knowledge by providing reinsurance for a substantial portion of the excess coverage insurance through our subsidiary, Twin Bridges, a Bermuda-based reinsurance company. The self-insured groups are required to purchase excess workers’ compensation coverage to cover claims that exceed a threshold established by state law or regulation or by administrative determination. Upon the renewal of our groups’ excess coverage policies during 2007, we expect to reinsure a substantial portion of this excess coverage for 12 of our 14 groups. Since Twin Bridges began writing this excess coverage in December 2003, only five claims have been reported and there have been no paid losses. We also act as a broker and place this excess insurance coverage and any required surety bonds for the groups.
      Pursuant to our reinsurance agreement with NY Marine & General, we reinsure 70% of the excess coverage provided to our groups by NY Marine & General in exchange for 70% of the premiums paid to NY Marine & General by our groups. NY Marine & General offers full statutory excess coverage for losses and loss adjustment expenses in excess of the $500,000 per occurrence liability typically retained by the groups, subject to the purchase of reinsurance from other insurers for losses and loss adjustment expenses above certain thresholds. See “Risk Factors — Risks Related to Our Reinsurance and Insurance Businesses — We depend on our reinsurance business for a substantial portion of our revenues and profits and we could be adversely affected if we are not able to maintain or increase this business.” Twin Bridges issued a provisional notice of cancellation of our current reinsurance agreement to NY Marine & General in accordance with the notification provisions of the agreement. NY Marine & General, in turn, issued provisional notice of cancellation to Twin Bridges. Under the provisional notice, if our current reinsurance agreement is not extended by the mutual agreement of Twin Bridges and NY Marine & General, it will automatically terminate on December 31, 2006. Our current intention is to not renew our current reinsurance agreement with NY Marine & General. Instead, we plan to use Majestic in the capacity of an admitted reinsurance carrier in New York and California, and we expect that Twin Bridges will increase its portion of the excess coverage for our groups that is placed with Majestic from 70% to 90%.
      Our reinsurance segment accounted for approximately 37% of our total revenues and approximately 75% of our income before taxes for the nine months ended September 30, 2006 and approximately 19% of our total revenues and approximately 28% of our income before taxes for the year ended December 31, 2005.
      On November 14, 2006 we acquired all of the outstanding shares of Embarcadero, for a cash purchase price of $46.3 million. Our subsidiary, CRM USA Holdings, issued $36.1 million in junior subordinated debentures to a newly formed Delaware statutory trust subsidiary in connection with the issuance of $35 million of trust preferred securities used to partially finance our acquisition of Embarcadero. The balance of the purchase price for Embarcadero was financed through the sale of investments and the use of cash balances on hand of approximately $17 million. For the nine months ended September 30, 2006, Embarcadero reported revenues of $55.2 million and net income of $5.5 million. For the years ended December 31, 2005 and 2004, Embarcadero reported revenues of $77.0 million and $75.8 million and net income of $5.2 million and $4.4 million, respectively.

      Through its wholly owned subsidiary, Majestic, a U.S. admitted insurance company organized and domiciled in California, Embarcadero provides workers’ compensation insurance through independent insurance brokers and agents primarily to medium and large size businesses located in California. Majestic is also licensed as an insurance company in 15 other states, including New York, with active operations in Alaska, Arizona, Nevada, Oregon and Washington. On December 18, 2006, Majestic became licensed as an insurance company in New York. In addition, Majestic has also historically provided workers’ compensation insurance under the U.S. Longshore and Harbor Workers’ Compensation Act , or the “USL&H Act”. We believe that Majestic’s experience in underwriting complex risks allows it to target potential accounts with attractive premiums relative to exposure, good employee relations and effective risk management policies.
      On November 16, 2006, A.M. Best upgraded Majestic from “B++” (Very Good) to “A-” (Excellent) based on a $5 million capital contribution made by CRM USA Holdings and the financial strength of its new parent. This upgrade should provide Majestic the ability to bid on business that had previously been unavailable to it due to minimum rating requirements by some employers and brokers.
      We believe that the addition of Majestic and its network of brokers will provide us with additional opportunities in the workers’ compensation market through enabling our existing networks of brokers to provide either a self-insured product through one of our existing groups or a traditional workers’ compensation policy from us. Moreover, we believe that we will be able to expand the membership of our existing groups through Majestic’s network of brokers, as they will now have the opportunity to offer self-insurance through our groups. Our broker network increased from nearly 300 to more than 400 brokers with the acquisition of Majestic.
      Effective as of December 28, 2006, Martin D. Rakoff resigned as our Co-Chief Executive Officer and Deputy Chairman of our board of directors, and his employment agreement was terminated. See “Certain Relationships and Related Transactions — Other Agreements”.
The Workers’ Compensation Group Self-Insurance Market
      The workers’ compensation insurance market has historically fluctuated with periods of low premium rates and excess underwriting capacity resulting from increased competition, followed by periods of high premium rates and shortages of underwriting capacity resulting from decreased competition. We believe that these conditions, along with poor customer service and substandard loss control and claims management, have motivated businesses to self-insure against workers’ compensation claims. Large companies generally have the financial strength to meet the significant statutory requirements to self-insure, or to create their own captive insurance companies to insure, these claims. Small and mid-sized companies generally lack the financial and administrative resources to do this, and in recent years have resorted to pooling their resources through the formation of self-insured groups as a means to obtain workers’ compensation insurance at acceptable rates and terms. CRM was formed in response to this relatively new market demand for managers of self-insured groups.
      California has undergone a period of rapid growth in the formation of new self-insured groups. From 1999 until 2006, average workers’ compensation rates increased by nearly 50% after taking into account significant average rate decreases during the last two years. As a result of this overall increase, approximately 26 private self-insured groups have been formed in California since 2001 when California first authorized the formation of private self-insured groups. California Bill 899 was passed in April 2004 with the goal of reducing over time the medical and indemnity benefits paid to injured workers. This legislation has allowed insurers to reduce rates. During the second quarter of 2006, the Insurance Commission of the State of California approved an overall 16% rate decrease for policies written subsequent to June 30, 2006. Despite the effects of this and previous rate decreases over the past two years, we believe that California workers’ compensation insurance rates remain actuarially sufficient to cover the claims and expenses of the self-insured groups.
      In contrast to the California market, self-insured groups have existed in New York since the mid-1990s and the market is substantially more mature, with approximately 59 groups in existence. New York is in the process of reevaluating its regulations relating to the formation of new groups. This has led to a temporary moratorium on the formation of new groups. This moratorium should not affect our ability to grow in

New York as we have formed groups in all industry classes that we currently desire to target. We believe growth in our New York business will occur as a result of increases in the number of members in our existing groups and recently approved increases in the rates set by the New York Workers’ Compensation Board. Following six years of relatively stable rates, the New York Workers’ Compensation Board passed a rate increase in July 2005 averaging 5% across all industry groups. This increase became effective in October 2005, and the rates set by the New York Workers’ Compensation Board across the industries in which we have formed self-insured groups increased by approximately 8% on average commencing in 2006.
The California Workers’ Compensation Insurance Market
      The California workers’ compensation market has been characterized by strong fluctuations during the last decade. High competition among insurers during the 1990’s led to significant rate reductions which in turned resulted in multiple insolvencies of insurance companies focused on the California workers’ compensation market and forced a large number of insurers to withdraw from the market completely. California also increased the benefits payable to injured workers in January 2003. In response to this negative market environment, California regulators issued a number of decisions increasing the advisory pure premium rates and the California legislature enacted a series of reforms of the California workers’ compensation law which had a net effect of reducing insurer loss costs. For example in California, workers’ compensation legislation intended to reduce certain costs was enacted in September 2003 and April 2004. Among other things, this legislation established an independent medical review process for resolving medical disputes, tightened standards for determining impairment ratings by applying specific medical treatment guidelines, capped temporary total disability payments to 104 weeks from first payment and enabled injured workers to access immediate medical care up to $10,000 but required them to get medical care through a network of doctors chosen by the employer. As a result, many insurers in California have reported significantly lower losses and loss adjustment expenses as a result of reforms and pro-active fraud prevention and loss mitigation programs. Consequently, premium rates in California have fallen over the last three years. For example, on November 2, 2006, the California Insurance Commissioner recommended a 9.5% decrease in workers’ compensation advisory pure premium rates for policies commencing on or after January 1, 2007.
Strategy
      We intend to leverage our competitive strengths to pursue profitable growth and favorable returns on equity using the following strategies:

•	Continue to Grow our Fee-Based Business. We believe that our underwriting expertise, loss control, claims management and audit services position us to continue the growth we have experienced in the California self-insured market during our three-year history there. This should occur through both an increase in membership in our existing groups and through an increase in the number of groups we manage. In New York, we believe growth will result from an increase in the membership in our groups.

•	Use our Expanded Broker Network to Offer a Broader Line of Products. With our acquisition of Majestic, we intend to provide both our existing broker network and Majestic’s broker network with the ability to offer workers’ compensation insurance products for self-insured groups as well as traditional workers’ compensation coverage.

•	Expand our Reinsurance Business. By growing our fee-based business and managing a larger premium base paid by the members of the self-insured groups, we will have access to a larger amount of excess coverage premium. Currently, we reinsure a portion of the excess coverage provided to our managed groups by NY Marine & General. In 2007, we expect to offer excess coverage to our managed groups in New York and California through Majestic and retain a larger portion of the excess coverage through Twin Bridges.

•	Provide Workers’ Compensation Insurance through Independent Insurance Brokers and Agents to Insureds. Our recent acquisition of Majestic allows us to offer workers’ compensation coverage to insureds that prefer traditional workers’ compensation coverage or do not meet the criteria of our existing managed groups, but have attractive premium-to-risk profiles. Majestic’s recent upgrade of its financial strength rating to an “A-” by A.M. Best provides a larger universe of market opportunities.

•	Diversify our Business Geographically. Prior to our acquisition of Majestic, our overall business was concentrated in the states of New York and California and consequently our financial performance was substantially affected by changes in the those workers’ compensation markets. Our acquisition of Majestic provides us with an enhanced presence in California as well as the ability to expand our insurance activities to a number of other states in which Majestic is licensed as an insurer. In addition, we have identified other states that we believe could represent new market opportunities for our self-insured group product. One such state is Texas where we recently formed a self-insured group for the printing and publishing industry.

•	Expansion of our medical bill review and case management services. We have recently secured new clients for our medical bill review and case management services and have identified and are currently negotiating arrangements with additional prospects with which we have no pre-existing relationship. We also intend to offer our management services on an integrated basis to individual self-insured entities. We believe that offering our management services to self-insured entities requires the same analysis as offering our services to self-insured groups and does not involve any different risks or uncertainties than are applicable to our existing management services business.

•	New business lines. We intend to explore developing and offering non-workers’ compensation property and casualty insurance products to carefully selected members of the groups we manage and other insureds outside of our groups. If we develop and offer these products, we expect to underwrite this insurance through Majestic. We believe that our ability to offer these additional insurance products to members of our groups will enable us to compete more effectively with commercial insurers that provide property and casualty insurance products together with workers’ compensation insurance as a comprehensive package. Further, if we ultimately develop and offer these insurance products, Twin Bridges may reinsure a portion of these risks.

Organization
      CRM Holdings is a Bermuda exempted holding company incorporated in September 2005. Our principal executive offices are currently located at Skandia International House, 16 Church Street, Hamilton, Bermuda HM 11, and our telephone number is (441) 295-2185. As of January 15, 2006, however, we will be relocating our principal executive offices to Perry Building, 40 Church Street, Hamilton, Bermuda HM 12. The headquarters of our U.S. subsidiaries is located at the offices of CRM at 112 Delafield Street, Poughkeepsie, NY 12601, and the telephone number is (845) 452-4100.
      We conduct our operations principally through the following subsidiaries domiciled in Bermuda and the United States:

•	CRM is a limited liability company organized under the laws of New York. Since 1999, CRM has provided management and other services to groups in New York and since October 2003 has assisted CRM CA in providing its management services;

•	CRM CA is a limited liability company organized under the laws of California. Since October 2003, CRM CA has provided management services to groups in California;

•	Twin Bridges is a Bermuda exempted class 3 insurance company, incorporated in 2003, which reinsures a portion of the excess coverage provided to a significant majority of the groups that CRM and CRM CA manage;

•	Eimar is a limited liability company organized under the laws of New York. Since 2002, Eimar has provided medical bill review and case management services to our groups in New York and California; and

•	Majestic is a corporation organized under the laws of California. We acquired Majestic on November 14, 2006. Since 1991, Majestic has provided workers’ compensation insurance coverage through independent brokers to employers.
      Immediately prior to the closing of our initial public offering, the former owners of CRM and Eimar contributed all of their interests in CRM and Eimar to our wholly owned subsidiary, CRM USA Holdings, which holds all of the outstanding interests in our U.S. subsidiaries. In exchange, the former owners of CRM and Eimar received shares issued by CRM USA Holdings and then contributed their CRM USA Holdings shares to CRM Holdings in exchange for 6,372,425 of our common shares. CRM then distributed its interests in CRM CA to CRM USA Holdings and CRM, CRM CA and Eimar elected to be taxed as corporations. In addition, immediately prior to our initial public offering, the former owners of Twin Bridges contributed all of their shares in Twin Bridges to CRM Holdings in exchange for 3,874,690 of our common shares. We refer to these transactions in this prospectus as the “restructuring.” The former owners of CRM, Eimar and Twin Bridges ultimately received a total of 9,457,115 of our common shares and 790,000 of our Class B shares in exchange for their interests in CRM (including its subsidiary, CRM CA), Eimar and Twin Bridges.
Our Business Segments
      We have historically operated in two business segments: fee-based management services and reinsurance. Through CRM, CRM CA and Eimar, we provide management and other services to workers’ compensation self-insured groups in New York and California. Through Twin Bridges, we reinsure a portion of the excess coverage obtained by the self-insured groups that we manage. The revenues, net income and assets of each of these two segments for and as of the nine months ended September 30, 2006 and 2005 and the three years ended December 31, 2005 are set forth in the notes to our financial statements included elsewhere in this prospectus. Upon our acquisition of Embarcadero in November 2006, we began operating in a third business segment: primary insurance. The revenues, net income and assets of Embarcadero for and as of the nine months ended September 30, 2006 and 2005 and the three years ended December 31, 2005 are set forth in Embarcadero’s financial statements included elsewhere in this prospectus.
Our Fee-Based Management Services Segment
      In 1999, we began our business in New York of forming, managing and operating workers’ compensation self-insured groups and presently manage eight groups in New York. We expanded our business to California in 2003 and presently manage five groups there. Each of the groups we manage are made up of members from within a single industry. Members of our current groups are engaged in the following industries:

•	Healthcare — We manage groups in New York and California that provide workers’ compensation insurance to nursing homes, hospitals and physician groups.

•	Contractors — We manage groups in New York and California that provide workers’ compensation insurance to artisan contractors, including carpenters, masons, plumbers, electricians and those in other skilled trades.

•	Transportation — We manage a group in New York that provides workers’ compensation insurance to companies engaged in highway-borne transportation, including local package delivery, bulk hauling of industrial commodities, milk hauling and for-hire limousine services.

•	Wholesale/ Retail — We manage a group in New York that provides workers’ compensation insurance to companies engaged in local and regional retail grocery sales and entities involved primarily in the distribution of food products.

•	Auto Dealers — We manage a group in California that provides workers’ compensation insurance to new vehicle franchise auto dealerships.

•	Banks — We manage a group in California that provides workers’ compensation insurance to banks.

•	Wineries — We manage a group in California that provides workers’ compensation insurance to wineries.

      We expect to form additional groups in California, Texas and possibly other states, focusing on the foregoing groups. We also have formed self-insured groups with smaller operations in New York to provide workers’ compensation insurance to the following industries:

•	real estate management, including janitorial, building maintenance and management services;

•	cemeteries;

•	public entities, including cities, towns, villages and school districts; and

•	manufacturing companies, which includes machine shops, injection molding and metal fabrication establishments.
      On December 1, 2006, we established a small group in Texas to offer self-insured workers’ compensation coverage to the printing and publishing industry. Texas recently passed legislation permitting the formation of self-insurance groups. We believe that the size of the Texas workers’ compensation market offers a number of opportunities for our group self-insurance model. We intend to form additional groups in Texas during 2007.
      In addition, effective as of January 1, 2007, the Plastic Manufacturers Self Insurance Program, Inc., or PMSIP, our California group which provides workers’ compensation insurance to plastics manufacturers, will cease operations and disband. PMSIP ’s board of trustees made the determination to disband due in large part as a result of its conclusion that declines in the California plastics manufacturing industry make prospects for future growth in the self-insured group less certain. For the nine months ended September 30, 2006, PMSIP accounted for $0.4 million or 1.2% of our management fee income and $0.3 million or 2.0% of our total reinsurance premiums earned. In the future, we expect to provide workers’ compensation insurance to a number of the current members of PMSIP through Majestic.
      We provide the groups with a broad range of services, including general management, underwriting, risk assessment, medical bill review and case management, general recordkeeping and regulatory compliance. We provide safety and loss control services to group members to help reduce workers’ compensation risks and expenses. In New York, the fees we receive from all but one of our groups are based on a percentage of the workers’ compensation rates set by the New York Workers’ Compensation Board that are attributable to the members of the groups we manage, and our fees include claims management services. With respect to our groups in California and Texas and one of our groups in New York, our fees are based on a percentage of the premiums paid to the groups we manage by their members. Our groups in California pay the fees for claims management services directly to third party administrators while our fees in Texas include fees for claims management services. In addition, in all three states, we receive fees on a fee-for-service basis for medical bill review and case management services. We also receive commission income from U.S. admitted insurers for placing the excess coverages which the groups are required to obtain and from insurers for placing the required surety bonds for the groups we manage.
      A significant amount of our existing business is dependent on a relatively small number of our managed groups. HITNY provided approximately 23% and 27% of our revenues from fee-based management services for the nine months ended September 30, 2006 and the year ended December 31, 2005, respectively. Three other groups, Elite Contractors Trust of New York, Contractors Access Program of California and Transportation Industry Workers’ Compensation Trust of New York, provided approximately 18%, 17% and 14%, respectively, of our revenues from fee-based management services for the nine months ended September 30, 2006 and approximately 20%, 13% and 11%, respectively, of our revenues from fee-based management services for the year ended December 31, 2005.
      We recently began to offer our comprehensive range of management services on an integrated basis to individual entities, such as hospitals, nursing homes and manufacturers, which are large enough and have sufficient financial resources to self-insure against workers’ compensation claims. We have recently hired a senior vice-president of sales and product development, who intends to further explore the possibility of offering these services. These entities may not have the administrative structure to support a self-insurance program and may require a third party to administer the program for them. We believe that offering our management services to these entities requires the same underwriting and other evaluations as offering our management services to our self-insured groups. Furthermore, we do not believe that providing our management services on an integrated basis to an individual self-insured entity involves any materially or significantly different risks or uncertainties than are applicable to our existing management services business. In addition, we have recently secured seven new clients and have identified and continue to identify and negotiate arrangements with additional prospects with which we have no pre-existing relationship.

Production of Business
      All of our group management business is generated by general agents and brokers, who receive a commission usually equal to a percentage of gross premiums the groups charge their members. These commissions are generally uniform based on the industry and group involved. As of September 30, 2006, we had relationships with approximately 160 general agents and brokers in New York and approximately 133 general agents and brokers in California. As of September 30, 2006, approximately 75% of the aggregate annualized premiums paid or attributable to the groups we manage was derived from members referred to our groups by approximately 20% of our general agents and brokers. We carefully screen the general agents and brokers with whom we do business. No general agent or broker produces more than 10% of the business underwritten by the groups that we manage based on the aggregate annualized premiums paid or attributable to the groups we manage. Our management and underwriting officers generally have excellent relationships with these general agents and brokers and both value and place a strong emphasis on maintaining these relationships. We offer brokers and general agents competitive commissions for coverage placed by our groups and we provide training programs to brokers and general agents in order to educate them regarding the benefits of workers’ compensation self-insured groups. We believe that these strong relationships enhance our ability to attract and retain members of our groups and provide us with an advantage over many of our competitors.

Underwriting
      Our management services include a determination of the appropriate level of premium for each member of a group. Our underwriting department achieves this by adjusting base premium rates based on:

•	the historical modification factor applicable to the member;

•	the member’s loss history for the past three years; and

•	our loss control and risk assessment of the member.
      By individually analyzing the appropriate premium for each member of a group, we distinguish ourselves from other self-insurance services that typically maintain common pricing among group members. Our underwriting department attempts to determine premiums that are sufficient to cover the expected losses and loss adjustment expenses and fixed costs of the groups we manage.

Risk Assessment and Loss Control Services
      We have structured our risk assessment and loss control services to provide high level, customized service to the members of each group. Our services include on-site assessments of safety issues for all members, annual service plans, compliance reviews and safety score card and training programs to assess development. Our model focuses on employee training and behavior modification in an effort to minimize losses on a prospective basis. We believe that the industry practice involves inspection-based loss control on a reactive basis.
      Unlike many of our competitors in the insurance industry, all risk assessment and loss control services are performed by our employees and no independent contractors are used. Nearly all of our loss control employees have met minimum educational requirement of a bachelor’s degree or better, and each possesses one or more of three nationally recognized professional accreditations and has a minimum of five years of multi-line carrier loss control experience. We provide each group with a dedicated service consultant, which gives us greater control of the work product. We do not provide risk assessment and loss control services based on premium size, and we do not bill any members of a group separately for these services. Instead, we allocate our service resources based on need for improvement, not premium size. By targeting the accounts that need professional assistance the most, our loss control function improves the overall quality of the business by reducing the aggregate number of workers’ compensation claims made by the members of our managed groups. The loss control personnel also address workplace safety issues by identifying and correcting the behavior or condition that resulted in a claim. Our risk assessment and loss control services are training-intensive, personal and seek to ensure accountability for workplace safety among all levels of the member’s management structure.

Claims Management and Group Reserving
      Our claims management services involve the administration and management of a claim from the time it is brought to our attention until the claim is finally settled. We perform these services for our New York and Texas groups, but do not perform claims services for our California groups because California law prohibits self-insured group managers from providing claims management services. We have established procedures to record reported insurance claims, regardless of size, in a claims database upon receipt of notice of the claim. We attempt to make contact with the injured worker, treating physician and employer within 24 hours after receiving a claim. This focus on timely reporting and follow up allows us to mitigate claims and loss adjustment expenses and identify potential fraud. We periodically update our database for any developments affecting a claim.
      Our claims personnel divide claims into three categories: claims involving only medical expenses, claims involving medical expenses and up to an estimated 16 weeks of disability and claims involving medical expenses and longer periods of disability. The more serious claims are allocated to more senior employees who typically have a lighter case load. These teams investigate, evaluate and monitor the claims and each claim is reviewed at least once every 30 days. We employ a number of resolution adjustors whose sole job is to resolve these claims and obtain any approval required by the workers’ compensation group board. As a potential insurance claim develops, the claims teams will draw on all available resources to manage and settle the claim.
      As required by California law, our California groups retain an independent claims handling company. Four of our California groups currently retain Matrix Absence Management, Inc., a subsidiary of Delphi Financial Group, Inc., to perform these services under a contract negotiated between Matrix and each group. The fifth group we manage in California has retained Tristar Risk Management to perform these services. However, we retain claims settlement authority, establish loss reserves and review the work performed by Matrix and Tristar on a regular basis.
      We use our claims database as an electronic workflow management tool for loss adjustment, coverage issues and litigation and to provide each group and its board with claims and loss information and to establish claims reserves for each group. These reserves are reviewed each year in the course of the independent audit performed for each group. In addition, the New York groups are subject to review by the New York Workers’ Compensation Board, the groups in California are subject to review by the California Department of Industrial Relations and the group in Texas is subject to review by the Texas Department of Insurance.

Medical Bill Review and Case Management
      In 2002, we expanded our fee-based management services to include medical bill review and case management services.
      The services include:

•	Medical Bill Review. This service reviews medical bills, reconciles them to the appropriate state fee schedule and subsequently reduces them to the allowable amount of payment. We attempt to be competitive by providing superior turn-around time and a quality review process which produces relatively few errors.

•	Independent Medical Examinations. This service provides for the scheduling of independent medical examinations for verification of the medical diagnosis and treatment plan for injured workers. We believe that this service is very competitive because we have assembled a high-quality physician network to provide the members of our groups with objective medical opinions.

•	Medical Case Management/ Utilization Review. Through this service we supplement our claims management services by hiring registered nurses to coordinate communication among claims adjusters, treating physicians and injured workers.
      Currently, nearly all of the income we receive for these services is attributable to our self-insured groups. We have recently hired a senior vice president of sales and product development to help to sell these medical bill review and case management services to third parties. Our business strategy includes offering these services to large self-insured entities, insurance companies, self-insured groups and others that require these services. We have secured seven new clients for these services and continue to identify and negotiate arrangements with additional prospects with which we have no pre-existing relationship.

Brokerage Services for the Groups
      Self-insured groups are required to purchase excess workers’ compensation coverage above certain levels established by state law or regulation or by administrative determination. We act as a broker and place this excess insurance coverage and any required surety bonds for the groups for which we earn commissions. The gross premiums for excess coverage for the groups we manage and our net reinsurance premiums for reinsuring a portion of this excess coverage have increased since Twin Bridges began business in December 2003. Gross premiums for excess coverage placed during any period is the aggregate amount of premiums for excess coverage insurance that the groups we manage will pay under the excess coverage policies written during that period. Our management regards the changes in these amounts as a meaningful indicator of our expected net reinsurance premiums and commission income in the future.
      U.S. admitted insurers other than NY Marine & General pay commissions to CRM and CRM CA for any coverage placed with such U.S. admitted insurers equal to 10% of gross premiums. Currently, NY Marine & General pays commissions to CRM and CRM CA for any excess coverage placed with NY Marine & General equal to 15% of gross premiums.
      NY Marine & General offers full statutory excess coverage for losses and loss adjustment expenses in excess of the $500,000 per occurrence liability retained by the groups, obviating the need for our groups to purchase catastrophic coverage from other U.S. admitted insurers.
Our Reinsurance Segment
      The groups we manage purchase excess workers’ compensation coverage from U.S. admitted insurers to cover claims that exceed a minimum level established by state law or regulation or by administrative determination. Typically, our managed groups purchase excess coverage for losses and loss adjustment expenses in excess of $500,000 per occurrence. This “excess coverage” purchased by the groups provides them with coverage for losses in excess of the $500,000 per occurrence liability typically retained by the groups up to a per occurrence limit. In addition, all of our groups also purchase coverage to insure against the risk that a large number of claims will occur and result in losses that are each less than $500,000 and that the aggregate result of such losses could exhaust their resources. This “frequency coverage” is triggered in the event that the aggregate amount of losses and loss adjustment expenses during the coverage period exceeds a range from 90% to approximately 160% of the premiums paid to the groups by their members. If the frequency coverage is triggered, the insurer pays the next $2,000,000 of losses and related loss adjustment expenses of the group during the coverage period. Upon the renewal of our groups’ excess coverage policies during 2007, we expect to reinsure a portion of this coverage for 12 of our 14 groups.
      Under our current reinsurance agreement with NY Marine & General, we reinsure 70% of all of the coverage it provides and receive 70% of the premiums (or our assumed premium) paid to it by these groups. We allow NY Marine & General a ceding commission of 23.5% of our new assumed premiums to cover its acquisition, general and administrative expenses and pay NY Marine & General additional amounts to cover U.S. federal excise tax and certain other costs which we estimate to be 3.45% of our new assumed premiums. We also share in the cost of any reinsurance purchased by NY Marine & General from other carriers with respect to such coverage. We are required to provide NY Marine & General with security to secure our reinsurance obligations, which security may consist of a bank-issued letter of credit, a reinsurance trust fund for the benefit of NY Marine & General or cash. The groups place this excess coverage on different dates during the year, generally on January 1st and April 1st.
      Pursuant to our revised reinsurance agreement with NY Marine & General, NY Marine & General offers full statutory excess coverage for losses and loss adjustment expenses in excess of $500,000 per occurrence retained by the groups. NY Marine & General seeks reinsurance from other insurers to cover 100% of losses and loss adjustment expenses in excess of $5,000,000 per occurrence up to $50,000,000 per occurrence, as well as reinsurance of losses and loss adjustment expenses in excess of $3,000,000 per occurrence up to a per occurrence limit of $5,000,000, subject to an annual aggregate deductible of $3,000,000. NY Marine & General and Twin Bridges share proportionately the layer in excess of $50,000,000 million to statutory limits. The excess reinsurance secured by NY Marine & General inures to the benefit of Twin Bridges proportionately to its 70% quota share participation. For this, Twin Bridges cedes a premium of approximately 11% of the gross premiums it assumes from NY Marine & General. The agreement also provides that NY Marine & General offers frequency coverage to our groups of $2,000,000. This coverage provides for attachment points at various levels determined by the groups’ funded premiums. NY Marine & General currently offers this expanded coverage to our groups upon renewal of their excess coverage policies.
      To the extent that the aggregate loss ratio of the excess coverage of our groups by NY Marine & General exceeds 70%, we will be required to cover all losses and loss adjustment expenses of such groups in excess of the $500,000 per occurrence liability that they typically retain, net of losses and loss adjustment expenses covered by other reinsurers and certain other adjustments, that are in excess of 70% of the aggregate gross premiums received by NY Marine & General from our groups, net of premiums paid to other reinsurers. In such an event, we will not be entitled to an increased portion of the premiums paid to NY Marine & General by such group. However, in the event that the aggregate loss ratio of the excess coverage of our groups by NY Marine & General is equal to or exceeds 90%, we will only be required to cover 70% of the losses and loss adjustment expenses of such groups, net of losses and loss adjustment expenses covered by other reinsurers and certain other adjustments, that are equal to or in excess of 90% of the aggregate gross premiums received by NY Marine & General from our groups, net of premiums paid to other reinsurers. The term “loss ratio” means the ratio of

•	the annual aggregate losses and loss adjustment expenses of all of our groups that obtain excess coverage from NY Marine & General in excess of the $500,000 per occurrence liability that they typically retain, net of losses and loss adjustment expenses covered by other reinsurers and certain other adjustments, to

•	the annual aggregate gross premiums received by NY Marine & General from our groups, net of premiums paid to other reinsurers.
      Twin Bridges issued a provisional notice of cancellation of our current reinsurance agreement to NY Marine & General in accordance with the notification provisions of the agreement. NY Marine & General, in turn, issued provisional notice of cancellation to Twin Bridges. Under the provisional notice, if our current reinsurance agreement is not extended by the mutual agreement of Twin Bridges and NY Marine & General, it will automatically terminate on December 31, 2006. Our current intention is to not renew our current reinsurance agreement with NY Marine & General. Instead, we plan to use Majestic in the capacity of an admitted reinsurance carrier in California and New York, and we expect that Twin Bridges will increase its portion of the excess coverage for our groups that is placed with Majestic from 70% to 90%. Majestic is also in the process of submitting an application to be licensed as an insurer in Texas. If Majestic obtains the required licenses and approval from the Texas Department of Insurance, our existing Texas group and any new Texas groups we form may obtain excess coverage from Majestic, which Twin Bridges will reinsure.
      If we provide our management services to individual self-insured entities, we will consider reinsuring a portion of the excess coverage these entities obtain. We would do so only after we conduct an underwriting evaluation of an entity on the same basis as we conduct underwriting evaluations for members of our self-insured groups.

      Our Bermuda-based reinsurance operations are managed by Quest Management Services Limited, an independent Bermuda manager. Quest provides certain general and administrative services to Twin Bridges on an hourly time and expense fee basis.
Our Primary Insurance Segment
      Our recently acquired insurance subsidiary, Majestic, provides workers’ compensation insurance solutions through independent insurance brokers and agents to medium and large size businesses primarily in California. In addition, Majestic has historically provided workers’ compensation insurance under the USL&H Act. Majestic is currently licensed to underwrite insurance in the following 15 jurisdictions: Alaska, Arizona, California, Florida, Hawaii, Idaho, Illinois, Montana, Nevada, New Jersey, New Mexico, New York, Oregon, Utah, Virginia and Washington. Majestic is also licensed to underwrite USL&H insurance in all federal districts. The California workers’ compensation market accounted for more than 91%, 92% and 95% of Majestic’s direct written premiums for the nine months ended September 30, 2006 and for the years ended December 31, 2005 and 2004, respectively. Within the California market, Majestic currently provides workers’ compensation coverage to employers in the following industries: construction, healthcare, manufacturing, retail trade and services.
      In addition to providing us with the potential to expand our reinsurance business, the acquisition provides us with the opportunity to offer workers’ compensation coverage to insureds that may prefer traditional workers’ compensation products or that do not meet the criteria of our existing managed groups, but have attractive premium-to-risk profiles. The acquisition also provides us with an enhanced presence in California as well as the ability to expand our insurance activities to a number of other states in which Majestic is licensed as an insurer.

Production of Business
      Our primary insurance business segment currently maintains a marketing presence in California, Alaska, Arizona, Nevada and Washington. Our workers’ compensation policies are currently placed through approximately 90 independent brokers. In evaluating our broker relationships in our primary insurance business segment, we give strong consideration to the business segments in which a broker operates and we are careful to limit the geographic overlap of our brokers. We also monitor premium and account loss activity on a monthly basis. In addition, we conduct an annual review of all of our brokers on the basis of production and loss results. Approximately, 10% of Majestic’s general agents and brokers produced approximately 50.7% of its premiums in-force as of September 30, 2006.

Underwriting and Pricing
      Our primary insurance business segment seeks to underwrite individual risks as opposed to focusing on a specific group of industries. We seek to identify businesses with, among other things, above average wage and benefit levels, below average employee turnover, low claims frequency and existing loss control and return-to-work programs.
      We offer three types of workers’ compensation insurance products and services:
      Guaranteed Cost Plans. These plans are fixed-cost insurance products in which the policy’s premium charges do not vary as a result of the loss experience of the insured. Premiums are developed by:

•	Applying the applicable industry rate to the policyholder’s aggregate payroll;

•	Adjusting for the historical modification factor applicable to the policyholder;

•	Making further adjustments based on the policyholder’s loss history; and

•	Adjusting for our premium/discount factors based on considerations such as the insured’s safety record, length of time in business and other underwriting metrics.

      Risk-Sharing Products. Our risk-sharing products generally consist of retrospective rate plans and large deductible plans. With retrospective rate plans, our premiums are adjusted based upon the actual loss experience of the policyholder during the policy period. The policyholder will receive returned premium if the actual loss experience is lower than expected or pay additional premium if the actual loss experience is higher than expected. With respect to large deductible plans, we provide claims handling, risk control and other administrative services; however, we only pay policyholder claims in excess of a significant deductible. The deductible level is typically intended to cover a large majority of estimated losses.
      Loss Mitigation Program. This program is subscribed for by a policyholder in conjunction with its workers’ compensation coverage. The program, which we refer to as the “HealthCare Organizational Plan,” is designed to provide employers with better control of workers’ compensation losses while ensuring long-term quality treatment. The plan is designed to return injured workers to work faster, close claims sooner and reduce associated litigation.

Risk Assessment and Loss Control Services
      We place a strong emphasis on our loss control function as an integral part of the underwriting process as well as a competitive differentiator. Our loss control department delivers risk level evaluations to our underwriters with respect to the degree of an employer’s management commitment to safety and acts as a resource for our customers to support the promotion of a safe workplace. Our loss control staff has extensive experience developed from years of servicing our core industries. Majestic’s loss control staff consisted of 5 employees as of September 30, 2006, averaging 13 years of experience in the industry. We believe that this experience benefits us by allowing us to serve our customers more efficiently and effectively. Specifically, our loss control staff evaluates each prospective customer’s safety program elements and key loss control measures, supported with explanations in an internal report to the appropriate underwriter. Majestic’s loss control staff develops detailed policyholder service plans outlining corrective actions needed to address potentially hazardous conditions or safety program deficiencies and proactively monitors policyholder actions to ensure compliance.

Claims Management
      Majestic’s claims management services involve the administration and management of a claim from the time it is brought to our attention until the claim is finally settled. We have established procedures to record reported insurance claims, regardless of size, in a claims database upon receipt of notice of the claim. We attempt to make contact with the injured worker, treating physician and employer within 24 hours after receiving a claim. This focus on timely reporting and follow-up allows us to mitigate claims and loss adjustment expenses and identify potential fraud. Majestic periodically updates its database for any developments affecting a claim.
      Majestic has claims staff located in three California locations: San Francisco, Long Beach and San Diego as well as Seattle, Washington. We also utilize a third party administrator in Las Vegas. The claims staff is experienced in the markets in which we compete. As of September 30, 2006, Majestic had a total of 32 employees in its claims department, including 25 claims managers, examiners and representatives and 7 support-level staff members. The claims managers and examiners average 16 years of experience in the insurance industry and more than 15 years of experience with workers’ compensation coverage. In addition, in-house claims examiners maintain manageable work loads so they can more fully investigate individual claims, with each claims examiner handling, on average, 118 cases at one time, as of September 30, 2006.

Reinsurance
      Majestic purchases reinsurance to reduce its net liability on individual risks and to protect against possible catastrophes. Reinsurance does not legally discharge the ceding insurer from primary liability for the full amount due under the reinsured policies. However, the assuming reinsurer is obligated to indemnify the ceding company to the extent of the coverage ceded. To reduce our risk of the possibility of a reinsurer becoming unable to fulfill its obligations under the reinsurance contracts, we attempt to select financially strong reinsurers with an A.M. Best rating of “A-” (Excellent) or better and continue to evaluate their financial condition and monitor various credit risks to minimize our exposure to losses from reinsurer insolvencies. Majestic currently participates in an excess of loss coverage program. Under an excess of loss coverage program, the reinsurer reimburses the ceding company for losses and loss adjustment expenses over a specified dollar amount up to an agreed limit per occurrence. Majestic’s excess of loss coverage provides reinsurance for occurrences of loss that exceed $600,000 but are less than $50 million. Majestic retains liability for any amounts of losses and loss adjustment expenses that exceed $50 million up to the applicable statutory limit. Majestic’s current agreements for workers’ compensation excess of loss reinsurance expire on June 30, 2007. Currently, 10 reinsurers participate in Majestic’s excess of loss program and the program is led by Hannover Re with sub-participation through Lloyd’s of London and others.
      Prior to December 31, 2005, Majestic also had a proportional reinsurance agreement with Hannover Re. The proportional reinsurance agreement was a variable 0%-40% quota share contract that covered the first $350,000 of losses and loss adjustment expenses from any single occurrence. The proportional reinsurance agreement allowed Majestic to change the portion of liability ceded to Hannover Re from anywhere between 0% and 40% on a monthly basis and cede the same percentage of earned premiums and incurred losses to Hannover Re.
      The following table presents Majestic’s ten largest reinsurance recoverable balances by reinsurer as of the dates indicated:

			AM Best
	September 30,	December 31,	Rating of
Reinsurer	2006	2005	Reinsurer

Hannover RK-NS	$22,736	$24,422	A
Continental Casualty Co.	1,650	1,770	A
Dorinco Reinsurance Co.	1,685	1,606	A-
The St. Paul Fire & Marine Insurance Co.	1,284	1,372	A+
St. Paul Syndicate Mgmt Ltd.	873	1,001	N/A
National Union Fire Ins Co. of	627	785	A+
Comp RE International/Vilanove Ins Co.	468	549	N/A
USF Re Insurance Co.	402	505	A-
General RE	375	498	A++
Aspen Insurance UK Ltd.	412	303	A
Twin Bridges does not currently have any reinsurance recoverables.
Reserves for Losses and Loss Adjustment Expenses
      Both Twin Bridges, our reinsurance subsidiary, and Majestic are required to establish reserves for losses and loss adjustment expenses under applicable insurance laws and regulations and U.S. generally accepted accounting principles. These reserves are balance sheet liabilities representing estimates of future amounts required to pay losses and loss adjustment expenses for claims that have occurred at or before the balance sheet date and reported to us or incurred but not yet reported to us. Our policy is to estimate these losses and loss adjustment reserves prudently after considering all information known to us as of the date they are recorded.
      Loss reserves fall into two categories: case reserves for reported losses and loss adjustment expenses associated with a specific reported insured claim, and reserves for incurred-but-not-reported, or IBNR, losses and loss adjustment expenses. We have established these two categories of loss reserves as follows:

•	Case reserves — Following the receipt and analysis of a notice of claim, Twin Bridges or Majestic, as applicable, establishes a case reserve for the estimated amount of its ultimate settlement and its estimated loss adjustment expenses. Case reserves are established based upon the amount of claims reported and may subsequently supplement or reduce the reserves as our claims department deems necessary.

•	IBNR reserves — An independent actuary estimates and establishes reserves for loss amounts incurred but not yet reported, including expected development of reported claims. These IBNR reserves include estimated loss adjustment expenses. The actuary calculates IBNR reserves by using generally accepted actuarial techniques, relying on the most recent information available, including pricing information, industry information and our historical losses and expenses and revises these reserves for losses and loss adjustment expenses as additional information becomes available and as claims are reported and paid.
      The reserve for losses and loss adjustment expenses represents an estimate of the ultimate cost of all reported and unreported losses and loss adjustment expenses associated with insured and reinsured reported claims and claims incurred but not reported which are unpaid at the balance sheet date. The liability is estimated using actuarial studies of individual case-basis validations, statistical analyses and industry data. Several factors contribute to the uncertainty in establishing these estimates. Judgment is required in actuarial estimation to ascertain the relevance of historical payment and claim settlement patterns under current facts and circumstances. Key assumptions in the estimation process are the average cost of claims over time, which is referred to as severity trends, including the increasing level of medical, legal and rehabilitation costs, frequency risks, fluctuations in inflation, prevailing economic, social and judicial trends, legislative changes, third party claims handling procedures and costs associated with fraud or other abuses of the medical claim process. In addition, there may be a significant delay between the occurrence of the insured event and the time it is actually reported to us. Reserves for losses and loss adjustment expenses are estimates and are inherently uncertain; they do not and cannot represent an exact measure of liability. However, we believe that our aggregate liability for losses and loss adjustment expenses at year-end represents our best estimate, based upon available data, of the amounts necessary to settle the ultimate cost of expected losses and loss adjustment expenses.
      The methods for making such estimates and for establishing the resulting reserves are continually reviewed and updated, and any adjustments resulting are reflected in current statement of operations. Changes in loss development patterns and claims payments can significantly affect our ability to estimate reserves for unpaid losses and loss adjustment expenses. We seek to continually improve our loss estimation process by refining our ability to analyze loss development patterns, claims payments and other information within a legal and regulatory environment which affects development of ultimate liabilities. Future changes in estimates of claims costs may adversely affect future period operating results. However, such effects cannot be reasonably estimated currently.
      In the event our estimates of ultimate unpaid losses and loss adjustment expenses prove to be greater than or less than the ultimate liability, our future earnings and financial position could be positively or negatively impacted. Future earnings would be reduced by the amount of any deficiencies in the year(s) that the claims are paid or the reserve for losses and loss adjustment expenses are increased. Any such reduction could be realized in one year or multiple years, depending on when the deficiency is identified. Such a deficiency would also impact our financial position to the extent that our surplus is reduced by an amount equivalent to the reduction in net income. Any deficiency is typically recognized as an unpaid loss and loss adjustment expense liability and, accordingly, it typically does not have a material effect on our liquidity because the claims have not been paid. Since the claims will typically be paid out over a multi-year period, Majestic has generally been able to adjust its investments to match the anticipated future claim payments. Conversely, if our estimates of ultimate unpaid losses and loss adjustment expenses prove to be redundant, our future earnings and financial position would be improved.

Twin Bridges
      Twin Bridges has only been in existence since December 2003, has had limited loss experience and a relatively small population of underlying risks, and therefore is exposed to an increased likelihood that actual results may not conform to our estimates. Since Twin Bridges has very limited loss development experience, the independent external actuarial specialists that estimate its reserves for losses and loss adjustment expenses, including IBNR reserves, rely heavily on expected losses. Expected losses for Twin Bridges were determined by the application of an industry excess loss factor to an average pure premium for each group, that was then multiplied by the earned payroll for the applicable policy period.

Majestic
      Majestic’s reserves for losses and lost adjustment expenses represent the accumulation of estimates for reported losses and IBNR reserves, both reduced by any applicable reinsurance receivables and amounts recovered through subrogation. Losses and loss adjustment expenses are charged against income as incurred.
      In order to refine its reserve estimates, Majestic analyzes its claims data using actuarially acceptable methods of predicting future liabilities based upon historical results. These methods look at historical paid losses at various points in time, claim counts and average costs of incurred losses, counts and average values of unpaid losses, as well as variations of such techniques. Estimates of ultimate claims liability for each accident year are derived using such techniques and Majestic adjusts the ultimate estimated claims liability for prior accident years during the year, only to the extent that there is enough overall evidence that a material change has occurred that would result in a material change in its prior year-end estimate of ultimate claims liability.
      In addition, for the most current accident year, Majestic uses a loss ratio method that starts with the projected loss ratios for each line of business, estimated from the prior accident year, adjusted for projected wage inflation, loss cost inflation, and pricing adjustments. This adjusted loss ratio is applied to the earned premium for the current accident year to derive the ultimate estimated claims liability for the current accident year which becomes one of the components of the overall estimated claims liability reflected on Majestic’s balance sheet. Majestic’s estimate of the ultimate claims liability for the current accident year is reviewed quarterly and is adjusted throughout the current year whenever there is enough overall evidence that one or more of the assumptions used to estimate the ultimate liability for the current accident year have changed such as to materially impact the total estimated ultimate liability for claims reported on Majestic’s balance sheet.
      Additional factors that influence the incurred losses and loss adjustment expenses for a given period include, but are not limited to, the following:

•	the number of exposures covered in the current year;

•	trends in the frequency and severity of claims; or

•	changes in the cost of adjusting claims.
      Using techniques similar to those described above, Majestic estimates reductions in claims liabilities as a result of reinsurance receivables and amounts recoverable through subrogation. Majestic’s reinsurance program in particular significantly influences the level of net retained losses as Majestic’s reinsurers assume a portion of the loss and loss adjustment expenses incurred in excess of certain loss thresholds. Majestic remains obligated for amounts ceded in the event that a reinsurer does not meet its obligations under its reinsurance agreement with Majestic.
      At the end of each accident year, Majestic has its independent third party actuary conduct a complete analysis of the claims data and provides Majestic with a report indicating whether its estimate of the reserves for losses and loss adjustment expenses as reported on the balance sheet is a reasonable estimate of its ultimate liability. The actuarial techniques employed by the independent actuary recognize, among other factors:

•	Majestic’s claims experience;

•	the industry’s claims experience;

•	historical trends in reserving patterns and loss payments;

•	the impact of claim inflation;

•	the pending level of unpaid claims;

•	the legislative reforms affecting workers’ compensation; and

•	the environment in which insurance companies operate.

      The independent actuary has historically assigned a 5% materiality factor below his point estimate and a 10% materiality factor above his point estimate. If Majestic’s reserves as reflected on Majestic’s balance sheet are within this range, the independent actuary considers Majestic’s estimate to be reasonable and issues an opinion to such effect.
      Although many factors influence the actual cost of claims and the corresponding unpaid losses and loss adjustment expenses estimates, Majestic does not measure and estimate values for all of these variables individually. This is due to the fact that many of the factors that are known to impact the cost of claims cannot be measured directly. This is the case for the impact on claim costs due to economic inflation, coverage interpretations and jury determinations. In most instances, Majestic relies on historical experience or industry information to estimate values for the variables that are explicitly used in the unpaid loss and loss adjustment expenses analysis. We assume that the historical effect of these unmeasured factors, which is embedded in Majestic’s experience or industry experience, is representative of future effects of these factors. In the event that Majestic has reason to expect a change in the effect of one of these factors, Majestic performs analyses to quantify the necessary adjustments. It is important to note that actual claims costs will vary from Majestic’s estimate of ultimate claim costs, perhaps by substantial amounts, due to the inherent variability of the business written, the potentially significant claim settlement lags and the fact that not all events affecting future claim costs can be estimated.
      Majestic’s total unpaid losses and loss adjustment expenses as of September 30, 2006, net of reinsurance receivables and subrogation recoveries, were $110.2 million. This amount is expected to cover all future losses and loss adjustment expense payments for all claims that are known by Majestic as of September 30, 2006, as well as claims where the injury has occurred but the claim has not been reported. As of September 30, 2006, Majestic had 2,181 open claims. Accordingly, Majestic had an average of $50,539 in unpaid losses and loss adjustment expenses, net of reinsurance and subrogation, per open claim as of September 30, 2006. To the extent that this average proves to be inadequate, we will experience unexpected increases in the unpaid losses and loss adjustment expenses and a corresponding reduction in income in future periods. To the extent this average is overstated, we will have redundant unpaid losses and loss adjustment expense amounts resulting in additional income in future periods. There are a number of variables that can impact the average unpaid losses and loss adjustment expenses per claim and, subsequently, the adequacy of Majestic’s reserves for losses and loss adjustment expenses. These include, but are not limited to:

•	trends in the frequency and severity of claims;

•	changes in the legal environment;

•	claim inflation;

•	the cost of claim settlements; and

•	legislative reforms.
      These items can influence the adequacy of Majestic’s reserves for losses and loss adjustment expenses individually or in combination. While the actuarial methods employed factor in amounts for these circumstances, they may prove to be inadequate. For example, there may be a number of claims where the unpaid loss and loss adjustment expenses associated with future medical treatment proves to be inadequate because the injured worker does not respond to medical treatment as expected by the claims examiner. Another example is claim inflation. Claim inflation can result from medical cost inflation or wage inflation. As discussed above, the actuarial methods employed include an amount for claim inflation based on historical experience. We assume that the historical effect of this factor, which is embedded in Majestic’s experience or industry experience, is representative of future effects for claim inflation. To the extent that the historical factors, and the actuarial methods utilized, are inadequate to recognize future inflationary trends, Majestic’s reserve for losses and loss adjustment expenses may be inadequate. The amount of any such inadequacy would depend on the mix of medical and indemnity payments and the length of time until the claims are paid.

      The following table provides a reconciliation of Majestic’s beginning and ending reserve balances, net-of-reinsurance receivables, for the years ended December 31, 2005, 2004 and 2003, to the gross-of-reinsurance amounts reported in Majestic’s balance sheets as of December 31, 2005, 2004 and 2003:

	As of and for the Year Ended
	December 31,

	2005	2004	2003

	(In thousands)
Gross balance at January 1	$142,250	$128,370	$109,426
Loss reinsurance recoverables	(43,931)	(40,757)	(33,037)

Net balance at January 1	98,319	87,613	76,389
Incurred related to:
Current year	44,039	43,714	38,543
Prior years	897	6,420	13,704

Total incurred	44,936	50,134	52,247
Paid related to:
Current year	(7,533)	(7,550)	(7,255)
Prior years	(30,727)	(31,878)	(33,768)

Total paid	(38,260)	(39,428)	(41,023)

Net balance at December 31	104,995	98,319	87,613
Plus reinsurance recoverables	35,588	43,931	40,757

Gross balance — December 31	$140,583	$142,250	$128,370

      Majestic recorded $897,000, $6,420,000 and $13,704,000 increases in its reserve for losses and loss adjustment expenses relating to prior accident years in 2005, 2004 and 2003, respectively. The increase in Majestic’s reserve for losses and loss adjustment expenses related to prior years in the amount of $897,000 in 2005 included a favorable loss development from the accident year 2004 which was exceeded by loss reserve strengthening related to other prior accident years. This favorable development relating to the 2004 accident year is attributable to California Workers’ Compensation reforms in 2003 and 2004 impacting the workers’ compensation market in California. We believe that the reforms were effective in reducing certain medical costs and provided the needed credibility to favorably adjust reserves for the accident year 2004.
      Approximately 50% of the $6,420,000 of the increase in its reserve for losses and loss adjustment expenses relating to prior accident years in 2004 and 40% of the $13,704,000 of the increase in the reserve for losses and loss adjustment expenses relating to prior accident years in 2003 were related to Majestic’s USL&H business, a significant portion of which related to a previously affiliated USL&H policyholder which is no longer insured by Majestic. The remaining 50% and 60% of the respective increases were primarily due to higher medical costs in the California market prior to the implementation of the California Workers’ Compensation reforms. Majestic was ultimately able to recover the majority of these increases through its risk-sharing products.
Analysis of Loss and Loss Adjustment Expenses Reserve Development. The following table shows the development of Majestic’s reserve for losses and loss adjustment expenses, net of reinsurance, for years ended December 31, 1995 through 2005. Section A of the table shows the estimated liability for losses and loss adjustment expenses, net of reinsurance, recorded at the balance sheet date for each of the indicated years for all current and prior accident years. This liability represents the estimated amount of losses and loss adjustment expenses for claims arising for all years that are unpaid at the balance sheet date, including losses that have been incurred but not yet reported and reduced by estimates of amounts recoverable under reinsurance contracts. Section B of the table shows the re-estimated amount of the previously recorded liability, based on experience as of the end of each succeeding year. The estimate is increased or decreased as more information becomes known about the frequency and severity of claims.

      Sections C and G of the table show the aggregate change in the net and gross liability, respectively, from original balance sheet dates and the re-estimated liability through December 31, 2005. Thus, changes in ultimate development estimates are included in operations over a number of years, minimizing the significance of such changes in any one year. Section D of the table shows the cumulative amount of net losses and loss adjustment expenses paid relating to recorded liabilities as of the end of each succeeding year. Section E of the table shows the re-estimated liability reduced by estimated reinsurance receivables and Section F of the table shows the re-estimated gross liability before the reduction of reinsurance receivables through December 31, 2005.

Years ended December 31
($ thousands)	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005

Section A. Reserve for unpaid loss and loss adjustment expenses, net of reinsurance recoveries	$29,895	$37,734	$40,043	$46,352	$52,413	$63,745	$66,999	$76,389	$87,613	$98,319	$104,995

Section B. Reserve, net of reinsurance recoveries, re-estimated as of:
One year later	28,607	36,222	37,143	46,439	50,554	68,509	73,153	90,093	95,137	99,216
Two years later	29,907	31,692	36,464	41,212	51,608	70,883	83,038	95,533	102,636
Three years later	24,872	30,633	31,427	41,727	52,404	74,250	87,246	101,133
Four years later	25,592	27,832	32,173	42,022	53,668	77,158	89,875
Five years later	24,366	28,904	32,327	43,175	55,275	78,575
Six years later	25,158	28,586	33,332	44,383	56,093
Seven years later	24,875	29,153	34,391	44,522
Eight years later	25,296	29,960	34,318
Nine years later	25,833	30,418
Ten years later	26,640

Section C. Net Cumulative
Redundancy (Deficiency)	3,256	7,315	5,726	1,830	(3,679)	(14,830)	(22,876)	(24,744)	(15,023)	(897)

Section D. Paid, net (cumulative) as of:
One year later	10,051	9,912	8,342	15,782	17,422	27,322	31,844	33,768	31,878	30,729
Two years later	15,382	13,686	17,276	24,018	31,331	46,570	52,008	55,410	53,239
Three years later	16,030	19,575	21,713	30,684	39,983	57,249	63,543	68,588
Four years later	19,766	21,853	25,371	34,766	44,193	63,228	70,490
Five years later	20,783	24,013	27,612	36,497	46,737	66,383
Six years later	22,077	25,133	28,098	38,017	48,192
Seven years later	22,623	25,045	29,007	38,664
Eight years later	22,071	25,585	29,430
Nine years later	22,493	26,071
Ten years later	23,278
Net Liability — December 31,	29,895	37,734	40,043	46,352	52,413	63,745	66,999	76,389	87,613	98,319	104,995
Receivable from reinsurers for unpaid losses	13,662	18,994	23,830	18,347	19,547	27,827	31,384	33,037	40,757	43,931	35,588
Gross Liability — December 31,	43,557	56,728	63,873	64,699	71,960	91,572	98,383	109,426	128,370	142,250	140,583
Section E. Re-estimated liability, net	26,640	30,418	34,318	44,522	56,093	78,575	89,875	101,133	102,636	99,216
Re-estimated receivable from reinsurers for unpaid losses	8,245	8,919	11,265	12,721	12,298	25,751	39,798	43,146	45,753	41,599

Section F. Re-estimated liability, gross	34,884	39,337	45,582	57,243	68,390	104,327	129,673	144,279	148,389	140,815

Section G. Gross Cumulative Redundancy (Deficiency)	8,673	17,391	18,291	7,456	3,570	(12,755)	(31,290)	(34,853)	(20,019)	1,435

Investments
      Prior to March, 2006, our investment portfolio was comprised of short-term U.S. Treasury bills, cash and money market equivalents. In March 2006, our board of directors established our investment policies and management has since implemented our investment strategy with the assistance of our independent investment managers. Our investment guidelines specify minimum criteria on the overall credit quality, liquidity and risk-return characteristics of our investment portfolio and include limitations on the size of particular holdings, as well as restrictions on investments in different asset classes. The board of directors monitors our overall investment returns and reviews compliance with our investment guidelines.
      Our investment strategy for Twin Bridges seeks to preserve principal and maintain liquidity while trying to maximize total return through a high quality, diversified portfolio. Investment decision-making will be guided primarily by the nature and timing of our expected losses and loss adjustment expenses payouts, management’s forecast of our cash flows and the possibility that we will have unexpected cash demands, for example, to satisfy claims due to catastrophic losses. We expect Twin Bridges’ investment portfolio will consist primarily of highly rated and liquid fixed income securities.
      Majestic manages its investment portfolio considering duration, asset/liability matching, sector allocation, execution expense, credit quality and concentration in formulating investment strategy and selecting securities. The NAIC Model Insurance Laws, Regulations, and Guidelines (“the “Model Laws”) and the California Insurance Code guide the formulation and execution of Majestic’s investment strategy.
      Majestic’s investment objective is to maximize current yield while maintaining safety of capital together with sufficient liquidity for ongoing insurance operations. Majestic’s investment portfolio is composed of fixed-income and equity securities. As of September 30, 2006, Majestic had total invested assets of $153.7 million, of which $116.1 million was classified as restricted investments. A one percent increase in the current market interest rates would cause the fair value of Majestic’s investment portfolio as of September 30, 2006 to decrease by approximately $4.6 million. The following table shows the fair market values of various categories of Majestic’s investment portfolio, the percentage of the total market value of Majestic’s invested assets represented by each category and the tax equivalent book yield based on the fair market value of each category of invested assets as of the dates indicated:

	As of September 30, 2006			As of December 31, 2005

		Percent of			Percent of
Description of Securities	Fair Value	Total	Yield	Fair Value	Total	Yield

Obligations of states and political subdivisions	$82,523	53.7%	3.82%	$63,220	42.4%	3.61%
Corporate bonds	38,293	24.9%	5.27%	36,662	24.6%	4.86%
U.S. government and agencies	23,388	15.2%	4.94%	21,221	14.2%	4.62%

Total debt securities	144,204	93.8%	4.39%	121,103	81.2%	4.17%

Equity securities	9,522	6.2%		28,082	18.8%

Total	$153,726	100.0%		$149,185	100.0%

      The average credit rating for Majestic’s investment portfolio, using ratings assigned by Standard and Poor’s Rating Services (a division of the McGraw-Hill Companies, Inc.), was better than “AA” at September 30, 2006. The following table shows the ratings distribution of Majestic’s fixed-income portfolio by Standard and Poor’s rating as a percentage of total market value as of the dates indicated:

	As of		As of
	September 30,		December 31,
Rating	2006		2005

	(Unaudited)
“AAA”	$74,468	51.6%	$59,980	49.5%
“AA”	41,328	28.7%	31,373	25.9%
“A”	25,556	17.7%	28,399	23.5%
“BBB”	2,562	1.8%	1,352	1.1%
“BB”	290	0.2%	—	0.0%
“CCC”	—	0.0%	—	0.0%

Total	$144,204	100.0%	$121,104	100.0%

      The following table shows the composition of Majestic’s investment portfolio by remaining time to maturity as of the dates indicated. For securities that are redeemable at the option of the issuer and have a market price that is greater than par value, the maturity used for the table below is the earliest redemption date. For securities that are redeemable at the option of the issuer and have a market price that is less than par value, the maturity used for the table below is the final maturity date.

	Nine Months Ended
	September 30, 2006		December 31, 2005

	Amortized		Amortized
	Cost	Fair Value	Cost	Fair Value

Due in one year or less	$21,984	$21,835	$21,613	$21,432
Due after one year through five years	103,648	102,813	78,711	77,514
Due after five years through ten years	10,624	10,742	17,404	17,447
Due after ten years	8,855	8,814	4,748	4,710

Total	$145,111	$144,204	$122,476	$121,103

      Majestic structures its investment portfolio giving consideration to the expected timings of the payout of our insurance liabilities. If our payout estimates are inaccurate, we may be forced to liquidate investments prior to maturity at a significant loss to cover such liabilities. Investment losses could significantly decrease our asset base, which will adversely affect our ability to conduct business and could have a material adverse effect on our financial condition and results of operations.
Possible Insurance Products
      We intend to explore developing and offering certain non-workers’ compensation property and casualty insurance products to carefully selected members of the groups we manage and others that are not members of our groups. If we ultimately develop and offer these products, we expect to underwrite this insurance through Majestic. We will carefully select the members of our groups to which we offer these additional insurance products by analyzing the workers’ compensation loss experiences of these members as well as other relevant factors. We believe that our ability to offer these additional insurance products to members of our groups will enable us to compete more effectively with commercial insurers that provide property and casualty insurance products together with workers’ compensation insurance as a comprehensive package.
      The experience of our management team includes significant expertise in underwriting and marketing these additional insurance products, and we believe that there is a demand for these products by members of our groups. If we develop and offer these additional insurance products, Twin Bridges may reinsure a portion of these risks.
      Our assessment of these insurance products is in the early stages, and there can be no assurance that we will successfully develop or market any of these insurance products. Nevertheless, we anticipate that we will need to devote management time and working capital resources to complete our assessment of these opportunities and to implement the strategy, if any, that we adopt. Furthermore, in the event we develop and offer these insurance products, and Twin Bridges reinsures a portion of the resulting risk, Twin Bridges will be subject to potential additional losses and loss adjustment expenses.

Competition
      We and the groups we manage compete with many companies in the workers’ compensation insurance business. These competitors include:

•	the state funds in New York, California and Texas;

•	specialty, regional and major insurers in New York, such as American International Group, Inc., Chubb Group of Insurance Companies, Zurich Financial Services, Utica National Insurance Group, Greater New York Mutual Insurance Company, Travelers Insurance Group Holdings Inc., Liberty Mutual Insurance Company and Hartford Financial Services Group Inc., and in California, such as Employers Direct Insurance Company, Redwood Fire & Casualty Insurance Co., Republic Companies Group, Inc., Redlands Insurance Co., St. Paul Travelers, Zenith National Insurance Corp, National Liability and Fire Insurance Company, Preferred Employers, SeaBright Insurance Company, CompWest Insurance Company, Employers Compensation Insurance Company of California, Everest Insurance Company, American International Group, Inc., Chubb Group of Insurance Companies, ICW Group and The Hartford Financial Services Group, Inc., and

•	groups managed by other group administrators, such as First Cardinal Corporation and New York Compensation Managers, Inc. in New York and Bickmore Risk Services in California.
      Many of the insurance companies listed above have more capital, name and brand recognition and marketing and management resources than we or the groups we manage have. Many of our competitors have offered, and may continue to offer, workers’ compensation insurance combined with other insurance coverage. Some of our competitors offer workers’ compensation insurance on a multi-state basis. Competition in our industry is very intense and from time to time results in a significant reduction in premiums for workers’ compensation insurance, and we may be competitively disadvantaged because key group members may be obliged or inclined to purchase packaged products or multi-state workers’ compensation coverage from our competitors in order to receive favorable rates for other types of liability coverage or because our competitors offer superior premium rates or policy terms. We cannot assure you that we will be able to implement our business strategy in a manner that will allow us to be competitive. Increased competition could reduce the ability of our groups to attract new members and retain existing members and would adversely impact the groups we manage and our business, financial condition and results of operations will be adversely affected as a result.
Ratings
      Ratings by independent agencies are an important factor in establishing the competitive position of commercial insurance and reinsurance companies. Rating organizations continually review the financial positions of insurers. Standard & Poor’s, a division of the McGraw-Hill Company (“S&P”), maintains a letter scale rating system ranging from “AAA” (Extremely Strong) to “R” (under regulatory supervision). A.M. Best maintains a letter scale rating system ranging from “A++” (Superior) to “F” (in liquidation). In evaluating a company’s financial and operating performance, A.M. Best reviews the company’s profitability, indebtedness and liquidity, as well as its book of business, the adequacy and soundness of its reinsurance, the quality and estimated market value of its assets, the adequacy of its loss reserves, the adequacy of its surplus, its capital structure, the experience and competence of its management and its market presence. This rating is intended to provide an independent opinion of an insurer’s ability to meet its obligations to policyholders and is not an evaluation directed at investors. The objective of S&P and A.M. Best’s ratings systems is to provide an opinion of an insurer’s or reinsurer’s financial strength and ability to meet ongoing obligations to its policyholders.
      Unlike commercial insurers and reinsurers, workers’ compensation groups do not generally obtain ratings from S&P or A.M. Best. We do not believe that the small to mid-sized companies buying workers’ compensation from self-insured groups, such as the ones we manage, give any material consideration to the lack of ratings of these groups. Rather they rely on the management and boards of directors of these groups, the excess coverage obtained by the groups and the joint and several liability of the members of the groups as security for their coverage. We do not believe that Twin Bridges has been affected by its historic lack of a rating with respect to our current reinsurance arrangement with NY Marine & General, which is currently rated “A” by A.M. Best, since we believe that NY Marine & General relies primarily on the security provided by Twin Bridges in the form of letters of credit.
      In contrast, when evaluating traditional insurers such as Majestic, many insurance buyers, agents and brokers use the ratings assigned by A.M. Best and other rating agencies to assist them in assessing the financial strength and overall quality of the companies from which they are considering purchasing insurance. Majestic’s rating was upgraded to “A-” (Excellent) by A.M. Best upon the consummation of our acquisition of Majestic.
Employees
      As of September 30, 2006, we employed approximately 243 full-time employees. The number of employees in each of our subsidiaries as of that date was as follows:

CRM	112
CRM CA	22
Eimar	30
Majestic	79
      We have the following number of employees performing the following functions as of September 30, 2006:

Employees

Administrative	59
Managers	31
Claims Management	71
Risk Assessment and Loss Control Services	15
Sales and Marketing	14
Underwriting	31
Medical Bill Review and Case Management	22

Total	243
      We expect that we will continue to hire additional employees as we expand our business. We believe that our relations with our employees are good. None of our employees is subject to a collective bargaining agreement.
Properties
      CRM USA Holdings and CRM are currently headquartered in Poughkeepsie, New York at one location, which contains approximately 12,000 square feet. The initial term of the lease for these premises expires in February 2007, with an option to extend the lease term for two additional five-year terms. The annual lease payments for these offices are approximately $191,000. We are currently negotiating a one-year extension of the lease, which would extend the lease until February 2008.
      Eimar maintains office space in Poughkeepsie, New York. The offices consist of approximately 2,700 square feet. The office space is currently occupied on a month-to-month basis, without a lease. The annual payments for these premises are approximately $40,500. One of the lessors under this lease is Daniel G. Hickey, Sr., who is a director and one of our shareholders and is the father of Daniel G. Hickey, Jr., who is Chief Executive Officer and the Chairman of our Board of Directors. See “Certain Relationships and Related Transactions.”
      CRM also currently leases office space in Hyde Park, New York, consisting of approximately 7,000 square feet with additional parking space. The lease expires on September 29, 2009. The annual lease payments for these premises are $111,675.

      We have executed a lease for approximately 26,400 rentable square feet with parking space located in Poughkeepsie, New York for a building that is currently under construction. The term of the lease will commence in the fourth quarter of 2007 when the construction is substantially complete and the building is available for occupancy. To provide space in the meantime, we are negotiating extensions of the leases for our current properties. The lease term is fifteen years with options to renew for two additional five year terms. Annual lease payments are $924,000 in the first five years, $1,016,400 in years five through ten, $1,118,040 in years ten through fifteen, $1,257,696 in the first renewal term and $1,415,040 in the second. The lease also provides for an option to purchase the building. The option is exercisable 120 days prior to the anticipated occupancy of the building under the lease. The option price is approximately $3,500,000 plus all documented out-of-pocket construction costs after May 1, 2005. If we fail to exercise this initial option, we have an additional option to purchase the building during the first two years of our lease for the fair market value of the property, which will not be less than $3,500,000 plus the costs incurred by the landlord in developing and constructing the building.
      CRM CA has executed leases for office space in Roseville and Irvine, California. The annual lease payments for these office spaces are approximately $87,000 in the aggregate.
      Majestic currently leases approximately 15,000 square feet of office space in San Francisco. The lease expires on December 31, 2007. The annual lease payments for these premises are approximately $490,000. In addition, Majestic maintains four separate claims service offices as listed below:

			Aggregate Annual
Location	Square Feet	Lease Termination Date	Lease Payments

San Francisco, California	4,992	December 31, 2007	$100,000
Long Beach, California	7,596	November 30, 2010	180,000
San Diego, California	3,339	April 30, 2008	80,000
Seattle, Washington	1,136	December 31, 2007	22,000
      We believe that the premises under construction in Poughkeepsie and our space in California are sufficient for our foreseeable needs.
Legal Proceedings
      On September 6, 2006, two of our subsidiaries, CRM and CRM CA, and one our self-insured groups, Contractors Access Program of California, Inc. (“CAP”), entered into a confidential settlement and mutual release agreement with Cornerstone Program Management & Insurance Services, Inc., one of its affiliates, and their principals. The terms of such settlement are confidential.
      All settlement payments due to date have been paid by CAP. We have recovered $1,750,000 under our general liability and errors and omissions insurance policies, which we contributed to CAP in respect of part of the amount due under the settlement agreement. In the event that insurance proceeds and any recoveries from third parties are insufficient to cover all payment obligations of CAP under the settlement agreement, it is reasonably possible that CAP may seek indemnification from us or CRM for its losses. On December 20, 2006, we received a request from CAP to enter into discussions regarding the contribution by CRM of amounts paid by CAP under the settlement agreement. It is not possible to estimate our potential liability, if any, should CAP request that CRM contribute the full amount under the settlement agreement. The amount paid by CAP, net of insurance proceeds, is $4.25 million.
      We expect to enter into discussions regarding settlement of the matter, and may enter into settlement agreements, if we believe that a settlement is in the best interests of our shareholders. The matter, if decided adversely to or settled by us may result in a liability material to our financial condition or results of operations.
      Other than the foregoing, we are not a party to any material litigation.

REGULATION
General
      The business of insurance and reinsurance is regulated in most states of the United States and countries, although the degree and type of regulation varies significantly from one jurisdiction to another. Our reinsurance business is subject to direct regulation in Bermuda. Our primary insurance business is regulated in California and each state in which we issue insurance policies. In addition, the groups we manage in New York and California are subject to extensive financial regulation under applicable statutes in those jurisdictions.
Bermuda Regulation
      As a holding company, CRM Holdings is not subject to insurance regulations in Bermuda.
      Twin Bridges is subject to regulation under the Bermuda Insurance Act, which provides that no person may carry on any insurance business in or from or within Bermuda unless registered as an insurer under the Bermuda Insurance Act by the Bermuda Monetary Authority, which is the regulatory body responsible for the day-to-day supervision of insurers. Under the Bermuda Insurance Act, insurance business includes reinsurance business. The Bermuda Monetary Authority, in deciding whether to register a company as an insurer, has broad discretion to act as the Bermuda Monetary Authority thinks fit in the public interest. The Bermuda Monetary Authority is required by the Bermuda Insurance Act to determine whether the applicant is a fit and proper body to be engaged in the insurance business and, in particular, whether it has, or has available to it, adequate knowledge and expertise. The registration of an applicant as an insurer is subject to its complying with the terms of its registration and such other conditions as the Bermuda Monetary Authority may impose from time to time. The Bermuda Monetary Authority issues four types of general business insurance licenses (Class 1, Class 2, Class 3 and Class 4). A Class 3 license allows a company to underwrite third party risks. Twin Bridges was registered under the Bermuda Insurance Act as a Class 3 insurer in December 2003.
      A Bermuda insurance advisory committee appointed by the Bermuda Minister of Finance advises the Bermuda Monetary Authority on matters connected with the discharge of the Bermuda Monetary Authority’s functions and sub-committees thereof supervise and review the law and practice of insurance in Bermuda, including reviews of accounting and administrative procedures.
      The Bermuda Insurance Act imposes on Bermuda insurance companies solvency and liquidity standards and auditing and reporting requirements and grants to the Bermuda Monetary Authority powers to supervise, investigate and intervene in the affairs of insurance companies. Certain significant aspects of the Bermuda insurance regulatory framework are set forth below.
      The Bermuda Monetary Authority utilizes a risk based approach when it comes to licensing and supervising insurance companies in Bermuda. We believe that the Bermuda Monetary Authority’s risk based approach will not have a material impact on Twin Bridges’ operations. As part of the Bermuda Monetary Authority’s risk based system, an assessment of the inherit risks within each particular class of insurer is utilized in the first instance to determine the limitations and specific requirements which may be imposed. Thereafter the Bermuda Monetary Authority keeps its analysis of relative risk within individual institutions under review on an ongoing basis, including through scrutiny of regular audited statutory financial statements, and, as appropriate, meeting with senior management during onsite visits. The initial meetings with senior management and any proposed onsite visit will primarily focus, upon companies that are licensed as Class 3 and Class 4 insurers. The Bermuda Monetary Authority has also recently adopted guidance notes, or the Guidance Notes, in order to ensure those operating in Bermuda have a good understanding of the nature of the requirements of, and the Bermuda Monetary Authority’s approach in implementing, the Bermuda Insurance Act.

Classification of Insurers
      The Bermuda Insurance Act distinguishes between insurers carrying on long-term business and insurers carrying on general business. There are four classifications of insurers carrying on general business; with Class 4 insurers being subject to the strictest regulation. Twin Bridges is registered as a Class 3 insurer. We do not intend, at this time, to obtain a license for Twin Bridges to carry on long-term business. Long-term business includes life insurance and disability insurance with terms in excess of five years. General business broadly includes all types of insurance that is not long-term business.

Cancellation of Insurer’s Registration
      An insurer’s registration may be canceled by the Bermuda Monetary Authority on certain grounds specified in the Bermuda Insurance Act, including failure of the insurer to comply with its obligations under the Bermuda Insurance Act or if, in the opinion of the Bermuda Monetary Authority, the insurer has not been carrying on business in accordance with sound insurance principles.

Principal Representative
      An insurer is required to maintain a principal office in Bermuda and to appoint and maintain a principal representative in Bermuda. For the purpose of the Bermuda Insurance Act, the principal office of Twin Bridges is at our principal executive offices in Bermuda, and Twin Bridges’ principal representative is Quest Management Services Limited. Without a reason acceptable to the Bermuda Monetary Authority, an insurer may not terminate the appointment of its principal representative, and the principal representative may not cease to act as such, unless thirty days’ notice in writing to the Bermuda Monetary Authority is given of the intention to do so. It is the duty of the principal representative to notify the Bermuda Monetary Authority forthwith of his reaching the view that there is a likelihood of the insurer for which the principal representative acts becoming insolvent or that a reportable “event” has, to the principal representative’s knowledge, occurred or is believed to have occurred, and within fourteen days of such notification, to make a report in writing to the Bermuda Monetary Authority setting out all the particulars of the case that are available to the principal representative. Examples of such a reportable “event” include failure by the insurer to comply substantially with a condition imposed upon the insurer by the Bermuda Monetary Authority relating to a solvency margin or liquidity or other ratio.

Independent Approved Auditor
      Every registered insurer must appoint an independent auditor approved by the Bermuda Monetary Authority which we refer to as an approved auditor who will annually audit and report on the statutory financial statements, solvency certificate and declaration of statutory ratios. The statutory financial statements and the statutory financial return of the insurer, in the case of Twin Bridges, will be required to be filed annually with the Bermuda Monetary Authority. The approved auditor of Twin Bridges may be the same person or firm which audits Twin Bridges’ statutory financial statements and statutory financial returns and Twin Bridges’ financial statements prepared in accordance with U.S. generally accepted accounting principles. Twin Bridges’ approved auditor is currently PriceWaterhouseCoopers.

Loss Reserve Specialist
      As a registered Class 3 insurer, Twin Bridges will be required to submit annually an opinion of a loss reserve specialist, who must be approved by the Bermuda Monetary Authority, with its statutory financial return and statutory financial statement in respect of its loss and loss adjustment expense provisions. We have appointed Simon Lambert, FIA, MAAA, as our qualified loss reserve specialist.

Statutory Financial Statements
      Twin Bridges is required to file with the Bermuda Monetary Authority statutory financial statements no later than four months after its financial year end (unless specifically extended). The Bermuda Insurance Act prescribes rules for the preparation and form of such statutory financial statements (which include, in statutory form, a balance sheet, an income statement, a statement of capital and surplus and notes thereto). The insurer is required to give detailed information and analyses regarding premiums, claims, reinsurance and investments. The statutory financial statements are not prepared in accordance with U.S. generally accepted accounting principles and are distinct from the financial statements prepared for presentation to the insurer’s shareholders under the Companies Act, which financial statements will be prepared in accordance with U.S. generally accepted accounting principles. Twin Bridges, as a general business insurer, is required to submit the annual statutory financial statements as part of the annual statutory financial return. The statutory financial statements and the statutory financial return are retained by the Bermuda Monetary Authority and do not form part of the public records.

Annual Statutory Financial Return
      Twin Bridges is required to file with the Bermuda Monetary Authority a statutory financial return no later than four months after its financial year end (unless specifically extended). The statutory financial return for a Class 3 insurer includes, among other matters, a report of the approved auditor on the statutory financial statements of such insurer, the solvency certificates, the declaration of statutory ratios, the statutory financial statements and the opinion of the approved loss reserve specialist. The solvency certificates must be signed by the principal representative and at least two directors of the insurer who are required to certify, among other matters, whether the minimum solvency margin has been met and whether the insurer complied with the conditions attached to its certificate of registration. The approved auditor is required to state whether in its opinion it was reasonable for the directors to so certify. Where an insurer’s accounts have been audited for any purpose other than compliance with the Bermuda Insurance Act, a statement to that effect must be filed with the statutory financial return.

Solvency Margin and Restrictions on Dividends and Distributions
      Under the Bermuda Insurance Act, the value of the general business assets of a Class 3 insurer must exceed the amount of its general business liabilities by an amount greater than the prescribed solvency margin. Twin Bridges is required, with respect to its general business, to maintain a minimum solvency margin equal to the greatest of:

(A)	$1,000,000

(B)	Net Premium Written (“NPW”)	Prescribed Amount

	Up to $6,000,000	20% of net premium written (“NPW”)

	Greater than $6,000,000	The aggregate of $1,200,000 and 15% of the amount by which NPW exceeds $6,000,000 in that year; and

(C)	15% of the aggregate of the insurer’s loss expense provisions and other general business insurance reserves.
Generally, NPW equals gross premium written after deduction of any premium ceded by the insurer for reinsurance.
      Twin Bridges is prohibited from declaring or paying any dividends during any financial year if it is in breach of its solvency margin or minimum liquidity ratio or if the declaration or payment of such dividends would cause it to fail to meet such margin or ratio. In addition, if it has failed to meet its minimum solvency margin or minimum liquidity ratio on the last day of any financial year, Twin Bridges will be prohibited, without the approval of the Bermuda Monetary Authority, from declaring or paying any dividends during the next financial year. Twin Bridges is prohibited, without the approval of the Bermuda Monetary Authority, from reducing by 15% or more its total statutory capital as set out in its previous year’s financial statements, and any application for such approval shall provide such information as the Bermuda Monetary Authority may require. In addition, if Twin Bridges at any time fails to meet its solvency margin, it will be required, within thirty days after becoming aware of such failure or having reason to believe that such failure has occurred, to file with the Bermuda Monetary Authority a written report containing certain information as outlined in the Bermuda Insurance Act.
      Under the Companies Act, Twin Bridges may not declare or pay a dividend, or make a distribution from contributed surplus, if there are reasonable grounds for believing that it is, or would after the payment be, unable to pay its liabilities as they become due, or if the realizable value of its assets would be less than the aggregate of its liabilities and its issued share capital and share premium accounts.

Minimum Liquidity Ratio
      The Bermuda Insurance Act provides a minimum liquidity ratio for general business insurers. An insurer engaged in general business is required to maintain the value of its relevant assets at not less than 75% of the amount of its relevant liabilities. Relevant assets include cash and time deposits, quoted investments, unquoted bonds and debentures, first liens on mortgage loans on real estate, investment income due and accrued, accounts and premiums receivable, reinsurance balances receivable and funds held by ceding reinsurers. There are certain categories of assets which, unless specifically permitted by the Bermuda Monetary Authority, do not automatically qualify as relevant assets, such as unquoted equity securities, investments in and advances to affiliates and real estate and collateral loans. The relevant liabilities are total general business insurance reserves and total other liabilities less deferred income tax and sundry liabilities and letters of credit, guarantees and other instruments (by interpretation, those not specifically defined).

Supervision, Investigation and Intervention
      The Bermuda Monetary Authority may appoint an inspector with extensive powers to investigate the affairs of an insurer if the Bermuda Monetary Authority believes that an investigation is required in the interest of the insurer’s policyholders or persons who may become policyholders. In order to verify or supplement information otherwise provided to the Bermuda Monetary Authority, the Bermuda Monetary Authority may direct an insurer to produce documents or information relating to matters connected with the insurer’s business.
      If it appears to the Bermuda Monetary Authority that there is a risk of the insurer becoming insolvent, or that it is in breach of the Bermuda Insurance Act or any conditions imposed upon its registration, the Bermuda Monetary Authority may, among other things, direct the insurer:

•	not to take on any new insurance business;

•	not to vary any insurance contract if the effect would be to increase the insurer’s liabilities;

•	not to make certain investments;

•	to realize certain investments;

•	to maintain in, or transfer to the custody of, a specified bank, certain assets;

•	not to declare or pay any dividends or other distributions or to restrict the making of such payments; and/or

•	to limit its premium income.

Disclosure of Information
      In addition to powers under the Bermuda Insurance Act to investigate the affairs of an insurer, the Bermuda Monetary Authority may require the insurer (or certain other persons) to produce certain information to it. Further, the Bermuda Monetary Authority has been given powers to assist other regulatory authorities, including foreign insurance regulatory authorities, with their investigations involving insurance and reinsurance companies in Bermuda but subject to restrictions. For example, the Bermuda Monetary Authority must be satisfied that the assistance being requested is in connection with the discharge of regulatory responsibilities of the foreign regulatory authority. Further, the Bermuda Monetary Authority must consider whether cooperation is in the public interest. The grounds for disclosure are limited and the Bermuda Insurance Act provides sanctions for breach of the statutory duty of confidentiality.

Bermuda Guidance Notes
      The Bermuda Monetary Authority has issued the Guidance Notes, on the application of the Insurance Act in respect of the duties, requirements and standards to be complied with by persons registered under the Bermuda Insurance Act or otherwise regulated under it and the procedures and sound principles to be observed by such persons and by auditors, principal representatives and loss reserve specialists. In March 2005, the Bermuda Monetary Authority issued the Guidance Notes through its web site at www.bma.bm, which provides guidance on, among other things, the roles of the principal representative, approved auditor, and approved actuary and corporate governance for Bermuda insurers. The Bermuda Monetary Authority has stated that the Guidance Notes should be understood as reflecting the minimum standard that the Bermuda Monetary Authority expects insurers such as Twin Bridges and other relevant parties to observe at all times.

Controller Notification
      Each shareholder or prospective shareholder will be responsible for notifying the Bermuda Monetary Authority in writing of his becoming a controller, directly or indirectly, of 10%, 20%, 33% or 50% of CRM Holdings and ultimately Twin Bridges within 45 days of becoming such a controller. The Bermuda Monetary Authority may serve a notice of objection on any controller of Twin Bridges if it appears to the Bermuda Monetary Authority that the person is no longer fit and proper to be such a controller.

Certain other Considerations
      Although CRM Holdings is incorporated in Bermuda, we are classified by the Bermuda Monetary Authority as a non-resident of Bermuda for exchange control purposes. As a result, we may engage in transactions in currencies other than Bermuda dollars and there are no restrictions on its ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to U.S. residents who are holders of its common shares.
      Under Bermuda law, exempted companies are companies formed with the ability to conduct business outside Bermuda from a principal place of business in Bermuda. As “exempted” companies, neither we, nor our subsidiary Twin Bridges may, without the express authorization of the Bermuda legislature or under a license or consent granted by the Minister of Finance, participate in certain business transactions, including:

•	the acquisition or holding of land in Bermuda (except land held by way of lease or tenancy agreement which is required for its business and held for a term not exceeding 50 years, or which is used to provide accommodation or recreational facilities for its officers and employees and held with the consent of the Bermuda Minister of Finance, for a term not exceeding 21 years);

•	(subject to certain provisos) the taking of mortgages on land in Bermuda to secure an amount in excess of $50,000 (or whereby any such mortgage shall together with any other principal sum or sums received by any other mortgage or mortgages held by such company from the same mortgagor or mortgagors exceed the sum of $50,000);

•	to acquire any bonds, or debentures secured on any land in Bermuda, except bonds or debentures issued by the Government of Bermuda or a public authority of Bermuda; or

•	the carrying on of business of any kind or type for which it is not licensed in Bermuda, except in certain limited circumstances such as doing business with another exempted undertaking in furtherance of CRM Holdings’ or Twin Bridges’ business carried on outside Bermuda.
      Twin Bridges is a licensed insurer in Bermuda, and it is expected that it will be able to carry on activities from Bermuda that are related to and in support of its insurance business in accordance with its license.
      Shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003, and the Exchange Control Act 1972, and related regulations of Bermuda which regulate the sale of securities in Bermuda. In addition, specific permission is required from the Bermuda Monetary Authority, pursuant to the provisions of the Exchange Control Act 1972 and related regulations, for all issuances and transfers of securities of Bermuda companies, other than in cases where the Bermuda Monetary Authority has granted a general permission. The Bermuda Monetary Authority in its policy dated June 1, 2005 provides that where any equity securities, including our common shares, of a Bermuda company are listed on an appointed stock exchange, general permission is given for the issue and subsequent transfer of any securities of a company from and/or to a non-resident, for as long as any equities securities of such company remain so listed. The Nasdaq Global Select Market is deemed to be an appointed stock exchange under Bermuda law. Notwithstanding the above general permission, the Bermuda Monetary Authority has granted CRM Holdings permission to, subject to the common shares in CRM Holdings being listed on an appointed stock exchange, issue, grant, create, sale and transfer any of CRM Holdings’ shares, stock, bonds, notes (other than promissory notes), debentures, debenture stock, units under a unit trust scheme, shares in an oil royalty, options, warrants, coupons, rights and depository receipts, or collectively the Securities, to and among persons who are either resident or non-resident of Bermuda for exchange control purposes, whether or not the Securities are listed on an appointed stock exchange. The Bermuda Monetary Authority and the Registrar of Companies accept no responsibility for the financial soundness of any proposal or for the correctness of any of the statements made or opinions expressed in this prospectus.
      Under Bermuda law, there are no restrictions on the degree of foreign ownership, and neither we nor our subsidiary Twin Bridges is currently subject to taxes computed on profits or income or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax or to any foreign exchange controls in Bermuda. See “Material Tax Considerations  — Certain Bermuda Tax Considerations.”
      Under Bermuda law, non-Bermudians (other than spouses of Bermudians and permanent residents) may not engage in any gainful occupation in Bermuda without a work permit issued by the Bermuda Department of Immigration. Such work permits may be granted or extended upon showing that, after proper public advertisement, no Bermudian, or spouse of a Bermudian or individual holding a permanent resident certificate is available who meets the minimum standards for the advertised position. None of our executive officers is a Bermudian, and all such officers will be working in Bermuda under work permits. In April 2001, the Bermuda government announced a policy that places a six-year term limit on individuals with work permits, subject to certain exceptions for key employees. We expect to employ primarily non-Bermudians.
U.S. State and Federal Regulation

Credit for Reinsurance
      The self-insured groups we manage are required to purchase excess workers’ compensation coverage from a U.S. admitted insurer to cover claims that exceed a minimum level established by state law or regulation or by administrative determination. NY Marine & General and other insurers provide this coverage and we reinsure a portion of NY Marine & General’s coverage, through our subsidiary Twin Bridges.
      Admitted insurers, such as NY Marine & General, ordinarily will enter into a reinsurance agreement only if it can obtain credit for the reinsurance ceded on its statutory financial statements. In general, credit for reinsurance is allowed in the following circumstances:

•	if the reinsurer is licensed in the state in which the primary insurer is domiciled or, in some instances, in certain states in which the primary insurer is licensed;

•	if the reinsurer is an “accredited” or otherwise approved reinsurer in the state in which the primary insurer is domiciled or, in some instances, in certain states in which the primary insurer is licensed;

•	in some instances, if the reinsurer (a) is domiciled in a state that is deemed to have substantially similar credit for reinsurance standards as the state in which the primary insurer is domiciled and (b) meets financial requirements; or

•	if none of the above apply, to the extent that the reinsurance obligations of the reinsurer are secured appropriately, typically through the posting of a letter of credit for the benefit of the primary insurer or the deposit of assets into a trust fund established for the benefit of the primary insurer.
      Because Twin Bridges is not licensed, accredited or otherwise approved by or domiciled in any state in the United States, a U.S. admitted insurer, such as NY Marine & General, is generally only willing to cede business to us if we provide adequate security to allow it to take credit on its balance sheet for the reinsurance it purchases. We are only able to provide adequate security, typically through the posting of a letter of credit or deposit of assets into a reinsurance trust for the benefit of the U.S. admitted insurer, if we have in place a letter of credit facility or are otherwise able to provide necessary security. We currently have a facility with KeyBank National Association (“Keybank”) and informal arrangements with KeyBank and Smith Barney Citigroup, and through these arrangements we provide NY Marine & General with letters of credit as security for our aggregate liability under our reinsurance agreement with NY Marine & General. If we fail to maintain an adequate letter of credit facility on terms acceptable to us and are unable to otherwise provide the necessary security, insurance companies, such as NY Marine & General, may be unwilling to reinsure with us.

Operations of Twin Bridges
      Twin Bridges is not licensed or admitted to do business in the United States. The insurance laws of each state of the United States and of many other countries regulate or prohibit the sale of insurance and reinsurance within their jurisdictions by non-domestic insurers and reinsurers that are not admitted to do business within such jurisdictions. We do not intend to allow Twin Bridges to maintain an office or solicit, advertise, settle claims or conduct other insurance activities in any jurisdiction without a license, unless it can do so subject to an exemption from the licensing requirement or as an approved or accredited surplus lines insurer. We intend to operate Twin Bridges in compliance with the U.S. state and federal laws, however, it is possible that a U.S. regulatory agency may raise inquiries or challenges to this subsidiary’s insurance and reinsurance activities in the future. If Twin Bridges fails to respond to such inquiries or challenges in a manner that satisfies the regulatory agency, they may take legal or administrative action against Twin Bridges. Such action may have a material adverse effect on our reputation, business and financial condition.
New York and California Regulation of Self-Insurance Groups
      The groups we manage are subject to state law and regulation by workers’ compensation boards or similar authorities in New York and California, the states in which they operate. As part of our fee-based management services, we assist the groups we manage in complying with these laws and regulations. In addition, we become subject to these same laws and regulations arising from our activities in forming and marketing these self-insured groups.
      Although such requirements vary from state to state, each self-insured group must generally meet certain minimum requirements. For example, the members of a group must have and maintain a minimum aggregate net worth. In New York, with the exception of groups consisting of municipal corporations, each group must have and maintain a minimum combined annual payroll of group members, excluding payroll attributable to out-of-state employees of the members and uncovered employees.
      Regarding the composition of each group, in New York, homogeneity in the nature of the business activities of all members of a group must exist and each group must include only employers that have been in business for a period of time which is acceptable to the chair of the New York State Workers’ Compensation Board. In California, each group must be composed of employers in the same industry as defined under the California workers’ compensation statutes and regulations.
      As we form new groups, we must submit a comprehensive application to the applicable state regulatory agencies. These applications must include, among other things, a current payroll report for each member of the group and a description of the safety program, if any, proposed for the employer group. In New York, an actuarial feasibility study directed and certified by an independent qualified actuary and a report identifying the projected rate of contribution and assessments to be paid by each member for the first year of the group’s operation, and the manner in which such contributions and assessments were calculated, are also required. In

California, a feasibility study prepared by an independent risk management individual or firm is required. In addition, in connection with the formation of a new self-insured group, each new group will be required to deposit with the applicable regulatory agency securities, surety bonds and/or irrevocable letters of credit which may be liquidated by the regulatory agency in the event that the group is unable to pay its liabilities.
      After a group is formed, it is subject to a number of regulations with respect to its operations. Pursuant to these regulations, each group:

•	must receive approval from the applicable state regulatory agency prior to admitting a new member;

•	is required to purchase excess workers’ compensation coverage to cover loss above levels established by the applicable state regulatory agency;

•	must follow mandatory guidelines with respect to the investment of the funds collected by the group and must follow additional guidelines with respect to the use of the funds;

•	is subject to periodic audit and review of the group’s financial statements and contribution rates by the applicable regulatory agency; and

•	must maintain assets in an amount which exceeds its liabilities.
      In the event that a group is unable to maintain assets in an amount which exceeds its liabilities, the group may be limited in the amount of new members that it may add, may be required to assess its members in order to remedy such deficiency, deposit additional security with the applicable regulatory agency or, in certain circumstances, be dissolved.
      Each group is also subject to periodic reporting and disclosure requirements and must file with the applicable regulatory agency audited financial statements, actuarial reports and payroll reports. In California, the self-insured groups are required to periodically submit audited or reviewed financial statements of their members.
      Both we and the groups we manage in New York are subject to certain disclosure requirements and other regulations with respect to the solicitation of new members and the preparation of marketing material with respect to the groups.
      We are licensed by the New York Workers’ Compensation Board as a third party claims administrator in New York. Under California law, we are not permitted to manage the claims of the groups we manage in California. Therefore, our groups in California contract with an independent third party administrator to perform this task.
      Some of the regulations described above are undergoing review and are subject to change in both New York and California. For information concerning possible changes in the regulations in New York and California, see “Risk Factors — Risks Related to our Fee-Based Business — The regulations applicable to workers’ compensation self-insured groups and insurance brokers are undergoing review and are subject to change in both New York and California, and we may be adversely affected by any changes in those regulations.”
State Insurance Regulation
      Insurance companies are subject to extensive regulation and supervision by the department of insurance in the state in which they are domiciled and, to a lesser extent, other states in which they conduct business. Majestic is primarily subject to regulation and supervision by the California Department of Insurance. These state agencies have broad regulatory, supervisory and administrative powers, including, among other things, the power to grant and revoke licenses to transact business; license agents; set the standards of solvency to be met and maintained; determine the nature of, and limitations on, investments and dividends; approve policy forms and rates in some states; periodically examine an insurance company’s financial condition; determine the form and content of required financial statements including by prescribing statutory accounting standards; and periodically examine market conduct.

      Detailed annual and quarterly financial statements prepared in accordance with statutory accounting standards and other reports are required to be filed with the departments of insurance of the states in which we are licensed to transact business. The financial statements and condition are subject to periodic examination by the Department of Insurance.
      In addition, many states have laws and regulations that limit an insurer’s ability to withdraw from a particular market. For example, states may limit an insurer’s ability to cancel or not renew policies. Furthermore, certain states prohibit an insurer from withdrawing one or more lines of business from the state, except pursuant to a plan that is approved by the state insurance department. The state insurance department may disapprove a plan that may lead to market disruption. Laws and regulations that limit cancellation and non-renewal and that subject program withdrawals to prior approval requirements may restrict our ability to exit unprofitable markets.
      As a member of an insurance holding company, Majestic, our insurance company subsidiary, is subject to additional regulation by California, its domiciliary state, and the states in which transacts business. Pursuant to the insurance holding company laws of California, Majestic is required to register with the California Department of Insurance. In addition, Majestic is required to periodically report certain financial, operational and management data to the California Department of Insurance. All transactions within a holding company system affecting an insurer must have fair and reasonable terms, charges or fees for services performed must be reasonable, and the insurer’s policyholder surplus following any transaction must be both reasonable in relation to its outstanding liabilities and adequate for its needs. Notice to, and in some cases approval from, insurance regulators in California is required prior to the consummation of certain affiliated and other transactions involving Majestic.
      In addition, the insurance holding company laws of California require advance approval by the California Department of Insurance of any change in control of Majestic. “Control” is generally presumed to exist through the direct or indirect ownership of 10% or more of the voting securities of a domestic insurance company or of any entity that controls a domestic insurance company. In addition, insurance laws in many states contain provisions that require pre-acquisition notification to the insurance commissioners of a change in control of a non-domestic insurance company licensed in those states. Any future transactions that would constitute a change in control of Majestic, including a change of control of us, would generally require the party acquiring control to obtain the prior approval by the California Department of Insurance and may require pre-acquisition notification in applicable states that have adopted pre-acquisition notification provisions. Obtaining these approvals may result in a material delay of, or deter, any such transaction.
      These laws may discourage potential acquisition proposals and may delay, deter or prevent a change of control of us, including through transactions, and in particular unsolicited transactions, that some or all of our stockholders might consider to be desirable.
      Majestic’s ability to pay dividends is subject to restrictions contained in the insurance laws and related regulations of California. The insurance holding company laws in California require that ordinary dividends be reported to the California Department of Insurance at least 10 business days prior to payment of the dividend to shareholders. Extraordinary dividends may not be paid until 30 days after the Commissioner has received notice of the declaration of such extraordinary dividend and has either approved the payment of such extraordinary dividend or has not, within such 30-day period, disapproved of the payment. An extraordinary dividend is generally defined as a dividend that, together with all other dividends made within the past 12 months, exceeds the greater of 10% of the company’s statutory policyholders’ surplus as of the preceding December 31st or the net income from operations of the company for the 12-month period ending the previous December 31st. Statutory policyholders’ surplus, as determined under statutory accounting principles, or SAP, is the amount remaining after all liabilities, including loss and loss adjustment expenses, are subtracted from all admitted assets. Admitted assets are assets of an insurer prescribed or permitted by a state insurance regulator to be recognized on the statutory balance sheet. Insurance regulators have broad powers to prevent the reduction of statutory surplus to inadequate levels, and there is no assurance that extraordinary dividend payments will be permitted.

Federal Insurance Laws and Regulations
      As a provider of maritime workers’ compensation insurance, Majestic is subject to the USL&H Act, which generally covers exposures on the navigable waters of the United States and in adjoining waterfront areas, including exposures resulting from loading and unloading vessels. We are also subject to regulations related to the USL&H Act and the Merchant Marine Act of 1920, or the Jones Act. The USL&H Act, which is administered by the U.S. Department of Labor, provides medical benefits, compensation for lost wages and rehabilitation services to longshoremen, harbor workers and other maritime workers who are injured during the course of employment or suffer from diseases caused or worsened by conditions of employment. The Department of Labor has the authority to require us to make deposits to serve as collateral for losses incurred under the USL&H Act. The Jones Act is a federal law, the maritime employer provisions of which provide injured offshore workers, or seamen, with a remedy against their employers for injuries arising from negligent acts of the employer or co-workers during the course of employment on a ship or vessel.
      As a condition of authorization effective August 25, 2005, the U.S. Department of Labor implemented new regulations requiring insurance carriers authorized to write insurance under the USL&H Act or any of its extensions to deposit security to secure compensation payment obligations. The Department of Labor determines the amount of this deposit annually by calculating the carrier’s USL&H and extension Act obligation by state and by the percentage of those obligations deemed unsecured by those states’ guaranty funds. Majestic’s initial deposit obligation, mandated under the new regulation, is currently being determined by the U.S. Department of Labor.
      From time to time, various regulatory and legislative changes have been proposed in the insurance industry. Among the proposals that have in the past been or are at present being considered are the possible introduction of federal regulation in addition to, or in lieu of, the current system of state regulation of insurers and proposals in various state legislatures (some of which proposals have been enacted) to conform portions of their insurance laws and regulations to various model acts adopted by the NAIC. We are unable to predict whether any of these laws and regulations will be adopted, the form in which any such laws and regulations would be adopted, or the effect, if any, these developments would have on our operations and financial condition.
      On November 26, 2002, in response to the tightening of supply in certain insurance and reinsurance markets resulting from, among other things, the September 11, 2001 terrorist attacks, the Terrorism Risk Insurance Act of 2002 was enacted. In 2005, this law was extended and the extended law is referred to in this prospectus as the Terrorism Risk Act. The Terrorism Risk Act is designed to ensure the availability of insurance coverage for losses resulting from certain acts of terror in the United States of America. As extended, the law establishes a federal assistance program through the end of 2007 to help the property and casualty insurance industry cover claims related to future terrorism-related losses and requires such companies to offer coverage for certain acts of terrorism. By law, Majestic may not exclude coverage for terrorism losses from its workers’ compensation policies. Although Majestic is protected by federally funded terrorism reinsurance to the extent provided for in the Terrorism Risk Act, there are limitations and restrictions on this protection, including a substantial deductible that must be met, which could have an adverse effect on our financial condition or results of operations. Potential future changes to the Terrorism Risk Act, including a decision by Congress not to extend it past December 31, 2007, could also adversely affect us by causing our reinsurers to increase prices or withdraw from certain markets where terrorism coverage is required.
      Collectively bargained workers’ compensation insurance programs in California were enabled by S.B. 983, the workers’ compensation reform bill passed in 1993, and greatly expanded by the passage of S.B. 228 in 2003. Among other things, this legislation amended the California Labor Code to include the specific requirements for the creation of an alternative dispute resolution program for the delivery of workers’ compensation benefits. The passage of S.B. 228 made these programs available to all unionized employees, where previously they were available only to unionized employees in the construction industry.
      Our workers’ compensation operations are subject to legislative and regulatory actions. In California, where we have our largest concentration of business, significant workers’ compensation legislation was enacted twice in recent years. Effective January 1, 2003, legislation became effective which provides for increases in indemnity benefits to injured workers. Benefits were increased by an average of approximately 6% in 2003, approximately 7% in 2004 and by a further 2% in 2005. In September 2003 and April 2004, workers’ compensation legislation was enacted in California with the principal objective of reducing costs. The legislation contains provisions which primarily seek to reduce medical costs and does not directly impact indemnity payments to injured workers. The principal changes in the legislation that impact medical costs are

•	a reduction in the reimbursable amount for certain physician fees, outpatient surgeries, pharmaceutical products and certain durable medical equipment;

•	a limitation on the number of chiropractor or physical therapy office visits;

•	the introduction of medical utilization guidelines;

•	a requirement for second opinions on certain spinal surgeries; and

•	a repeal of the presumption of correctness afforded to the treating physician, except where the employee has pre-designated a treating physician.
The National Association of Insurance Commissioners
      The NAIC is a group formed by state insurance commissioners to discuss issues and formulate policy with respect to regulation, reporting and accounting of insurance companies. Although the NAIC has no legislative authority and insurance companies are at all times subject to the laws of their respective domiciliary states and, to a lesser extent, other states in which they conduct business, the NAIC is influential in determining the form in which such laws are enacted. The NAIC provides authoritative guidance to insurance regulators on current statutory accounting issues by promulgating and updating a codified set of statutory accounting practices in its Accounting Practices and Procedures Manual. The California Department of Insurance has adopted these codified statutory accounting practices.
      California has also adopted laws substantially similar to the NAIC’s risk-based capital laws, which require insurers to maintain minimum levels of capital based on their investments and operations. These risk-based capital requirements provide a standard by which regulators can assess the adequacy of an insurance company’s capital and surplus relative to its operations. Among other requirements, an insurance company must maintain capital and surplus of at least 200% of the risk-based capital computed by the NAIC’s risk-based capital model (known as the “Authorized Control Level” of risk-based capital). At December 31, 2005, the capital and surplus of Majestic exceeded 500% of the Authorized Control Level of risk-based capital.
      The NAIC’s insurance regulatory information system, or IRIS, key financial ratios, developed to assist insurance departments in overseeing the financial condition of insurance companies, are reviewed by experienced financial examiners of the NAIC and state insurance departments to select those companies that merit highest priority in the allocation of the regulators’ resources. IRIS identifies twelve industry ratios and specifies “usual values” for each ratio. Departure from the usual values on four or more of the ratios can lead to inquiries from individual state insurance commissioners as to certain aspects of an insurer’s business.
Statutory Accounting Practices, or SAP
      SAP are a basis of accounting developed to assist insurance regulators in monitoring and regulating the solvency of insurance companies. SAP is primarily concerned with measuring an insurer’s surplus to policyholders. Accordingly, statutory accounting focuses on valuing assets and liabilities of insurers at financial reporting dates in accordance with appropriate insurance law and regulatory provisions applicable in each insurer’s domiciliary state.
      Generally accepted accounting principles, or GAAP, are concerned with a company’s solvency, but such principles are also concerned with other financial measurements, such as income and cash flows. Accordingly, GAAP gives more consideration to appropriate matching of revenue and expenses and accounting for management’s stewardship of assets than does SAP. As a direct result, different assets and liabilities and different amounts of assets and liabilities will be reflected in financial statements prepared in accordance with GAAP as opposed to SAP.
      Statutory accounting practices established by the NAIC and adopted, in part, by the California regulators, determine, among other things, the amount of statutory surplus and statutory net income of Majestic and thus determine, in part, the amount of funds it has available to pay dividends to us.

MANAGEMENT
      The following table sets forth certain information regarding our executive officers and directors.

Name	Age	Title

Daniel G. Hickey, Jr.(3)	39	Chief Executive Officer and Chairman of the Board
Louis J. Viglotti, Esq.	50	General Counsel and Secretary
Chester J. Walczyk	51	Chief Operating Officer
James J. Scardino	53	Chief Financial Officer
John L. Sullivan	61	President and Chief Operating Officer of Majestic
Robert V. Polansky	41	Senior Vice President of Sales and Product Development
David M. Birsner(1)	39	Director
Daniel G. Hickey, Sr.(1)	62	Director
Keith S. Hynes(2)	54	Director and Deputy Chairman
Charles I. Johnston(3)	52	Director
Philip J. Magnarella(1)	69	Director
Salvatore A. Patafio(2)	62	Director
Louis Rosner, Esq.(2)	58	Director

(1)	Denotes Class I Director with term expiring in 2009.

(2)	Denotes Class II Director with term expiring in 2007.

(3)	Denotes Class III Director with term expiring in 2008.
Our bye-laws provide for a classified board comprised of three classes of three directors, with each class to serve a term of three years.
      Daniel G. Hickey, Jr. — Chief Executive Officer and Chairman of the Board. Mr. Hickey has served as our Chief Executive Officer since December 2006, as our Chairman of the Board from September 2005, and as President of CRM since its formation in 1999. Prior to December 2006, Mr. Hickey served as our Co-Chief Executive Officer from September 2005. He also has served as Chief Executive Officer and Chairman of the Board of Majestic since our acquisition of Embarcadero in November 2006, as President of Eimar and CRM CA, since 2001 and 2003, respectively, and as Chairman of the Board of Twin Bridges since 2003. Mr. Hickey has more than 15 years of insurance industry experience. Mr. Hickey graduated from Northeastern University with a B.A. in Finance (with concentrations in insurance and investments). Daniel G. Hickey, Jr. is the son of Daniel G. Hickey, Sr., who is one of our directors.
      Louis J. Viglotti, Esq. — General Counsel and Secretary. Mr. Viglotti has served as our General Counsel and Assistant Secretary since September 2005 and as our Secretary since December 2005. He also has served as General Counsel of CRM since 2001 and as General Counsel of Eimar and CRM CA since 2001 and 2003, respectively. He also has served as a Director of Twin Bridges since 2003. Mr. Viglotti has over 20 years of legal experience. Prior to 2001, he was a partner in the law firm of Vergilis, Stenger, Roberts, Pergament & Viglotti in Poughkeepsie, New York, and he continues to be associated with such firm as a contract attorney. Mr. Viglotti graduated from Marist College, with a B.A. in Pre-Law and holds a J.D. from Pace University School of Law.
      Chester J. Walczyk — Chief Operating Officer. Mr. Walczyk has served as our Chief Operating Officer since September 2005 and has served as Vice President of Loss Control of CRM from 2000 to January 2003, when he was promoted to Senior Vice President of Loss Control and Risk Management, which position he has also held at CRM CA since October 2003. In November 2004, he became Chief Operating Officer of CRM CA. In July 2005, he became Chief Operating Officer of CRM. Mr. Walczyk began his career in the industry in 1980 as a Loss Control Consultant. Mr. Walczyk holds the professional designation of Associate in

Risk Management (ARM) and has significant experience in the areas of risk management, underwriting, product development and marketing, which he has used to develop and present training seminars throughout the country. Mr. Walczyk graduated from the State University of New York at Buffalo with a B.S. in Industrial Technology.
      James J. Scardino — Chief Financial Officer. Mr. Scardino has served as our Chief Financial Officer since August 2005 and has served as Senior Vice President and Chief Financial Officer of CRM since August 2005. From 2003 to 2005, Mr. Scardino held the position of Senior Vice President, Finance with RSC Insurance Brokerage, Inc., where his responsibilities included financial management. From March 2000 until May 2003, Mr. Scardino was Executive Vice President of Allied American Insurance Agency, Inc., where he was responsible for program management. Mr. Scardino graduated from the University of California, Berkeley with a B.A. in Anthropology and holds an M.B.A. from the Amos Tuck School of Business at Dartmouth College.
      John L. Sullivan — President and Chief Operating Officer of Majestic. Mr. Sullivan has served as President and Chief Operating Officer of Majestic since our acquisition of Embarcadero in November 2006. From August 2001 until immediately prior to our acquisition of Embarcadero, Mr. Sullivan served as Chief Executive Officer and Chairman of the Board of Majestic. Since July 1988, Mr. Sullivan has served as President of Majestic. Mr. Sullivan graduated from California State University, Hayward with a B.S. in Business Administration and holds an M.B.A. from the University of California, Berkeley.
      Robert V. Polansky — Senior Vice President of Sales and Product Development. Mr. Polansky has served as our Senior Vice President of Sales and Product Development since December 2006. From 1999 until December 2006, Mr. Polansky was Executive Vice President of Gallagher Re, where his responsibilities included developing and implementing new products and managing a team of domestic reinsurance brokers. Mr. Polansky graduated from Providence College with a B.S. in Marketing and Finance.
      David M. Birsner — Director. Mr. Birsner has served as a member of our board of directors since September 2005. Since 1996, Mr. Birsner has served as an insurance broker for and a member of the board of directors of Hickey-Finn and Company, Inc., where his responsibilities have involved insurance sales and service. Mr. Birsner graduated from Siena College with a B.A. in Marketing.
      Daniel G. Hickey, Sr. — Director. Mr. Hickey has served as a member of our board of directors since September 2005. He has also served as a member of the board of managers of each of CRM, Eimar and CRM CA since 1999, 2001 and 2003, respectively, and as a Director of Twin Bridges since 2003. Mr. Hickey has served as President of Hickey-Finn and Company, Inc., an insurance brokerage firm, since 1980, where his responsibilities have involved sales and management functions. Mr. Hickey graduated from Marist College with a B.A. in Psychology. Daniel G. Hickey, Sr. is the father of Daniel G. Hickey, Jr., who is our Chief Executive Officer and Chairman of the Board.
      Keith S. Hynes — Director and Deputy Chairman. Mr. Hynes has served as a member of our board of directors since November 2005 and was appointed Deputy Chairman in December 2006. Mr. Hynes has served as Executive Vice President and Chief Financial Officer of Max Re Capital Ltd. since September 1999. Mr. Hynes has served as President of Grand Central Re since May 2001, and as a director of Max Europe Holdings and Max Insurance Europe since June 2003, a director of Max Re Diversified since October 2001, a director of Max Re Managers since January 2001 and a director of Max Re Europe since April 2000. From 1994 to 1999, Mr. Hynes held various senior management positions at Renaissance Re Holdings, Ltd. Prior to such time, Mr. Hynes held various positions, including Chief Financial Officer, at Hartford Steam Boiler Inspection and Insurance Co. From 1978 to 1983, he held various positions at Aetna Life and Casualty Company. Mr. Hynes is a chartered financial analyst admitted to the CFA Institute and has served as a director of DaVinciRe Holdings Ltd. since 2001. Mr. Hynes graduated from the State University of New York at Albany with a B.S. in math and computer science and holds an M.B.A. in Finance and Accounting from the Amos Tuck School of Business at Dartmouth College.
      Charles I. Johnston — Director. Mr. Johnston has served as a member of our Board of Directors since May 2006. Since April 2006, Mr. Johnston has been self-employed as a managing member of Johnston

Capital Management, LLC. Mr. Johnston served as Chief Executive Officer of Ladenburg Thalmann & Co. Inc., an investment brokerage firm, from April 2004 until March 2005. In addition, Mr. Johnston served as a managing director of Lehman Brothers, an investment banking institution, where his responsibilities included acting as the global head of the private client services group, from June 1996 until February 2004. Mr. Johnston graduated from Colgate University with a B.A. in Russian Studies and holds an M.B.A. from the Amos Tuck School of Business at Dartmouth College.
      Philip J. Magnarella — Director. Mr. Magnarella has served as a member of our board of directors since September 2005. Mr. Magnarella has significant experience working in various areas of education. From 1994 until 2004, Mr. Magnarella held various administrative and consulting positions with the Moore County Schools in Carthage North Carolina. From 2000 until 2004, Mr. Magnarella was also a program evaluator for Sandhills Community College and Hoke County Schools, both in North Carolina. Mr. Magnarella graduated from the State University College at Buffalo with a B.S. degree in Industrial Arts Education and holds an M.Ed from the State University New York at Buffalo in Counseling and Guidance, a CAS from the State University College, New Paltz, New York in Education Administration, and an Ed.D from Columbia University, New York, N.Y. in Education Administration.
      Salvatore A. Patafio — Director. Mr. Patafio has served as a member of our board of directors since September 2005. Mr. Patafio has more than thirty years of extensive experience in various aspects of human resources with IBM Corporation, most recently as Human Resources Manager, Commercial Alliances. From 2002 until 2004, Mr. Patafio held the position of Manager of Human Resources at Micron Technology. For more than five years prior to 2002, Mr. Patafio was a Human Resources Consultant at Dominion Semiconductor L.L.C. He is a graduate of the University of Bridgeport with a B.S. in Industrial and Labor Relations.
      Louis Rosner, Esq. — Director. Mr. Rosner has served as a member of our board of directors since September 2005. Mr. Rosner has been involved in the private practice of law, concentrating in employment, labor relations and related business matters, since 1985. Prior to such time he was a Board Attorney and Litigation Specialist with the National Labor Relations Board. Mr. Rosner graduated from Cornell University with a B.S. degree and holds a J.D. from Antioch School of Law.

Executive Compensation
      The following table sets forth the salaries and bonuses earned by our executive officers during the year ended December 31, 2005, 2004 and 2003. These individuals are referred to as the “named executive officers”.
      Our 2005 Long-Term Incentive Plan provides for the grant of incentive stock options, nonqualified stock options, restricted shares, stock appreciation rights, performance awards, restricted share units, phantom shares and other share based awards to our employees, consultants and directors, and employees, consultants and directors of our subsidiaries and affiliates.

		Annual Compensation			Long Term Compensation

					Awards		Payouts

						Securities
					Restricted	Underlying
				Other Annual	Stock	Options/	LTIP	All Other
Name and		Salary	Bonus	Compensation	Awards(s)	SARs	Payouts	Compensation
Principal Position	Year	($)	($)	($)	($)(1)	(#)	($)	($)(2)

Daniel G. Hickey, Jr.	2005	262,004	803,559	—	—	—	—	33,157
Chief Executive	2004	250,000	692,383					10,750
Officer	2003	250,000	431,906					32,049
Martin D. Rakoff(3)	2005	262,004	803,559	—	—	—	—	14,908
Former Co-Chief Executive Officer	2004	250,000	692,383					3,925
	2003	250,000	431,906					16,229
Louis J. Viglotti	2005	251,528	—	—	—	—	—	29,253
General Counsel	2004	250,000	—					4,016
	2003	189,088	—					25,960
Chester J. Walczyk	2005	137,250	15,000	—	97,500	—	—	22,009
Chief Operating Officer	2004	112,306	9,500					10,779
	2003	96,136	10,000					10,442
James J. Scardino	2005	107,671	—	—	195,000	—	—	—
Chief Financial Officer

(1)	These amounts are composed of shares granted under the 2005 Long-Term Incentive Plan, all of which shares will vest in three equal installments, commencing on the first anniversary of their date of grant. None of these shares is deemed outstanding under the laws of Bermuda until such shares vest. As of December 31, 2005, Mr. Walczyk’s 7,500 restricted shares had a fair value of $97,575 and Mr. Scardino’s 15,000 shares had a fair value of $195,150. We do not pay dividends on restricted shares.

(2)	These amounts are composed of life insurance policies for the benefit of the officers, health insurance, vehicle allowances, vehicle insurance and 401(k) matching contributions.

(3)	Effective as of December 28, 2006, Mr. Rakoff resigned as our Co-Chief Executive Officer and Deputy Chairman of our board of directors, and his employment agreement was terminated. See “Certain Relationships and Related Transactions — Other Agreements” for a description of the severance payments and other benefits Mr. Rakoff is entitled to receive as a result of the termination of his employment.
Our Board of Directors and Corporate Action
      Our bye-laws provide that the board of directors shall consist of not less than two or more than twenty directors, as determined by the shareholders at an annual general meeting of the shareholders, divided into three approximately equal classes. Our board of directors is presently comprised of three Class I directors whose initial term will expire at our 2009 annual shareholders’ meeting, three Class II directors whose initial term will expire at our 2007 annual shareholders’ meeting and three Class III directors whose initial term will expire at our 2008 annual shareholders’ meeting. Since Mr. Rakoff has resigned, we have referred the board vacancy left by Mr. Rakoff to our Nominating and Corporate Governance Committee who will be interviewing candidates for the position. We expect to fill the vacancy at our next regularly scheduled annual general meeting of shareholders. Keith S. Hynes has been appointed Deputy Chairman of our board. After the initial terms of these directors, the term of each class of directors elected shall be three years. Directors may only be removed prior to the expiration of such director’s term at a special meeting of shareholders called for that purpose. The appointment or removal of a director requires the simple majority of votes cast, in person or by proxy, at the meeting at which the proposal is put forth.
Board Committees
      Our board of directors has established an audit committee, compensation committee and nominating and corporate governance committee comprised entirely of independent directors.

Audit Committee
      The audit committee assists our board of directors in monitoring the integrity of our financial statements, the independent auditor’s qualifications and independence, performance of our independent auditors and our compliance with legal and regulatory requirements. The audit committee’s responsibilities also include appointing, reviewing, determining funding for and overseeing our independent auditors and their services. Further, the audit committee, to the extent it deems necessary or appropriate among other responsibilities, shall:

•	review and discuss with appropriate members of our management and the independent auditors our audited financial statements, related accounting and auditing principles, practices and disclosures;

•	review and discuss our audited annual and unaudited quarterly financial statements prior to the filing of such statements;

•	establish procedures for the receipt, retention and treatment of complaints we receive regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding our financial statements or accounting policies;

•	review reports from the independent auditors on all critical accounting policies and practices to be used for our financial statements and review the results of those audits; and

•	monitor the adequacy of our operating and internal controls as reported by management and the independent or internal auditors.
      Keith S. Hynes is the chairman of our audit committee, and the other members of our audit committee are Salvatore A. Patafio and Charles I. Johnston. Our board of directors has determined that all members of our audit committee satisfy current independence and experience requirements of the Nasdaq Global Select Market and the SEC.

Compensation Committee
      The compensation committee’s responsibilities include:

•	reviewing and approving corporate and individual goals and objectives relevant to the compensation of our executive officers;

•	evaluating the performance of our executive officers in light of such corporate and individual goals and objectives and, based on that evaluation, together with the other independent directors if directed by the board of directors, determining the base salary and bonus of the executives officers;

•	administering any management incentive plan, stock option plan or other similar plan we may adopt and approving all grants made pursuant to such plan; and

•	making recommendations to our board of directors regarding director compensation and any equity-based compensation plans.
      Salvatore A. Patafio is the chairman of our compensation committee, and the other members of our compensation committee are Philip J. Magnarella and Charles I. Johnston. We believe that each of these members qualifies as an independent director under the applicable listing standards of the Nasdaq Global Select Market.

Nominating and Corporate Governance Committee
      The nominating and corporate governance committee is responsible for assisting our board of directors by:

•	identifying individuals qualified to become directors for recommendation to our board of directors;

•	identifying and recommending for appointment to our board of directors, directors qualified to fill vacancies on any committee of our board of directors;

•	having sole authority to retain and terminate any consultant or search firm to identify director candidates and having sole authority to approve the consultant or search firm’s fees and other retention terms;

•	developing and recommending to the board a set of corporate governance principles and code of business conduct and ethics applicable to us; and

•	exercising oversight of the evaluation of the board and management.
      Philip J. Magnarella is the chairman of our nominating and corporate governance committee, and the other members of our nominating and corporate governance committee are Salvatore A. Patafio and Louis Rosner. We believe that each of these members qualifies as an independent director under the applicable listing standards of the Nasdaq Global Select Market.

Compensation Committee Interlocks and Insider Participation
      During fiscal 2005, none of our executive officers served on the board of directors or compensation committee of any other entity any of whose executive officers served on our board of directors or Compensation Committee.
Non-Employee Director Compensation
      Each of our non-employee directors receives annual compensation of $50,000 in cash and $25,000 in restricted common shares. Those directors who serve on our compensation committee or governance and nominating committee receive an additional $10,000 in cash for each committee on which such director serves, except that the chairperson of such committee receives $15,000 instead of $10,000. Those directors who serve on our audit committee receive an additional $25,000 in cash, except that the chairperson of such committee receives $50,000 instead of $25,000. The restricted common shares granted to our non-employee directors vest over three years, at a rate of one-third each year. We also reimburse our non-employee directors for any out-of-pocket expenses incurred by them in connection with services provided in such capacity.
2005 Long-Term Incentive Plan
      Our 2005 Long-Term Incentive Plan, or 2005 Plan, was adopted by our board of directors in November 2005. Our 2005 Plan provides for the grant of incentive stock options, nonqualified stock options, restricted shares, stock appreciation rights, performance awards, restricted share units, phantom shares and other share based awards to our employees, consultants and directors, and employees, consultants and directors of our subsidiaries and affiliates.
      Share Reserve. A total of 1,500,000 common shares are authorized for issuance under the 2005 Plan. Of these shares, no more than 1,000,000 may be issued upon exercise of incentive stock options under the plan. Appropriate adjustments will be made to the number of authorized shares under our 2005 Plan and to the shares subject to outstanding awards in the event of any large, special and non-recurring dividend or other distribution, recapitalization, share split, share dividend or other change in our capital structure in order to account for the changed circumstances.
      Shares subject to awards under the 2005 Plan which are canceled, forfeited, expired, settled in cash, settled by issuance of fewer shares than the number underlying the award or otherwise terminated, and shares surrendered to us as payment of exercise price, or withholding tax, will again become available for grants under the 2005 Plan to the extent not issued. Common shares granted to satisfy awards under the 2005 Plan may be authorized and unissued shares.
      No more than 500,000 shares may be subject to the total awards granted under the 2005 Plan to any individual participant in a given calendar year.
      Administration of Awards. Our compensation committee administers our 2005 Plan. The committee includes the appropriate number of outside directors with the appropriate qualifications in the case of awards intended to satisfy the independence or other requirements or exceptions under Code Section 162(m) for performance-based compensation, Rule 16b-3 under the Exchange Act, or any applicable exchange or quotation system rules. Subject to certain limitations, including as set forth in any employment agreement, the committee has the power and discretionary authority to determine the terms and conditions of the awards, including the individuals who will receive awards, the term of awards, the exercise price, the number of shares subject to each award, the limitations or restrictions on vesting and exercisability of awards, the acceleration of vesting or the waiver of forfeiture or other restrictions on awards, the form of consideration payable on exercise, whether awards will be adjusted for dividend equivalents, and the timing of grants. The committee also has the power to modify, amend or adjust the terms and conditions of outstanding awards, under certain limited circumstances, to create other share based awards for issuance under the 2005 Plan, to arrange for financing by broker-dealers, to establish award exercise procedures (including “cashless exercise”) and to establish procedures for payment of withholding tax obligations with cash or shares.
      Stock options. The committee may grant options that are intended to qualify as incentive stock options, or non-qualified options. The committee will determine the exercise price of options granted under our 2005 Plan, but except as required by law of a foreign jurisdiction or due to a merger, amalgamation or other corporate transaction, the exercise price of an option may not be less than 100% of fair market value of our common shares on the date the option is granted. For incentive stock options granted to any participant who owns at least 10% of the voting power of all classes of our outstanding shares prior to the application of our limitation on voting rights, the option award must not have a term longer than 5 years, and must have an exercise price that is at least 110% of fair market value of our common shares on the date of grant. No options may be granted for a term longer than ten years.
      Automatic Non-Employee Director Awards. Our 2005 Plan provides that all eligible non-employee directors will receive automatic nondiscretionary grants of restricted common shares under the plan. Annually on the date of the annual shareholders meeting, each non-employee director, subject to an annual evaluation overseen by the committee, will automatically be granted a restricted stock award with a fair market value of $25,000. At its discretion, our board is authorized to add or substitute grants of other such awards under the 2005 Plan, including stock options and restricted share units.
      Restricted Shares. Restricted share awards are common shares that vest in accordance with restrictions that are determined by the committee. The committee has the discretion to determine the individuals who will receive a restricted share award, the number of shares granted, when the shares will be paid to the participant, whether the shares will be issued at the beginning or the end of a restricted period, and any other terms and conditions with respect to vesting, deferral, payment options and other award characteristics as it deems appropriate. Pursuant to the terms of the 2005 Plan holders of restricted shares shall have the right to vote such restricted shares and to receive dividends declared with respect to our common shares to the same extent as a holder of our common shares that are not subject to any restrictions. Any award based solely on continued employment or the passage of time will generally vest ratably over a minimum three-year period, subject to certain exceptions for de minimis awards, death, disability or retirement. In the case of performance based awards, vesting will generally occur over a performance period of not less than one year. Generally, unless the committee decides otherwise, upon a participant’s termination of employment for any reason, restricted shares that have not vested are immediately forfeited to us.
      Restricted Share Units. Restricted share unit awards may consist of grants of restricted shares, which may be payable in installments or on a deferred basis. The restricted share units will contain such terms and conditions, which may include performance goals or other criteria, as the committee deems appropriate, and may be payable in cash, common shares, or a combination of both.

      Stock Appreciation Rights. Stock appreciation rights, or SARs, may be granted in conjunction with a related option, as tandem SARs, or separately as free standing SARs. SARs generally allow the participant to receive the appreciation on the fair market value of our common shares between the date of grant and the exercise date, for the number of our common shares with respect to which the SAR is being exercised or a cash payment equal in value to such common shares. Tandem SARs are generally exercisable based on certain terms and conditions of the underlying options. Free standing SARs are granted with a base price not less than 100% of the fair market value of our common shares on the date of grant and are subject to terms and conditions as determined by the committee. The committee may provide that SARs be payable in cash, in common shares, or a combination of both, and subject to any limitations or other conditions as it deems appropriate. SARs may be payable on a deferred basis only to the extent provided for in the participant’s award agreement.
      Performance Awards. Performance awards are awards that will result in a payment to a participant only if performance goals established by the committee are achieved or the awards otherwise vest. The committee will establish, in its discretion, performance goals, which will determine the value of awards, to be paid out to participants. The committee will also set the time periods during which the performance goals must be met. The performance goals may be based upon the achievement of certain financial, market or strategic business goals, as listed in the 2005 Plan. The committee will determine whether payment for performance unit and performance share awards will be made in cash, common shares or a combination of both cash and common shares.
      Phantom Shares. A phantom share is a hypothetical share having a value based on one common share. The committee may impose any restrictions or conditions upon the vesting of phantom share awards, and on the timing and method of delivery of consideration after the vesting of phantom share awards, as it deems appropriate. A phantom share award may be payable in cash, common shares, or a combination of both cash and common shares, and may provide for the payment of dividend equivalent amounts, as determined by the committee. An award agreement granting phantom shares may contain a maximum dollar amount payable under our 2005 Plan, as the committee so determines.
      Other Share Based Awards. The committee may create other forms of awards in addition to the specific awards described in our 2005 Plan which may be granted alone or in tandem with other awards under the 2005 Plan. The committee has complete authority to determine the persons to whom and the time or times at which such other share based awards will granted, the number of common shares, if any, to be granted, whether the value of the awards will be based on shares or cash, and any other terms and conditions.
      Effect of a Change in Control. In the event of a reorganization constituting a merger, amalgamation, consolidation, liquidation, dissolution or sale of all or substantially all of our assets, or a change in control in our ownership as defined in our 2005 Plan, and unless otherwise provided in an award agreement or a written employment agreement between us and a plan participant, generally, our board of directors, in its discretion, will provide that the successor corporation will assume each award or replace it with a substitute award, or the awards will become exercisable or vested in whole or in part upon written notice, or the awards will be surrendered for a cash payment, or any combination of the foregoing will occur. Except as may be otherwise provided in any employment agreement or other agreement between us and a participant, if a participant in the 2005 Plan is entitled to receive payments that would qualify as excess “parachute payments” under Section 280G of the Code, those payments may be reduced so that the participant is not subject to the excise tax under Section 4999 of the Code if such a reduction would result in the participant’s receiving a greater after-tax payment.
      Under the 2005 Plan, and unless otherwise defined in an award agreement or a written employment agreement between us and a plan participant, a change in control generally means (i) a person or group becomes the beneficial owner of securities constituting 40% or more of our voting power, (ii) two-thirds of our current board of directors (including any successors approved by two-thirds of our board of directors) cease to constitute at least two-thirds of the board of directors, (iii) a merger, consolidation or amalgamation of our company occurs, unless after the event, 60% or more of the voting power of the combined company is beneficially owned by the same persons as immediately before the event, or (iv) our shareholders approve a plan of complete liquidation or winding-up of the company, or the sale or disposition of all or substantially all of our assets.
      Additional Provisions. Our 2005 Plan will automatically terminate in 2015 unless our board of directors elects to terminate it sooner. In addition, our board of directors has the right to amend, suspend or terminate the 2005 Plan at any time provided that such action does not impair any award previously granted under the 2005 Plan. Amendments to the 2005 Plan will be submitted for shareholder approval to the extent required by applicable law or if such amendments would have certain other specified results. Our board of directors is authorized to adopt special provisions for employees residing outside the United States to the extent the committee deems it advisable for compliance with foreign tax, securities and other laws.
Employment Agreements

CRM Holdings
      We have employment agreements with our Chief Executive Officer, Daniel G. Hickey, Jr., our General Counsel, Louis J. Viglotti and our Senior Vice President — Sales and Product Development, Robert V. Polansky.

Messrs. Hickey and Viglotti
      Our employment agreements with Messrs. Hickey and Viglotti expire in December 2010 unless terminated earlier. After the initial five-year term, the term of each agreement shall be automatically renewed for successive one-year terms, unless either party delivers notice to the other party of its intention not to renew the term of the agreement. However, if a change of control occurs during the term, the term shall not expire earlier than two years after the date of such change of control. Any non-renewal of either employment agreement by us prior to the executive’s 62nd birthday shall be treated as a termination by us without cause, resulting in the severance payments described below. However, in the event that Messrs. Hickey or Viglotti is terminated for cause, they will not be entitled to a severance payment.

Compensation and Severance Arrangements for Mr. Hickey
      During the term of his employment agreement, Mr. Hickey will serve as a member of our Board. The agreement provides for an annual base salary of not less than $650,000, which will be reviewed by the compensation committee for increase no less than annually. Mr. Hickey is also eligible to receive an annual incentive award with a target award opportunity of 100% of his then-current base salary and a maximum bonus opportunity of no less than 200% of such salary based on performance criteria as determined annually by our compensation committee. If the criteria established by the compensation committee are not met, then Mr. Hickey could receive no bonus if so determined by the compensation committee. Mr. Hickey is also eligible to receive an additional producer incentive bonus of 2.5% of our net income, provided that net income is not less than $25,000,000. After the initial operating period in which net income reaches $25,000,000, the compensation committee may adjust all factors used to determine the producer incentive bonus. In addition, Mr. Hickey is eligible to participate in our long-term incentive compensation programs, as determined by the compensation committee, provided that his total compensation package (including base salary, the annual incentive award, the producer incentive bonus and the long-term incentive compensation) is targeted at no less than the 75th percentile of an appropriate group of peer companies as determined by the compensation committee. Mr. Hickey also has the right to lease a private aircraft for business purposes provided that he determines that such travel is reasonable.
      If we terminate Mr. Hickey’s employment agreement without cause, as defined in the employment agreement, prior to the end of the term, or if Mr. Hickey terminates his employment for good reason, as defined in the employment agreement, he will be entitled to receive: (i) his base salary up to the time of termination and the balance of any unpaid incentive award earned as of December 31 of the prior year; (ii) any pro rata unpaid annual incentive award and producer incentive bonus payable for the year in which termination occurs, assuming target performance would have been achieved; (iii) other and additional benefits then due or earned under our applicable plans and programs; (iv) the continuation of any welfare benefit programs for 36 months; and (v) the immediate vesting of stock options and performance awards and the right to exercise such awards within one year, the removal of all restrictions on restricted stock and deferred stock units and the vesting and settlement of any performance awards at target award levels. Mr. Hickey also will be entitled to receive severance pay equal to three times the sum of (A) such executive’s base salary immediately prior to the termination date and (B) the higher of (x) the annual incentive opportunity for the year in which the termination occurs assuming target performance would have been achieved and (y) the average annual incentive payment received over the prior two years and (C) the greatest producer incentive bonus he received for any of the three operating periods immediately preceding the termination date. If we terminate Mr. Hickey’s employment agreement for cause, or if he voluntarily terminates his employment, Mr. Hickey will be entitled to any unpaid base salary up to the time of termination plus the balance of any unpaid incentive award earned as of December 31 of the prior year and other benefits then due or earned under our applicable plans and programs. Upon termination for cause, Mr. Hickey’s equity awards will be settled in accordance with the terms and conditions of the applicable grant agreements.
      Mr. Rakoff was a party to an employment agreement with us that was substantially the same as our employment agreement with Mr. Hickey. Mr. Rakoff has resigned as a director and officer, and his employment agreement has been terminated pursuant to the mutual agreement of the parties thereto. In connection with the termination of his employment agreement, Mr. Rakoff is entitled to receive the payments and benefits described under “Certain Relationships and Related Transactions — Other Agreements.”

Compensation and Severance Arrangements for Mr. Viglotti
      Mr. Viglotti’s employment agreement provides for an annual base salary of not less than $300,000, which will be reviewed by the compensation committee for increase no less than annually. Mr. Viglotti is also eligible to receive an annual incentive award with a target award opportunity of 50% of his then-current base salary and a maximum bonus opportunity of no less than 75% of such salary based on performance criteria as determined annually by our compensation committee. If the criteria established by the compensation committee are not met, then Mr. Viglotti could receive no bonus if so determined by the compensation committee. In addition, Mr. Viglotti is eligible to participate in our long-term incentive compensation programs, as determined by the compensation committee.
      If we terminate Mr. Viglotti’s employment agreement without cause, as defined in the employment agreement, prior to the end of the term, or if Mr. Viglotti terminates his employment for good reason, as defined in the employment agreement, he will be entitled to receive: (i) his base salary up to the time of termination and the balance of any unpaid incentive award earned as of December 31 of the prior year; (ii) any pro rata unpaid annual incentive award payable for the year in which termination occurs, assuming target performance would have been achieved; (iii) other and additional benefits then due or earned under our applicable plans and programs; (iv) the continuation of any welfare benefit programs for 12 months; and (v) the immediate vesting of stock options and performance awards and the right to exercise such awards within one year, the removal of all restrictions on restricted stock and deferred stock units and the vesting and settlement of any performance awards at target award levels. Mr. Viglotti also will be entitled to receive severance pay equal to the sum of (A) his base salary immediately prior to the termination date and (B) the higher of (x) the annual incentive opportunity for the year in which the termination occurs assuming target performance would have been achieved and (y) the average annual incentive payment received over the prior two years. If we terminate the employment agreement of Mr. Viglotti for cause, or if he voluntarily terminates his employment, he will be entitled to any unpaid base salary up to the time of termination plus the balance of any unpaid incentive award earned as of December 31 of the prior year and other benefits then due or earned under our applicable plans and programs. Upon termination for cause, his equity awards will be settled in accordance with the terms and conditions of the applicable grant agreements.

Other General Terms
      If Messrs. Hickey or Viglotti become subject to excise taxes equal to or exceeding 20% of any severance payments which we are obligated to pay, we have agreed to make a gross-up payment for any excise taxes to which such executive may become subject, such that after payment by such executive of all taxes and interest and penalties with respect to such taxes imposed upon the gross-up payment, the executive retains an amount of the gross-up payment equal to the excise taxes.
      Cause, good reason and change of control are defined in each of Mr. Hickey’s and Mr. Viglotti’s employment agreement as follows:
      Cause includes: (i) willful breach of the confidentiality, litigation cooperation, nondisparagement, non-disclosure, non-competition or non-solicitation provisions of the employment agreement; (ii) conviction of, or plea of nolo contendere to, any felony that is materially and demonstrably injurious to our financial condition or reputation; (iii) willful gross neglect or misconduct in the performance of duties under the employment agreement that is demonstrably injurious to our financial condition or reputation; or (iv) misconduct resulting in a restatement of our financial statements due to material noncompliance with the financial reporting requirements of the Sarbanes-Oxley Act of 2002.
      Good reason includes: (i) a material adverse change to the executive in his positions, titles or offices, status, rank, nature of responsibilities, or authority within us and our subsidiaries, or his removal from or failure to re-elect him to or nominate him to any such positions or offices, including as a member of our Board in the case of Mr. Hickey, after his delivery of written notice to (a) our Board, in the case of Mr. Hickey, or (b) our Chief Executive Officer, in the case of Mr. Viglotti, and a ten-day cure period; (ii) an assignment of duties to the executive which are inconsistent with his status as (a) our Chief Executive Officer, in the case of Mr. Hickey or (b) General Counsel, in the case of Mr. Viglotti; (iii) a decrease in either annual base salary or target annual incentive award opportunity below (a) 100% of base salary, in the case of Mr. Hickey or (b) 50% of base salary, in the case of Mr. Viglotti; (iv) our failure to perform any material obligation under, or our breach of any material provision of, the employment agreement that remains uncured for thirty days; (v) any material increase in travel time required of the executive at our demand and without the consent of the executive, in the performance of his duties; (vi) the relocation of our corporate offices outside a thirty five-mile radius of our then corporate offices; (vii) any failure to secure the agreement of any successor corporation or other entity to us to fully assume our obligations under the employment agreement; and (viii) any material breach by us of this agreement.
      A change of control occurs where:

•	A person or group acquires beneficial ownership, directly or indirectly, of our securities representing 20% or more of the combined voting power in the election of directors of our then-outstanding securities or of any successor to us;

•	During any period of two consecutive years, individuals constituting our Board and any new directors (other than directors designated by a person or group who has entered into an agreement with us to effect a change of control) whose election or nomination for election was approved by at least two-thirds of our Board who either were directors at the beginning of the two-year period or whose election or nomination for election was previously so approved (but excluding any directors whose initial assumption of office results from an actual or threatened election contest or solicitation of proxies or consents not made on behalf of our Board) cease for any reason to constitute at least a majority of our Board;

•	Our shareholders approve any merger, amalgamation or consolidation or statutory share exchange as a result of which our common shares shall be changed, converted or exchanged (other than a merger or share exchange with one of our wholly-owned subsidiaries) or our liquidation or sale or disposition of 50% or more of our assets or earning power; or

•	Approval by our shareholders of any merger, amalgamation consolidation or statutory share exchange to which we are a party as a result of which the persons who were shareholders immediately prior to the effective date of such merger, amalgamation consolidation or statutory share exchange shall have beneficial ownership of less than 50% of the combined voting power in the election of directors of the surviving corporation following the effective date of such merger, amalgamation, consolidation or statutory share exchange.

      During the term of the agreement plus an additional 12 months thereafter (except in the case of a termination of executive’s employment by us without cause or by the executive for good reason or upon his retirement with respect to the executive’s non-compete covenant), each of Messrs. Hickey and Viglotti has agreed not to engage in any business competitive with us or to induce our employees to terminate their employment or to solicit our customers. We agree to indemnify each officer under his respective employment agreement for certain liabilities incurred by reason of the fact of his service to us and to maintain a directors’ and officers’ liability insurance policy covering such officer.

Mr. Polansky
      Our employment agreement with Mr. Polansky expires in December 2009 unless terminated earlier. After the initial three-year term, the term of the agreement shall be automatically renewed for successive one-year terms, unless either party delivers notice to the other party of its intention not to renew the term of the agreement. Any non-renewal of the employment agreement by us that is treated as a termination by us without cause, will result in the severance pay described below. However, in the event that Mr. Polansky is terminated for cause, he will not be entitled to severance pay.

Compensation and Severance Arrangement
      Mr. Polansky’s employment agreement provides for an annual base salary of $250,000, which will be reviewed by our compensation committee for increase no less than annually. Mr. Polansky is also eligible to receive an annual incentive award with a target opportunity of 40% of his base salary and an annual bonus of 50% of his base salary with a targeted annual grant of restricted common shares having a fair market value equal to 30% of his base salary amount. For the 2007 performance period, Mr. Polansky’s annual incentive award will be no less than $50,000, provided that he does not voluntarily terminate his employment agreement with us prior to the date such bonuses are paid to our executives in 2008. In addition, Mr. Polansky’s employment agreement provides for signing bonuses of $35,000 in cash and $187,500 in restricted common shares, which will vest in three equal annual installments commencing on the first anniversary of the initial employment date.
      If we terminate Mr. Polansky’s employment agreement without cause, as defined in the employment agreement, prior to the end of the term, or if Mr. Polansky terminates his employment for good reason, as defined in the employment agreement, he will be entitled to receive: (i) his unpaid base salary up to the time of termination and the balance of any unpaid incentive awards earned as of December 31 of the prior year; (ii) any pro rata unpaid annual incentive award payable for the year in which termination occurs, assuming target performance; (iii) other and additional benefits then due or earned under our applicable plans and programs; and (iv) the continuation of any welfare benefit programs for 12 months. Mr. Polansky also will be entitled to receive severance pay equal to the sum of (A) his base salary amount immediately prior to the termination date (unless a reduction in Mr. Polansky’s base salary is the reason Mr. Polansky terminates his employment for good reason, in which case, his base salary amount prior to any such reduction) and (B) his annual incentive opportunity (assuming target performance) for the year in which the termination occurs. If we terminate the employment agreement of Mr. Polansky for cause, or if he voluntarily terminates his employment, he will be entitled to any unpaid base salary up to the time of termination plus the balance of any unpaid incentive award earned as of December 31 of the prior year and other or additional benefits then due or earned under our applicable plans and programs. Upon termination for cause, his equity awards will be settled in accordance with the terms and conditions of the applicable grant agreements.

Other General Terms
      If Mr. Polansky is deemed to be a “key employee” for purposes of Internal Revenue Code Section 409A, any severance payments which he is entitled to receive shall not be made until 6 months after termination of the employment agreement, if necessary to avoid incurring excise taxes under Internal Revenue Code Section 409A.

      Cause and good reason are defined as follows:
      Cause includes: (i) breach of the confidentiality, litigation cooperation, non-disparagement, non-competition or non-solicitation provisions of the employment agreement; (ii) conviction of, or plea of nolo contendere to, any felony, or any act that is materially and demonstrably injurious to our financial condition or reputation; (iii) engaging in conduct constituting gross neglect or misconduct in carrying out duties under the employment agreement that is demonstrably injurious to our financial condition or reputation; and (iv) misconduct resulting in a restatement of our financial statements due to material non-compliance with any financial reporting requirement within the meaning of Section 304 of The Sarbanes-Oxley Act of 2002.
      Good reason includes: (i) our failure to perform any material obligation under, or our breach of any material provision of, the employment agreement that is not cured within 30 days; (ii) the relocation of our corporate offices outside a 50-mile radius of our corporate offices which increases Mr. Polansky’s commute by 50 miles; and (iii) any failure to secure the agreement of any successor corporation (or other entity) to fully assume our obligations under the employment agreement.
      Mr. Polansky has agreed not to engage in any business competitive with us or any of our subsidiaries, induce our employees to terminate their employment or solicit our customers for a period of 12 months after the termination of his employment. We agree to indemnify Mr. Polansky under his employment agreement for certain liabilities incurred by reason of the fact of his service to us and to maintain a directors’ and officers’ liability insurance policy covering Mr. Polansky, to the extent we provide such coverage for our other executive officers.

Majestic
      In connection with our acquisition of Embarcadero, Majestic entered into an employment agreement with its President and Chief Operating Officer, John L. Sullivan. Mr. Sullivan’s employment agreement expires in May 2008 unless terminated earlier. After the initial eighteen-month term, the term of the agreement shall be automatically renewed for successive one-year terms, unless either party delivers notice to the other party of its intention not to renew the term of the agreement. Any non-renewal of the employment agreement by Majestic that is treated as a termination by Majestic without cause, will result in the severance pay described below. However, in the event that Mr. Sullivan is terminated for cause, he will not be entitled to severance pay.

Compensation and Severance Arrangement
      Mr. Sullivan’s employment agreement provides for an annual base salary of $350,000, which will be reviewed by our compensation committee for increase no less than annually. Mr. Sullivan is also eligible to receive an annual incentive award with a target maximum opportunity of 75% of his current base salary based on performance criteria as determined annually by our compensation committee. If the criteria established by the compensation committee are not met, then Mr. Sullivan could receive no bonus if so determined by the compensation committee. We have also agreed to issue Mr. Sullivan a number of restricted common shares having a fair market value equal to 75% of Mr. Sullivan’s base salary, which will vest in three equal annual installments commencing on the first anniversary of the issuance of the restricted common shares. In addition, Mr. Sullivan is eligible to participate in our long-term incentive compensation programs, as determined by the compensation committee.
      If Majestic terminates Mr. Sullivan’s employment agreement without cause, as defined in the employment agreement, prior to the end of the term, or if Mr. Sullivan terminates his employment for good reason, as defined in the employment agreement, he will be entitled to receive: (i) his unpaid base salary up to the time of termination and the balance of any unpaid incentive award earned as of December 31 of the prior year; (ii) any pro rata unpaid annual incentive award payable for the year in which termination occurs, assuming target performance would have been achieved; (iii) other and additional benefits then due or earned under Majestic’s applicable plans and programs; (iv) the continuation of any welfare benefit programs for 6 months; and (v) the immediate vesting of stock options, restricted stock awards and other long-term incentive compensation, if any. Mr. Sullivan also will be entitled to receive severance pay equal to his base salary for the lesser of 12 months and the balance of the term. If Majestic terminates the employment agreement of Mr. Sullivan for cause, or if he voluntarily terminates his employment, he will be entitled to any unpaid base salary up to the time of termination plus the balance of any unpaid incentive award earned as of December 31 of the prior year and other benefits then due or earned under Majestic’s applicable plans and programs. Upon termination for cause, his equity awards will be settled in accordance with the terms and conditions of the applicable grant agreements.

Other General Terms
      If Mr. Sullivan is deemed to be a “key employee” for purposes of Internal Revenue Code Section 409A, any severance payments which he is entitled to receive shall not be made until 6 months after termination of the employment agreement, if necessary to avoid incurring excise taxes under Internal Revenue Code Section 409A.
      Cause and good reason are defined as follows:
      Cause includes: (i) breach of the confidentiality, litigation cooperation, non-disparagement or non-solicitation provisions of the employment agreement or the non-competition provision of the Stock Purchase Agreement which we entered into with the former stockholders of Embarcadero with respect to our acquisition of Embarcadero; (ii) conviction of, or plea of nolo contendere to, any felony that is materially injurious to Majestic’s, CRM USA Holdings’ or CRM Holdings’ financial condition or reputation; (iii) engaging in conduct constituting misconduct or a knowing violation of law in carrying out duties under the employment agreement; or (iv) material failure to perform duties under the employment agreement.
      Good reason includes: (i) a material diminution or change, adverse to Mr. Sullivan, in his title or the nature of his responsibilities or authority within Majestic after his delivery of written notice to the Board of Majestic and a thirty-day cure period; (ii) a decrease in either annual base salary or target annual incentive award opportunity of 75% of base salary; (iii) Majestic’s failure to perform any material obligation under, or its breach of any material provision of, the employment agreement that remains uncured for thirty days after written notice to the Board of Majestic by Mr. Sullivan; (iv) any material increase in travel time required of Mr. Sullivan at Majestic’s request and without the consent of Mr. Sullivan, in the performance of his duties; and (v) the relocation of Majestic’s corporate offices outside the City or County of San Francisco.
      During the first 36 months following the consummation of our acquisition of Embarcadero, Mr. Sullivan has agreed not to engage in any business competitive with us, and during the initial term of the agreement plus an additional 12 months thereafter Mr. Sullivan has agreed not to induce our employees to terminate their employment or to solicit our customers.
      We do not currently maintain key man life insurance policies with respect to any of our employees.

PRINCIPAL SHAREHOLDERS
      The following table sets forth the total number and percentage of our voting common shares beneficially owned on December 29, 2006 by: (1) each person known to us to be the beneficial owner of more than 5% of any class of our outstanding voting shares; (2) each director; (3) each of our Named Executive Officers; and (4) all executive officers and directors as a group. Except as otherwise noted below, the address of each of the persons in the table is c/o CRM Holdings Ltd., P.O. Box HM 2062, Hamilton HM HX, Bermuda.

	Shares Beneficially
	Owned

Beneficial Owner	Number(1)	Percent

Daniel G. Hickey, Sr.	1,803,895	11.7
Daniel G. Hickey, Jr.(2)	1,539,691	9.9
Martin D. Rakoff(3)	1,539,691	9.9
Louis J. Viglotti	390,738	2.5
Chester J. Walczyk	3,069	*
James J. Scardino	5,366	*
David M. Birsner	405,559	2.6
Keith S. Hynes	2,103	*
Charles I. Johnston	0	*
Philip J. Magnarella	1,704	*
Salvatore A. Patafio	204	*
Louis Rosner	1,204	*
Executive officers and directors as a group	5,693,224	36.7

(1)	Does not include the issuance of 210,597 restricted common shares to certain of our employees and additional restricted common shares to our non-employee directors that will vest in three equal annual installments beginning on the first anniversary of the respective grant dates. Such restricted common shares are not deemed to be outstanding under the laws of Bermuda until they vest.

(2)	Does not include 395,000 Class B shares, which are non-voting shares exchangeable for common shares, equal to 50.0% of the outstanding Class B shares.

(3)	Does not include 395,000 Class B shares, which are non-voting shares exchangeable for common shares, equal to 50.0% of the outstanding Class B shares. See “Selling Shareholders.” Mr. Rakoff’s address is 7030 Route 9, Rhinebeck, New York 12572.

*	Less than 1%.

SELLING SHAREHOLDERS
      The table below sets forth the name of the selling shareholders and the number of common shares that they are each offering pursuant to this prospectus. Except as noted in “Management” and in “Certain Relationships and Related Transactions,” none of the selling shareholders have, or within the past three years has had, any material relationship with us or any of our predecessors or affiliates, except as an officer and director. Except as otherwise noted below, the address of each of the selling shareholders is c/o CRM Holdings Ltd., P.O. Box HM 2062, Hamilton HM HX, Bermuda.
      Beneficial ownership and percentage ownership are determined in accordance with the rules of the SEC. To our knowledge, except as indicated in the footnotes to the following table and subject to community property laws where applicable, the persons named in this table has sole voting and investment power with respect to all of our common shares shown as beneficially owned by them.

			Shares to be	Percentage		Shares to be	Percentage
	Shares Beneficially		Sold Before	Before		Sold if Full	After Full
	Owned		Exercise of	Exercise of		Exercise of	Exercise of
	Prior to This Offering		Underwriter’s	Underwriter’s		Underwriter’s	Underwriter’s
			Over-	Over-		Over-	Over-
Name of	Common	Percentage	Allotment	Allotment		Allotment	Allotment
Beneficial Owner	Shares	of Class	Option	Option		Option	Option

Martin D. Rakoff(1)	1,934,691	12.45%			%	1,934,691	0%
Anthony Bottini, Jr.	236,988	1.5				236,988	0
Mark Bottini	236,988	1.5				236,988	0
Brian Bottini	236,988	1.5				236,988	0
Dominick Diaferia	236,988	1.5				236,988	0

1.	Includes 395,000 Class B shares which will be exchanged for 395,000 common shares upon the consummation of the offering. Mr. Rakoff’s address is 7030 Route 9, Rhinebeck, New York 12572.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
Restructuring
      Prior to the consummation of the restructuring, certain members of our management team, including Daniel G. Hickey, Jr. and Louis J. Viglotti, as well as ten other individuals, including Daniel G. Hickey, Sr. and David M. Birsner, two of our directors, and Martin D. Rakoff, our former Co-Chief Executive Officer, were the beneficial owners of CRM, CRM CA, Eimar and Twin Bridges. We sometimes refer to these owners in this prospectus as the “former owners.”
      In November 2005, CRM and Eimar distributed to their former owners an aggregate of $1,090,077 in respect of the previously undistributed earnings and profits of CRM, Eimar and Twin Bridges from their inception through October 31, 2005. These amounts were paid from the working capital of CRM and Eimar. We refer to these distributions in this prospectus as the “Distributions.” In connection with our restructuring, we agreed to indemnify the former owners for an amount intended to approximate the amount of U.S. federal income taxes, if any, that would be payable by them with respect to the combined net income, if any, for U.S. federal income tax purposes of CRM, Eimar and Twin Bridges for the period from November 1, 2005 through the consummation of the restructuring, computed, with respect to CRM and Eimar, on a cash basis as if such period were a taxable period. The amounts of the indemnification payments will be approximately $80,000 and will be paid from CRM’s working capital.
      Agency Captive was a licensed insurance broker that was owned by the former owners of CRM, Eimar and Twin Bridges. It was originally formed to underwrite a business unrelated to the self-insured groups managed by CRM. Agency Captive held the brokerage license that CRM and CRM CA used to place the excess coverage with U.S. admitted insurers and surety bonds, and received the commission income which was then remitted in full to CRM or CRM CA, as applicable. Effective January 9, 2006, however, CRM obtained the license as an insurance broker by the State of New York Insurance Department and all commissions relating to our New York groups are paid directly to CRM. A brokerage license for the state of California is maintained by Daniel G. Hickey, Jr., our Chief Executive Officer and Chairman of the Board and all commissions relating to our California groups are paid directly to CRM CA.
Other Agreements
      We conduct business with Hickey-Finn and Company, Inc., or Hickey-Finn, an insurance broker whose owners include Daniel G. Hickey, Sr., one of our directors and the father of Daniel G. Hickey, Jr., our Chief Executive Officer and Chairman of the Board. We pay broker commissions to Hickey-Finn for business placed with several of the self-insured groups that we manage. In addition, we lease office space and purchase various liability, property and casualty insurance coverage from Hickey-Finn. For the nine months ended September 30, 2006 and the years ended December 31, 2005, 2004 and 2003, we paid Hickey-Finn for its services and operating expenses $265,459, $282,782, $269,093 and $302,341, respectively. David M. Birsner, one of our directors, is an employee of Hickey-Finn.
      Eimar maintains office space in Poughkeepsie, New York. The offices consist of approximately 2,700 square feet. The office space is currently occupied on a month-to-month basis, without a lease. The annual payments for these premises are approximately $40,500. One of the lessors under this lease is Daniel G. Hickey, Sr., who is a director and one of our shareholders and is the father of Daniel G. Hickey, Jr., who is Chief Executive Officer and the Chairman of our Board of Directors.
      CRM has entered into a revolving credit facility with KeyBank, under which CRM is entitled to borrow up to $5.0 million until June 30, 2007. All of CRM’s obligations under the facility are secured by a lien on substantially all of CRM’s assets and, until October 2005, were also personally guaranteed by the former owners, including (i) Daniel G. Hickey, Jr., our Chief Executive Officer and Chairman of the Board, (ii) Martin D. Rakoff, our former Co-Chief Executive Officer and Deputy Chairman of the Board, (iii) Daniel G. Hickey, Sr., one of our directors and the father of Daniel G. Hickey, Jr., (iv) Village Holdings, LLC, of which Louis J. Viglotti, our General Counsel and Secretary, was a member and (v) David M. Birsner, one of our directors. In addition, Twin Bridges has entered into a loan agreement with KeyBank under which Twin Bridges is entitled to draw letters of credit in the principal amount of up to $7.0 million, which agreement expires on June 30, 2007, and has entered into a second letter of credit loan facility under which it was entitled to draw letters of credit in the principal amount of up to $9.0 million, which agreement also expires on June 30, 2007. Borrowings under both letter of credit facilities had been guaranteed by the same former owners mentioned above until October 2005.
      Prior to the completion of our initial public offering, our non-management former owners were entitled to distributions made by CRM in certain guaranteed amounts that were paid as part of selling, general and administrative expenses. Two of our non-management former owners were entitled to annual guaranteed payments of $80,000, and one of our non-management former owners was entitled to annual guaranteed payments of $20,000, in addition to any distributions that generally were made to all former owners from net income. For the years ended December 31, 2005 and 2004, Daniel G. Hickey, Sr., one of our directors and the father of Daniel G. Hickey, Jr., our Chief Executive Officer and Chairman of the Board, and Village Holdings LLC, of which Louis J. Viglotti, our General Counsel and Secretary, was a member, received guaranteed payments of $77,780 and $80,000, respectively, from CRM. In addition, David M. Birsner, one of our Directors, received guaranteed payments of $19,347 and $20,000, respectively, from CRM for the years ended December 31, 2005 and 2004. These guaranteed payments were made to the former owners who were not employees to provide a minimum return on their investment. These guaranteed payments ceased upon the closing of our initial public offering.
      In August 2004, we advanced to Martin D. Rakoff, who was then our Co-Chief Executive Officer and Deputy Chairman of the Board, $200,000 against his bonus earned and payable in December 2004. Mr. Rakoff paid us $1,825 in interest with respect to such advance. The $200,000 advance was later offset against the bonus earned and paid in December 2004. In December 2006, Mr. Rakoff resigned as a director of CRM Holdings and as an officer of CRM Holdings and its subsidiaries and his employment agreement has been terminated.
      We have entered into a separation agreement with Mr. Rakoff under which we will pay him:

•	$3,300,000 in 16 quarterly cash installments of $206,250, commencing on January 1, 2007 and continuing until October 1, 2010, subject to Mr. Rakoff’s continued compliance with the restrictive covenants described below and such payments are subject to delay to the extent necessary to avoid the imposition of any federal excise taxes;

•	a one-time payment of $162,000 in connection with Mr. Rakoff’s registration rights;

•	the welfare benefits to which he was entitled under his employment agreement for a period of three years;

•	all benefits accrued under any deferred compensation plan in which he participated, payable in accordance with the terms of such plan; and

•	reimbursement of professional financial advisory fees of up to $20,000.
      The severance agreement prohibits Mr. Rakoff from competing with us and from soliciting our employees and customers for a period ending on December 28, 2010 and provides for a general release by Mr. Rakoff of us and our officers and directors.
      In the event Mr. Rakoff does not sell all of his shares of our common stock in this offering, we have agreed to amend this registration statement or to file a new registration statement, and to use our reasonable best efforts to cause such amendment or registration statement to become and remain effective for a period of up to six months from the date of this prospectus, subject to extension under some circumstances, to enable the sale of Mr. Rakoff’s shares either through a sale in the public markets, through an underwriter, in private sales or otherwise. We have agreed to pay all of the costs and expenses of any such registration statement, other than any underwriters’ discounts, fees or commissions or brokers fees or commissions in connection with any such sales. We also have agreed to indemnify Mr. Rakoff against certain liabilities, including liabilities under the Securities Act of 1933.
      Cochran Caronia Waller LLC, an affiliate of the underwriter, represented the former owners of Embarcadero in connection with the sale of all of the outstanding shares of Embarcadero to us.

MATERIAL TAX CONSIDERATIONS
      The following summary of our taxation and the taxation of our shareholders is based upon current law and does not purport to be a comprehensive discussion of all the tax considerations that may be relevant to a decision to purchase shares. Legislative, judicial or administrative changes may be forthcoming that could affect this summary.
      The following legal discussion (including and subject to the matters and qualifications set forth in such summary) of the material tax considerations under (1) “Certain Bermuda Tax Considerations” is based upon the advice of Appleby Hunter Bailhache, Bermuda legal counsel and (2) “Certain U.S. Federal Income Tax Considerations” is based upon the advice of Kramer Levin Naftalis & Frankel LLP. Each of these firms has reviewed the relevant portion of this discussion (as set forth above) and believes that such portion of the discussion constitutes, in all material respects, a fair and accurate summary of the relevant income tax considerations relating to CRM Holdings and its subsidiaries and the ownership of CRM Holdings shares by investors that are U.S. Persons (as defined below). The advice of such firms does not include any factual or accounting matters, determinations or conclusions such as insurance accounting determinations or determinations pertaining to related person insurance income, amounts and computations and amounts or components thereof (for example, amounts or computations of income or expense items or reserves entering into related person insurance income computations) or facts relating to the business, income, reserves or activities of CRM Holdings and its subsidiaries. The advice of these firms relies upon and is premised on the accuracy of factual statements and representations made by CRM Holdings concerning the business and properties, ownership, organization, source of income and manner of operation of CRM Holdings and its subsidiaries. The discussion is based upon current law. Legislative, judicial or administrative changes or interpretations may be forthcoming that could be retroactive and could affect the tax consequences to holders of shares. The tax treatment of a holder of shares, or of a person treated as a holder of shares for U.S. federal income, state, local or non-U.S. tax purposes, may vary depending on the holder’s particular tax situation. Statements contained in this prospectus as to the beliefs, expectations and conditions of CRM Holdings and its subsidiaries as to the application of such tax laws or facts represent the view of management as to the application of such laws and do not represent the advice of counsel.

Prospective investors should consult their own tax advisors concerning the U.S. federal, state, local and non-U.S. tax consequences to them of owning shares.
Certain Bermuda Tax Considerations
      Bermuda does not currently impose any income, corporation or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax on us or our shareholders, other than shareholders ordinarily resident in Bermuda, if any. There is currently no Bermuda withholding or other tax on principal, interest or dividends paid to holders of the shares, other than holders ordinarily resident in Bermuda, if any. We cannot assure you that we or our shareholders will not be subject to any such tax in the future.
      CRM Holdings and Twin Bridges have received written assurance dated September 15, 2005 and December 29, 2003, respectively, from the Bermuda Minister of Finance under the Exempted Undertakings Tax Protection Act 1966 of Bermuda, as amended, that, if any legislation is enacted in Bermuda imposing tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of that tax would not be applicable to CRM Holdings or Twin Bridges or to any of their respective operations, shares, debentures or obligations until March 28, 2016; provided, that the assurance is subject to the condition that it will not be construed to prevent the application of such tax to people ordinarily resident in Bermuda, or to prevent the application of any taxes payable by CRM Holdings or Twin Bridges in respect of real property or leasehold interests in Bermuda held by them. We cannot assure you that we will not be subject to any such tax after March 28, 2016.
Certain U.S. Federal Income Tax Considerations
      The following discussion is a summary of certain U.S. federal income tax considerations relating to CRM Holdings, Twin Bridges, and CRM USA Holdings and its subsidiaries, and the ownership of our shares by investors who acquire such shares in this offering. As discussed further in this prospectus and based on our expected business, properties, ownership, organization, source of income and manner of operation, we believe that (1) no U.S. Person that owns shares in CRM Holdings directly or indirectly through foreign entities should be subject to treatment as a 10% U.S. Shareholder of a controlled foreign corporation, and (2) CRM Holdings should not be considered a passive foreign investment company for the year ended December 31, 2006. We have not sought and do not intend to seek an opinion of legal counsel as to whether or not we were a passive foreign investment company for the year ended December 31, 2006, or with respect to any other tax issues.
      This summary is based upon the Internal Revenue Code, the Treasury Regulations promulgated under the Internal Revenue Code, rulings and other administrative pronouncements issued by the IRS, judicial decisions, and the tax treaty between the United States and Bermuda (the “Bermuda Treaty”) all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. No advance ruling has been or will be sought from the IRS regarding any matter discussed in this prospectus. This summary is for general information only, and does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular investor in light of such investor’s investment or tax circumstances, or to investors subject to special tax rules, such as shareholders who own directly, or indirectly through certain foreign entities or through the constructive ownership rules of the Internal Revenue Code, 10% or more of the voting power or value of CRM Holdings (or how those ownership rules may apply in certain circumstances), tax-exempt organizations, dealers in securities, banks, insurance companies, persons that hold shares that are a hedge or that are hedged against interest rate or insurance risks or that are part of a straddle or conversion transaction, or persons whose functional currency is not the U.S. dollar. This summary generally does not discuss federal taxes other than income tax (such as the federal alternative minimum tax) or other U.S. taxes such as state or local income taxes. This summary assumes that an investor will acquire our shares in this offering and hold our shares as capital assets, which generally means as property held for investment. Prospective investors should consult their tax advisors concerning the consequences, in their particular circumstances, of the ownership of shares under U.S. federal, state, local and other tax laws.
      For U.S. federal income tax purposes and purposes of the following discussion, a “U.S. Person” means (1) a citizen or resident of the United States for U.S. tax purposes, (2) a corporation, partnership or other entity created or organized in the United States or under the laws of the United States or of any of its political subdivisions, (3) an estate the income of which is subject to U.S. federal income tax without regard to its source, (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. Persons have the authority to control all substantial decisions of the trust, as well as certain electing trusts or (5) other persons or entities treated for U.S. tax purposes as one of the foregoing. Special rules not discussed herein may apply to persons who hold shares through partnerships. Partners in partnerships holding common shares should consult their own tax advisors.

U.S. Taxation of CRM Holdings, Twin Bridges and CRM USA Holdings
      U.S. Income and Branch Profits Tax. A foreign corporation deemed to be engaged in the conduct of a trade or business in the U.S. will generally be subject to U.S. federal income tax (at a current maximum rate of 35%), as well as a 30% branch profits tax in certain circumstances, on its income which is treated as effectively connected with the conduct of that trade or business unless the corporation is entitled to relief under an applicable income tax treaty, as discussed below. Such tax, if imposed, would be based on effectively connected income computed in a manner generally analogous to that applied to the income of a U.S. corporation. Treasury Regulations provide that a foreign corporation is entitled to deductions and credits only if it timely files a U.S. federal income tax return (which requirement may be waived if the foreign corporation establishes that it acted reasonably and in good faith in its failure to timely file such return). The United States Tax Court recently invalidated this regulation. The government is appealing this decision. CRM Holdings and Twin Bridges intend to operate in such a manner that they will not be considered to be conducting a trade or business within the United States for purposes of U.S. federal income taxation. Whether a trade or business is being conducted in the United States is an inherently factual determination. Because the Internal Revenue Code, Treasury Regulations and court decisions fail to identify definitively activities that constitute being engaged in a trade or business in the United States, we cannot assure you that the IRS will not contend successfully that CRM Holdings and/or Twin Bridges are or will be engaged in a trade or business in the United States, and therefore be subject to U.S. federal income tax. CRM Holdings and Twin Bridges intend to file protective U.S. federal income tax returns on a timely basis in order to preserve the right to claim income tax deductions and credits if it is ever determined that they are subject to U.S. federal income tax.
      An insurance enterprise resident in Bermuda generally will be entitled to the benefits of the Bermuda Treaty if (1) more than 50% of its shares are owned beneficially, directly or indirectly, by individual residents of the United States or Bermuda or U.S. citizens and (2) its income is not used in substantial part, directly or indirectly, to make disproportionate distributions to, or to meet certain liabilities to, persons who are neither residents of either the United States or Bermuda nor U.S. citizens. Twin Bridges expects to be entitled to the benefits of the Bermuda Treaty. Assuming Twin Bridges is entitled to the benefits of the Bermuda Treaty, it will not be subject to U.S. federal income tax on any insurance income found to be effectively connected with a U.S. trade or business unless that trade or business is conducted through a permanent establishment in the United States. Whether business is being conducted in the United States through a permanent establishment is an inherently factual determination. Twin Bridges intends to conduct its activities so as not to have a permanent establishment in the United States, although we cannot assure you that it will achieve this result.
      Foreign corporations also are subject to U.S. withholding tax at a rate of 30% of the gross amount of certain “fixed or determinable annual or periodical gains, profits and income” derived from sources within the United States (such as dividends and certain interest on investments), to the extent such amounts are not effectively connected with the foreign corporation’s conduct of a trade or business in the United States. The tax rate is subject to reduction by applicable treaties. The Bermuda Treaty does not provide for such a reduction. Dividends, if any, paid by CRM USA Holdings to CRM Holdings will be subject to U.S. withholding tax at a rate of 30%.
      The United States also imposes an excise tax on insurance and reinsurance premiums paid to foreign insurers or reinsurers with respect to risks located in the United States unless waived by treaty. The Bermuda Treaty does not provide for such a waiver. The rate of tax applicable to premiums paid to Twin Bridges is 4% for insurance premiums and 1% for reinsurance premiums.
      CRM USA Holdings, CRM, CRM CA, Eimar, Embarcadero and Majestic are, or are taxed as, U.S. corporations. Each of them is subject to U.S. federal income taxation on its worldwide income at regular corporate rates (of which the maximum rate is currently 35%).
      Personal Holding Companies. Each of CRM Holdings’ U.S. subsidiaries could be subject to additional U.S. tax on a portion of its income if it is considered to be a personal holding company for U.S. federal income tax purposes. A corporation generally will be classified as a personal holding company for U.S. federal income tax purposes in a given taxable year if (1) at any time during the last half of such taxable year, five or fewer individuals (without regard to their citizenship or residency) own or are deemed to own (pursuant to certain constructive ownership rules) more than 50% of the stock of the corporation by value and (2) at least 60% of the corporation’s adjusted ordinary gross income, as determined for U.S. federal income tax purposes, for such taxable year consists of “personal holding company income.” Personal holding company income includes, among other things, dividends, certain interest, certain royalties, annuities and, under certain circumstances, rents. The personal holding company rules contain an exception for foreign corporations.
      If any of CRM Holdings’ subsidiaries were a personal holding company in a given taxable year, such corporation would be subject to personal holding company tax on its “undistributed personal holding company income” at a rate of 15%. For taxable years beginning after December 31, 2010, the personal holding company tax rate would be the highest marginal rate on ordinary income applicable to individuals, which is currently 35%.
      Although CRM Holdings believes that none of its subsidiaries is a personal holding company, we cannot provide assurance that this will be the case because of factors including legal and factual uncertainties regarding the application of the constructive ownership rules, the makeup of CRM Holdings’ shareholder base, the gross income of CRM Holdings or any of its subsidiaries and other circumstances that could change the application of the personal holding company rules to CRM Holdings’ subsidiaries. In addition, if any of CRM Holdings’ subsidiaries were to become a personal holding company, we cannot be certain that the amount of personal holding company income would be immaterial.
      Anti-Inversion Legislation. The American Jobs Creation Act of 2004 provides that, if a foreign corporation acquires substantially all of the assets of a U.S. corporation, and 80% or more of the stock of the foreign corporation (excluding new stock issued in a public offering related to the acquisition) is owned by former shareholders of the U.S. corporation by reason of their ownership of the U.S. corporation, the foreign corporation will be considered a U.S. corporation for U.S. federal income tax purposes. In the restructuring, the former owners contributed their interests in CRM and Eimar to CRM USA Holdings in return for common shares in CRM USA Holdings. The former owners then contributed their CRM USA Holdings shares to us in exchange for our common shares. In addition, the former shareholders of Twin Bridges contributed all of their shares in Twin Bridges to us in exchange for our common shares. Based on discussions with our professional advisors at the time of the restructuring, we believe the former owners did not obtain 80% or more of the stock of CRM Holdings (excluding the stock sold in our initial public offering) by reason of their ownership of CRM and Eimar, (i.e., we believe that Twin Bridges was worth more than 20% of the combined value of CRM, CRM CA, Eimar and Twin Bridges at that time). Accordingly, we do not expect to be adversely affected by the legislation. We cannot assure you that the IRS will agree with our conclusions. If the IRS successfully challenges our conclusions, we would be subject to United States federal income tax on our worldwide income at the rate applicable to U.S. corporations, which is currently 35%. This tax liability could have a material adverse effect on our business, financial condition and results of operations.

U.S. Taxation of Holders of Shares

Shareholders Who Are U.S. Persons
      Dividends. Subject to the discussion below relating to the potential application of the “controlled foreign corporation,” “related person insurance income,” and “passive foreign investment company” rules, distributions, if any, made with respect to our shares will constitute dividends for U.S. federal income tax purposes to the extent paid out of current or accumulated earnings and profits of CRM Holdings (as computed under U.S. tax principles). Certain dividends paid before 2011 to U.S. individuals and certain entities or trusts may be eligible for reduced rates of tax. Dividends paid by CRM Holdings are generally eligible for the reduced rate of tax if shares of CRM Holdings are readily tradable on an established securities market in the United States. Even in such case, however, dividends paid by CRM Holdings would not be eligible for the reduced rate of tax if CRM Holdings were to be a passive foreign investment company in the year in which the dividends are paid, or in the prior year, or if certain holding period and other requirements were not met by the shareholder receiving the dividend. Legislation had been introduced in the U.S. Senate, which, if enacted, would have provided that dividends received from CRM Holdings after the date of enactment would not be eligible for the reduced rate of tax. Dividends paid to entities taxed as corporations will not be eligible for the reduced rate of tax. Dividends paid by CRM Holdings generally will be foreign source income for U.S. federal income tax purposes and will not be eligible for the dividends-received deduction allowed to U.S. corporations under the Internal Revenue Code. The amount of any distribution in excess of the current and accumulated earnings and profits of CRM Holdings will first be applied to reduce a holder’s tax basis in the shares, and any amount in excess of tax basis will be treated as gain from the sale or exchange of such holder’s shares.
      Classification of CRM Holdings or Twin Bridges as a Controlled Foreign Corporation. In general, a foreign corporation is considered a controlled foreign corporation if “10% U.S. Shareholders” own more than 50% of the total combined voting power of all classes of voting stock of such foreign corporation, or the total value of all stock of such corporation. A 10% U.S. Shareholder is a U.S. Person who owns at least 10% of the total combined voting power of all classes of stock of the foreign corporation entitled to vote. Each 10% U.S. Shareholder of a foreign corporation that is a controlled foreign corporation for an uninterrupted period of thirty days or more during a taxable year, and that owns shares in the controlled foreign corporation directly or indirectly through foreign entities on the last day of the foreign corporation’s taxable year on which it is a controlled foreign corporation must include in its gross income for U.S. federal income tax purposes its pro rata share of the controlled foreign corporation’s “subpart F income,” even if the subpart F income is not distributed. Subpart F income generally includes, among other things, investment income such as dividends, interest and capital gains, and income from insuring risks located outside the insurer’s country of incorporation. For purposes of taking into account subpart F insurance income, a controlled foreign corporation also includes a foreign corporation in which more than 25% of the total combined voting power of all classes of stock (or more than 25% of the total value of the stock) is owned by 10% U.S. Shareholders on any day during the taxable year of such corporation, if the gross amount of premiums or other consideration for the reinsurance or the issuing of insurance contracts generating subpart F income exceeds 75% of the gross amount of all premiums or other consideration in respect of all risks. It is expected that all of Twin Bridges’ income will be considered subpart F insurance income. In addition, Twin Bridges may be considered a controlled foreign corporation under the related person insurance income rules discussed below.
      For purposes of determining whether the more-than-50% (or more-than-25%, in the case of insurance income) and 10% ownership tests have been satisfied, and therefore whether a corporation is a controlled foreign corporation, shares owned includes shares owned directly, indirectly through foreign entities or shares considered as owned by application of certain constructive ownership rules. Pursuant to those constructive ownership rules:

•	an individual is treated as owning stock owned by certain members of his or her family;

•	a corporation is treated as owning stock owned by a 50% or greater shareholder;

•	a partnership is treated as owning stock owned by its partners (regardless of their percentage ownership of the partnership); and

•	stock owned by a partnership or a corporation is treated as owned proportionately by the owners of the entity (in the case of corporations, only if the shareholder owns 10% or more of the stock of the corporation).
      Additional rules apply to trusts and estates. Operating rules apply to prevent reattribution of ownership in certain circumstances, as well as attribution that would cause stock to be treated as not owned by a U.S. person. Because the attribution rules are complicated and depend on the particular facts relating to each investor, you are urged to consult your own tax advisors regarding the application of the rules to your ownership of our shares.
      Due to the anticipated dispersion of CRM Holdings’ share ownership among holders and its bye-law provisions that impose limitations on the concentration of voting power of its voting shares and other factors, CRM Holdings believes that no U.S. Person that owns shares in CRM Holdings directly or indirectly through foreign entities should be subject to treatment as a 10% U.S. Shareholder of a controlled foreign corporation. These bye-law provisions are described in “Risk Factors — Risks Related to the Shares Sold in this Offering” and “Description of Share Capital — Voting Adjustments.” We cannot assure you, however, that the IRS will not challenge the effectiveness of these provisions for purposes of preventing controlled foreign corporation and 10% U.S. Shareholder status and that a court will not sustain such challenge. Investors who believe that they, directly, indirectly or constructively, may purchase ten percent or more of our common shares should consult their own tax advisors.

Related Person Insurance Income
      Generally. The controlled foreign corporation rules described above also apply (with certain modifications) to certain insurance companies that earn related person insurance income. For purposes of applying the controlled foreign corporation rules to foreign corporations that earn related person insurance income, a foreign corporation will be treated as a controlled foreign corporation if related person insurance income shareholders collectively own directly, indirectly through foreign entities or by application of the constructive ownership rules 25% or more of the stock of the corporation by vote or value. The term “related person insurance income shareholder” means any U.S. Person who owns, directly or indirectly through foreign entities, any amount (rather than stock possessing 10% or more of the total combined voting power) of the foreign corporation’s stock.
      Related person insurance income is defined as any “insurance income” attributable to policies of insurance or reinsurance with respect to which the person (directly or indirectly) insured is a “related person insurance income shareholder” of the foreign corporation or a “related person” to a related person insurance income shareholder. In general, and subject to certain limitations, “insurance income” is income (including premium and investment income) attributable to the issuing of any insurance or reinsurance contract which would be taxed under the provisions of the Internal Revenue Code relating to insurance companies if the income were the income of a domestic insurance company.
      For purposes of the related person insurance income rules, “related person” means someone who controls or is controlled by the related person insurance income shareholder or someone who is controlled by the same person or persons that control the related person insurance income shareholder. “Control” is measured by either more than 50% in value or more than 50% in voting power of stock, applying constructive ownership principles. A corporation’s pension plan is ordinarily not a “related person” with respect to the corporation unless the pension plan owns, directly or indirectly through the application of constructive ownership rules, more than 50%, measured by vote or value, of the stock of the corporation. In the case of a partnership, trust or estate, “control” means the ownership, directly or indirectly, of more than 50 percent (by value) of the beneficial interests in such partnership, estate or trust.
      If none of the exceptions described below applies, each U.S. Person who owns shares in CRM Holdings (and therefore, indirectly in Twin Bridges) on the last day of the tax year on which Twin Bridges is a controlled foreign corporation, will be required to include in its gross income for U.S. federal income tax purposes its share of related person insurance income of Twin Bridges for the U.S. Person’s taxable year that includes the end of Twin Bridges’ taxable year. This inclusion generally will be determined as if such related person insurance income were distributed proportionately only to such U.S. Persons holding shares at that date. The inclusion will be limited to the current-year earnings and profits of Twin Bridges reduced by the shareholder’s pro rata share, if any, of certain prior-year deficits in earnings and profits. Even if one or more of the exceptions to the related person insurance income rules applies, the general controlled foreign corporation rules described earlier may still apply to require 10% U.S. Shareholders to include in income their pro rata share of related person insurance income, among other things.
      Related Person Insurance Income Exceptions. The special related person insurance income rules described above will not apply to Twin Bridges if (1) direct or indirect insureds and persons related to such insureds, whether or not U.S. Persons, own, at all times during Twin Bridges’ taxable year directly or indirectly, less than 20% of the voting power and less than 20% of the value of the stock of Twin Bridges (the “20% Ownership Exception”), (2) related person insurance income, determined on a gross basis, is less than 20% of Twin Bridges’ gross insurance income for the taxable year (the “20% Gross Income Exception”), (3) Twin Bridges elects to be taxed on its related person insurance income as if the related person insurance income were effectively connected with the conduct of a U.S. trade or business and to waive all treaty benefits with respect to related person insurance income and meets certain other requirements or (4) Twin Bridges elects to be treated as a U.S. corporation for U.S. tax purposes. Twin Bridges intends to monitor its share ownership in order to operate in a manner that is designed to ensure that it qualifies for either the first or second exception to the related person insurance income rules.
      Computation of Related Person Insurance Income. In order to determine how much related person insurance income Twin Bridges has earned in each taxable year, CRM Holdings intends to obtain and rely upon information from Twin Bridges’ insureds and reinsureds to determine whether any of the insureds, reinsureds or other persons related to such insureds or reinsureds own shares of CRM Holdings and are U.S. Persons. CRM Holdings may not be able to determine whether any of the underlying insureds of the insurance companies to which Twin Bridges provides insurance or reinsurance are related person insurance income shareholders or related persons to such shareholders. Consequently, CRM Holdings may not be able to determine accurately the gross amount of related person insurance income earned by Twin Bridges in a given taxable year. For any taxable year in which Twin Bridges’ gross related person insurance income may be

20% or more of its gross insurance income for the year, CRM Holdings may also seek information from its shareholders to determine whether direct or indirect owners of CRM Holdings shares at the end of the year are U.S. Persons so that the related person insurance income may be determined and apportioned among such persons. To the extent CRM Holdings is unable to determine whether a direct or indirect owner of shares is a U.S. Person, CRM Holdings may assume that such owner is not a U.S. Person, thereby increasing the per share related person insurance income amount for all shareholders identified as U.S. Persons.
      Uncertainty as to Application of Related Person Insurance Income. Regulations interpreting the related person insurance income provisions of the Internal Revenue Code exist only in proposed form. It is not certain whether these Regulations will be adopted in their proposed form or what changes might ultimately be made or whether any such changes, as well as any interpretation or application of the related person insurance income rules by the IRS, the courts or otherwise, might have retroactive effect. Accordingly, the meaning of the related person insurance income provisions and their application to Twin Bridges is uncertain. These provisions include the grant of authority to the U.S. Treasury to prescribe “such regulations as may be necessary to carry out the purposes of this subsection, including ... regulations preventing the avoidance of this subsection through cross insurance arrangements or otherwise.” In addition we cannot assure you that the IRS will not challenge any determinations by Twin Bridges as to the amount, if any, of related person insurance income that should be includible in income or that the amounts of the related person insurance income inclusions will not be subject to adjustment based upon subsequent IRS examination. Prospective investors should consult their tax advisors as to the effects of these uncertainties.
      Apportionment of Related Person Insurance Income to U.S. Shareholders. If Twin Bridges’ related person insurance income for a year equals or exceeds 20% of its gross insurance income and the 20% Ownership Exception does not apply, then every related person insurance income shareholder who owns shares in CRM Holdings on the last day of the tax year on which Twin Bridges is a controlled foreign corporation will be required to include in gross income its share of Twin Bridges’ related person insurance income for the portion of the taxable year during which Twin Bridges was a controlled foreign corporation under the related person insurance income provisions, even if such related person insurance income shareholder did not own the shares throughout such period. A related person insurance income shareholder who owns shares of CRM Holdings during a taxable year of Twin Bridges during which it was a controlled foreign corporation, but not on the last day in such taxable year on which it is a controlled foreign corporation, will not be required to include in income, any related person insurance income, whether or not distributed.

Basis Adjustments
      A U.S. shareholder’s tax basis in its CRM Holdings shares will be increased by the amount of any subpart F income that the shareholder includes in income, including any related person insurance income included in income by a related person insurance income shareholder. Any distributions made by CRM Holdings out of previously taxed subpart F income, including related person insurance income, will be exempt from further U.S. income tax in the hands of the U.S. shareholder. The U.S. shareholder’s tax basis in its CRM Holdings shares will be reduced by the amount of any distributions that are excluded from income under this rule.

Information Reporting
      Under certain circumstances, U.S. Persons owning stock in a foreign corporation are required to file IRS Form 5471 with their U.S. federal income tax returns. Generally, information reporting on IRS Form 5471 is required with respect to (1) a person who is treated as a related person insurance income shareholder, (2) a 10% U.S. Shareholder of a foreign corporation that is a controlled foreign corporation for an uninterrupted period of 30 days or more during any tax year of the foreign corporation, and who owned stock in the foreign corporation on the last day of that year and (3) under certain circumstances, a U.S. Person who acquires stock in a foreign corporation, and as a result thereof owns 10% or more of the voting power or value of such foreign corporation, whether or not such foreign corporation is a controlled foreign corporation. For any taxable year in which CRM Holdings determines that gross related person insurance income constitutes 20% or more of Twin Bridges’ gross insurance income and the 20% Ownership Exception does not apply, CRM Holdings intends to mail to all U.S. Persons registered as holders of its shares IRS Form 5471, completed with information from CRM

Holdings, for attachment to the U.S. federal income tax returns of such shareholders. A tax-exempt organization that is treated as a 10% U.S. Shareholder or a related person insurance income shareholder also must file IRS Form 5471 in the circumstances described above. Failure to file IRS Form 5471 may result in penalties.

Tax-Exempt Shareholders
      Tax-exempt entities will be required to treat certain subpart F insurance income, including related person insurance income, that is includible in income by the tax-exempt entity as unrelated business taxable income.

Dispositions of Shares
      Subject to the discussion below relating to the potential application of Internal Revenue Code section 1248 or the “passive foreign investment company” rules, any gain or loss realized by a U.S. Person on the sale or other disposition of shares in CRM Holdings will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized upon such sale or exchange and such person’s tax basis in the shares. Capital gains received by individuals from the disposition of shares held for more than one year are subject to tax at preferential rates; the use of capital losses is subject to limitations. Moreover, gain, if any, generally will be U.S. source gain and generally will constitute “passive income” for foreign tax credit limitation purposes.
      Internal Revenue Code section 1248 provides that if a U.S. Person sells or exchanges stock in a foreign corporation and such person owned directly, indirectly through certain foreign entities or constructively 10% or more of the voting power of the corporation at any time during the five-year period ending on the date of disposition when the corporation was a controlled foreign corporation, any gain from the sale or exchange of the shares will be treated as a dividend to the extent of the controlled foreign corporation’s earnings and profits (determined under U.S. federal income tax principles) during the period that the shareholder held the shares and while the corporation was a controlled foreign corporation (with certain adjustments). A 10% U.S. Shareholder may in certain circumstances be required to report a disposition of shares of a controlled foreign corporation by attaching IRS Form 5471 to the U.S. federal income tax or information return that it would normally file for the taxable year in which the disposition occurs. Section 1248 also applies to the sale or exchange of shares in a foreign corporation if the foreign corporation would be treated as a controlled foreign corporation for related person insurance income purposes and would be taxed as an insurance company if it were a domestic corporation, regardless of whether the shareholder is a 10% U.S. Shareholder or whether related person insurance income constitutes 20% or more of the corporation’s gross insurance income or the 20% Ownership Exception applies. Existing Treasury Regulations do not address whether section 1248 would apply if a foreign corporation is not a controlled foreign corporation but the foreign corporation has a subsidiary that is a controlled foreign corporation or that would be taxed as an insurance company if it were a domestic corporation. Prospective investors should consult their tax advisors regarding the effects of these rules on a disposition of shares.

Passive Foreign Investment Companies
      In general, a foreign corporation will be a passive foreign investment company during a given year if (1) 75% or more of its gross income constitutes “passive income” or (2) 50% or more of its assets produce passive income or are held for the production of passive income. For these purposes, passive income generally includes interest, dividends, annuities and other investment income. The passive foreign investment company statutory provisions contain an express exception for income derived in the active conduct of an insurance business by a corporation that is predominantly engaged in an insurance business. This exception is intended to ensure that income derived by a bona fide insurance company is not treated as passive income, except to the extent such income is attributable to capital in excess of the reasonable needs of the insurance business. CRM Holdings expects for purposes of the passive foreign investment company rules that Twin Bridges will be considered to be predominantly engaged in an insurance business and that it is unlikely to have capital in excess of the reasonable needs of its insurance business.
      The passive foreign investment company statutory provisions also contain a look-through rule stating that, for purposes of determining whether a foreign corporation is a passive foreign investment company, such foreign corporation shall be treated as if it received “directly its proportionate share of the income . . .” and as if it “held its proportionate share of the assets . . .” of any other corporation in which it owns at least 25% by value of the shares. While no explicit guidance is provided by the statutory language, under this look-through rule, we believe that CRM Holdings should be deemed to own the assets and to have received the income (characterized as non-passive income) of Twin Bridges directly for purposes of determining whether it qualifies for the insurance exception and, consequently, that CRM Holdings should not be treated as a passive foreign investment company for U.S. federal income tax purposes for the year ended December 31, 2006. This interpretation of the look-through rule is consistent with the legislative intention generally to exclude bona fide insurance companies from the application of the passive foreign investment company provision. No assurance can be given that the IRS would not challenge this position or that a court would not sustain such challenge. Prospective investors should consult their tax advisors as to the effects of the passive foreign investment company rules to them. We have not sought and do not intend to seek an opinion of legal counsel as to whether or not we were a passive foreign investment company for the year ended December 31, 2006. In addition, there can be no assurance that we will not become a passive foreign investment company in a later year.
      If CRM Holdings were characterized as a passive foreign investment company during a given year, a U.S. Person owning shares would be subject to a penalty tax at the time of the sale of such shares at a gain (including gain deemed recognized if the shares are used as security for a loan), or upon receipt of an “excess distribution” with respect to its shares, unless such shareholder made a “qualified electing fund election” or “mark-to-market” election. In general, a shareholder receives an “excess distribution” if the amount of the distribution is more than 125% of the average distribution with respect to the shares during the three preceding taxable years (or shorter period during which the taxpayer held the shares). In general, the gain or excess distribution received in a year must be allocated ratably to each day that the U.S. Person held our shares. A U.S. Person must include amounts allocated to the year of receipt, as well as amounts allocated to taxable years prior to the first year in which we were a passive foreign investment company, in its gross income as ordinary income for that year. All amounts allocated to prior years of the U.S. Person during which we were a passive foreign investment company would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The U.S. Person also would be liable for interest on the deferred tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year.

Other
      Except as discussed below with respect to backup withholding, dividends paid by CRM Holdings will not be subject to U.S. withholding tax.

Shareholders Who Are Non-U.S. Persons
      Subject to certain exceptions, non-U.S. Persons will be subject to U.S. federal income tax (including potential branch profits tax in the case of shareholders that are corporations) on dividend distributions with respect to, and gain realized from the sale or exchange of, shares only if such dividends or gains are effectively connected with the conduct of a trade or business within the United States. Gain recognized by an individual non-U.S. Person will be subject to U.S. tax if the non-U.S. Person is present in the U.S. for 183 days or more in the taxable year of the sale and other conditions are met. Nonresident alien individuals will not be subject to U.S. estate tax with respect to the shares. Special rules may apply to certain former U.S. citizens and long-term residents.

All Shareholders
      Information reporting to the IRS by paying agents and custodians located in the United States will be required with respect to payments of dividends on the shares to U.S. Persons. In addition, you may be subject to backup withholding with respect to dividends paid by CRM Holdings unless you (1) are a corporation, non-U.S. Person or come within certain other exempt categories and, when required, demonstrate this fact, or (2) provide a taxpayer identification number, certify that you have not lost exemption from backup withholding and otherwise comply with applicable requirements of the backup withholding rules.
      Backup withholding is not an additional tax and may be credited against your regular U.S. federal income tax liability or otherwise you may be entitled to a refund for any such tax withheld.

DESCRIPTION OF SHARE CAPITAL
      The following description of the share capital of CRM Holdings summarizes select provisions of its Memorandum and Articles of Association and bye-laws.
General
      We have an authorized share capital of $500,000,000 divided into 50,000,000,000 shares of par value $0.01 per share. Our board of directors has designated 15,483,368 as common shares and 790,000 as Class B shares. As of December 29, 2006, our issued and outstanding shares consisted of 15,483,368 common shares and 790,000 non-voting Class B shares. In addition, 1,259,540 shares of our common stock are reserved for issuance under our 2005 Plan (See “Management — 2005 Long-Term Incentive Plan.”)
Common Shares
      In general, subject to the adjustments regarding voting set forth in “— Voting Adjustments” below, holders of our common shares have one vote for each common share held by them and are entitled to vote, on a non-cumulative basis, at all meetings of shareholders. Holders of our common shares are entitled to receive dividends as and if lawfully declared from time to time by our board of directors. Holders of our common shares have no preemptive, redemption, conversion or sinking fund rights. In the event of our liquidation, dissolution or winding-up, the holders of our common shares are entitled to share equally and ratably in our assets if any remain after the payment of all our debts and liabilities and the liquidation preference of any outstanding preferred shares.
Class B Shares
      Holders of our Class B shares have the same rights as the holders of our common shares, except that they have no general right to vote on any matters put before our shareholders other than may be required under Bermuda law or our bye-laws. The holders of Class B shares may exchange their Class B shares into common shares at any time, provided that certain voting percentage limits are not breached and that adverse tax consequences do not result from such exchange to us, any of our subsidiaries or any U.S. person as to which the common shares held by such shareholder constitute controlled shares (as defined below).
Voting Adjustments
      Our bye-laws generally provide that shareholders have one vote for each share held by them and are entitled to vote, on a non-cumulative basis, at all meetings of shareholders. However, pursuant to a mechanism specified in our bye-laws, the voting rights exercisable by a shareholder will be limited so that certain persons or groups are not deemed to hold more than 9.9% of the total voting power conferred by our shares. In addition, our board of directors retains certain discretion to make adjustments to the aggregate number of votes attaching to the shares of any shareholder that they consider fair and reasonable in all the circumstances to ensure that no person will hold more than 9.9% of the total voting power represented by our then outstanding shares. Our bye-laws provide generally that any shareholder owning, directly, indirectly or, in the case of any U.S. person, by attribution, more than 9.9% of our common shares will have the voting rights attached to such common shares reduced so that such shareholder may not exercise more than 9.9% of the total voting rights. The reduction in votes is generally to be applied proportionately among all shareholders who are members of the first shareholder’s control group. A control group means, with respect to any person, all shares directly owned by such person and all shares directly owned by each other shareholder any of whose shares are included in the controlled shares of such person. Controlled shares means all common shares that a person is deemed to own directly, indirectly (within the meaning of Section 958(a) of the Code) or, in the case of a U.S. person, constructively (within the meaning of Section 958(b) of the Code). A similar limitation is to be applied to shares held directly by members of a related group. A related group means a group of shareholders that are investment vehicles and are under common control and management. Any reduction in votes will generally be applied proportionately among members of the shareholder’s control group or related group, as the case may be. The amount of any reduction of votes that occurs by operation of the above limitations will generally be reallocated proportionately among all other of our shareholders who were not members of these groups so long as such reallocation does not cause any person to hold more than 9.9% of the total voting power of our shares.
      For purposes of applying these provisions, shareholders will be entitled to direct that our board (i) treat them (and certain affiliates) as U.S. persons, and/or (ii) treat them (and certain related shareholders) as one person for purposes of determining a shareholder’s control group.
      The attribution rules with respect to a control group do not apply to Messrs. Daniel G. Hickey, Sr. and Daniel G. Hickey, Jr. Accordingly, the voting rights of each of Messrs. Hickey, Sr. and Hickey, Jr. are limited to 9.9% on an individual basis and not on a joint and aggregate basis.
      The amount of any reduction of votes that occurs by operation of the above limitations will generally be allocated proportionately among all of our other shareholders. Consequently, under these provisions, certain shareholders may have their voting rights limited to less than one vote per share, while other shareholders may have voting rights in excess of one vote per share. Moreover, these provisions could have the effect of reducing the voting power of certain shareholders who would not otherwise be subject to the limitation by virtue of their direct share ownership.
      In addition, our board may adjust a shareholder’s voting rights to the extent that the board reasonably determines in good faith that it is necessary to do so to avoid adverse tax consequences or materially adverse legal or regulatory treatment to us, any of our subsidiaries or any shareholder or its affiliates. This adjustment may result in a shareholder having voting rights in excess of one vote per share. Therefore, a shareholder’s voting rights might increase above 5% of the aggregate voting power of the outstanding common shares, thereby possibly resulting in the shareholder becoming a reporting person subject to Schedule 13D or 13G filing requirements under the Exchange Act. In addition, the reallocation of a shareholder’s votes could result in such shareholder becoming subject to filing requirements under Section 16 of the Exchange Act. Our bye-laws also provide that shareholders will be notified of their voting interests prior to any vote to be taken by the shareholders.
      We also have the authority under our bye-laws to request information from any shareholder for the purpose of determining whether a shareholder’s voting rights are to be reallocated pursuant to the bye-laws. If, after a reasonable cure period, a shareholder fails to respond to our request for information or submits incomplete or inaccurate information in response to a request by us, we in our reasonable discretion, may reduce or eliminate the shareholder’s voting rights.
Preferred Shares
      Pursuant to our bye-laws and Bermuda law, our board of directors by resolution may establish one or more series of preferred shares having a number of shares, designations, relative voting rights, dividend rates, conversion rights, liquidation and other rights, preferences, limitations and powers as may be fixed by the board of directors without any further shareholder approval. If our board of directors issues preferred shares conferring any voting rights, the limitations on the voting rights discussed above under “— Voting Adjustments” will apply to those preferred shares. Any rights, preferences, powers and limitations as may be established for preferred shares could adversely affect the rights of our common shares and could also have the effect of discouraging an attempt to obtain control of us. The issuance of preferred shares could also adversely affect the voting power of the holders of our shares, deny such holders the receipt of a premium on their shares in the event of a tender or other offer for the shares and depress the market price of the shares. We have no current plans to issue any preferred shares.
Bye-laws
      Our bye-laws provide for our corporate governance, including the establishment of share rights, modification of those rights, issuance of share certificates, imposition of a lien over shares in respect of unpaid amounts on those shares, calls on shares which are not fully paid, forfeiture of shares, the transfer of shares, alterations of capital, the calling and conduct of general meetings, proxies, the appointment and removal of directors, conduct and power of directors, the payment of dividends, the appointment of an auditor and our winding-up.

Our Board of Directors and Corporate Action
      Our bye-laws provide that the board of directors shall consist of not less than two nor more than 20 directors, as determined by the shareholders at an annual general meeting of the shareholders, divided into three approximately equal classes. Our board of directors is comprised of three Class I directors whose term will expire at our 2009 annual shareholders’ meeting, three Class II directors whose initial term will expire at our 2007 annual shareholders’ meeting and two Class III directors whose initial term will expire at our 2008 annual shareholders’ meeting. After the initial terms of these directors, the term of each class of directors elected shall be three years. Directors may only be removed prior to the expiration of such director’s term at a special meeting of shareholders called for that purpose. The appointment or removal of a director requires the simple majority of votes cast, in person or by proxy, at the general meeting at which the proposal is put forth.
      A special general meeting of shareholders may be convened by our board of directors or our Chairman or Deputy Chairman. Pursuant to the Companies Act, a special general meeting of shareholders may also be convened at the request of shareholders holding at the date of the deposit of the request not less than 10% of our paid up voting share capital.
      Generally, the affirmative vote of a majority of the directors present at any meeting at which a quorum is present shall be required to authorize corporate action. Corporate action may also be taken by a unanimous written resolution of the board of directors without a meeting. Unless otherwise fixed at a different number, a majority of the directors in office shall constitute a quorum, but in no event may a quorum consist of less than two directors.

Shareholder Action
      At any general meeting, four or more persons present in person or by proxy and representing more than 50% of our shareholders’ aggregate voting power shall constitute a quorum for the transaction of business. In general, any action that we may take by resolution in a general meeting may, without a meeting, be taken by a resolution in writing signed by all of the shareholders entitled to attend such meeting and vote on the resolution. In general, any question proposed for the consideration of the shareholders at any general meeting shall be decided by the affirmative votes of a majority of the votes cast in accordance with the bye-laws.

Transfer Restrictions
      Our directors may decline to record the transfer of any common shares on our share register if (i) the shares have not been fully paid for, (ii) the directors are not satisfied that all required regulatory approvals for such transfer have been obtained, (iii) as a result of the transfer a shareholder would hold more than 9.9% of our common shares or (iv) the instrument of transfer is in favor of more than five persons jointly.

Tax Liability Resulting from Acts of Shareholders
      Our bye-laws provide certain protections against adverse tax consequences to us resulting from laws that apply to our shareholders. If a shareholder’s death or non-payment of any tax or duty payable by the shareholder, or any other act or thing involving the shareholder, causes any adverse tax consequences to us, (i) the shareholder or its executor or administrator is required to indemnify us against any tax liability that we incur as a result, (ii) we will have a lien on any dividends or any other distributions payable to the shareholder by us to the extent of the tax liability, and (iii) if any amounts not covered by our lien on dividends and distributions are owed to us by the shareholder as a result of our tax liability, we have the right to refuse to register any transfer of the shareholder’s shares.

Amendment of Bye-laws
      Our bye-laws provide that the bye-laws may only be revoked or amended, upon approval by a resolution of our board of directors and by (a) a simple majority of votes cast by our shareholders or (b) by resolution of eighty-five percent (85%) of the total votes cast when the board proposes to repeal, alter or amend the indemnities set out in the bye-laws.

Anti-Takeover Provisions
      Our bye-laws contain provisions that may entrench directors and make it more difficult for shareholders to replace directors even if the shareholders consider it beneficial to do so. In addition, these provisions could delay or prevent a change of control that a shareholder might consider favorable. For example, these provisions may prevent a shareholder from receiving the benefit from any premium over the market price of our common shares offered by a bidder in a potential takeover. Even in the absence of an attempt to effect a change in management or a takeover attempt, these provisions may adversely affect the prevailing market price of our common shares if they are viewed as discouraging changes in management and takeover attempts in the future.
      The anti-takeover provisions in our bye-laws that could have such an effect are:

•	election of our directors is staggered, meaning that the members of only one of three classes of our directors are elected each year;

•	the total voting power of any shareholder owning more than 9.9% of our common shares will be reduced to 9.9% of the total voting power of our common shares; and

•	our directors may, in their discretion, decline to record the transfer of any common shares on our share register if the shares have not been fully paid for, if the directors are not satisfied that all required regulatory approvals for such transfer have been obtained, if as a result of the transfer a shareholder would hold more than 9.9% of our common shares or if the instrument of transfer is in favor of more than five persons jointly.
Transfer Agent
      Our registrar and transfer agent for the shares is Computershare Investor Services, LLC. The address of the registrar and transfer agent is 250 Royall Street, Canton, MA 02021 and its telephone number is 781-575-2000.
Differences in Corporate Law
      You should be aware that the Companies Act, which applies to us, differs in certain material respects from laws generally applicable to United States corporations and their shareholders. In order to highlight these differences, set forth below is a summary of certain significant provisions of the Companies Act (including modifications adopted pursuant to our bye-laws) applicable to us which differ in certain respects from provisions of State of Delaware corporate law. Because the following statements are summaries, they do not address all aspects of Bermuda law that may be relevant to us and our shareholders.
     Duties of Directors
      Under Bermuda law, at common law, members of a board of directors owe a fiduciary duty to the company as a whole, and not to shareholders individually, to act in good faith in their dealings with or on behalf of the company, and to exercise their powers and fulfill the duties of their office honestly. This duty has the following essential elements:

•	a duty to act in good faith in the best interests of the company;

•	a duty not to make a personal profit from opportunities that arise from the office of director;

•	a duty to avoid conflicts of interest; and

•	a duty to exercise powers for the purpose for which such powers were intended.

•	The Companies Act imposes a duty on directors and officers of a Bermuda company to act honestly and in good faith with a view to the best interests of the company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In addition, the Companies Act imposes various duties on officers of a company with respect to certain matters of management and administration of the company.
      The Companies Act provides that in any proceedings for negligence, default, breach of duty or breach of trust against any officer, if it appears to a court that such officer is or may be liable in respect of the negligence, default, breach of duty or breach of trust, but that he has acted honestly and reasonably, and that, having regard to all the circumstances of the case, including those connected with his appointment, he ought fairly to be excused for the negligence, default, breach of duty or breach of trust, that the court may relieve him, either wholly or partly, from any liability on such terms as the court may think fit. This provision has been interpreted to apply only to actions brought by or on behalf of the company against such officers. Our bye-laws, however, provide that shareholders waive all claims or rights of action that they might have, individually or in our right against any director or officer for any act or failure to act in the performance of such director’s or officer’s duties, except this waiver does not extend to any claims or rights of action that would render the waiver void pursuant to the Companies Act, that arise out of fraud or dishonesty on the part of such director or officer or with respect to the recovery of any gain, personal profit or advantage to which the officer or director is not legally entitled. Presently the Companies Act restrictions in relation to this waiver refer solely to fraud or dishonesty on behalf of our directors and officers. Accordingly, our bye-laws contain restrictions that are consistent with the Companies Act, and provide for additional restrictions with respect to such waiver.
      Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its stockholders. The duty of care requires that directors act in an informed and deliberate manner, and inform themselves, prior to making a business decision, of all relevant material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of corporate employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner which the director reasonably believes to be in the best interests of the stockholders. A party challenging the propriety of a decision of a board of directors bears the burden of rebutting the applicability of the presumptions afforded to directors by the “business judgment rule.” If the presumption is not rebutted, the business judgment rule attaches to protect the directors and their decisions. Where, however, the presumption is rebutted, the directors bear the burden of demonstrating the fairness of the relevant transaction. Notwithstanding the foregoing, Delaware courts subject directors’ conduct to enhanced scrutiny in respect of defensive actions taken in response to a threat to corporate control and approval of a transaction resulting in a sale of control of the corporation.

Interested Directors
      Under Bermuda law and our bye-laws, any transaction entered into by us in which a director has an interest is not voidable by us nor can such director be accountable to us for any benefit realized pursuant to such transaction provided the nature of the interest is disclosed at the first opportunity at a meeting of directors, or in writing to the directors. In addition, our bye-laws allow a director to be taken into account in determining whether a quorum is present and to vote on a transaction in which he has an interest, but the resolution will fail unless it is approved by a majority of the disinterested directors voting on the resolution. Under Delaware law, such transaction would not be voidable if (1) the material facts as to such interested director’s relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, (2) such material facts are disclosed or are known to the stockholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the majority of shares entitled to vote thereon or (3) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified. Under

Delaware law, such interested director could be held liable for a transaction in which such director derived an improper personal benefit.

Voting Rights and Quorum Requirements
      Under Bermuda law, the voting rights of our shareholders are regulated by our bye-laws and, in certain circumstances, the Companies Act. Under our bye-laws, at any general meeting, four or more persons present in person or by proxy and representing more than 50% of our shareholders’ aggregate voting power shall constitute a quorum for the transaction of business. In general, any action that we may take by resolution in a general meeting may, without a meeting, be taken by a resolution in writing signed by all of the shareholders entitled to attend such meeting and vote on the resolution. In general, any question proposed for the consideration of the shareholders at any general meeting shall be decided by the affirmative votes of a majority of the votes cast in accordance with the bye-laws.
      Any individual who is a shareholder and who is present at a meeting may vote in person, as may any corporate shareholder which is present by a duly authorized representative. Our bye-laws also permit votes by proxy, provided the instrument appointing the proxy, together with evidence of its due execution, is satisfactory to our board of directors.
      In order to avoid adverse tax consequences to us and our shareholders, our bye-laws provide generally that any shareholder owning, directly, indirectly or, in the case of any U.S. Person by attribution, more than 9.9% of our common shares will have the voting rights attached to such common shares reduced so that it may not exercise more than 9.9% of the total voting rights. The reduction in votes is generally to be applied proportionately among all shareholders who are members of the first shareholder’s “control group”. A “control group” means, with respect to any person, all shares directly owned by such person and all shares directly owned by each other shareholder any of whose shares are included in the controlled shares of such person. “Controlled shares” means all common shares that a person is deemed to own directly, indirectly (within the meaning of Section 958 (a) of the Code), or, in the case of a U.S. person, constructively (within the meaning of Section 958 (b) of the Code). A similar limitation is to be applied to shares held directly by members of a “related group”. A “related group” means a group of shareholders that are investment vehicles and are under common control and management. Any reduction in votes is generally allocated proportionately among members of the shareholder’s “control group” or “related group”, as the case may be. The amount of any reduction of votes that occurs by operation of the above limitations will generally be reallocated proportionately among all of our other shareholders who were not members of these groups so long as such reallocation does not cause any person to become a 9.9% shareholder. The attribution rules with respect to a control group will not apply to Messrs. Daniel G. Hickey, Sr. and Daniel G. Hickey, Jr. Accordingly, the voting rights of each of Messrs. Hickey, Sr. and Hickey, Jr. will be limited to 9.9% on an individual basis and not on a joint and aggregate basis.
      Under these provisions, certain shareholders may have their voting rights limited to less than one vote per share, while other shareholders may have voting rights in excess of one vote per share. Moreover, these provisions could have the effect of reducing the votes of certain shareholders who would not otherwise be subject to the 9.9% limitation by virtue of their direct share ownership. Our bye-laws also provide that shareholders will be notified of their voting interests prior to any vote to be taken by the shareholders. See “— Voting Adjustments.”

Dividends
      Bermuda law does not permit payment of dividends, or distributions out of contributed surplus, by a company if there are reasonable grounds for believing that the company, after the payment is made, would be unable to pay its liabilities as they become due, or the realizable value of the company’s assets would be less, as a result of the payment, than the aggregate of its liabilities and its issued share capital and share premium accounts. The excess of the consideration paid on issue of shares over the aggregate par value of such shares must (except in certain limited circumstances) be credited to a share premium account. Share premium may be distributed in certain limited circumstances, for example to pay up for unissued shares which may be distributed to shareholders in proportion to their holdings, but is otherwise subject to limitation. In addition, our ability to pay dividends is subject to Bermuda and U.S. state insurance laws and regulatory constraints. See “Regulation — Bermuda Regulation” and “Regulation — Solvency Margin and Restrictions on Dividends and Distributions.”
      Under Delaware law, subject to any restrictions contained in the company’s certificate of incorporation, a company may pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. Delaware law also provides that dividends may not be paid out of net profits at any time when capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. There would also be the restrictions on the payment of dividends to us by our insurance subsidiaries, which are described in more detail in “Regulation.”

Amalgamations, Mergers and Similar Arrangements
      We may acquire the business of another Bermuda exempted company or a company incorporated outside Bermuda when conducting such business would benefit us and would be conducive to attaining our objectives contained within our memorandum of association. We may, with the approval of a majority of votes cast at a general meeting of our shareholders at which a quorum is present, amalgamate with another Bermuda company or with an entity incorporated outside Bermuda. In the case of an amalgamation, a shareholder may apply to a Bermuda court for a proper valuation of such shareholder’s shares if such shareholder is not satisfied that fair value has been paid for such shares. The court ordinarily would not disapprove the transaction on that ground absent evidence of fraud or bad faith. Under Delaware law, a stockholder of a corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which the stockholder may receive cash in the amount of the fair value of the shares held by that stockholder (as determined by a court) in lieu of the consideration that stockholder would otherwise receive in the transaction.

Takeovers
      Bermuda law provides that where an offer is made for shares of a company and, within four months of the offer, the holders of not less than 90% of the shares which are the subject of the offer accept, the offeror may by notice require the non-tendering shareholders to transfer their shares on the terms of the offer. Dissenting shareholders may apply to the court within one month of the notice objecting to the transfer. The burden is on the dissenting shareholders to show that the court should exercise its discretion to enjoin the required transfer, which the court will do if there is evidence of fraud or bad faith or collusion between the offeror and the holders of the shares who have accepted the offer as a means of unfairly forcing out minority shareholders. Delaware law provides that a parent corporation, by resolution of its board of directors and without any shareholder vote, may merge with any subsidiary of which it owns at least 90% of the outstanding shares of each class of stock that is entitled to vote on the transaction. Upon any such merger, dissenting stockholders of the subsidiary would have appraisal rights.

Shareholders’ Suits
      The rights of shareholders under Bermuda law are not as extensive as the rights of shareholders under legislation or judicial precedent in many U.S. jurisdictions. Class actions and derivative actions are generally not available to shareholders under the laws of Bermuda. However, the Bermuda courts ordinarily would be expected to follow English case law precedent, which would permit a shareholder to commence an action in our name to remedy a wrong done to us where the act complained of is alleged to be beyond our corporate power or is illegal or would result in the violation of our memorandum of association or bye-laws. Furthermore, consideration would be given by the court to acts that are alleged to constitute a fraud against the minority shareholders or where an act requires the approval of a greater percentage of our shareholders than actually approved it. The winning party in such an action generally would be able to recover a portion of attorneys’ fees incurred in connection with such action. Our bye-laws provide that shareholders waive all claims or rights of action that they might have, individually or in the right of our company, against any director or officer for any act or failure to act in the performance of the director or officer’s duties, except with respect to any fraud or dishonesty of the director or officer. In comparison, class actions and derivative actions generally are available to stockholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

Approval of Corporate Matters by Written Consent
      Under Bermuda law, the Companies Act provides that shareholders or the board of directors may take action by written consent in lieu of a shareholder’s meeting or a meeting of the board of directors, respectively, so long as the written consent is signed by all of the shareholders entitled to attend and vote at that meeting or the directors, respectively. Unless otherwise provided in a corporation’s certificate of incorporation, Delaware law permits stockholders to take action by the consent in writing by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting of stockholders at which all shares entitled to vote thereon were present and voted. Under Delaware law, the board of directors may take action by written consent so long as the written consent is signed by all of the directors.

Indemnification of Directors and Officers
      Under Bermuda law and our bye-laws, we indemnify our directors, officers and any other person appointed to a committee of the board of directors (and their respective heirs, executors or administrators) to the full extent permitted by law against all actions, costs, charges, liabilities, loss, damage or expense incurred or suffered by such person by reason of any act done, conceived in or omitted in the conduct of our business or in the discharge of his/her duties; provided that such indemnification shall not extend to any matter which would render it void pursuant to the Companies Act. Under our bye-laws, each of our shareholders agrees to waive any claim or right of action, other than those involving fraud or dishonesty, against us or any of our officers or directors.
      Under Delaware law, a corporation may indemnify a director or officer of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of such position if (1) the director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and (2) with respect to any criminal action or proceeding, if the director or officer had no reasonable cause to believe his conduct was unlawful.

Inspection of Corporate Records
      Members of the general public have the right to inspect our public documents available at the office of the Registrar of Companies in Bermuda and our registered office in Bermuda, which will include our memorandum of association (including its objects and powers) and any alteration to our memorandum of association and documents relating to any increase or reduction of authorized capital. Our shareholders have the additional right to inspect our bye-laws, minutes of general meetings and financial statements, which must be presented to the annual general meeting of shareholders. The register of our shareholders is also open to inspection by shareholders without charge, and to members of the public for a fee. We are required to maintain our share register in Bermuda but may establish a branch register outside of Bermuda. We are required to keep at our registered office a register of our directors and officers which is open for inspection by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records. Delaware law permits any stockholder to inspect or obtain copies of a corporation’s stockholder list and its other books and records for any purpose reasonably related to such person’s interest as a stockholder.

Shareholder Proposals
      Under Bermuda law, the Companies Act provides that shareholders may, as set forth below and at their own expense (unless a company otherwise resolves), require a company to give notice of any resolution that the shareholders can properly propose at the next annual general meeting and/or to circulate a statement prepared by the requesting shareholders in respect of any matter referred to in a proposed resolution or any business to be conducted at a general meeting. The number of shareholders necessary for such a requisition is either that number of shareholders representing at least 5% of the total voting rights of all shareholders having a right to vote at the meeting to which the requisition relates or not less than 100 shareholders. Delaware law does not include a provision restricting the manner in which nominations for directors may be made by stockholders or the manner in which business may be brought before a meeting.

Calling of Special Shareholders Meetings
      Under our bye-laws, a special general meeting may be called by the board of directors or by our Chairman of the Board or Deputy Chairman of the Board. Under Bermuda law, a special meeting may also be called by the shareholders when requisitioned by the holders of at least 10% of the paid up voting share capital of our company as provided by the Companies Act. Delaware law permits the board of directors or any person who is authorized under a corporation’s certificate of incorporation or bye-laws to call a special meeting of stockholders.

Staggered Board of Directors
      Bermuda laws does not contain statutory provisions specifically mandating staggered board of directors arrangements for a Bermuda exempted company. Such provisions, however, may validly be provided for in the bye-laws governing the affairs of such a company. Delaware law permits corporations to have a staggered board of directors.

Amendment of Memorandum of Association
      Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders of which due notice has been given. An amendment to the memorandum of association that alters the company’s business objects may require approval of the Bermuda Minister of Finance, who may grant or withhold approval at his or her discretion.
      Under Bermuda law, the holders of an aggregate of not less than 20% in par value of a company’s issued share capital have the right to apply to the Bermuda courts for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment which alters or reduces a company’s share capital as provided in the Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda court. An application for an annulment of an amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their designees as such holders may appoint in writing for such purpose. No application may be made by the shareholders voting in favor of the amendment.
      Under Delaware law, amendment of the certificate of incorporation, which is the equivalent of a memorandum of association, of a company must be made by a resolution of the board of directors setting forth the amendment, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote or directing that the amendment proposed be considered at the next annual meeting of the stockholders. Delaware law requires that, unless a different percentage is provided for in the certificate of incorporation, a majority of the outstanding shares entitled to vote thereon is required to approve the amendment of the certificate of incorporation at the stockholders meeting. If the amendment would alter the number of authorized shares or par value or otherwise adversely affect the rights or preference of any class of a company’s stock, the holders of the outstanding shares of such affected class, regardless of whether such holders are entitled to vote by the certificate of incorporation, should be entitled to vote as a class upon the proposed amendment.
      However, the number of authorized shares of any class may be increased or decreased, to the extent not falling below the number of shares then outstanding, by the affirmative vote of the holders of a majority of the stock entitled to vote, if so provided in the company’s certificate of incorporation or any amendment that created such class or was adopted prior to the issuance of such class or that was authorized by the affirmative vote of the holders of a majority of such class or classes of stock.

Amendment of Bye-laws
      Our bye-laws provide that the bye-laws may only be revoked or amended upon approval by a resolution of our board of directors and by (a) a simple majority of votes cast by our shareholders or (b) by resolution of eighty-five percent (85%) of the total votes cast when the board proposes to repeal, alter or amend the indemnities set out in the bye-laws.
      Under Delaware law, holders of a majority of the voting power of a corporation and if so provided in the certificate of incorporation the directors of the corporation, have the power to adopt, amend and repeal the bylaws of a corporation.

Enforcement of Judgments and Other Matters
      There is no treaty in force between the United States and Bermuda providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. As a result, whether a United States judgment would be enforceable in Bermuda against us or our directors and officers depends on whether the U.S. court that entered the judgment is recognized by the Bermuda court as having jurisdiction over us or our directors and officers, as determined by reference to Bermuda conflict of law rules. A judgment debt from a U.S. court that is final and for a sum certain based on U.S. federal securities laws will not be enforceable in Bermuda unless the judgment debtor had submitted to the jurisdiction of the U.S. court, and the issue of submission and jurisdiction is a matter of Bermuda (not United States) law.
      In addition, and irrespective of jurisdictional issues, the Bermuda courts will not enforce a United States federal securities law that is either penal or contrary to the public policy of Bermuda. An action brought pursuant to a public or penal law, the purpose of which is the enforcement of a sanction, power or right at the instance of the state in its sovereign capacity, may not be entertained by a Bermuda court to the extent they are contrary to Bermuda public policy. Certain remedies available under the laws of U.S. jurisdictions, including certain remedies under U.S. federal securities laws, may not be available under Bermuda law or enforceable in a Bermuda court, to the extent they are contrary to Bermuda public policy. Further, no claim may be brought in Bermuda against us or our directors and officers in the first instance for violations of U.S. federal securities laws because these laws have no extraterritorial jurisdiction under Bermuda law and do not have force of law in Bermuda. A Bermuda court may, however, impose civil liability on us or our directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Bermuda law.

DESCRIPTION OF CERTAIN INDEBTEDNESS
Trust Preferred Securities
      On November 14, 2006, our subsidiary, CRM USA Holdings, completed a private placement of an aggregate of $35,000,000 of trust preferred securities pursuant to a Placement Agreement dated as of November 14, 2006, among CRM USA Holdings Trust I, as issuer, which we refer to as the “Trust”, CRM USA Holdings, CRM Holdings, and Cohen & Company, as placement agent. The placement occurred through a newly formed Delaware statutory trust subsidiary of CRM USA Holdings, the Trust. The trust preferred securities bear interest until December 15, 2011 at a fixed rate of 8.65%, and after such date, the interest rate will adjust quarterly at a fixed spread of 3.65% over three-month LIBOR. The trust preferred securities mature on December 15, 2036 and are redeemable at CRM USA Holdings’ option beginning December 15, 2011 without a premium. The terms of the trust preferred securities, including without limitation, the terms related to the issuance and prepayment thereof, the payment, or deferral, of interest thereon and the events constituting an event of default thereunder, are set forth in an Amended and Restated Declaration of Trust, dated as of November 14, 2006, among CRM USA Holdings, the Company, the Trust, The Bank of New York Delaware, as Delaware trustee, The Bank of New York Trust Company, National Association, as institutional trustee, and the administrators named therein. The payments of distributions on and redemption or liquidation of the trust preferred securities are guaranteed by us and CRM USA Holdings pursuant to guarantee agreements dated as of November 14, 2006 with The Bank of New York Trust Company, National Association, as guarantee trustee.
      The proceeds from the sale of the trust preferred securities were used by the Trust to purchase from CRM USA Holdings $35,000,000 in aggregate principal amount of junior subordinated debentures, or the “Debentures”. The Trust simultaneously issued common securities to CRM USA Holdings for consideration of $1,083,000, which amount was used to purchase additional Debentures. The Debentures are the sole assets of the Trust.
      The Debentures were issued pursuant to an indenture dated as of November 14, 2006 between CRM USA Holdings and The Bank of New York Trust Company, National Association, as trustee. Like the trust preferred securities, the Debentures will bear interest until December 15, 2011 at a fixed rate of 8.65%, and after such date, the interest rate will adjust quarterly at a fixed spread of 3.65% above three-month LIBOR. The interest payments on the Debentures will be used to pay the quarterly distributions payable by the Trust to the holders of the trust preferred securities. The Debentures may be redeemed at the option of CRM USA Holdings beginning December 15, 2011. The payments of all amounts due on the Debentures are guaranteed by us pursuant to a guarantee agreement dated as of November 14, 2006, between us and the guarantee trustee.
      The net proceeds to CRM USA Holdings from the sale of the Debentures to the Trust were used to partially fund our acquisition of Embarcadero.
Embarcadero Senior Debt
      On May 22, 2003, Embarcadero entered into a floating rate senior debt security agreement, or debt security, in the amount of $8 million and maturing in 2033. Embarcadero subsequently contributed $7.4 million of the proceeds received from the debt security to Majestic. The debt security bears interest at a floating rate of 4.20% over London Interbank Offer Rate, or LIBOR, per annum. The interest rate may not exceed 12.5% commencing on May 22, 2008 through the maturity of the debt security. Embarcadero has the right to redeem the debt security at its option, in whole or from time to time in part, on any of the following interest payment dates: February 23, May 23, August 23, November 23 or at any time on or after May 23, 2008. At December 31, 2005 and 2004, the weighted average interest rate on the debt security was 7.65% and 5.77%, respectively, and interest expense was $0.6 million, $0.5 million and $0.3 million for the years ended December 31, 2005, 2004 and 2003, respectively.

UNDERWRITING
      We and the selling shareholders have entered into a purchase agreement (the “Purchase Agreement”), dated the date of this prospectus, with Cochran Caronia Waller Securities LLC (the “Underwriter”). Subject to the terms and conditions stated in the Purchase Agreement, the selling shareholders have agreed to sell to the Underwriter, and the Underwriter has agreed to purchase, 2,506,646 of our common shares.
      The purchase agreement provides that the obligations of the Underwriter to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. Under the terms and conditions of the underwriting agreement, the Underwriter is committed to purchase all of the shares offered by this prospectus if any shares are purchased.
      The selling shareholders have severally granted the Underwriter an option to purchase up to 375,997 additional common shares at the initial price to the public, less the underwriting discounts and commissions, set forth on the cover page of this prospectus. This option is exercisable for a period of 30 days. The selling shareholders will be obligated to sell additional shares to the Underwriter to the extent the option is exercised. The Underwriter may exercise this option only to cover over-allotments made in connection with the sale of common shares offered by this prospectus, if any.
      The Underwriter initially proposes to offer the common shares directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at such offering price less a concession not to exceed $           per share. The Underwriter may allow, and such dealers may re-allow, a discount not to exceed $           per share to certain other dealers. If all of the shares are not sold at the offering price, the Underwriter may change the offering price and the other selling terms, including the concession and the reallowance. The Underwriter may also purchase the shares as principal and sell them from time to time in the market as conditions warrant. The following table shows the underwriting discounts and commissions that we are to pay to the Underwriter in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

	No Exercise	Full Exercise

Per Share	$	$
Total	$	$
      We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $          .
      In connection with the offering, the Underwriter, may purchase and sell our common shares in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of our common shares in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriter’s over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short position involve either purchases of our common shares in the open market after the distribution has been completed or the exercise of the over-allotment option. The Underwriter may also make “naked” short sales of shares in excess of the over-allotment option. The Underwriter must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the Underwriter is concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.
      Any of these activities may have the effect of preventing or retarding a decline in the market price of our common shares. They may also cause the price of our common shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The Underwriter may conduct these transactions on the Nasdaq Global Select Market, in the over-the-counter market, or otherwise. If the Underwriter commences any of these transactions, it may discontinue them at any time.
      In connection with this offering, the Underwriter may also engage in passive market making transactions in our common shares on the Nasdaq Global Select Market. Passive market making consists of displaying bids on the Nasdaq Global Select Market limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the amount of the net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of our common shares at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.
      The Underwriter may, from time to time, engage in transactions with and perform services for us in the ordinary course of its business.
      Cochran Caronia Waller LLC, an affiliate of the Underwriter, represented the former owners of Embarcadero in connection with the sale of all of the outstanding shares of Embarcadero to us.
      A prospectus in electronic format may be made available on the website maintained by the Underwriter. The Underwriter may decide to allocate a number of shares for sale to its online brokerage account holders. In addition, shares may be sold by the Underwriter to securities dealers who resell shares to online brokerage account holders.
      We and all of our current executive officers and directors have agreed that, without the prior written consent of the Underwriter, such persons will not, during the period ending 90 days after the date of this prospectus (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of or hedge, directly or indirectly, or file with the SEC a registration statement under the Securities Act of 1933 relating to any shares of our common shares, or any securities convertible into or exercisable or exchangeable for any of our common shares or any right to acquire our common shares, whether now owned or hereafter acquired, (ii) enter into any swap, derivative or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of any of our common shares or (iii) publicly disclose the intention to make any offer, sale, pledge, disposition, filing or enter into any such swap, derivative or other agreement whether any such swap or other transaction described in (i) or (ii) above is to be settled by delivery of common shares, in cash or otherwise.
      These restrictions do not apply to any transfers (i) as a bona fide gift or gifts or transfers by will or intestacy, so long as the donee or donees agree in writing to be bound by the restrictions in the lock-up agreement, (ii) to any trust for the direct or indirect benefit of the transferor or the immediate family of the transferor, so long as a duly authorized officer, representative or trustee of the transferee agrees in writing to be bound by the restrictions in the lock-up agreement, and so long as the transfer does not involve a disposition for value, (iii) to partners, members or stockholders of the transferor or, if the transferor is a corporation, to affiliates of the transferor, provided that such transferee agrees to be bound by the restrictions set forth in the lock-up agreement, and provided further that any such transfer shall not involve a disposition for value, or (iv) with the prior written consent of the Underwriter.
      The Underwriter does not intend to release any portion of the common shares subject to the foregoing lock-up agreements; however the Underwriter, in its sole discretion, may release any of the common shares from the lock-up agreements prior to expiration of the 90-day period without notice.
      We and the selling shareholders have agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the Underwriter may be required to make in respect of such liabilities.

LEGAL MATTERS
      We are being represented by Kramer Levin Naftalis & Frankel LLP, New York, New York in connection with this offering. The validity of the common shares and other legal matters in connection with this offering with respect to Bermuda law will be passed upon for us by Appleby Hunter Bailhache, Bermuda. Certain legal matters will be passed upon for the underwriter by Sidley Austin LLP, Chicago, Illinois.
EXPERTS
      The consolidated financial statements of CRM Holdings for each of the years ended December 31, 2005, 2004 and 2003 and as of December 31, 2005 and 2004 included in this prospectus have been so included in reliance on the report of Johnson Lambert & Co. LLP, independent accountants, given on their authority as experts in auditing and accounting.
      The consolidated financial statements of Embarcadero and its subsidiaries for each of the years ended December 31, 2005, 2004 and 2003 and as of December 31, 2005 and 2004 included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
ENFORCEABILITY OF CIVIL LIABILITIES UNDER U.S. FEDERAL SECURITIES LAWS
      We are a Bermuda company and a substantial portion of our assets are or may be located in jurisdictions outside the United States. It may therefore be difficult for investors to effect service of process against us or to enforce against us judgments of U.S. courts predicated upon civil liability provisions of the U.S. federal securities laws.
      There is no treaty in force between the United States and Bermuda providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. As a result, whether a United States judgment would be enforceable in Bermuda against us or our directors and officers depends on whether the U.S. court that entered the judgment is recognized by the Bermuda court as having jurisdiction over us or our directors and officers, as determined by reference to Bermuda conflict of law rules. A judgment debt from a U.S. court that is final and for a sum certain based on U.S. federal securities laws will not be enforceable in Bermuda unless the judgment debtor had submitted to the jurisdiction of the U.S. court, and the issue of submission and jurisdiction is a matter of Bermuda (not U.S.) law.
      In addition, and irrespective of jurisdictional issues, the Bermuda courts will not enforce a U.S. federal securities law that is either penal or contrary to the public policy of Bermuda. An action brought pursuant to a public or penal law, the purpose of which is the enforcement of a sanction, power or right at the instance of the state in its sovereign capacity, may not be entertained by a Bermuda court to the extent they are contrary to Bermuda public policy. Certain remedies available under the laws of U.S. jurisdictions, including certain remedies under U.S. federal securities laws, may not be available under Bermuda law or enforceable in a Bermuda court, to the extent they are contrary to Bermuda public policy. Further, no claim may be brought in Bermuda against us or our directors and officers in the first instance for violations of U.S. federal securities laws because these laws have no extraterritorial jurisdiction under Bermuda law and do not have force of law in Bermuda. A Bermuda court may, however, impose civil liability on us or our directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Bermuda law.

WHERE YOU CAN FIND MORE INFORMATION
      We have filed with the Securities and Exchange Commission, or SEC, a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the common shares that are being offered by this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Refer to the registration statement, exhibits and schedules for further information with respect to the common shares offered by this prospectus. Statements contained in this prospectus regarding the contents of any contract or other documents are only summaries. With respect to any contract or document filed as an exhibit to the registration statement, you should refer to the exhibit for a copy of the contract or document, and each statement in this prospectus regarding that contract or document is qualified by reference to the exhibit. We are required to file annual, quarterly and special reports, proxy statements and other information with the SEC and, in accordance therewith, we file periodic reports, proxy statements and other information with the SEC. The registration statement, including all exhibits, and our other SEC filings may be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Our SEC filings also are available to the public from the SEC’s website at www.sec.gov.
Website Access to our Periodic SEC Reports
      The Internet address of our corporate website is www.crmholdingsltd.bm. Our periodic SEC reports (on Forms 10-K and 10-Q) and current reports (on Form 8-K), as well as the beneficial ownership reports filed by our directors, officers and 10% shareholders (on Forms 3, 4 and 5) are available free of charge through our website as soon as reasonably practicable after they are filed electronically with the SEC. We may from time to time provide important disclosures to investors by posting them in the investor relations section of our website, as allowed by SEC rules. The information on our website is not a part of this prospectus and will not be part of any of our periodic or current reports to the SEC and any reference to our website is intended to be an inactive textual reference only and is not intended to create any hyperlink text.

CRM Holdings, Ltd.
Consolidated Balance Sheets

	September 30,	December 31,
	2006	2005

	(Unaudited)
Assets
Investments:
Fixed-maturity securities, available-for-sale	$73,249,673	$8,185,367
Cash and cash equivalents	9,216,273	67,922,802
Cash and cash equivalents, restricted	—	884,727
Premiums receivable	13,081,659	2,648,455
Accounts receivable	5,080,882	2,057,797
Deferred policy acquisition costs	2,705,844	441,770
Property and equipment, at cost (less accumulated depreciation of $820,665 and $650,663)	1,232,638	971,037
Loans receivable	36,534	412,335
Deferred income taxes	136,200	5,200
Prepaid expenses and other assets	944,422	377,350

Total assets	$105,684,125	$83,906,840

Liabilities and shareholders’ equity
Reserve for losses and loss adjustment expenses	$10,774,255	$6,279,744
Unearned reinsurance premiums	8,968,832	1,493,911
Unearned management fees	810,427	387,974
Unearned commission income	124,987	931,331
Borrowings under credit facilities	44,930	82,512
Fees payable to general agents and brokers	846,907	759,788
Accrued IPO costs	—	2,410,961
Other accrued expenses	4,713,574	2,630,489

Total liabilities	26,283,912	14,976,710
Common Stock
Authorized 50,000,000,000 shares; $.01 par value; 15,457,115 common shares issued and outstanding;	154,571	154,571
790,000 Class B shares issued and outstanding	7,900	7,900
Additional paid-in capital	66,442,974	66,057,076
Retained earnings	12,805,727	2,716,735
Accumulated other comprehensive loss	(10,959)	(6,152)

Total shareholders’ equity	79,400,213	68,930,130
Total liabilities and shareholders’ equity	$105,684,125	$83,906,840

See Notes to Interim Consolidated Financial Statements.

CRM Holdings, Ltd.
Consolidated Statements of Income
And Comprehensive Income (Unaudited)

	Three Months Ended		Nine Months Ended

	2006	2005	2006	2005

Revenues
Fee-based management services:
Management fees	$8,451,759	$7,739,934	$24,719,737	$22,124,085
Commission income	1,601,106	1,965,052	4,936,115	4,075,344

	10,052,865	9,704,986	29,655,852	26,199,429
Net reinsurance premiums earned	6,286,906	2,250,091	16,200,610	5,295,237
Investment income	944,391	62,007	2,583,775	115,471

Total revenues	17,284,162	12,017,084	48,440,237	31,610,137

Expenses
Losses and loss adjustment expenses	2,263,284	964,325	4,494,511	2,269,387
Fees paid to general agents and brokers	2,660,087	2,815,803	7,926,679	8,443,514
Policy acquisition costs	1,896,614	665,383	4,869,658	1,565,879
Selling, general and administrative expenses	6,557,575	5,086,609	19,961,690	13,970,318
Interest expense	1,413	13,425	31,591	42,205

Total expenses	13,378,973	9,545,545	37,284,129	26,291,303

Income before taxes	3,905,189	2,471,539	11,156,108	5,318,834
Provision for income taxes	563,326	—	1,067,116	—

Net Income	$3,341,863	$2,471,539	$10,088,992	$5,318,834

Basic and fully diluted earnings per share:	$0.21	$0.24	$0.62	$0.52
Weighted average shares outstanding:
Basic	16,247,115	10,247,115	16,247,115	10,247,115
Fully diluted	16,247,115	10,247,115	16,252,418	10,247,115
Comprehensive Income
Net Income	$3,341,863	$2,471,539	$10,088,992	$5,318,834

Other comprehensive loss:
Gross unrealized investment holding gains (losses) arising during the period	25,085	—	(28,262)	—
Less reclassification adjustment for losses included in net income	1,767	—	23,455	—

Total other comprehensive gain (loss)	26,852	—	(4,807)	—

Total comprehensive income	$3,368,715	$2,471,539	$10,084,185	$5,318,834

See Notes to Interim Consolidated Financial Statements.

CRM Holdings, Ltd.
Consolidated Statements of Cash Flows (Unaudited)
Nine Months Ended September 30

	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$10,088,992	$5,318,834
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	173,188	160,393
Amortization of unearned compensation, restricted stock	385,898	—
Amortization of discounts on fixed-maturity securities, available-for-sale	(1,520,594)	—
Net realized losses on sale of fixed-maturity securities, available-for-sale	23,455	—
Deferred income tax benefit	(131,000)	—
Changes in:
Cash and cash equivalents, restricted	884,727	2,794,972
Premiums receivable	(10,433,204)	810,225
Accounts receivable	(1,273,085)	(2,587,454)
Deferred policy acquisition costs	(2,264,074)	494,886
Deferred IPO costs	—	(1,334,027)
Prepaid expenses and other assets	(567,072)	(457,911)
Reserve for losses and loss adjustment expenses	4,494,511	2,269,387
Unearned reinsurance premiums	7,474,921	(1,673,525)
Unearned management fees	422,453	466,314
Unearned commission income	(806,344)	(265,181)
Fees payable to general agents and brokers	87,119	206,349
Other accrued expenses	333,085	1,901,948

Net cash provided by operating activities	7,372,976	8,105,210

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of fixed-maturity securities, available-for-sale	(171,214,497)	(5,533,211)
Proceeds from sales and maturities of fixed-maturity securities, available-for-sale	107,642,523	—
Property and equipment	(434,789)	(218,962)
Loans receivable, net	375,801	18,796

Net cash used in investing activities	(63,630,962)	(5,733,377)

CASH FLOWS FROM FINANCING ACTIVITIES
Decrease in accrued IPO costs	(2,410,961)	—
Net (repayments) borrowings under credit facilities	(37,582)	3,439,098
Distributions paid to LLC Members	—	(6,760,927)

Net cash used in financing activities	(2,448,543)	(3,321,829)

Net decrease in cash	(58,706,529)	(949,996)
Cash and cash equivalents
Beginning	67,922,802	1,584,083

Ending	$9,216,273	$634,087

See Notes to Interim Consolidated Financial Statements.

CRM Holdings, Ltd.
Notes to Interim Consolidated Financial Statements (Unaudited)

Note 1.	Nature of Business and Significant Accounting Policies
Organization
      CRM Holdings, Ltd. (“CRM Holdings” or the “Company”) is a Bermuda holding company and 100% owner of CRM USA Holdings, Inc. (“CRM USA Holdings”), a United States holding company and Twin Bridges (Bermuda) Ltd. (“Twin Bridges”), a Bermuda insurance company. The Company’s legal domicile is Bermuda, the jurisdiction in which it is incorporated. CRM USA Holdings has three principal operating subsidiaries, Compensation Risk Managers, LLC (“CRM”), Compensation Risk Managers of California, LLC (“CRM CA”) and Eimar, LLC (“Eimar”).
Restructuring and Initial Public Offering
      The Company completed an initial public offering (“IPO”) on December 27, 2005, listing its shares on the NASDAQ Global Select Market under the symbol “CRMH”. The Company sold 6,000,000 shares of common stock, par value $.01 per share at a price of $13.00. The proceeds to the Company were $68.7 million, net of underwriting and offering expenses of $9,296,231.
      Effective December 27, 2005, immediately prior to the closing of the IPO, the former owners of CRM, CRM CA, Eimar (collectively, the “Pre-restructuring LLCs”) and Twin Bridges contributed all of their interests in these entities to the Company in a series of transactions (the “Restructuring”). The former shareholders of Twin Bridges and members of the pre-restructuring LLCs ultimately received a total of 9,457,115 common shares and 790,000 Class B shares in exchange for, and in the same proportion as, their ownership interests in the pre-restructuring LLCs and Twin Bridges. Total shares issued and outstanding as a result of the IPO and the restructuring were 15,457,115 common shares and 790,000 Class B shares.
      For the periods prior to the restructuring and IPO, the accompanying financial statements include the combined financial statements of the pre-restructuring LLCs and Twin Bridges. The combined financial statements for the periods prior to the restructuring are referred to as “consolidated” in these financial statements. For periods including and subsequent to the restructuring and IPO, the accompanying financial statements include, on a consolidated basis, the accounts of CRM Holdings, Ltd. and subsidiaries.
Acquisition of Embarcadero Insurance Holdings, Inc.
      On September 8, 2006, the Company entered into a Stock Purchase Agreement (“the Agreement”) to acquire privately-held Embarcadero Insurance Holdings, Inc. (“Embarcadero”), a California corporation. Under the terms of the Agreement, CRM USA Holdings will acquire all of the outstanding shares of Embarcadero, which will become a wholly-owned subsidiary of CRM USA Holdings. On November 3, 2006, the California Department of Insurance approved CRM USA Holdings’ application on Form A to acquire Embarcadero. The approval grants authority for the parties to consummate the transaction.
      Embarcadero, through its wholly-owned subsidiary, Majestic Insurance Company (“Majestic”), writes workers’ compensation insurance for medium to large size business. Majestic is a California domiciled insurance company licensed in 15 states, and presently operates in California, Arizona, Alaska, Nevada, Oregon and Washington.
      The aggregate purchase price is estimated to be approximately $46 million, and will be paid in cash. Of this aggregate purchase price, $4 million will be held in escrow for up to 18 months following the closing to cover potential indemnification claims for breaches of certain representations and warranties, and an additional $3.2 million will be held in escrow for five years to cover indemnification claims by CRM USA Holdings with respect to reserves for losses and loss adjustment expenses. The Company has incurred $292,678 of legal and consulting fees related to the acquisition of Embarcadero. These capitalized costs are included in prepaid expenses and other assets as of September 30, 2006.

CRM Holdings, Ltd.
Notes to Interim Consolidated Financial Statements (Unaudited) — (Continued)
      The acquisition is expected to close within two weeks of the approval of the Form A application.
Basis of Accounting and Principles of Consolidation
      The interim consolidated financial statements have been prepared in accordance with the instructions to Form 10-Q and Article 10 of Regulation S-X of the Securities Exchange Act of 1934, and accordingly do not include all of the information and disclosures required by accounting principles generally accepted in the United States of America (“GAAP”). These statements should be read in conjunction with the consolidated financial statements and notes thereto included in Form 10-K for the year ended December 31, 2005 for CRM Holdings. The accompanying consolidated financial statements have not been audited by an independent registered public accounting firm in accordance with the standards of the Public Company Accounting Oversight Board (United States), but in the opinion of management, such financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the Company’s financial position and results of operations. The results of operations for the three and nine months ended September 30, 2006 and cash flows for the nine months ended September 30, 2006 may not be indicative of the results that may be expected for the year ending December 31, 2006. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant inter-company transactions and balances have been eliminated upon consolidation. Business segment results are presented net of all material intersegment transactions.
Use of Estimates
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Those estimates are inherently subject to change, and actual results may ultimately differ materially from those estimates.
Reclassification
      Certain 2005 amounts have been reclassified to conform to the basis of presentation used in 2006.
Recent Accounting Pronouncements
      In September 2006, the FASB issued FASB Statement No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. FASB Statement No. 157 applies to other accounting pronouncements that require or permit fair value measurements. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. We are currently evaluating the potential impact, if any, of the adoption of FASB Statement No. 157 on our consolidated financial position, and results of operations.
      In July 2006, the FASB issued Interpretation (“FIN”) No. 48, Accounting for Uncertainty in Income Taxes. FIN No. 48 clarifies the accounting for uncertain tax positions as described in SFAS No. 109, Accounting for Income Taxes, and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax provision taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Additionally, it applies to the recognition and measurement of income tax uncertainties resulting from a purchase business combination. The requirements under FIN No. 48 are effective for reporting periods beginning after December 15, 2006. We are currently evaluating the impact FIN No. 48 will have on the Company’s results of operations and financial position.

CRM Holdings, Ltd.
Notes to Interim Consolidated Financial Statements (Unaudited) — (Continued)
      In November 2005, the FASB issued FASB Staff Position (FSP) 115-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments, which nullifies certain requirements of Emerging Issues Task Force (EITF) 03-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments and amends SFAS 115 Accounting for Certain Investments in Debt and Equity Securities and Accounting Principles Board Option (APB) 18, The Equity Method of Accounting for Investments in Common Stocks. The guidance in FSP 115-1 addresses the determination of when an investment is considered impaired, whether that impairment is other-than-temporary, and the measurement of an impairment loss. FSP 115-1 also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The requirements under FSP 115-1 are effective for reporting periods beginning after December 15, 2005. The Company’s adoption of FSP 115-1 has not had a material effect on the Company’s financial position or results of operations.
      In September 2005, the American Institute of Certified Public Accountants issued Statement of Position (“SOP”) 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts. This statement provides guidance on accounting for deferred acquisition costs and other deferred balances on an internal replacement, defined broadly as a modification in product benefits, features, rights or coverages that occurs by the exchange of an existing contract for a new contract, or by amendment, endorsement, or rider to an existing contract, or by the election of a benefit, feature, right, or coverage within an existing contract. SOP 05-1 is effective for internal replacements occurring in the reporting period beginning after December 15, 2006. We are currently evaluating the impact SOP-05-1 will have on the Company’s financial position or results of operations.
      In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, which changes the requirements for the accounting and reporting of a change in accounting principle made in fiscal years beginning after December 15, 2005. This statement applies to all voluntary changes in accounting principles. The statement requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings for that period rather than reported in the income statement. The Company’s adoption of SFAS 154 has not had any impact on the Company’s financial position or results of operations.
      In December 2004, the FASB issued SFAS No. 123(R), Share-Based Payment. SFAS 123(R) is a revision of SFAS No. 123 and supersedes APB 25, Accounting for Stock Issued to Employees. SFAS 123(R) requires the Company to expense the fair value of employee stock options and other forms of stock-based compensation. As discussed below in Note 8, the Company currently accounts for share-based compensation in accordance with the fair value method prescribed by SFAS 123(R).

Note 2.	Earnings per Share
      Basic earnings per share are calculated using the weighted average number of common and Class B shares outstanding and excludes any dilutive effects of warrants, options and convertible securities. For periods prior to the IPO, the 10,247,115 shares of Common and Class B shares of the Company issued to former owners of the pre-restructuring LLCs and Twin Bridges are assumed to be outstanding for all periods presented. As of September 30, 2006, there are 142,184 restricted shares and no warrants, options or convertible securities outstanding.

CRM Holdings, Ltd.
Notes to Interim Consolidated Financial Statements (Unaudited) — (Continued)
      The following tables show the computation of the Company’s earnings per share:

	For the Three Months Ended September 30, 2006

	Income	Shares	Per Share
	(Numerator)	(Denominator)	Amount

Basic and fully diluted earnings per share	$3,341,863	16,247,115	$0.21

	For the Nine Months Ended September 30, 2006

	Income	Shares	Per Share
	(Numerator)	(Denominator)	Amount

Basic earnings per share	$10,088,992	16,247,115	$0.62
Effect of dilutive securities:
Unvested restricted shares	—	5,303	—

Fully diluted earnings per share	$10,088,992	16,252,418	$0.62

      Diluted earnings per share are calculated assuming conversion of dilutive convertible securities and the exercise of all dilutive stock options and warrants using the treasury stock method. 32,213 shares of restricted stock were excluded from the computation of fully diluted earnings per share for the nine months ended September 30, 2006 because their effects were anti-dilutive.
      Fully diluted earnings per share is the same as basic earnings per share for the three and nine months ended September 30, 2005 because the Company had no common share equivalents outstanding during those periods.

Note 3.	Investments
      As of September 30, 2006, investments with a fair value of $11,676,263 have been pledged as security under certain credit facilities as more fully described in Note 5 and Note 7. All fixed-maturity investments as of September 30, 2006 had been held for less than one year and had remaining maturities of less than one year. For the first nine months of 2006 and 2005, the Company did not record any other-than-temporary impairment.
      The table below sets forth the composition of the Company’s investment portfolio:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
As of September 30, 2006	Cost	Gains	Losses	Fair Value

U.S. Government and agencies	$73,260,632	$6,932	$(17,891)	$73,249,673

Total investments	$73,260,632	$6,932	$(17,891)	$73,249,673

      Gross realized losses were $1,767 and $23,455 for the three and nine month periods ended September 30, 2006 and are included as a component of investment income. There were no realized gains for the three or nine month periods ended September 30, 2006 and no realized gains or losses for the three or nine month periods ended September 30, 2005.

CRM Holdings, Ltd.
Notes to Interim Consolidated Financial Statements (Unaudited) — (Continued)

Note 4.	Deferred Policy Acquisition Costs
      Changes in deferred policy acquisition costs are as follows:

As of September 30,	2006	2005

Balance at beginning of period	$441,770	$1,413,500

Policy acquisition costs deferred:
Ceding commissions	6,266,113	1,034,775
Other	867,619	36,218

	7,133,732	1,070,993
Amortization of policy acquisition costs	(4,869,658)	(1,565,879)

Net change	2,264,074	(494,886)

Balance at end of period	$2,705,844	$918,614

Note 5.                          Credit Facilities
      On June 30, 2006, CRM amended its existing credit facility (the “Amended Revolving Credit Facility”) with KeyBank National Association (“KeyBank”). The Amended Revolving Credit Facility is for $5.0 million and has an expiration date of June 30, 2007 and renews the existing $5.0 million credit facility that expired June 30, 2006. There were no outstanding borrowings under the Amended Revolving Credit Facility as of September 30, 2006.
      Under Twin Bridges’ contract with NY Marine & General, Twin Bridges is required to post security for any unpaid liabilities under the contract. Twin Bridges amended its existing letter of credit loan facility (the “Amended Unsecured Letter of Credit Facility”) with KeyBank on June 30, 2006. Under the Amended Unsecured Letter of Credit Facility, Twin Bridges is entitled to draw letters of credit of up to $7.0 million. The Amended Unsecured Letter of Credit Facility has an expiration date of June 30, 2007 and replaces the $6.5 million credit facility that expired June 30, 2006.
      In addition, Twin Bridges amended its second letter of credit loan facility with KeyBank (the “Amended Secured Letter of Credit Facility”) on June 30, 2006. Under the Amended Secured Letter of Credit Facility, Twin Bridges is entitled to draw letters of credit in the principal amount of up to $9.0 million. The Amended Secured Letter of Credit Facility expires June 30, 2007 and replaces the existing $7.5 million credit facility that expired June 30, 2006. The amendment also modifies the fee that Twin Bridges pays from 0.75% to 0.35% of the principal amount of each letter of credit drawn. Any letter of credit issued under the Amended Secured Letter of Credit Facility is secured by investments, cash and cash equivalents held in a carrying value of equal amount. See Note 7 for the balance of letters of credit issued pursuant to these facilities.

Note 6.	Income Taxes
      For the periods presented in these financial statements prior to the date of the restructuring, the pre-restructuring LLCs were limited liability companies, whose members were taxed on their proportionate share of the LLCs’ taxable income. Subsequent to the restructuring, the pre-restructuring LLCs elected to be taxed as corporations. Therefore for CRM, CRM CA and Eimar, income taxes have been provided in these financial statements only for the nine months ended September 30, 2006, and not prior. CRM Holdings and Twin Bridges are Bermuda companies. Management believes that CRM Holdings and Twin Bridges are not engaged in the conduct of a trade or business in the U.S. for U.S. income tax purposes and as such has not provided for any federal, state and local income taxes for these entities.

CRM Holdings, Ltd.
Notes to Interim Consolidated Financial Statements (Unaudited) — (Continued)
      The significant components of the consolidated provision for income taxes for the nine months ended September 30, 2006 and 2005 were as follows:

Nine Months Ended September 30,	2006	2005

Current income tax provision
Federal	$1,057,116	$—
State and local	141,000	—

	1,198,116	—

Deferred tax benefit
Federal	(128,000)	—
State and local	(3,000)	—

	(131,000)	—

Total income tax provision	$1,067,116	$—

      The income tax provision differs from the amount computed by applying the U.S. Federal income tax rate of 35% to income before taxes as a result of the following:

Nine Months Ended September 30,	2006	2005

Theoretical Federal income tax at statutory rate of 35%	$3,905,000	$—
Tax-free Bermuda-domiciled income	(2,574,000)	—
Income attributable to pre-restructuring LLCs taxed in the hands of its members prior to the IPO date	(347,000)	—
State income taxes net of federal benefit	81,000
Other	2,116	—

Income tax provision	$1,067,116	$—

      The tax effects of temporary differences in the accounts of CRM, CRM CA and Eimar that gave rise to deferred income tax assets were as follows:

As of September 30,	2006	2005

Deferred income tax assets:
Property and equipment	$4,000	$—
Employee stock compensation	132,200	—

Net deferred income tax asset	$136,200	$—

Note 7.	Reinsurance Activity
      A summary of reinsurance premiums assumed consisted of the following:

Nine Months Ended September 30,	2006	2005

Premiums assumed	$23,675,531	$3,634,312
Change in unearned reinsurance premiums	(7,474,921)	1,660,925

Net reinsurance premiums earned	$16,200,610	$5,295,237

CRM Holdings, Ltd.
Notes to Interim Consolidated Financial Statements (Unaudited) — (Continued)
      Changes in Twin Bridges’ liability for losses and loss adjustment expenses (“LAE”) were as follows:

As of September 30,	2006	2005

Liability at beginning of period	$6,279,744	$2,696,000

Incurred losses and LAE relating to:
Current year	5,832,217	2,269,387
Prior years	(1,337,706)	—

Total incurred losses and LAE	4,494,511	2,269,387

Paid losses and LAE relating to:
Current year	—	—
Prior years	—	—

Total paid losses and LAE	—	—

Liability at end of period	$10,774,255	$4,965,387

      Since the Company has no historical experience, prior year losses were estimated based on industry data and resulted in loss ratios ranging from 39% to 66%. The Company has not experienced significant losses since the inception of Twin Bridges and currently has five open claims. Based upon the lack of loss emergence, management has reduced its estimate of losses on prior policy years. At September 30, 2006, management has estimated the overall loss ratio to be 36%, which resulted in favorable development for policy years 2003, 2004 and 2005.
      The reinsurance agreements require Twin Bridges to provide certain collateral to secure its obligations to NY Marine & General. Letters of credit totaling $18,181,757 as of September 30, 2006 serve as collateral under the reinsurance agreements. Of these letters of credit, $11,676,263 was secured by investments. The balance of the letters of credit outstanding on those dates was issued pursuant to the Unsecured Letter of Credit Facility.

Note 8.	Share-Based Compensation
      The Company recorded stock-based compensation expense of $99,334 and $258,100, net of income tax benefits of $44,500 and $127,800, during the three and nine months ended September 30, 2006, respectively. These amounts are compensation in the form of shares of restricted stock in accordance with the 2005 Long-Term Incentive Plan. Restricted stock issued under the plan has terms set by the compensation committee, and contain certain restrictions relating to, among other things, vesting and forfeiture in the event of termination of employment. The fair value of the shares awarded is calculated using the market price on the date of grant. As of September 30, 2006, there was $1,375,492 total unrecognized compensation cost related to non-vested share-based compensation arrangements, which is expected to be recognized over a weighted average period of 2.3 years.
      Following is a summary of non-vested shares as of September 30, 2006 and changes during the year:

		Weighted
		Average
		Grant Date
	Shares	Fair Value

Balance, December 31, 2005	89,579	$13.00
Granted during the year	59,096	$11.55
Forfeited during the year	(6,491)	$11.17

Balance, September 30, 2006	142,184	$12.48

CRM Holdings, Ltd.
Notes to Interim Consolidated Financial Statements (Unaudited) — (Continued)
      There was no vesting of shares of restricted stock as of September 30, 2006.

Note 9.	Related Parties
      The Company conducts business with an insurance broker whose owners include one of the Company’s directors and a member/owner of the pre-restructuring entities. The Company pays the broker fees for business placed with several of the self insurance groups managed by the Company. In addition, the Company leases office space and purchases various liability, property and casualty insurance coverage from the broker.
      The following table represents amounts paid to the broker for services rendered:

For the Nine Months Ended September 30,	2006	2005

Fees paid to general agents and brokers	$190,158	$116,685
Other operating expenses	75,301	27,948

	$265,459	$144,633

      Compensation Risk Managers Agency Captive, LLC, (“Agency Captive”), was a licensed insurance broker that shared common ownership with the members of the pre-restructuring LLCs. Agency Captive was originally formed to underwrite a business unrelated to the self-insured groups managed by CRM or CRM CA and originally held the brokerage license that CRM and CRM CA used to place the excess coverage with U.S. admitted insurers and surety bonds on behalf of the self-insured groups they manage. Agency Captive received the brokerage commissions which were then fully remitted to CRM or CRM CA, as applicable. The brokerage license was owned by Daniel G. Hickey Jr., the Company’s Chief Executive Officer and Chairman of the Board. On January 9, 2006 CRM became the successor in interest to Agency Captive’s license, following which brokerage commissions are paid directly to CRM.
      Included in selling, general and administrative expenses are guaranteed payments and bonuses to the members of the pre-restructuring LLCs totaling $0 and $2,148,244 for the nine months ended September 30, 2006 and 2005, respectively.

Note 10.	Contingencies
      In April 2005, Cornerstone Program Management & Insurance Services (“Cornerstone”), the former general agent for Contractors Access Program of California, Inc. (“CAP”), a self-insured group administered by CRM CA, commenced litigation against CAP, CRM and CRM CA. A full and final confidential settlement was reached on September 6, 2006. To date, all settlement payments due have been paid by CAP. CRM has commenced litigation against its general liability and errors and omissions insurance carriers for recovery under the respective insurance policies. Management has determined that a settlement with CRM’s errors and omissions liability carrier is probable, such that CRM will receive $1,750,000 in recovery under the policy. Once the matter is settled and the proceeds are received, CRM will contribute the recovery to CAP for the amount due under the settlement agreement, given that CAP has paid all amounts due to date. Accordingly, a receivable and corresponding accrued liability in the amount of $1,750,000 have been recorded in these financial statements. In the event that insurance proceeds under CRM’s general liability and errors and omissions liability insurance policies and any recoveries from third parties are insufficient to cover obligations under the settlement agreement, it is reasonably possible that CAP may seek indemnification from CRM and CRM CA for its loss. Until the insurance claims are settled and until CAP asserts a claim against CRM or CRM CA, it is not possible to estimate the potential liability to the Company, if any, and no amount has been accrued in those financial statements for the nine months ended September 30, 2006.

CRM Holdings, Ltd.
Notes to Interim Consolidated Financial Statements (Unaudited) — (Continued)
      As a result of the settlement, CRM wrote off an accrued expense of $562,788 for fees possibly due Cornerstone against fees paid to general agents and also wrote off a $371,759 loan receivable from Cornerstone against selling, general and administrative expenses in the third quarter of 2006.

Note 11.	Segment Information
      The Company has three reportable segments, Fee-Based Management Services, Reinsurance and Corporate and Other. The Company evaluates each segment based on fees and commission income, reinsurance premiums earned or investment income, as applicable, and expenses that are associated with, and directly related to, each segment. The determination for the Fee Based Management Services and Reinsurance segments was based on the Company’s methodology for monitoring the performance of the self-insured group business and reinsurance operations. The Corporate and Other segment reflects primarily investment income, expenses, investments and cash and cash equivalents that are not allocable to the two operating segments. Accounting policies of the segments are the same as those of the Company’s. There are no revenue generating transactions between the segments.
      The following tables set forth the Company’s revenues, expenses, income before taxes and total assets by business segment and combined:

	For the Three Months Ended September 30, 2006

	Fee-Based
	Management		Corporate and
	Services	Reinsurance	Other	Total

Revenues:
Management fees	$8,451,759	$—	$—	$8,451,759
Commissions	1,601,106	—	—	1,601,106
Net reinsurance premiums	—	6,286,906	—	6,286,906
Investment income	35,424	710,013	198,954	944,391

Total revenues	10,088,289	6,996,919	198,954	17,284,162

Expenses:
Underwriting expenses	—	4,159,898	—	4,159,898
Interest expense	1,413	—	—	1,413
Depreciation and amortization	69,337	—	—	69,337
Operating expenses	8,517,524	85,588	545,213	9,148,325

Total expenses	8,588,274	4,245,486	545,213	13,378,973

Income before taxes	$1,500,015	$2,751,433	$(346,259)	$3,905,189

Total Assets	$8,835,647	$79,871,966	$16,976,512	$105,684,125

CRM Holdings, Ltd.
Notes to Interim Consolidated Financial Statements (Unaudited) — (Continued)

	For the Three Months Ended September 30, 2005

	Fee-Based
	Management		Corporate
	Services	Reinsurance	and Other	Total

Revenues:
Management fees	$7,739,934	$—	$—	$7,739,934
Commissions	1,965,052	—	—	1,965,052
Net reinsurance premiums	—	2,250,091	—	2,250,091
Investment income	11,507	50,500	—	62,007

Total revenues	9,716,493	2,300,591	—	12,017,084

Expenses:
Underwriting expenses	—	1,629,708	—	1,629,708
Interest expense	13,425	—	—	13,425
Depreciation and amortization	58,113	—	—	58,113
Operating expenses	7,809,734	34,565	—	7,844,299

Total expenses	7,881,272	1,664,273	—	9,545,545

Income before taxes	$1,835,221	$636,318	$—	$2,471,539

Total Assets	$5,861,591	$11,765,017	$—	$17,626,608

	For the Nine Months Ended September 30, 2006

	Fee-Based
	Management		Corporate and
	Services	Reinsurance	Other	Total

Revenues:
Management fees	$24,719,737	$—	$—	$24,719,737
Commissions	4,936,115	—	—	4,936,115
Net reinsurance premiums	—	16,200,610	—	16,200,610
Investment income	75,776	1,932,225	575,774	2,583,775

Total revenues	29,731,628	18,132,835	575,774	48,440,237

Expenses:
Underwriting expenses	—	9,364,169	—	9,364,169
Interest expense	31,591	—	—	31,591
Depreciation and amortization	173,188	—	—	173,188
Operating expenses	25,720,749	413,517	1,580,915	27,715,181

Total expenses	25,925,528	9,777,686	1,580,915	37,284,129

Income before taxes	$3,806,100	$8,355,149	$(1,005,141)	$11,156,108

Total Assets	$8,835,647	$79,871,966	$16,976,512	$105,684,125

CRM Holdings, Ltd.
Notes to Interim Consolidated Financial Statements (Unaudited) — (Continued)

	For the Nine Months Ended September 30, 2005

	Fee-Based
	Management		Corporate and
	Services	Reinsurance	Other	Total

Revenues:
Management fees	$22,124,085	$—	$—	$22,124,085
Commissions	4,075,344	—	—	4,075,344
Net reinsurance premiums	—	5,295,237	—	5,295,237
Investment income	24,898	90,573	—	115,471

Total revenues	26,224,327	5,385,810	—	31,610,137

Expenses:
Underwriting expenses	—	3,835,266	—	3,835,266
Interest expense	42,205	—	—	42,205
Depreciation and amortization	160,393	—	—	160,393
Operating expenses	22,080,461	172,978	—	22,253,439

Total expenses	22,283,059	4,008,244	—	26,291,303

Income before taxes	$3,941,268	$1,377,566	$—	$5,318,834

Total Assets	$5,861,591	$11,765,017	$—	$17,626,608

Note 12.  Subsequent Event
      On December 20, 2006, CRM received a request from CAP to enter into discussions regarding the contribution by CRM of amounts paid by CAP under the settlement agreement described in Note 10. It is not possible to estimate the potential liability, if any, should CAP request that CRM contribute the full amount paid under the settlement agreement. The amount paid by CAP, net of insurance proceeds, is $4.25 million.
      CRM expects to enter into discussions regarding settlement of the matter, and may enter into settlement agreements, if it believes that a settlement is in the best interests of its shareholders. The matter, if decided adversely to or settled by CRM may result in a liability material to its financial condition or results of operations.

Report of Independent Registered Public Accounting Firm
To the Board of Directors of
CRM Holdings, Ltd. and Subsidiaries
      We have audited the accompanying consolidated balance sheets of CRM Holdings, Ltd. and subsidiaries (the “Company”) as of December 31, 2005 and 2004 and the related consolidated statements of income and comprehensive income, changes in shareholders’ and members’ equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the Company’s financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States.

/s/ JOHNSON LAMBERT & CO.
Reston, Virginia
March 23, 2006, except for Note 19
as to which the date is December 22, 2006

CRM Holdings, Ltd.
Consolidated Balance Sheets

	December 31

	2005	2004

Assets
Cash and cash equivalents	$67,922,802	$1,584,083
Cash and cash equivalents, restricted	884,727	4,390,738
Investments:
Fixed-maturity securities, available-for-sale	8,185,367	—
Premiums receivable	2,648,455	3,758,139
Accounts receivable	2,066,897	41,170
Deferred policy acquisition costs	441,770	1,413,500
Property and equipment, net	971,037	912,956
Loans receivable	412,335	431,606
Deferred income taxes	5,200	—
Prepaid expenses and other assets	377,350	192,119

Total assets	$83,915,940	$12,724,311

Liabilities and shareholders’ and members’ equity
Reserve for losses and loss adjustment expenses	$6,279,744	$2,696,000
Unearned reinsurance premiums	1,493,911	4,779,950
Unearned management fees	387,974	670,631
Unearned commission income	931,331	2,333,940
Borrowings under credit facilities	82,512	158,307
Fees payable to general agents and brokers	585,788	565,571
Accrued IPO costs	2,410,961	—
Other accrued expenses	2,813,589	631,885

Total liabilities	14,985,810	11,836,284

Members’ deficit in pre-restructuring LLCs	—	(946,864)
Common stock and paid-in capital of Twin Bridges	—	1,000,000
Common Stock
Authorized 50,000,000,000 shares; $.01 par value; 15,457,115 common shares issued and outstanding;	154,571	—
790,000 Class B shares issued and outstanding	7,900	—
Additional paid-in capital	67,208,603	—
Retained earnings	2,716,735	834,891
Unearned compensation, restricted stock	(1,151,527)	—
Accumulated other comprehensive loss	(6,152)	—

Total shareholders’ and members’ equity	68,930,130	888,027

Total liabilities and shareholders’ and members’ equity	$83,915,940	$12,724,311

See Notes to Consolidated Financial Statements.

CRM Holdings, Ltd.
Consolidated Statements of Income
And Comprehensive Income

	Year Ended December 31

	2005	2004	2003

Revenues
Fee-based management services:
Management fees	$30,540,308	$23,510,174	$17,889,315
Commission income	5,954,799	4,145,552	2,931,813

	36,495,107	27,655,726	20,821,128
Net reinsurance premiums earned	8,362,072	5,109,883	253,167
Investment income	209,921	54,477	15,789

Total revenues	45,067,100	32,820,086	21,090,084

Expenses
Losses and loss adjustment expenses	3,583,744	2,528,083	167,917
Fees paid to general agents and brokers	11,490,224	9,507,546	7,829,685
Policy acquisition costs	2,472,786	1,511,065	74,865
Selling, general and administrative expenses	20,076,235	13,440,809	9,240,562
Interest expense	106,722	26,753	45,989

Total expenses	37,729,711	27,014,256	17,359,018

Income before taxes	7,337,389	5,805,830	3,731,066
Provision for income taxes	62,800	—	—

Net Income	$7,274,589	$5,805,830	$3,731,066

Basic and fully diluted earnings per share	$0.70	$0.57	$0.36
Weighted average shares outstanding:
Basic	10,427,937	10,247,115	10,247,115
Fully diluted	10,430,637	10,247,115	10,247,115

Comprehensive Income
Net Income	$7,274,589	$5,805,830	$3,731,066
Other comprehensive income (loss):
Gross unrealized investment holding gains arising during the period	19,859	—	—
Less reclassification adjustment for gains included in net income	26,011	—	—
Total other comprehensive loss	(6,152)	—	—

Total comprehensive income	$7,268,437	$5,805,830	$3,731,066

See Notes to Consolidated Financial Statements.

CRM Holdings, Ltd.
Consolidated Statements of Changes in
Shareholders’ and Members’ Equity

	Years Ended December 31

	Members’	Common
	Equity	Stock and
	(Deficit) in	Paid-in					Unearned	Accumulated-
	Pre-	Capital of			Additional		Compensation,	Other
	Restructuring	Twin	Common	Class B	Paid-In	Retained	Restricted	Comprehensive-
	LLCs	Bridges	Stock	Shares	Capital	Earnings	Stock	Loss	Total

Balances at December 31, 2002	$894,103	$—	$—	$—	$—	$—	$—	$—	$894,103
Issuance of common stock	—	1,000,000	—	—		—	—	—	1,000,000
Net income (loss)	3,782,342	—	—	—	—	(51,276)	—	—	3,731,066
Distributions to members of pre- restructuring LLCs	(6,789,106)	—	—	—	—	—	—	—	(6,789,106)

Balances at December 31, 2003	(2,112,661)	1,000,000	—	—	—	(51,276)	—	—	(1,163,937)
Net income	4,919,663	—	—	—	—	886,167	—	—	5,805,830
Distributions to members of pre- restructuring LLCs	(3,753,866)	—	—	—	—	—	—	—	(3,753,866)

Balances at December 31, 2004	(946,864)	1,000,000	—	—	—	834,891	—	—	888,027
Net income	5,392,745	—	—	—	—	1,881,844	—	—	7,274,589
Unrealized holding losses arising during the period	—	—	—	—	—	—	—	(6,152)	(6,152)
Distributions to members of pre- restructuring LLCs	(7,943,103)	—	—	—	—	—	—	—	(7,943,103)
Stock based compensation	—	—	—	—	1,164,527	—	(1,164,527)	—	—
Amortization of unearned compensation	—	—	—	—	—	—	13,000	—	13,000
Reclassification of members’ deficit and common stock and paid-in capital of pre-restructuring entities	3,497,222	(1,000,000)	—	—	(2,497,222)	—	—	—	—
Issuance of common stock in connection with formation of the Company	—	—	12,000	—	—	—	—	—	12,000
Repurchase and retirement of common shares	—	—	(12,000)	—	—	—	—	—	(12,000)
Issuance of common stock in initial public offering, net of offering costs	—	—	154,571	7,900	68,541,298	—	—	—	68,703,769

Balances at December 31, 2005	$—	$—	$154,571	$7,900	$67,208,603	$2,716,735	$(1,151,527)	$(6,152)	$68,930,130

See Notes to Consolidated Financial Statements.

CRM Holdings, Ltd.
Consolidated Statements of Cash Flows

	Years Ended December 31

	2005	2004	2003

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$7,274,589	$5,805,830	$3,731,066
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	226,468	189,474	179,336
Amortization of unearned compensation, restricted stock	13,000	—	—
Amortization of discounts on fixed maturities	(48,735)	—	—
Net realized gains on sale of investments	(26,011)	—	—
Deferred income tax benefit	(5,200)	—	—
Changes in:
Cash and cash equivalents, restricted	3,506,011	(3,390,738)	(1,000,000)
Premiums receivable	1,109,684	(1,618,519)	(2,139,620)
Accounts receivable	(2,025,727)	48,824	(89,994)
Deferred policy acquisition costs	971,730	(589,985)	(823,515)
Prepaid expenses and other assets	(185,231)	(94,458)	1,193,649
Reserve for losses and loss adjustment expenses	3,583,744	2,528,083	167,917
Unearned reinsurance premiums	(3,286,039)	1,995,116	2,784,834
Unearned management fees	(282,657)	56,332	(1,174,676)
Unearned commission income	(1,402,609)	87,112	84,211
Fees payable to general agents and brokers	20,217	(12,778)	41,093
Other accrued expenses	2,181,704	262,860	52,322

Net cash provided by operating activities	11,624,938	5,267,153	3,006,623

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of fixed maturity securities available-for-sale	(10,610,522)	—	—
Proceeds from sales and maturities of fixed maturities available-for-sale	2,493,749	—	—
Property and equipment, net	(284,549)	(310,238)	(175,442)
Loans receivable, net	19,271	(258,939)	(99,667)

Net cash used in investing activities	(8,382,051)	(569,177)	(275,109)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from issuance of common stock	68,703,769	—	—
Net proceeds from issuance of pre-restructuring entity’s common stock	—	—	1,000,000
Increase in accrued IPO costs	2,410,961	—	—
Net borrowings under credit facilities	(75,795)	(126,724)	(819,786)
Distributions paid to LLC Members	(7,943,103)	(3,753,866)	(6,789,106)

Net cash provided (used) in financing activities	63,095,832	(3,880,590)	(6,608,892)

Net increase (decrease) in cash	66,338,719	817,386	(3,877,378)
Cash and cash equivalents Beginning	1,584,083	766,697	4,644,075

Ending	$67,922,802	$1,584,083	$766,697

Supplemental Cash Flow Disclosures
Income taxes paid	$—	$—	$—
Interest paid	$106,722	$26,351	$45,438
See Notes to Consolidated Financial Statements.

CRM Holdings, Ltd.
Notes to Consolidated Financial Statements

Note 1.	Nature of Business and Significant Accounting Policies
Nature of Business
      CRM Holdings, Ltd. (“CRM Holdings” or the “Company”) is a Bermuda holding company and 100% owner of CRM USA Holdings, Inc. (“CRM USA Holdings”), a United States holding company and Twin Bridges (Bermuda) Ltd. (“Twin Bridges”) a Bermuda company. The Company’s legal domicile is Bermuda, the jurisdiction in which it is incorporated. CRM USA Holdings has three principal operating subsidiaries, Compensation Risk Managers, LLC (“CRM”), Compensation Risk Managers of California, LLC (“CRM CA”) and Eimar, LLC (“Eimar”).
      CRM and CRM CA provide management and other services to self insurance workers’ compensation groups (“self-insured groups”) in the states of New York and California, respectively. Eimar provides medical bill review and case management services to the aforementioned self-insured groups and other clients. Twin Bridges is registered in Bermuda as a Class 3 insurer and is authorized to carry on business in the capacity of a reinsurer. Twin Bridges has entered into a reinsurance arrangement with New York Marine & General Insurance Company (“NY Marine & General”) whereby Twin Bridges reinsures a portion of the excess workers compensation and employers’ liability insurance coverage provided by NY Marine & General to self-insured groups managed by CRM and CRM CA.
Restructuring and Initial Public Offering
      The Company completed an initial public offering (“IPO”) on December 27, 2005, listing its shares on the NASDAQ Global Select Market under the symbol “CRMH”. The Company sold 6,000,000 shares of common stock, par value $.01 per share at a price of $13.00. The proceeds to the Company were $68.7 million, net of underwriting and offering expenses of $9.3 million. The Company contributed $47 million of the IPO proceeds to Twin Bridges to support the growth of its reinsurance business and $6.5 million to CRM to repay the entire amount outstanding under the revolving credit facility with KeyBank National Association (“KeyBank”), and for general working capital. As of December 31, 2005, the Company deposited the remaining net proceeds in interest bearing accounts and fixed-maturity securities pending approval of the Company’s investment policy.
      Effective December 27, 2005, immediately prior to the closing of the IPO, the former owners of CRM, CRM CA, Eimar (collectively, the “Pre-restructuring LLCs”) and Twin Bridges contributed all of their interests in these entities to the Company in a series of transactions (the “Restructuring”). The former shareholders of Twin Bridges and members of the pre-restructuring LLCs ultimately received a total of 9,457,115 common shares and 790,000 Class B shares in exchange for, and in the same proportion as, their ownership interests in the pre-restructuring LLCs and Twin Bridges. Total shares issued and outstanding as a result of the IPO and the restructuring were 15,457,115 common shares and 790,000 Class B shares.
      Prior to the restructuring, the pre-restructuring LLCs and Twin Bridges, in substance, had identical beneficial ownership and common management, as more fully described in Note 8. The restructuring was accounted for at the historical costs of the pre-restructuring LLCs and Twin Bridges as the combined historical financial statements most accurately capture the substance of the historical economic relationship of the LLCs.
      For the periods prior to the restructuring and IPO, the accompanying financial statements include the combined financial statements of the pre-restructuring LLCs and Twin Bridges. The combined financial statements for the periods prior to the restructuring are referred to as “consolidated” in these financial statements.
      For periods including and subsequent to the restructuring and IPO, the accompanying financial statements include, on a consolidated basis, the accounts of CRM Holdings, Ltd. and subsidiaries.

CRM Holdings, Ltd.
Notes to Consolidated Financial Statements — (Continued)
Basis of Accounting and Principles of Consolidation
      These consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. All significant inter-company transactions and balances have been eliminated upon consolidation.
Use of Estimates
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Those estimates are inherently subject to change, and actual results may ultimately differ materially from those estimates.
Fee-Based Management Services
      Revenues from fee-based management services include management fees received from self-insured groups, which are based on a percentage of the premiums of the self insured groups. The portion of such fees that relate to fees paid to general agents and brokers is recorded as revenue when payable by the group, which is the same time that the obligation for fees paid to general agents and brokers are recorded. The balance of such fees is earned ratably over the period to which they apply. The portion of management fees that relate to the future periods at the balance sheet date is recorded as unearned management fees.
      The Company also receives commissions for excess insurance coverage and surety bonds it places for these groups. Such commission income is earned ratably over the terms of the underlying insurance coverage and surety bonds. The portion of commission income that relates to the remaining term of the underlying insurance coverage at the balance sheet date is recorded as unearned commission income. Commission income for the placement of excess coverage represented placements with 7 U.S. admitted insurers for each of the years December 31, 2005, 2004 and 2003. Commission income from NY Marine & General represented 55%, 50% and 4% of such revenues for the years ended December 31, 2005, 2004 and 2003, respectively.
      In determining revenue recognition policy, the Company has been guided by FASB Statement of Financial Accounting Concepts No. 5 and Staff Accounting Bulletin No. 101 and relies on the fact that the management fee is contractually determined, that the fee is realizable and that the contract term is firm. All management services are provided within each respective policy period. As a result, no reserves for further obligations are recorded. Contractually, upon the termination of a management services agreement, all obligations of the parties to each other are ended.
      During the years ended December 31, 2005, 2004 and 2003, the Company provided management and other related services to 14, 12 and 9 self-insured groups, respectively. During the years ended December 31, 2005, 2004 and 2003, 74%, 93% and 100% of fee-based management services revenues were from self-insured groups located in New York. The balance of such revenues earned in the year ended December 31, 2005 and 2004 was from groups located in California.
      One self-insured group accounted for 27%, 38% and 47% of the Company’s fee-based management services revenues for the years ended December 31, 2005, 2004 and 2003, respectively. For the year ended December 31, 2005, the three largest self-insured groups, two of which are located in New York and one in California, accounted for 60% of total fee-based management services revenue. For the year ended December 31, 2004, the three largest self-insured groups, all located in New York, accounted for 74% of total fee-based management services revenue. For the year ended December 31, 2003, the four largest self-insured groups, all located in New York, accounted for 94% of total fee-based management services revenue.

CRM Holdings, Ltd.
Notes to Consolidated Financial Statements — (Continued)
Reinsurance Premiums
      Management has evaluated its reinsurance arrangement with NY Marine & General and determined that insurance risk is transferred to Twin Bridges pursuant to this reinsurance agreement. Under Statement of Financial Accounting Standards (“SFAS”) No. 113, Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts, this reinsurance agreement has been determined to be a short duration prospective contract and, accordingly, reinsurance premiums are earned ratably over the term of the underlying excess coverage policy. The portion of the reinsurance premiums that relate to the remaining term of the reinsurance policy at the balance sheet date is recorded as unearned reinsurance premiums. Such reinsurance premiums are subject to adjustment based upon modification to the premiums charged on the underlying excess coverage policy. Such adjustments are reflected in current operations when estimable.
Cash and Cash Equivalents
      The Company considers all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents. At times, management maintains cash balances in excess of insured limits and believes they do not represent a significant credit risk to the Company. Certain cash and cash equivalent balances have been pledged as security under certain credit facilities, as more fully described in Note 6 and Note 9.
Investments
      The Company considers all fixed-maturity securities to be available-for-sale. The investments are reported at their estimated fair value based on quoted market prices or dealer quotes. Related unrealized gains and losses are reported as accumulated other comprehensive income, in shareholders’ equity. Realized gains and losses are determined on the basis of specific identification. Investment income is recognized when earned and includes interest together with amortization of premiums and discounts on fixed maturities. As of December 31, 2005, all investments held have been pledged as security under certain credit facilities, as more fully described in Note 6 and Note 9.
Premiums Receivable
      Premiums receivable pursuant to reinsurance agreements are carried at face value less any allowance for doubtful accounts. At December 31, 2005, and 2004, no allowance was deemed necessary. No receivable balances were written off during the years ended December 31, 2005, 2004 and 2003.
      At the end of the reinsurance policy term, payroll-based premium audits are performed by NY Marine and General to determine earned premiums for the policy year. Earned but unbilled premiums include estimated future audit premiums, and are based on our historical experience and measured growth of the underlying groups managed by CRM and CRM CA. These estimates are subject to changes in payrolls of the groups due to growth, economic conditions and seasonality. Although considerable variability is inherent in such estimates, management believes that the accrual for earned but unbilled premiums is reasonable. The estimates are continually reviewed and adjusted as experience develops or new information becomes known. Any such adjustments are included in current operations.
      Included in premiums receivable is $1,459,083 and $0 of earned but unbilled premiums as of December 31, 2005 and 2004, respectively.
Accounts Receivable
      Accounts receivable consist primarily of billed and unbilled management fees and other services receivable from the self insured groups managed by CRM and CRM CA, and billed and unbilled commissions on excess insurance policies placed on behalf of these groups. Accounts receivable are carried at face value

CRM Holdings, Ltd.
Notes to Consolidated Financial Statements — (Continued)
less any allowance for doubtful accounts. At December 31, 2005, and 2004, no allowance was deemed necessary. No receivable balances were written off during the years ended December 31, 2005, 2004 and 2003. Included in accounts receivable is $1,434,000 and $0 of earned but unbilled fees and commissions as of December 31, 2005 and 2004, respectively.
Policy Acquisition Costs
      Policy acquisition costs are comprised of ceding commissions and U.S. federal excise tax costs incurred pursuant to the Company’s reinsurance agreement with NY Marine & General. These costs are deferred and amortized as the related reinsurance premiums are earned or recorded. The Company believes that these costs are fully recoverable at December 31, 2005 and 2004.
Property and Equipment
      Automobiles, computer equipment, furniture and fixtures are stated at cost, less accumulated depreciation, and are depreciated using the straight-line method over the estimated useful lives of the assets, generally five to seven years. Leasehold improvements are stated at cost less accumulated amortization, and are amortized using the straight line method over their estimated useful lives or lease terms, whichever is shorter.
Reserve for Losses and Loss Adjustment Expenses
      The reserve for losses and loss adjustment expenses represents the ultimate cost of all reported and unreported losses and loss adjustment expenses assumed under reinsurance agreements, associated with reported claims and claims incurred but not reported which are unpaid at the balance sheet date. This liability is estimated using actuarial studies of individual case-basis valuations, statistical analyses and industry data. Management believes that the aggregate liability for losses and loss adjustment expenses at year-end represents its best estimate, based on available data, of the amounts necessary to settle the ultimate cost of expected losses and loss adjustment expenses. Twin Bridges has only been in existence since December 2003 and thus has limited loss experience. Due to the relatively small number of underlying risks, Twin Bridges is exposed to an increased likelihood that actual results may not conform to the Company’s estimates. These estimates are also subject to the effects of trends in loss severity and frequency and other trends such as fluctuations in inflation, prevailing economic, social and judicial trends, legislative changes and internal and third party claims handling procedures. There also may be a significant delay between the occurrence of the insured event and the time it is actually reported to us. Accordingly, the ultimate settlement of losses and related loss adjustment expenses may vary significantly from the estimates included in the Company’s financial statements. These estimates are reviewed regularly and are adjusted as experience develops or new information becomes known. Any such adjustments are included in income in the period in which they are made.
Advertising Costs
      Advertising costs, including selling and marketing expenses, are expensed as incurred. Advertising costs totaling $939,641, $459,980 and $247,451 were included in selling, general and administrative expenses for the years ended December 31, 2005, 2004 and 2003, respectively.
Income Taxes
      For the periods presented in these financial statements prior to the date of the restructuring, the pre-restructuring LLCs were organized as limited liability companies where the members were taxed on their proportionate share of the LLCs’ taxable income. Subsequent to the restructuring, CRM, CRM CA and Eimar elected to be taxed as U.S. corporations. Therefore, for CRM, CRM CA and Eimar, income taxes have been provided in these financial statements only for the period from December 27, 2005 to December 31,

CRM Holdings, Ltd.
Notes to Consolidated Financial Statements — (Continued)
2005, and not prior. CRM Holdings and Twin Bridges are Bermuda companies and as such have no income tax liabilities. Management believes that CRM Holdings and Twin Bridges are not involved in the active conduct of a trade or business in the U.S. for U.S. tax purposes and as such has not provided for any federal or state and local income taxes for these entities.
      Twin Bridges has received an undertaking from the Bermuda Minister of Finance assuring it that if any legislation is enacted in Bermuda that would impose income or capital taxes, then the imposition of any such tax will not be applicable to Twin Bridges or any of its operations, shares, debentures or other obligations until March 28, 2016.
Segment Reporting
      The Company manages its operations through three reportable segments, fee-based management services, reinsurance, and corporate and other. Certain information about segment operations is addressed in Note 17.
Earnings Per Share
      Basic earnings per share are calculated using the weighted average number of common and Class B shares outstanding and excludes any dilutive effects of warrants, options and convertible securities. For periods prior to the IPO, the 10,247,115 shares of Common and Class B shares of the Company issued to the former owners of the pre-restructuring LLCs and Twin Bridges are assumed to be outstanding for all periods presented. Diluted earnings per share are calculated assuming conversion of dilutive convertible securities and the exercise of all dilutive stock options and warrants using the treasury stock method. As of December 31, 2005, there were 89,579 restricted shares and no warrants, options or convertible securities outstanding. The following table shows the computation of the Company’s earnings per share:

	For the Year Ended December 31, 2005

	Income	Shares	Per Share
	(Numerator)	(Denominator)	Amount

Basic net income per share	$7,274,589	10,427,937	$0.70
Effect of dilutive securities:
Unvested restricted shares	—	2,700	—

Fully diluted earnings per share	$7,274,589	10,430,637	$0.70

      Fully diluted EPS is the same as basic EPS for the years ended December 31, 2004 and 2003 because the Company had no common share equivalents granted during those periods.
Offering Costs
      Direct offering costs incurred in connection with the Company’s IPO, including certain amounts payable for underwriting, legal, audit and printing services, were deducted from the gross proceeds of the offering.
Recent Accounting Pronouncements
      In November 2005, the FASB issued FASB Staff Position (FSP) 115-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments, which nullifies certain requirements of Emerging Issues Task Force (EITF) 03-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments and amends SFAS 115 Accounting for Certain Investments in Debt and Equity Securities and Accounting Principles Board Option (APB) 18, The Equity Method of Accounting for Investments in Common Stocks. The guidance in FSP 115-1 addresses the determination of when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of

CRM Holdings, Ltd.
Notes to Consolidated Financial Statements — (Continued)
an impairment loss. FSP 115-1 also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The requirements under FSP 115-1 are effective for reporting periods beginning after December 15, 2005. The Company believes that the adoption of FSP 115-1 will not have a material effect on the Company’s financial position or results of operations.
      In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, that changes the requirements for the accounting and reporting of a change in accounting principle made in fiscal years beginning after December 15, 2005. This statement applies to all voluntary changes in accounting principles. The statement requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings for that period rather than reported in the income statement. The Company does not expect the adoption of SFAS 154 to have any impact on the Company’s financial position or results of operations.
      In December 2004, the FASB issued SFAS No. 123(R), Share-Based Payment. SFAS 123(R) is a revision of SFAS No. 123 and supersedes APB 25, Accounting for Stock Issued to Employees. SFAS 123(R) requires the Company to expense the fair value of employee stock options and other forms of stock-based compensation. As discussed above in Stock based Compensation and in Note 12, the Company currently accounts for stock-based compensation in accordance with the fair value method prescribed by SFAS 123(R).

Reclassification
      Certain 2004 and 2003 amounts have been reclassified to conform to the basis of presentation used in 2005.

Note 2.	Investments and Related Income
      The historical cost and estimated fair market value of fixed maturities were as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
Year Ended December 31, 2005	Cost	Gains	Losses	Fair Value

U.S. Treasury Bills	$8,191,519	$—	$6,152	$8,185,367

Total investments	$8,191,519	$—	$6,152	$8,185,367

      All fixed maturity investments as of December 31, 2005 had been held for less than one year and had remaining maturities of less than one year.
      The sources of investment income were as follows:

	2005	2004	2003

Interest income on cash and cash equivalents	$122,105	$54,477	$15,789
Realized gains on fixed maturities:	26,011	—	—
Interest income on fixed maturities	61,805	—	—

Total investment income	$209,921	$54,477	$15,789

      There were no realized losses for the years ended December 31, 2005, 2004 and 2003.
      Due to fluctuations in interest rates, it is likely that over the length of time a fixed maturity is held there will be periods when the investment’s fair value will be less than its amortized cost, resulting in unrealized losses. To the extent the Company has the intent and ability to hold the investment for a longer period, the security’s fair value and amortized cost will tend to converge over time, reducing the size of any unrealized

CRM Holdings, Ltd.
Notes to Consolidated Financial Statements — (Continued)
gains or losses. Other-than-temporary impairment results in a permanent reduction of the amortized cost and as a result would be reflected as a realized loss. In evaluating potential impairment, Management considers, among other criteria, the current fair value compared to amortized cost, the length of time the security’s fair value has been below amortized cost, specific credit issues related to the issuer and current economic conditions. During 2005, 2004 and 2003, the Company did not record any other-than-temporary impairment.

Note 3.	Deferred Policy Acquisition Costs

As of December 31,	2005	2004	2003

Balance at beginning of period	$1,413,500	$823,515	$—
Policy acquisition costs deferred:
Ceding commissions	1,450,295	2,030,000	868,000
Other	50,761	71,050	30,380

	1,501,056	2,101,050	898,380
Amortization of policy acquisition costs	(2,472,786)	(1,511,065)	(74,865)

Net change	(971,730)	589,985	823,515

Balance at end of period	$441,770	$1,413,500	$823,515

Note 4.	Property and Equipment
      Property and equipment is stated at cost less accumulated depreciation and summarized as follows:

As of December 31,	2005	2004

Furniture & fixtures	$599,411	$504,158
Computer equipment	621,883	481,716
Automobiles	101,338	84,924
Leasehold improvements	299,038	281,593

	1,621,670	1,352,391
Less accumulated depreciation and amortization	(650,633)	(439,435)

	$971,037	$912,956

Note 5.	Loans Receivable
      The Company has extended credit through loan arrangements as follows:

As at December 31,	2005	2004

Working capital loan to a general agent and its principals in connection with a self-insured group managed by CRM CA, which consisted of monthly advances from November, 2003 through June, 2004 totaling $468,783, at which time monthly payments of $14,261, including principal and interest at 6% over 36 months, commenced	$371,759	$396,379
Employee loans for non-officers of varying amounts, with repayment terms extending to 2008 and bearing interest up to 6%	40,576	35,227

	$412,335	$431,606

      Interest on loans receivable is recorded on the accrual basis except for loans in default. No interest is accrued on loans in default.

CRM Holdings, Ltd.
Notes to Consolidated Financial Statements — (Continued)
      The general agent and its principals failed to make timely installment payments due under the working capital loan commencing March 15, 2005 and the Company has declared the loan in default and immediately due and payable in full, and brought an action against the borrowers for collection. Management has assessed the likelihood of collecting the working capital loan and believes all amounts will ultimately be collected. Accordingly, no provision for uncollectible amounts has been recorded. See Note 14.

Note 6.	Credit Facilities
      As of December 31, 2005 and 2004, CRM has entered into revolving credit facility with KeyBank that allowed for total borrowings of up to $5 million and $3 million, respectively. The revolving credit facility expires on June 30, 2006. Loans under the facility are due on demand and interest is payable monthly at KeyBank’s prime rate. The facility is secured by a lien on substantially all of CRM’s assets, and is guaranteed by CRM CA, Eimar and Compensation Risk Managers Agency Captive, LLC (“Agency Captive”), a licensed insurance broker that shared common ownership with the pre-restructuring LLCs. The facility limits CRM’s ability to purchase or sell assets otherwise than in the ordinary course of business, prohibits CRM from incurring debt or permitting any liens on its assets, subject to customary exceptions, except for trade debt incurred in the normal course of business and indebtedness or leases for term loans, leases, vehicles or equipment of up to $400,000, limits mergers and consolidations of CRM and prohibits investments and loans by CRM. During 2005 and 2004, CRM borrowed up to $5 million and $500,000, respectively, against this facility. The outstanding balance was paid in full in December, 2005 with a portion of the proceeds from the IPO.
      The weighted average interest rates on borrowings under these lines of credit were 6.6%, 4.4% and 7.2% for the years ended December 31, 2005, 2004 and 2003, respectively.
      Under Twin Bridges’ contract with NY Marine & General, Twin Bridges is required to post security, for any unpaid liabilities under the contract. Twin Bridges has entered into a letter of credit loan facility (the “Unsecured Letter of Credit Facility”) with KeyBank under which Twin Bridges is entitled to draw letters of credit. As of December 31, 2005 and 2004, the unsecured letter of credit facility allowed for up to $6.5 million and $3 million, respectively. Twin Bridges pays a fee of 1.5% of the principal amount of each letter of credit drawn. The letter of credit loan facility terminates on June 30, 2006. The loan agreement contains covenants similar to the covenants in CRM’s revolving credit facility with KeyBank described above. The borrowings outstanding under it have been guaranteed by CRM, CRM CA, Eimar and Agency Captive.
      In addition, Twin Bridges entered into a second letter of credit loan facility with KeyBank (the “Secured Letter of Credit Facility”) under which Twin Bridges is entitled to draw letters of credit in the principal amount of up to $7.5 million, for which Twin Bridges pays a fee of 0.75% of the principal amount of each letter of credit drawn. Any letter of credit issued under the Secured Letter of Credit Facility is secured by investments, cash and cash equivalents held in a carrying value of equal amount. The Secured Letter of Credit Facility will expire on June 30, 2006. Twin Bridges also has informal arrangements with Smith Barney Citigroup pursuant to which Twin Bridges may obtain cash collateralized letters of credit. See Note 9 for the balance of letters of credit issued pursuant to these facilities.
      The Company also had various other secured borrowings consisting of capital leases for equipment and automobiles with varying maturity dates through 2007.

CRM Holdings, Ltd.
Notes to Consolidated Financial Statements — (Continued)
      Amounts outstanding under the revolving credit facility and other secured borrowings, and the weighted average interest rates were as follows:

As of December 31,	2005	2004

Revolving credit facility	$—	$—
Other secured borrowings	82,512	158,307

	$82,512	$158,307

Note 7.	Income Taxes
      The significant components of the consolidated provision for income taxes for the years ended December 31, 2005, 2004 and 2003 were as follows:

Years Ended December 31,	2005	2004	2003

Current income tax provision
Federal	$59,500	$—	$—
State and local	8,500	—	—

	68,000	—	—
Deferred tax benefit
Federal	(4,550)	—	—
State and local	(650)	—	—

	(5,200)	—	—

Total income tax provision	$62,800	$—	$—

      Income tax liability was incurred for the U.S. operations only from December 27, 2005, to December 31, 2005. As described in Note 1, CRM Holdings and Twin Bridges are Bermuda companies and thus did not incur income taxes for the periods reported in these financial statements.
      The tax effects of temporary differences in the accounts of CRM, CRM CA and Eimar that gave rise to deferred income tax assets were derived from employee stock compensation. The income tax provision differs from the amount computed by applying the U.S. Federal income tax rate of 35% to income before taxes as a result of the following:

Years Ended December 31,	2005	2004	2003

Theoretical Federal income tax at statutory rate of 35%	$2,568,100	$2,032,000	$1,306,000
Tax-free Bermuda-domiciled income	(622,000)	(310,000)	18,000
Income attributable to pre-restructuring LLCs taxed in the hands of its members prior to the IPO date	(1,887,500)	(1,722,000)	(1,324,000)
State income taxes net of federal benefit	8,000	—	—
Other	(3,800)	—	—

Provision for income taxes	$62,800	$—	$—

Note 8.	Shareholders’ and Members’ Equity
      For periods subsequent to the restructuring and IPO, holders of common shares are entitled to one vote per share, subject to a mechanism in the Company’s bye-laws whereby the maximum voting rights of any one

CRM Holdings, Ltd.
Notes to Consolidated Financial Statements — (Continued)
shareholder or group of shareholders is limited to 9.9%. Application of this mechanism is subject to the discretion of the board of directors.
      Holders of Class B shares have the same rights and privileges as our common shares, except they have no general right to vote. The Class B shares are exchangeable into common shares at any time, provided that certain voting percentage limits are not breached or adverse tax consequences to the Company do not result.
      CRM Holdings was incorporated in Bermuda on September 7, 2005, and issued 1,200,000 common shares for $12,000 to Reid Finance Limited, an affiliate of Appleby Hunter Bailhache. All the shares held by Reid Finance Limited were purchased by CRM Holdings in connection with the restructuring of the Company for $12,000. These 1,200,000 shares were retired, and are no longer outstanding.
      Effective December 27, 2005, immediately prior to the closing of the IPO, the former owners of the pre-restructuring LLCs and Twin Bridges contributed all of their interests in these entities to the Company in a series of transactions. The former shareholders of Twin Bridges and members of the pre-restructuring LLCs ultimately received a total of 9,457,115 common shares and 790,000 Class B shares in exchange for, and in the same proportion as, their ownership interests in the pre-restructuring LLCs and Twin Bridges. Total shares issued and outstanding as a result of the IPO and the restructuring were 15,457,115 common shares and 790,000 Class B shares.
      Prior to the restructuring and IPO, the pre-restructuring LLCs were limited liability companies which do not have outstanding shares. Rather, ownership was evident through membership agreements.
      Prior to the restructuring and IPO, Twin Bridges had issued 120,000 common shares for $120,000 and also received $880,000 as contributed surplus and not in respect of subscription for shares. The authorized share capital of Twin Bridges was 120,000 common shares with a par value of $1 per share, of which 120,000 shares were issued and outstanding as of December 31, 2004.
      Prior to the restructuring and IPO, the underlying shareholders and ownership interest of Twin Bridges were substantially equivalent to the members and ownership interest of the pre-restructuring LLCs.

Note 9.	Reinsurance Activity
      Pursuant to the reinsurance agreement with NY Marine & General, Twin Bridges reinsures 50% of liabilities arising from policies issued by NY Marine & General to self-insured groups managed by CRM and CRM CA. Under the reinsurance agreement, Twin Bridges reinsures 50% of the coverage NY Marine & General provides and receives 50% of the premiums paid to NY Marine & General by these groups. Twin Bridges allows NY Marine & General a ceding commission of 28% of the premium assumed by Twin Bridges to cover acquisition, general and administrative expenses, a further 2% for stop-loss coverage, and 1% to cover U.S. federal excise tax, for a total of 31% of the premium assumed by Twin Bridges. The stop loss reinsurance limits Twin Bridges’ losses under the reinsurance agreement to 181.16% of the premium assumed, net of the ceding commission, the cost of the stop-loss coverage, and the U.S. federal excise tax. NY Marine & General in turn pays a 20% commission to CRM for the excess workers compensation coverage placed with NY Marine & General by CRM or CRM CA, as described in Note 1.
      Effective December 1, 2005, Twin Bridges executed a term sheet with NY Marine & General to renew its reinsurance agreement. The first renewal date for excess policies covered by this treaty is January 1, 2006. No activity pursuant to this new agreement has occurred through December 31, 2005. Under the new agreement, which has not been executed as of December 31, 2005, Twin Bridges will reinsure 70% of the excess coverage provided to the groups by NY Marine & General in exchange for 70% of the premiums paid by the groups. Twin Bridges will allow NY Marine & General a ceding commission of 23.5% of the new assumed premiums to cover its acquisition, general and administrative expenses and an additional 2.45% to cover taxes, board fees and other such costs. NY Marine & General will in turn pay a commission of 15% of gross premiums to CRM

CRM Holdings, Ltd.
Notes to Consolidated Financial Statements — (Continued)
and CRM CA. Twin Bridges will also share in the cost of any reinsurance purchased by NY Marine & General from other carriers with respect to such coverage.
      The new agreement provides that NY Marine & General will offer full statutory excess coverage for losses and loss adjustment expenses in excess of $500,000 per occurrence retained by the groups. NY Marine & General will seek reinsurance from other insurers to cover 100% of losses and loss adjustment expenses in excess of $5,000,000 per occurrence up to $50 million per occurrence, as well as reinsurance of losses and loss adjustment expenses in excess of $3 million per occurrence up to a per occurrence limit of $5 million, subject to an annual aggregate deductible of $4 million. In the event that any of the other reinsurers is unable to pay any losses or loss adjustment expenses or the reinsurance purchased is insufficient, we will be obligated to cover 70% of such amounts.
      The agreement also provides that NY Marine & General will offer frequency coverage to our groups of $2 million. This coverage will provide for attachment points at various levels determined by the groups’ funded premiums. NY Marine & General will offer this expanded coverage to our groups upon renewal of their excess coverage policies.
      To the extent that total aggregate losses for all groups insured by NY Marine and General exceed the total premium calculated for the coverage layer of $5 million per occurrence in excess of the $500,000 retention limit of all groups by more than 70%, then Twin Bridges is responsible for 100% of the losses of the layer until they aggregate 90% of the total premiums, even though Twin Bridges will earn only 70% of the premiums of this corridor. After 90% aggregate losses, Twin Bridges will continue to participate in 70% of the losses up to the $5 million per occurrence limit.
      In addition to termination provisions that are similar to those contained in our expiring agreement with NY Marine & General, any definitive reinsurance agreement will be cancelable by either party upon 120 days prior written notice after one year and is also cancelable upon five days’ prior written notice by NY Marine & General if:

•	Twin Bridges consummates a workers’ compensation insurance or reinsurance agreement with any other insurer or reinsurer without NY Marine & General’s prior written consent unless NY Marine & General had previously declined such business; or

•	Twin Bridges suffers a reduction of net worth greater than fifty percent; or

•	Twin Bridges distributes more than ten percent of its retained earnings by way of dividends, inter-company transfers or related party loans since the date of its last audited financial statements.
      In the event that Twin Bridges consummates a competing insurance or reinsurance agreement without NY Marine & General’s prior written consent and NY Marine & General chooses to cancel the new agreement, Twin Bridges will be obligated to pay NY Marine & General $1,000,000 and will continue to be obligated to share in the cost of any reinsurance purchased by NY Marine & General from other carriers with respect to such coverage for the remaining period of any reinsured excess coverage policies then in effect.
      Under the term sheet, CRM Holdings will be required to guarantee Twin Bridges’ performance of its obligations under any definitive reinsurance agreement with NY Marine & General, subject to regulatory approval, if required.

CRM Holdings, Ltd.
Notes to Consolidated Financial Statements — (Continued)
      A summary of reinsurance premiums assumed consisted of the following:

Year Ended December 31,	2005	2004	2003

Premiums assumed	$5,076,033	$7,105,000	$3,038,000
Change in unearned reinsurance premiums	3,286,039	(1,995,117)	(2,784,833)

Net reinsurance premiums earned	$8,362,072	$5,109,883	$253,167

      No claims within the reinsured layer have been reported through December 31, 2005. Accordingly, no case reserves have been recorded. Changes in Twin Bridges’ liability for incurred but not reported losses and loss adjustment expenses (“LAE”) were as follows:

As of December 31,	2005	2004	2003

Liability at beginning of period	$2,696,000	$167,917	$—
Incurred losses and LAE relating to:
Current year	3,583,744	2,528,083	167,917
Prior years	—	—	—

Total incurred losses and LAE	3,583,744	2,528,083	167,917
Paid losses and LAE relating to:
Current year	—	—	—
Prior years	—	—	—

Total paid losses and LAE	—	—	—

Liability at end of period	$6,279,744	$2,696,000	$167,917

      The reinsurance agreements require Twin Bridges to provide certain collateral to secure its obligations to NY Marine & General. Letters of credit totaling $14,619,782 and $6,143,347 as of December 31, 2005 and 2004, respectively, were issued under the letter of credit facilities described in Note 6. Of these letters of credit, $9,070,094 and $4,390,738 were secured by investments and cash and cash equivalents as of December 31, 2005, and cash and cash equivalents as of December 31, 2004, pursuant to the Secured Letter of Credit Facility and informal arrangements with KeyBank and Smith Barney Citigroup. The balance of the letters of credit outstanding on those dates was issued pursuant to the Unsecured Letter of Credit Facility.

Note 10.	Lease Commitments
      The Company leases vehicles, office space and office equipment under various operating lease agreements. Total minimum future lease payments under these leases are as follows:

As of December 31,

2006	$435,579
2007	895,560
2008	934,231
2009	924,000
2010	924,000
Thereafter	11,750,200

Total	$15,863,570

      Rent expense was approximately $469,000, $313,000 and $216,000 for the years ended December 31, 2005, 2004 and 2003, respectively.

CRM Holdings, Ltd.
Notes to Consolidated Financial Statements — (Continued)
      The company has entered into a lease agreement for new office facilities in Poughkeepsie, New York, that will house the operations of CRM. The initial lease term is fifteen years, with two renewal terms of five years each. The commencement date is estimated to be March 1, 2007. The lease may be terminated prior to occupancy if the landlord has not secured required zoning and regulatory approvals. Management believes that all approvals will be secured and as such has included the rental payments in the Lease Commitments schedule above for a fifteen year period beginning March 1, 2007.

Note 11.	Retirement Plan
      In 2001, the Company established a 401(k) profit sharing plan for employees meeting certain age and service requirements as defined by the plan. Eligible employees may contribute up to statutory limits. The Company makes matching contributions of 50% of an employee’s annual contribution until the employee has contributed 3% of annual compensation. The Company may also make a discretionary annual profit sharing contribution to the plan. Employer matching contributions to the plan were approximately $45,663, $31,300 and $27,300 for the years ended December 31, 2005, 2004 and 2003, respectively. No discretionary contributions were made for any of those years.

Note 12.	Long-Term Incentive Plan
      In November, 2005 the Company’s board of directors adopted the 2005 Long-Term Incentive Plan. The plan provides for the grant of incentive stock options, nonqualified stock options, restricted shares, stock appreciation rights, performance awards, restricted share units, phantom shares and other share based awards to our employees, consultants and directors. A total of 1.5 million shares are authorized for issuance under the plan, of which no more than 1 million may be issued upon exercise of incentive stock options. The plan is administered by the compensation committee of the board of directors. The Company accounts for stock-based compensation in accordance with the fair value method prescribed by SFAS No. 123(R), Share-Based Payment.
      During the year ended December 31, 2005, the Company issued 89,579 shares of restricted stock with a fair value of $13.00 per share. Restricted stock issued under the plan has terms set by the compensation committee. These shares contain certain restrictions relating to, among other things, vesting and forfeiture in the event of termination of employment. At the time of grant, the fair value of the shares awarded is recorded as unearned stock grant compensation and is presented as a separate component of shareholders’ equity. The unearned compensation is charged to income over the vesting period, generally three years. Total compensation cost recognized in income for stock based compensation awards was $13,000 for the year ended December 31, 2005. As of December 31, 2005, no other awards have been granted under the Long-Term Incentive Plan.

Note 13.	Related Parties
      The Company conducts business with an insurance broker whose owners include one of the Company’s directors and a member/owner of the pre-restructuring entities. The Company pays the broker fees for business placed with several of the self insurance groups managed by the Company. In addition, the Company leases office space and purchases various liability, property and casualty insurance coverage from the broker. The following table represents amounts paid to the broker for services rendered:

For the Year Ended December 31,	2005	2004	2003

Fees paid to general agents and brokers	$234,334	$229,124	$257,355
Other operating expenses	48,448	39,969	44,986

	$282,782	$269,093	$302,341

CRM Holdings, Ltd.
Notes to Consolidated Financial Statements — (Continued)
      Compensation Risk Managers Agency Captive, LLC, (“Agency Captive”), is a licensed insurance broker that shares common ownership with the members of the pre-restructuring LLCs. Agency Captive was originally formed to underwrite a business unrelated to the self-insured groups managed by CRM or CRM CA. As of December 31, 2005, Agency Captive held the brokerage license that CRM and CRM CA use to place the excess coverage with U.S. admitted insurers and surety bonds on behalf of the self-insured groups they manage. Agency Captive received the brokerage commissions which were then fully remitted to CRM or CRM CA, as applicable. The brokerage license was owned by Daniel G. Hickey Jr., the Company’s Chief Executive Officer and Chairman of the Board. On January 9, 2006 the license transferred to CRM following which brokerage commissions will be paid directly to CRM.
      Included in selling, general and administrative expenses are guaranteed payments and bonuses to the members of the pre-restructuring LLCs totaling $2,511,186, $2,271,786 and $1,775,792 for the years ended December 31, 2005, 2004 and 2003, respectively.
      Included in selling, general and administrative expenses for the year ended December 31, 2005, is $92,000 in respect of indemnification of U.S. Federal income tax liabilities to the former members of the pre-restructuring LLCs for the estimated income tax liability that is passed through to the members for the period November 1, 2005 to the date of the IPO, December 27, 2005.

Note 14.	Contingencies
      In April 2005, a former general agent for one of the self-insured groups in California managed by CRM commenced litigation against CRM and CRM CA alleging that CRM wrongfully caused the general agent to be terminated as the general agent for the group and wrongfully assumed the general agent’s responsibilities to the group. The general agent also alleges that CRM had falsely accused the general agent and its principals of wrongfully diverting money and of other wrongful conduct. The general agent’s complaint does not seek a specific amount of damages. CRM intends to defend the litigation vigorously and has asserted counterclaims against the general agent for breach of contract, fraud and intentional interference with economic advantage, and alleging that the general agent had wrongfully used confidential information it had received from CRM to establish a competing workers’ compensation self-insurance program for California automobile dealers. CRM has been collecting from the self-insured group fees that would have been paid to the general agent subsequent to its termination as the general agent. These fees totaled $435,678 as of December 31, 2005 and are being held by CRM pending the resolution of the disputes with the general agent. This amount is included in cash and cash equivalents, and a corresponding liability is included in accrued expenses, as of December 31, 2005 and this cash may be available to reduce the loan to the general agent described in Note 5.
      On December 29, 2004 H.F.C.A. Associates Corp. and 17 related companies, all of which were members or former members of the Healthcare Industry Trust of New York (“HITNY”), a self-insured group managed by CRM, sued HITNY and CRM in the Supreme Court of the State of New York, Ulster County, alleging, among other things, that the defendants had improperly terminated their membership in HITNY and failed to process claims on their behalf. The plaintiffs also alleged that CRM had engaged in self dealing and had committed a breach of fiduciary duties owed to them in connection with the placement of reinsurance for the members of HITNY. The complaint asks for damages of $1 million against both defendants and a judgment that the plaintiffs did not owe HITNY the outstanding premium for which they had been invoiced. HITNY answered the complaint, denying the plaintiffs’ material allegations. HITNY alleged that the plaintiffs’ membership had been properly terminated and asserted a counterclaim against the plaintiffs in the amount of $107,000 for unpaid premium. HITNY also asserted a claim against CRM alleging generally that if the plaintiffs suffered any damages they were caused by CRM’s actions or wrongdoing. CRM answered the complaint, denying the plaintiff’s material allegations, including the allegations of self dealing and breach of fiduciary duty, and asserting a claim based on breach of contract and contribution against HITNY for whatever damages the plaintiffs may recover from CRM. The litigation is in its early stages.

CRM Holdings, Ltd.
Notes to Consolidated Financial Statements — (Continued)
      No amount has been accrued in these consolidated financial statements for either claim as the outcomes are uncertain and a liability cannot be determined.

Note 15.	Fair Value of Financial Instruments
      Statement of Financial Accounting Standards (“SFAS”) No. 107, Disclosures about Fair Value of Financial Instruments, requires companies to disclose the fair value information about their financial instruments. SFAS No. 107 excludes certain insurance related financial assets and liabilities and all non-financial instruments from its disclosure requirements.
      Because of the short-term nature of cash and cash equivalents, premiums and other accounts receivable, and employee loans receivable, their carrying value approximates their estimated fair value. Any borrowings under credit facilities bear variable interest rates, thus their carrying value approximates their fair value. Due to the nature of the litigation with regard to the working capital loan receivable described in Note 5, it is not practicable to estimate its fair value. Since fixed maturity securities are recorded in the financial statements at their estimated fair market values as securities available-for-sale under SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, their carrying value is their estimated fair market value.

Note 16.	Statutory Requirements
      Under the Insurance Act 1978 of Bermuda and related regulations (the “Act”), Twin Bridges is required to prepare Statutory Financial Statements and to file a Statutory Financial Return. The Act also required Twin Bridges to meet certain minimum capital and surplus requirements.
      Statutory capital and surplus as reported under the Act is different from shareholder’s equity as determined in conformity with accounting principles generally accepted in the United States of America (“GAAP”) due to certain items that are capitalized under GAAP but expensed under the Act.

As of December 31,	2005	2004

Shareholders’ equity, per GAAP	$50,904,005	$1,834,891
Reconciling items:
Prepaid expenses	—	(4,885)
Deferred policy acquisition costs	(441,770)	—

Statutory capital and surplus, per the Act	$50,462,235	$1,830,006

Required minimum statutory capital and surplus, per the Act	$1,015,207	$1,821,450

      The Twin Bridges is also required to maintain a minimum liquidity ratio, whereby the value of its relevant assets must be not less than 75% of its relevant liabilities. Twin Bridges met this test at December 31, 2005 and 2004.
      Twin Bridges is prohibited from declaring or paying any dividends during any financial year if it is in breach of its solvency margin or minimum liquidity ration or if the declaration or payment of such dividends would cause it to fail to meet such margin or ratio. In addition, if it has failed to meet its minimum solvency margin or minimum liquidity ratio on the last day of any financial year, Twin Bridges will be prohibited, without the approval of regulators, from declaring or paying any dividends during the next financial year. Twin Bridges is prohibited, without prior approval from the Bermuda Monetary Authority, from reducing by 15% or more its total statutory capital as set out in its previous year’s financial statements Additionally, under the Act, Twin Bridges may not declare or pay a dividend, or make a distribution from contributed surplus, if there are reasonable grounds for believing that it is or would be unable to pay its liabilities as they become due, or the realizable value of its assets would be less than the aggregate of its liabilities and its issued share capital and share premium accounts.

CRM Holdings, Ltd.
Notes to Consolidated Financial Statements — (Continued)

Note 17.	Segment Information
      The Company has three reportable segments, Fee-Based Management Services, Reinsurance and Corporate and Other. The determination for two operating segments, Fee Based Management Services and Reinsurance was based on the Company’s methodology for monitoring the performance of the self-insured group business and reinsurance operations. The Company evaluates each segment based on fees and commission income or reinsurance premiums earned, as applicable, including items of revenue and expense that are associated with, and directly related to, each segment. There are no revenue generating transactions between the segments. The Company has not developed a methodology to allocate non-direct items of expense between the segments. The Corporate and Other segment reflects primarily expenses and cash and cash equivalents that are not allocable to the two operating segments. Accounting policies of the segments are the same as those described in Note 1.
      The following table sets forth the Company’s revenues, expenses, income before taxes and total assets by business segment and combined:

Year Ended December 31,	2005	2004	2003

Fee-Based Management Services Segment
Revenues:
Management fees	$30,540,308	$23,510,174	$17,889,315
Commissions	5,954,799	4,145,552	2,931,813
Investment income	31,650	32,807	15,701

Total revenues	36,526,757	27,688,533	20,836,829
Expenses
Interest expense	106,722	26,753	45,989
Depreciation and amortization	226,468	189,474	179,336
Operating expenses	30,633,251	22,552,643	16,829,162

Total expenses	30,966,441	22,768,870	17,054,487

Income before taxes	$5,560,316	$4,919,663	$3,782,342

Total Assets	$5,113,557	$3,126,938	$1,919,123

Reinsurance Segment
Revenues:
Net reinsurance premiums	$8,362,072	$5,109,883	$253,167
Investment income	165,575	21,670	88

Total revenues	8,527,647	5,131,553	253,255
Expenses
Underwriting expenses	6,452,381	4,245,386	304,531

Income before taxes	$2,075,266	$886,167	$(51,276)

Total Assets	$59,359,687	$9,597,373	$3,963,223

Corporate and Other Segment
Revenues:
Investment income	$12,696	$—	$—
Expenses
Operating expenses	310,889	—	—

Income before taxes	$(298,193)	$—	$—

Total Assets	$19,442,696	$—	$—

Combined
Total Revenues	$45,067,100	$32,820,086	$21,090,084
Total expenses	37,729,711	27,014,256	17,359,018

Income before taxes	$7,337,389	$5,805,830	$3,731,066

Total Assets	$83,915,940	$12,724,311	$5,882,346

CRM Holdings, Ltd.
Notes to Consolidated Financial Statements — (Continued)

Note 18.	Quarterly Financial Data (unaudited)
      Summarized below are the unaudited quarterly financial data for 2005 and 2004. For periods prior to the IPO, retroactive effect of our restructuring has been given to the calculation of common and Class B shares outstanding.

	Quarter Ended

2005	March 31	June 30	September 30	December 31

Revenues
Fee-based management services	$7,659,690	$8,834,753	$9,704,986	$10,295,678
Net reinsurance premiums	1,617,000	1,428,146	2,250,091	3,066,835
Investment income	20,719	32,744	62,008	94,450

Total revenues	9,297,409	10,295,643	12,017,085	13,456,963
Expenses
Losses and loss adjustment expenses	653,168	651,894	964,325	1,314,357
Fees paid to general agents and brokers	3,079,136	2,548,575	2,815,803	3,046,710
Policy acquisition costs	478,171	422,325	665,383	906,907
Selling, general and administrative expenses	4,132,662	4,751,047	5,086,609	6,105,917
Interest expense	3,136	25,644	13,425	64,517

Total expenses	8,346,273	8,399,485	9,545,545	11,438,408

Income before taxes	951,137	1,896,157	2,471,540	2,018,555
Provision for income taxes	—	—	—	62,800

Net income	$951,137	$1,896,157	$2,471,540	$1,955,755

Basic and fully diluted earnings per share	$0.09	$0.19	$0.24	$0.18

Weighted average shares outstanding:
Basic	10,247,115	10,247,115	10,247,115	10,964,506
Fully diluted	10,247,115	10,247,115	10,247,115	10,975,217

CRM Holdings, Ltd.
Notes to Consolidated Financial Statements — (Continued)

	Quarter Ended

2004	March 31	June 30	September 30	December 31

Revenues
Fee-based management services	$5,959,485	$7,960,697	$6,599,435	$7,136,109
Net reinsurance premiums	921,200	1,201,725	1,442,642	1,544,316
Investment income	9,086	12,084	8,845	24,462

Total revenues	6,889,771	9,174,506	8,050,922	8,704,887
Expenses
Losses and loss adjustment expenses	551,083	614,521	809,646	552,833
Fees paid to general agents and brokers	1,837,811	3,288,025	2,253,791	2,127,919
Policy acquisition costs	272,412	355,367	426,609	456,677
Selling, general and administrative expenses	2,680,324	3,594,323	3,528,324	3,637,838
Interest expense	12,500	12,500	12,500	(10,747)

Total expenses	5,354,130	7,864,736	7,030,870	6,764,520

Income before taxes	1,535,640	1,309,771	1,020,052	1,940,367
Provision for income taxes	—	—	—	—

Net income	$1,535,640	$1,309,771	$1,020,052	$1,940,367

Basic and fully diluted earnings per share	$0.15	$0.13	$0.10	$0.19

Weighted average shares outstanding:
Basic	10,247,115	10,247,115	10,247,115	10,247,115
Fully diluted	10,247,115	10,247,115	10,247,115	10,247,115
Note 19.  Subsequent Event
      On September 6, 2006, CRM, CRM CA and one of our self insured groups, Contractors Access Program of California, Inc. (“CAP”), entered into a confidential settlement and mutual release agreement with Cornerstone Program Management & Insurance Services, Inc. and others regarding a matter described in Note 14. The terms of the settlement are confidential.
      All settlement payments due to date have been paid by CAP, and CRM recovered $1.75 million under an insurance policy, which was contributed to CAP as part of the settlement. In the event that insurance proceeds and any recoveries from third parties are insufficient to cover all payment obligations of CAP under the settlement agreement, it is reasonably possible that CAP may seek indemnification from CRM or the Company for its losses. On December 20, 2006, CRM received a request from CAP to enter into discussions regarding the contribution by CRM of amounts paid by CAP under the settlement agreement. It is not possible to estimate the potential liability, if any, should CAP request that CRM contribute the full amount paid under the settlement agreement. The amount paid by CAP, net of insurance proceeds, is $4.25 million.
      CRM expects to enter into discussions regarding settlement of the matter, and may enter into settlement agreements, if it believes that a settlement is in the best interests of its shareholders. The matter, if decided adversely to or settled by CRM may result in a liability material to its financial condition or results of operations.

Embarcadero Insurance Holdings, Inc.
Condensed Consolidated Balance Sheets (Unaudited)

	September 30,	December 31,
	2006	2005

	(Dollars in thousands)
ASSETS
Investments:
Debt securities, at fair value (amortized cost: $145,111 in 2006 and $122,476 in 2005)	$144,204	$121,103
Equity securities, at fair value (cost: $8,580 in 2006 and $25,859 in 2005)	9,522	28,082
Cash and cash equivalents	14,848	7,426
Premiums receivables, net	3,937	2,420
Reinsurance recoverables	37,136	40,365
Income tax receivables	1,170	1,253
Other receivables	4,664	3,343
Deferred policy acquisition costs	726	656
Deferred taxes	5,749	6,255
Fixed assets, net	200	92

Total assets	$222,156	$210,995

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Reserves for losses and loss adjustment expenses	$144,609	$140,583
Reinsurance payable	2,478	3,095
Unearned premiums	5,527	5,950
Senior debt equity	8,083	8,075
Other accrued liabilities	15,843	12,643

Total liabilities	$176,540	$170,346

STOCKHOLDERS’ EQUITY
Common stock — no par value, 100,000 shares authorized, 16,000 shares issued and outstanding	$1,600	$1,600
Accumulated other comprehensive income, net of income tax	23	562
Retained earnings	43,993	38,487

Total stockholders’ equity	$45,616	$40,649

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$222,156	$210,995

See Notes to Condensed Consolidated Financial Statements.

Embarcadero Insurance Holdings, Inc.
Condensed Consolidated Statements of Income and Comprehensive Income
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2006	2005	2006	2005

	(Dollars in thousands)
Revenues
Net premiums earned	$15,689	$17,772	$47,937	$54,962
Net investment income	1,429	1,023	3,803	2,923
Net realized gain (loss) on investments	(7)	728	3,464	859

Total revenues	17,111	19,523	55,204	58,744

Expenses
Losses and loss adjustment expenses	10,215	10,653	30,919	34,575
Other underwriting expenses	5,057	5,762	15,693	16,619
Interest expense	194	158	556	442
Other	409	225	463	1,750

Total expenses	15,875	16,798	47,631	53,386

Income before income tax	1,236	2,725	7,573	5,358
Income tax expense	47	817	2,067	1,591

Net income	$1,189	$1,908	$5,506	$3,767

Other comprehensive income (loss), net of income tax:
Unrealized holding gains (losses) arising during period, net of income tax expenses (benefits)	$899	$(932)	$1,749	$(1,113)
Less: Reclassification adjustment for realized (gains) losses included in net income, net of income tax (expenses) benefits	4	653	(2,288)	567

Net gain (loss) recognized in other comprehensive income	903	(279)	(539)	(546)

Comprehensive Income	$2,092	$1,629	$4,967	$3,221

See Notes to Condensed Consolidated Financial Statements.

Embarcadero Insurance Holdings, Inc.
Condensed Consolidated Statements of Changes in Stockholders’ Equity
(Unaudited)

			Accumulated
			Other	Total
	Common	Retained	Comprehensive	Stockholders’
	Stock	Earnings	Income	Equity

	(Dollars in thousands)
Balance, January 1, 2006	$1,600	$38,487	$562	$40,649
Net income		5,506		5,506
Net unrealized losses on investments, net of income taxes			(539)	(539)

Balance, September 30, 2006	$1,600	$43,993	$23	$45,616

			Accumulated
			Other	Total
	Common	Retained	Comprehensive	Stockholders’
	Stock	Earnings	Income	Equity

	(Dollars in thousands)
Balance, January 1, 2005	$1,600	$33,314	$1,736	$36,650
Net income		3,767		3,767
Net unrealized losses on investments, net of income taxes			(546)	(546)

Balance, September 30, 2005	$1,600	$37,081	$1,190	$39,871

See Notes to Condensed Consolidated Financial Statements.

EMBARCADERO INSURANCE HOLDINGS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW (Unaudited)

	Nine Months Ended
	September 30,

	2006	2005

	(Dollars in thousands)
Cash flows from operating activities:
Net income	$5,506	3,767
Adjustment to reconcile net income to cash provided by operating activities:
Net gain on sale of investments	(3,464)	(859)
Depreciation and amortization	1,195	1,282
Provision for deferred tax	783	—
Changes in assets and liabilities:
Premium receivables	(1,517)	6,271
Reinsurance recoverables	3,229	5,444
Other receivables	(970)	(123)
Deferred policy acquisition costs	(70)	38
Reserves for losses and loss adjustment expenses	4,026	499
Reinsurance payable	(617)	3,528
Unearned premiums	(424)	(1,039)
Other accrued liabilities	(1,351)	251

Net cash provided by operating activities	6,326	19,059

Cash flows from investing activities:
Acquisitions of investments	(47,677)	(42,836)
Proceeds from maturity of investments	16,263	10,357
Proceeds from sales of investments	32,685	11,594
Purchase of fixed assets	(175)	—

Net cash provided by (used in) investing activities	1,096	(20,885)

Changes in cash and cash equivalents	7,423	(1,826)
Cash and cash equivalents — Beginning of year	7,426	12,104

Cash and cash equivalents — End of year	$14,848	10,278

Supplemental disclosures
Cash paid for interest	$547	$430
Cash paid for income taxes	2,200	1,420
See notes to condensed consolidated financial statements

Embarcadero Insurance Holdings, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)
(Dollars in thousands)

Note 1.	Basis of Presentation
      The accompanying condensed consolidated financial statements as of September 30, 2006 and 2005 and for the nine and three months ended September 30, 2006 and 2005 are unaudited. Descriptions of the significant accounting policies of Embarcadero Insurance Holdings, Inc. and subsidiaries (the “Company”) are included in Note 2 to the condensed consolidated financial statements contained in this registration statement. There have been no significant changes to these policies during the nine months ended September 30, 2006 and 2005. In the opinion of management, all normal recurring adjustments necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods presented have been included. The operating results for any interim period are not necessarily indicative of results for a full year or any other interim period.
      The Company’s insurance subsidiary, Majestic Insurance Company (“Majestic”), domiciled in the State of California, prepares statutory financial statements in accordance with the accounting practices prescribed by the National Association of Insurance Commissioners (“the NAIC”) and/or permitted by the insurance departments of the state of domicile.
Recently Issued Accounting Standards
      In February 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments , an amendment of SFAS 133 and 140. This statement establishes, among other things, the accounting for certain derivatives embedded in other financial instruments, which are referred to as hybrid financial instruments. The statement simplifies accounting for certain hybrid financial instruments by permitting fair value re-measurement for any hybrid financial instruments that contain an embedded derivative that otherwise would require bifurcation. The statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006, or January 1, 2007 for the Company. The Company has not determined the impact of implementation but does not anticipate that this statement will have a material impact to the Company’s financial condition, results of operations or cash flows.
      In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements. This statement establishes, among other things, a framework for measuring fair value and expands disclosure requirements as they relate to fair value measurements. The statement is effective at the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company is currently evaluating the impact this guidance will have on its financial condition, results of operations or cash flows.
      In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of SFAS No. 109. The interpretation clarifies, among other things, the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements by mandating a consistent approach to recognizing income tax benefits, and applies to all tax positions accounted for in accordance with SFAS No. 109, Accounting for Income Taxes. This interpretation will be effective for fiscal years beginning after December 15, 2006. The Company is in the process of determining the amount of the cumulative effect this interpretation will require or whether it will have a material effect on our financial condition.
      In September 2006, the Securities Exchange Commission issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB No. 108”). SAB No. 108 requires a dual evaluation approach — evaluation of an error from both a balance sheet perspective and results of operations perspective — when quantifying and evaluating the materiality of a misstatement. SAB No. 108 must be applied to annual financial statements for

Embarcadero Insurance Holdings, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements — (Continued)
fiscal years ending after November 15, 2006. The Company does not expect the adoption of SAB No. 108 to have a material impact on its consolidated financial statements.

Note 2.	Investments
      The amortized cost, gross unrealized gains, gross unrealized losses and fair value of the available-for-sale securities are as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

September 30, 2006
Obligations of states and political subdivisions	$82,753	$257	$(487)	$82,523
Corporate bonds	38,797	121	(625)	38,293
U.S. government and agencies	23,561	77	(250)	23,388

Total debt securities	145,111	455	(1,362)	144,204
Equity securities	8,580	1,237	(295)	9,522

Total	$153,691	$1,692	$(1,657)	$153,726

		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

December 31, 2005
Obligations of states and political subdivisions	$63,614	$152	$(546)	$63,220
Corporate bonds	37,372	44	(754)	36,662
U.S. Government and agencies	21,490	47	(316)	21,221

Total debt securities	122,476	243	(1,616)	121,103
Equity securities	25,859	2,890	(667)	28,082

Total	$148,335	$3,133	$(2,283)	$149,185

      The gross realized gains on sales of available-for-sale securities for the nine months ended September 30, 2006 and 2005 were $4,523 and $1,809, respectively, and the gross realized losses sales of available-for-sale securities for the nine months ended September 30, 2006 and 2005 were $1,059 and $952, respectively. The gross realized gains on sales of available-for-sale securities for the three months ended September 30, 2006 and 2005 were $514 and $1,141, respectively, and the gross realized losses sales of available-for-sale securities for the three months ended September 30, 2006 and 2005 were $521 and $413, respectively.
      Investments with fair value of $116,071 and $102,306 as of September 30, 2006 and December 31, 2005, respectively, were on deposit with various state and federal regulatory agencies as required by law.
      The amortized cost and fair value of available-for-sale debt securities as of September 30, 2006 and December 31, 2005 by contractual maturity are shown below. Actual maturities may differ from contractual

Embarcadero Insurance Holdings, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements — (Continued)
maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	As of September 30, 2006		As of December 31, 2005

	Amortized		Amortized
	Cost	Fair Value	Cost	Fair Value

Due in one year or less	$21,984	$21,835	$21,613	$21,432
Due after one year through five years	103,648	102,813	78,711	77,514
Due after five years through ten years	10,624	10,742	17,404	17,447
Due after ten years	8,855	8,814	4,748	4,710

Total	$145,111	$144,204	$122,476	$121,103

      Investments are written-down to fair value in the period that the Company determines they are other than temporarily impaired. As of September 30, 2006 and December 31, 2005, no impairment has been recorded.
      The following table shows our investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of September 30, 2006 and December 31, 2005:

	Less than 12 months		12 months or more		Total

		Unrealized		Unrealized		Unrealized
September 30, 2006:	Fair Value	Loss	Fair Value	Loss	Fair Value	Loss

Description of Securities
Obligations of states and political subdivisions	$12,931	$(58)	$33,935	$(429)	$46,866	$(487)
Corporate bonds	2,748	(7)	26,492	(618)	29,240	(625)
U.S. government and Agencies	4,151	(17)	13,600	(233)	17,751	(250)

Total debt securities	19,830	(82)	74,027	(1,280)	93,857	(1,362)
Equity securities	1,805	(172)	1,002	(123)	2,807	(295)

Total	$21,635	$(254)	$75,029	$(1,403)	$96,664	$(1,657)

	Less than 12 months		12 months or more		Total

		Unrealized		Unrealized		Unrealized
December 31, 2005:	Fair Value	Loss	Fair Value	Loss	Fair Value	Loss

Description of Securities
Obligations of states and political subdivisions	$34,724	$(321)	$13,258	$(225)	$47,982	$(546)
Corporate bonds	14,577	(302)	19,553	(452)	34,130	(754)
U.S. government and Agencies	8,301	(96)	9,149	(220)	17,450	(316)

Total debt securities	57,602	(719)	41,960	(897)	99,562	(1,616)
Equity securities	11,793	(572)	609	(95)	12,402	(667)

Total	$69,395	$(1,291)	$42,569	$(992)	$111,964	$(2,283)

      The Company concluded that the decline in fair value of these investments was temporary based on its analysis of these investments: liquidity, timing, financial condition of the issuers, actual credit losses to date.

Embarcadero Insurance Holdings, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements — (Continued)
      Major categories of net investment income net of amortization are summarized as follows:

	Three Months		Nine Months
	Ended		Ended
	September 30,		September 30,

	2006	2005	2006	2005

Interest	$1,548	$1,050	$3,999	$3,007
Dividends	29	206	308	539

Investment income before
Investment expenses	1,577	1,256	4,307	3,546
Investment expenses	(148)	(233)	(504)	(623)

Net investment income	$1,429	$1,023	$3,803	$2,923

Note 3.	Losses And Loss Adjustment Expenses
      Activity in the reserves for losses and loss adjustment expenses is summarized as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2006	2005	2006	2005

Gross beginning balance	$140,169	$139,715	$140,583	$142,250
Loss reinsurance recoverables	(31,675)	(38,268)	(35,588)	(43,931)

Net beginning balance	108,494	101,447	104,995	98,319

Incurred related to:
Current year	12,608	10,653	35,830	34,575
Prior years	(2,393)	—	(4,911)	—

Total incurred	10,215	10,653	30,919	34,575

Paid related to:
Current year	(2,366)	(1,816)	(5,267)	(3,319)
Prior years	(6,118)	(7,261)	(20,422)	(26,552)

Total paid	(8,484)	(9,077)	(25,689)	(29,871)

Net ending balance	110,225	103,023	110,225	103,023
Plus reinsurance recoverables	34,384	39,726	34,384	39,726

Gross ending balance	$144,609	$142,749	$144,609	$142,749

      There were $2,393 and $4,911 favorable reserve development for claims related to prior accident years recorded during the three months and the nine months ended September 30, 2006, respectively. The favorable development generated primarily from accident years 2004 and 2005 which can be attributed largely to the effect of California Workers’ Compensation reforms enacted during 2003 and 2004. There were no prior accident year reserve development recognized during the three months and nine months ended September 30, 2005.
      In the opinion of management, the Company’s reserves represent the best estimate of its ultimate liabilities, based on currently known facts, current law, current technology, and assumptions considered reasonable where facts are known. Due to the significant uncertainties mentioned and related management judgments, there can be no assurance that future loss development, favorable or unfavorable, will not occur.

Embarcadero Insurance Holdings, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements — (Continued)

Note 4.	Reinsurance
      In the ordinary course of business, the Company reinsures certain risks through quota share and excess of loss agreements. The Company annually purchases excess of loss reinsurance to protect against the impact of large, irregularly-occurring losses in its Workers’ Compensation business. Such reinsurance reduces the magnitude of sudden and unpredictable changes in net income and the capitalization of insurance operations.
      To limit its liability, the Company participates in multiple excess of loss reinsurance treaties with unaffiliated reinsurers. The Company maintains excess of loss reinsurance that limited its liability to $600 from any single occurrence since July 1, 2002 with losses between $600 and $50,000 ceded to the Company’s reinsurers. Prior to July 1, 2002, the Company retained the first $350 per occurrence. A portion of the retained losses were ceded to the Company’s quota share reinsurer for losses incurred from July 1, 2000 for five and half years with an expiration date of December 31, 2005 as described in the following paragraph.
      The quota share reinsurance contract provided the Company with a variable ceding rate of 0%-40% to cover its net retained losses (net of excess reinsurance) for its Workers’ Compensation policies. Under the quota share contract, the Company had the option to change its ceding ratio from 0% to 40% monthly. The Company would cede a percentage of net retained liability of the first $350 and cede the same percentage of earned premiums to quota share reinsurer under the contract. On December 31, 2005, the Company terminated the contract on runoff basis in accordance with the terms where the policy in force prior to this termination date of this contract will remain in effect until expiration of the policy for the purpose of this quota share reinsurance contract. The Company recorded underwriting ceding commissions of $475 and $1,075 for the nine months ended September 30, 2006 and 2005, respectively. The Company recorded underwriting ceding commissions of $204 and $347 for the three months ended September 30, 2006 and 2005, respectively.
      A contingent liability exists with respect to reinsured losses which would become an actual liability of the Company in the event that the reinsurers would not be able to meet the obligations assumed by them under the reinsurance agreements. Consequently, allowances are established for amounts deemed uncollectible. The Company regularly evaluates the financial condition of its reinsurers. Based on this evaluation, management believes the reinsurers are creditworthy and that any potential losses on these arrangements will not have a material impact on the Company.
      A summary of the effect of reinsurance activity is as follows:

	Three Months Ended September 30,

	2006		2005

	Written	Earned	Written	Earned

Direct Premiums	$18,014	$17,734	$22,208	$21,224
Ceded premiums — quota share	(102)	(284)	(1,421)	(1,373)
Ceded premiums — other	(1,937)	(1,860)	(2,028)	(2,156)
Assumed	99	99	77	77

Net Premiums	$16,074	$15,689	$18,836	$17,772

Embarcadero Insurance Holdings, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements — (Continued)

	Nine Months Ended September 30,

	2006		2005

	Written	Earned	Written	Earned

Direct Premiums	$50,349	$53,914	$72,743	$67,823
Ceded premiums — quota share	(1,138)	(1,529)	(4,565)	(5,074)
Ceded premiums — other	(4,714)	(4,816)	(7,745)	(8,025)
Assumed	368	368	238	238

Net Premiums	$44,865	$47,937	$60,671	$54,962

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2006	2005	2006	2005

Direct losses and loss expenses incurred	$14,741	$14,291	$35,531	$38,016
Ceded losses and loss expenses incurred — quota share	(1,703)	(721)	(580)	(76)
Ceded losses and loss expenses incurred — other	(2,876)	(2,950)	(4,204)	(3,484)
Assumed losses and losses expenses incurred	53	33	172	119

Net Losses and loss expenses	$10,215	$10,653	$30,919	$34,575

	September 30,	December 31,
	2006	2005

Reserve losses and loss adjustment expenses	$143,219	$139,228
Ceded reserves for losses and loss adjustment expenses incurred — quota share	(14,894)	(18,695)
Ceded reserves losses and loss expenses incurred — other	(19,490)	(16,893)
Assumed reserve losses and loss adjustment expenses	1,390	1,355

Net Reserves for losses and loss expenses	$110,225	$104,995

      The Company had collateral under related reinsurance agreements in the form of letters of credit totaling $21,000 at September 30, 2006 and December 31, 2005 that that can be drawn on for amounts that remain unpaid for more than 120 days. Total net amounts recoverable from reinsurers were $34,384 and $35,588, including $2,201 and $3,838 of losses paid by the Company and billed to reinsurers at September 30, 2006 and December 31, 2005, respectively.

Note 5.	Regulatory Matters
      Risk based capital is a method developed by the NAIC to measure the minimum amount of capital appropriate for an insurance company to support its overall business operations in consideration of its size and risk profile. The formulas for determining the amount of risk based capital specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. The adequacy of a company’s actual capital is measured by the risk based capital results as determined by formulas. Companies below minimum risk based capital requirements are classified within certain levels, each of which requires specified corrective action. Majestic is required by the California Department of Insurance to maintain a minimum capital and surplus. Majestic has calculated its risk based capital requirements and has determined that the reported capital as of September 30, 2006 and December 31, 2005 was in excess of the “Company Action Level” (the minimum level triggering regulatory action). Under the statutory accounting practices and procedures, Majestic reported capital stock and surplus of $46,598 and $43,368 as of September 30, 2006 and December 31, 2005, respectively. Majestic recorded statutory net income of $1,818

Embarcadero Insurance Holdings, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements — (Continued)
and $1,959 for the three months ended September 30, 2006 and 2005, respectively and recorded statutory net income of $6,610 and $4,891 for the nine months ended September 30, 2006 and 2005, respectively.
      Under the California Insurance Code, in a given year, Majestic may make dividend distributions to its parent without prior approval of the Insurance Commissioner up to a maximum of the greater of its statutory net income of the preceding year or 10% of its unassigned surplus at the beginning of its fiscal year. There were dividends of $1,100 and $1,350 distributed to Embarcadero during the nine months ended September 30, 2006 and year ended December 31, 2005, respectively.

Note 6.	Commitments and Contingencies
      The Company is obligated under several noncancellable operating leases for office facilities and certain other equipment. These leases contain rent adjustment provisions to compensate the lessor for increases in operating costs. The total rental expense for office facilities and certain equipment for the three months and nine months ended September 30, 2006 and 2005 amounted to $334, $303, $1,017 and $863, respectively.
      In the ordinary course of business, the Company is a party to claims and legal actions. After consultation with legal counsel, management believes that the resolution of these claims and legal actions will not have a material adverse effect on the Company’s financial position, results of its operations or cash flows.
      The Company purchased annuities from life insurers under which the claimants are payees. These annuities have been used to reduce unpaid losses by $6,733 and $4,695 as of September 30, 2006 and December 31, 2005, respectively. The Company has contingent liability of the above amount should the issuers of these annuities fail to perform under the terms of the annuities.

Note 7.	Subsequent Event
      Pursuant to the terms of a Stock Purchase Agreement dated September 8, 2006, the Company agreed to be acquired by CRM Holdings, Ltd. (“CRMH”) and its wholly owned subsidiary, CRM USA Holdings, Inc. (“CRMUSA”). The transaction was completed on November 14, 2006 after the Company received the required regulatory approval from the California Department of Insurance on November 3, 2006. Subsequent to the consummation of the acquisition, the Company becomes a wholly-owned subsidiary of CRMUSA.
      As provided in a long-term deferred compensation incentive plan in place at Majestic, the plan terminated upon the occurrence of a major capital event. This major capital event was the occurrence of the acquisition of 100% of the stock of Majestic’s parent, Embarcadero by CRMUSA as described above. An obligation in the amount of $2,322 under the plan was fully accrued at September 30, 2006 and disbursed on November 14, 2006.

Independent Auditors’ Report
To the Board of Directors and Stockholders of
Embarcadero Insurance Holdings, Inc.
San Francisco, California
      We have audited the accompanying consolidated balance sheets of Embarcadero Insurance Holdings, Inc. and subsidiaries (the “Company”) as of December 31, 2005 and 2004 and the related consolidated statements of income and comprehensive income, changes in stockholder’s equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Embarcadero Insurance Holdings, Inc. and subsidiaries as of December 31, 2005 and 2004 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.
/s/ DELOITTE & TOUCHE LLP
San Francisco, California
March 10, 2006

Embarcadero Insurance Holdings, Inc.
Consolidated Balance Sheets
December 31,

	2005	2004

	(Dollars in thousands)
Assets
Investments:
Debt securities, at fair value (amortized cost: $122,476 in 2005 and $103,118 in 2004)	$121,103	$103,583
Equity securities, at fair value (cost: $25,859 in 2005 and $21,717 in 2004)	28,082	23,882
Cash and cash equivalents	7,426	12,104
Premiums receivables, net	2,420	8,290
Reinsurance recoverables	40,365	48,673
Income tax receivables	1,253	—
Other receivables	3,343	3,347
Deferred policy acquisition costs	656	743
Deferred taxes	6,255	7,103
Fixed assets, net	92	125

Total assets	$210,995	$207,850

Liabilities and Stockholders’ Equity
Liabilities:
Reserves for losses and loss adjustment expenses	$140,583	$142,250
Reinsurance payable	3,095	1,304
Unearned premiums	5,950	7,347
Senior debt equity and related accrued interest	8,075	8,057
Other accrued liabilities	12,643	12,242

Total liabilities	$170,346	$171,200

Commitments and Contingencies
Stockholders’ Equity
Common stock — no par value, 100,000 shares authorized, 16,000 shares issued and outstanding	$1,600	$1,600
Accumulated other comprehensive income, net of income tax	562	1,736
Retained earnings	38,487	33,314

Total stockholders’ equity	$40,649	$36,650

Total Liabilities and Stockholders’ Equity	$210,995	$207,850

See Notes to Consolidated Financial Statements

Embarcadero Insurance Holdings, Inc.
Consolidated Statements of Income and Comprehensive Income
Year Ended December 31,

	2005	2004	2003

	(Dollars in thousands)
Revenues
Net Premiums earned	$71,291	$70,641	$60,029
Net investment income	4,012	3,109	2,888
Net realized gain on investments	1,709	2,090	2,103

Total Revenues	77,012	75,840	65,020

Expenses
Losses and loss adjustment expenses	44,936	50,134	52,247
General and administrative expenses	22,487	19,086	8,430
Interest expense	612	462	269
Other	1,945	316	269

Total Expenses	69,980	69,998	61,215

Income before income taxes	7,032	5,842	3,805
Income tax expense	1,859	1,458	836

Net income	$5,173	$4,384	$2,969

Other comprehensive income (loss), net of income tax (benefit):
Unrealized holding (losses) gains arising during the period, net of income tax (benefits) of $(24) in 2005 and income tax expenses of $524 and $1,084 in 2004 and 2003, respectively	$(46)	$1,018	$2,105
Less: Reclassification adjustment for realized gains included in net income, net of income tax expenses of $581, $711 and $715 in 2005, 2004 and 2003, respectively	(1,128)	(1,379)	(1,388)

Net (loss) gain recognized in other comprehensive income	(1,174)	(361)	717

Comprehensive Income	$3,999	$4,023	$3,686

See Notes to Consolidated Financial Statements

Embarcadero Insurance Holdings, Inc.
Consolidated Statements of Changes in Stockholders’ Equity

			Accumulated
			Other	Total
	Common	Retained	Comprehensive	Stockholders’
	Stock	Earnings	Income	Equity

	(Dollars in thousands)
Balance, January 1, 2003	$1,600	$25,961	$1,380	$28,941
Net income		2,969		2,969
Net unrealized gain on investments, net of income taxes			717	717

Balance, December 31, 2003	1,600	28,930	2,097	32,627
Net income		4,384		4,384
Net unrealized losses on investments, net of income taxes			(361)	(361)

Balance, December 31, 2004	1,600	33,314	1,736	36,650
Net income		5,173		5,173
Net unrealized losses on investments, net of income taxes			(1,174)	(1,174)

Balance, December 31, 2005	$1,600	$38,487	$562	$40,649

See Notes to Consolidated Financial Statements

Embarcadero Insurance Holdings, Inc.
Consolidated Statements of Cash Flow

	Years Ended December 31,

	2005	2004	2003

	(Dollars in thousands)
Cash flows from operating activities:
Net income	$5,173	$4,384	$2,969
Adjustment to reconcile net income to cash provided by operating activities:
Net gain on sale of investments	(1,709)	(2,090)	(2,103)
Depreciation and amortization	1,704	1,572	1,313
Provision for deferred tax	1,452	(354)	(889)
Changes in assets and liabilities:
Premium receivables	5,870	5,428	4,876
Reinsurance recoverables	8,308	(2,228)	(7,769)
Other receivables	(1,249)	(337)	(838)
Deferred policy acquisition costs	87	(51)	(244)
Reserves for losses and loss adjustment expenses	(1,667)	13,880	18,944
Reinsurance payable	1,791	358	1,362
Unearned premiums	(1,397)	742	2,141
Other accrued liabilities	1,366	544	2,494

Net cash provided by operating activities	19,729	21,848	22,256

Cash flows from investing activities:
Acquisitions of investments	(59,978)	(65,686)	(49,703)
Proceeds from maturity of investments	16,264	16,161	8,203
Proceeds from sales of investments	19,319	29,393	15,258
Purchase of fixed assets	(12)	(15)	—

Net cash used in investing activities	(24,407)	(20,147)	(26,242)

Changes in cash and cash equivalents	(4,678)	1,701	4,014
Cash and cash equivalents — Beginning of year	12,104	10,403	6,389

Cash and cash equivalents — End of year	$7,426	$12,104	$10,403

Supplemental disclosures
Cash paid for interest	$594	$405	$222
Cash paid for income taxes	1,820	2,247	1,775
See Notes to Consolidated Financial Statements

Embarcadero Insurance Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(Dollars in thousands)

Note 1.	Basis of Presentation
      Embarcadero Insurance Holdings, Inc. (“Embarcadero”) is the parent company of Majestic Insurance Company (“Majestic”), Great Western Insurance Services, Inc. (“Great Western”) and Redhorse Insurance Company, Ltd. (“Redhorse”), (collectively, the “Company”).
      Majestic, a wholly owned subsidiary of Embarcadero is a California domiciled insurance company and writes workers’ compensation insurance under the U.S. Longshore and Harbor Workers Compensation Act and various other state acts and, to a lesser extent, general liability insurance. Majestic is licensed in 15 states and writes business in California, Hawaii, Washington, Oregon, Nevada and Alaska. Approximately 92%, 95% and 93% of all premiums were written in California in 2005, 2004 and 2003, respectively. Great Western and Redhorse is a dormant company.

Note 2.	Summary of Significant Accounting Policies
      Basis of Consolidation — The consolidated financial statements include the accounts of Embarcadero and its subsidiaries after elimination of intercompany transactions and balances.
      Basis of Presentation — The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The Company’s insurance subsidiary, Majestic, prepares statutory financial statements in accordance with the accounting practices prescribed or permitted by the insurance departments of the State of domicile, California.
      Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses reported during the reporting period. While these estimates are based upon analyses performed by management and outside actuaries, the amount the Company will ultimately pay or collect may differ materially from the amounts presently estimated.
      Investments — The Company has designated its investments in debt and equity securities as available-for-sale under the provisions of Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 115, Accounting for Certain Investments in Debt and Equity Securities, because the Company may dispose its investments prior to maturity and does not hold them principally for the purpose of selling them in the near term. Debt and equity securities classified as available-for-sale are reported at fair value with unrealized gains and losses, net of income tax, reported as a net amount in other comprehensive income, a separate component of stockholders’ equity. Realized gains and losses on sale of investments are determined on the first-in, first-out method. The Company does not own any investments classified as trading or held-to-maturity based upon the qualifications set forth in SFAS No. 115. The Company recognizes other-than-temporary impairments charges on available-for-sales securities. When the estimated fair value of a debt or equity security is below its cost and the Company concludes that it no longer has the ability or intention to hold the security for a period of time over which the Company expects the value to recover to amortized cost, the investment is considered to be other-than-temporarily impaired. The Company also considers the length and severity of the temporary impairment of an investment to determine whether the impairment is other-than-temporary. When an other-than-temporary impairment occurs, the investment is written down to fair value and a new cost basis is established with a corresponding charge to income.
      Cash and Cash Equivalents — Cash includes currency on hand and demand deposits with financial institutions. Cash Equivalents represent cash investments with a maturity of three months or less at the time of purchase, including short-term, highly liquid investments which are readily convertible to known amounts

Embarcadero Insurance Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
of cash near maturity such that there is insignificant risk of changes in fair value as the result of changes in interest rates. Cash equivalents are carried at cost, which approximates fair value.
      Recognition of Premium Revenue — Premiums written are recognized ratably over the term of the policy. Billed premiums in excess of premiums earned are deferred and reported as a reserve for unearned premiums. In respect to most of the policies written by the Company, premiums are based on the estimated payroll and loss experience of an employer and the Company’s applicable premium rates. The Company also includes estimates for unbilled premiums in case such payroll estimates are below or above actual levels. A portion of the Company’s premiums is written on an adjustable basis. Premiums for those polices can be adjusted retrospectively in accordance with the actual loss experience of the policyholder’s claims arising during the policy term. These retrospective premium adjustments are periodically made to the net premiums earned to reflect the changes in estimation of the policyholders’ ultimate losses as more information becomes available over time.
      Premium Receivables — Premium receivables include premium amounts due from policyholders. Premium receivables also include retrospective premiums receivable, which represents the difference between initial premium charges and premiums adjusted to reflect the policyholder’s actual loss experience of the insured business. Premium receivables are reduced by an allowance for doubtful accounts which represents the Company’s best estimate of the amount of uncollectable premiums included in the Company’s existing premium receivables.
      Deferred Policy Acquisition Costs — Commissions and other costs of acquiring insurance that vary with and are primarily related to the production of new and renewal business are deferred and amortized over the terms of the policies to which they relate.
      Fixed Assets — Fixed assets include property and equipment, leasehold improvements and computer software. Fixed assets are stated at cost, net of accumulated depreciation. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the various classes of assets, which range from three to seven years. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term and their estimated useful lives.
      Reserve for Losses and Loss Adjustment Expenses — Reserve for losses and loss adjustment expenses is related to insured events that occurred before the balance sheet date. Liabilities for such reserve are determined by many variables including individual case evaluation for reported losses, estimates of unreported losses using historical and statistical information and other factors. Anticipated recoveries on salvage and subrogation are deducted from the liabilities for unpaid losses and loss adjustment expenses. The methods for making such estimates and for establishing the resulting reserves are continually reviewed and updated, and any adjustments resulting therefrom are reflected in current statement of operations. Such estimates are subject to the impact of changes in economic and social conditions. Given the inherent variability of such estimates, the actual reserves could differ significantly from the amounts provided. While the ultimate amount of losses and the related expenses are dependent on future developments, management and its independent actuary are of the opinion that the reserve for losses and loss adjustment expenses is adequate to cover such losses and expenses.
      Reinsurance — In the ordinary course of business, the Company seeks to reduce the losses that may arise from catastrophes or other events that cause unfavorable underwriting results by reinsuring certain levels of risk in various areas of exposure with other insurance enterprises or reinsurers. Amounts recoverable from reinsurers are estimated on an individual contract basis, in a manner consistent with the reinsured contract.
      Income Taxes — Income taxes are accounted for using the asset and liability method in accordance with SFAS No. 109. A deferred tax asset or liability, net of a valuation allowance, is determined based on the enacted tax rates in effect when the differences between the financial statement carrying amounts and tax bases of existing assets and liabilities are expected to be reported in the Company’s income tax returns. The

Embarcadero Insurance Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.
Recently Issued Accounting Standards
      In June 2005, the FASB issued Statement No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”). SFAS No. 154 applies to all voluntary changes in accounting principles. The Statement requires that voluntary changes in accounting principles be applied retrospectively to prior periods unless doing so is impracticable. SFAS No. 154 becomes effective for fiscal years beginning after December 15, 2005. The statement does not change the transition method for new accounting standards where the new pronouncements address transition provisions, and accordingly, the Company does not expect the adoption of SFAS No. 154 will have a material impact on its consolidated financial statements.

Note 3.	Investments
      The amortized cost, gross unrealized gains, gross unrealized losses and fair value of the Company’s available-for-sale investments are shown in the tables below:

		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

2004
Obligations of states and political subdivisions	$54,561	$607	$(82)	$55,086
Corporate bonds	30,179	170	(261)	30,088
U.S. government and agencies	18,378	145	(114)	18,409

Total debt securities	103,118	922	(457)	103,583
Equity securities	21,717	2,508	(343)	23,882

Total	$124,835	$3,430	$(800)	$127,465

		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

2005
Obligations of states and political subdivisions	$63,614	$152	$(546)	$63,220
Corporate bonds	37,372	44	(754)	36,662
U.S. government and agencies	21,490	47	(316)	21,221

Total debt securities	122,476	243	(1,616)	121,103
Equity securities	25,859	2,890	(667)	28,082

Total	$148,335	$3,133	$(2,283)	$149,185

      Gross realized gains and losses on sales of investments are $2,934 and $1,225, respectively, in 2005. Gross realized gains and losses on sales of investments were $3,039 and $949, respectively, in 2004. Gross realized gains and losses on sales of investment were $$2,634 and $531, respectively, in 2003.
      Investments with fair value of $102,306 and $85,429 as of December 31, 2005 and 2004, respectively, were on deposit with various regulatory agencies as required by law.

Embarcadero Insurance Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
      The amortized cost and fair value of bonds by contractual maturity are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	2005		2004

	Amortized		Amortized
	Cost	Fair Value	Cost	Fair Value

Due in one year or less	$21,613	$21,432	$11,314	$11,340
Due after one year through five years	78,711	77,514	67,444	67,422
Due after five years through ten years	17,404	17,447	20,550	20,975
Due after ten years	4,748	4,710	3,810	3,846

Total	$122,476	$121,103	$103,118	$103,583

      The following table shows the Company’s investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in an unrealized loss position:

	Less than 12 months		12 months or more		Total

		Unrealized		Unrealized		Unrealized
Description of Securities	Fair Value	Loss	Fair Value	Loss	Fair Value	Loss

2005
Obligations of states and political subdivisions	$34,724	$(321)	$13,258	$(225)	$47,982	$(546)
Corporate bonds	14,577	(302)	19,553	(452)	34,130	(754)
U.S. government and Agencies	8,301	(96)	9,149	(220)	17,450	(316)

Total debt securities	57,602	(719)	41,960	(897)	99,562	(1,616)
Equity securities	11,793	(572)	609	(95)	12,402	(667)

Total	$69,395	$(1,291)	$42,569	$(992)	$111,964	$(2,283)

	Less than 12 months		12 months or more		Total

		Unrealized		Unrealized		Unrealized
Description of Securities	Fair Value	Loss	Fair Value	Loss	Fair Value	Loss

2004
Obligations of states and political subdivisions	$17,826	$(66)	$1,875	$(16)	$19,701	$(82)
Corporate bonds	22,257	(206)	5,991	(55)	28,248	(261)
U.S. government and Agencies	12,125	(71)	3,856	(43)	15,981	(114)

Total debt securities	52,208	(343)	11,722	(114)	63,930	(457)
Equity securities	3,814	(325)	257	(18)	4,071	(343)

Total	$56,022	$(668)	$11,979	$(132)	$68,001	$(800)

      The number of investments included in above table as of December 31, 2005 is 176 and 102 for less than 12 months and for 12 months or more, respectively.
      The number of investments included in above table as of December 31, 2004 is 149 and 29 for less than 12 months and for 12 months or more, respectively.

Embarcadero Insurance Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
      The Company determined that the decline in fair value for all of these securities was temporary based on the Company’s analysis of these securities, considering timing, liquidity, financial condition of issuers, actual credit losses to date and severity of the impairment.
      Major categories of net investment income, net of amortization are summarized as follows:

	2005	2004	2003

Interest	$4,119	$3,337	$3,113
Dividends	726	499	382

Investment income before
Investment expenses	4,845	3,836	3,495
Investment expenses	(833)	(727)	(607)

Net investment income	$4,012	$3,109	$2,888

Note 4.	Fixed Assets
      Fixed assets consist of the following:

	2005	2004	2003

Property and equipment	$383	$377	$362
Leasehold improvements	327	320	320
Software	2,390	2,390	2,390

Total	3,100	3,087	3,072
Accumulated depareciation and amortization	(3,008)	(2,962)	(2,825)

Total fixed assets — net	$92	$125	$247

      Depreciation expense for the years ended December 31, 2005, 2004 and 2003 was $46, $138 and $304, respectively.

Embarcadero Insurance Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)

Note 5.	Losses and Loss Adjustment Expenses
      Activity in the reserve for losses and loss adjustment expenses is as follows:

	2005	2004	2003

Gross beginning balance	$142,250	$128,370	$109,426
Loss reinsurance recoverables	(43,931)	(40,757)	(33,037)

Net beginning balance	98,319	87,613	76,389

Incurred related to:
Current year	44,039	43,714	38,543
Prior years	897	6,420	13,704

Total incurred	44,936	50,134	52,247

Paid related to:
Current year	(7,533)	(7,550)	(7,255)
Prior years	(30,727)	(31,878)	(33,768)

Total paid	(38,260)	(39,428)	(41,023)

Net ending balance	104,995	98,319	87,613
Plus reinsurance recoverables	35,588	43,931	40,757

Gross ending balance	$140,583	$142,250	$128,370

      The Company recorded $897, $6,420 and $13,704 in incurred losses and loss adjustment expenses relating to claims occurring for prior accident years in 2005, 2004 and 2003, respectively. The $897, or less than 2% of such losses and loss adjustment expenses in 2005, included a favorable development from accident year 2004 which was more than offset by the effect of loss reserve strengthening on the older accident years by the Company. This favorable development in 2004 can be attributed to California Workers’ Compensation reforms in 2003 and 2004 impacting California State Act business. After over a year of post-reform results, it was clear that the reforms were effective in reducing certain medical costs and providing the needed credibility to favorable adjust reserves for those losses impacted by the reforms.
      Approximately 50% and 40% of $6,420 and $13,704 of adverse development for claims occurring for prior accident years recorded in 2004 and 2003, respectively, was related to Majestic’s United States Longshore and Harbor (“USL&H”) business, much of which related to an affiliated USL&H policyholder who is no longer insured by the Company. The remaining 50% and 60% was primarily due to higher medical costs in the California market. Majestic was ultimately able to recover the majority of these increases through its risk-sharing products as described in Note 2 to these financial statements.

Note 6.	Reinsurance
      In the ordinary course of business, the Company reinsures certain risks through quota share and excess of loss contracts.
      To limit its liability, the Company participates in multiple excess of loss reinsurance treaties with unaffiliated reinsurers. Effective July 1, 2002, the Company increased its excess of loss reinsurance retention from $350 per occurrence to $600, with losses between $600 and $50,000 ceded to the Company’s excess reinsurers. A portion of the retained losses is ceded to the Company’s quota share reinsurer as described in the following paragraph.

Embarcadero Insurance Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
      The Company participates in a variable 0% — 40% quota share reinsurance contract to cover its Workers’ Compensation policies. Under the quota share contract, the Company ceded average 7.5%, 15% and 30% of net retained liability of $350 and ceded same percentage of written premiums in 2005, 2004 and 2003, respectively. The Company recorded ceding commissions of $1,200, $2,840 and $8,516 for the years ended December 31, 2005, 2004 and 2003, respectively. This agreement was terminated on December 31, 2005 on runoff basis in accordance with the contract terms where policies in force prior to the termination date of this agreement will remain in effect until expiration of the policies for the purpose of this quota share reinsurance contract.
      A contingent liability exists with respect to reinsured losses which would become an actual liability of the Company in the event that the reinsurers would not be able to meet the obligations assumed by them under the reinsurance agreements. Consequently, allowances are established for amounts deemed uncollectible. The Company evaluates the financial condition of its reinsurers. Based on this evaluation, management believes that the reinsurers are creditworthy and that any potential losses on these arrangements will not have a material impact on the Company.
      A summary of the effect of reinsurance activity on the financial statements is as follows:

	2005		2004		2003

	Written	Written	Earned	Earned	Written	Earned

Direct Premiums	$91,157	$87,099	$97,485	$91,361	$101,520	$95,903
Ceded premiums — quota share	(5,831)	(6,379)	(11,894)	(12,312)	(28,380)	(27,782)
Ceded premiums — other	(9,427)	(9,760)	(9,201)	(8,819)	(8,574)	(8,410)
Assumed	331	331	411	411	318	318

Net Premiums	$76,230	$71,291	$76,801	$70,641	$64,884	$60,029

	2005	2004	2003

Direct losses and loss expenses incurred	$48,573	$65,842	$76,585
Ceded losses and loss expenses incurred — quota share	(207)	(10,462)	(22,940)
Ceded losses and loss expenses incurred — other	(3,553)	(5,726)	(1,557)
Assumed losses and losses expenses incurred	123	480	159

Net Losses and loss expenses	$44,936	$50,134	$52,247

	2005	2004	2003

Reserve for losses and loss adjustment expenses	$139,228	$140,865	$127,262
Ceded reserves for losses and loss adjustment expenses incurred — quota share	(18,695)	(26,276)	(27,860)
Ceded reserves losses and loss expenses incurred — other	(16,893)	(17,655)	(12,897)
Assumed reserve losses and loss adjustment expenses	1,355	1,385	1,108

Net Reserves for losses and loss expenses	$104,995	$98,319	$87,613

      At December 31, 2005 and 2004, the Company held collateral under related reinsurance agreements in the form of letters of credit totaling $21,000 and $18,000, respectively that can be drawn against any amounts that remain unpaid for more than 120 days. At December 31, 2005 and 2004, there was no amount drawn under the letter of credit.

Embarcadero Insurance Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
      Total net amounts recoverable from reinsurers were $35,588 and $43,931 at December 31, 2005 and 2004, respectively, which included $3,838 and $2,886 at December 31, 2005 and 2004, respectively, relating to losses paid by the Company and billed to reinsurers.

Note 7.	Senior Debt Security Agreement
      On May 22, 2003, Embarcadero entered into a floating rate Senior Debt Security Agreement (“Debt Security”) in the amount of $8,000 and maturing in 2033. Embarcadero subsequently contributed $7,400 of the proceeds received from this Debt Security to Majestic. The Debt Security bears interest at a floating rate of 4.20% over London Interbank Offer Rate (“LIBOR”) per annum. Interest rate may not exceed 12.5% commencing on May 22, 2008 through the maturity of the Debt. Embarcadero has the right to redeem the Debt Security at its option, in whole or from time to time in part, on any Interest Payment Date which is February 23, May 23, August 23 and November 23 on or after May 23, 2008. At December 31, 2005 and 2004, the weighted average interest rate on this Debt Security was 7.65% and 5.77%, respectively, and interest expense was $612, $462 and $269 for the years ended December 31, 2005, 2004 and 2003, respectively.

Note 8.	Federal Income Taxes
      The Company files a consolidated federal income tax return which includes all its subsidiaries. The Company files a separate California income tax return as its wholly owned insurance subsidiary, Majestic, is not subject to state income or franchise tax under the provisions applicable to insurance companies.
      Significant components of the provision for income taxes for the year ended December 31, 2005, 2004 and 2003, are as follows:

	2005	2004	2003

Current federal income tax provision	$407	$1,812	$1,725
Deferred federal income tax provision	1,452	(354)	(889)

Tax expense	$1,859	$1,458	$836

      Significant components of the deferred tax assets and liabilities as at December 31, 2005 and 2004 are as follows:

	2005	2004

Deferred tax assets:
Unpaid losses and loss adjustment expenses	$4,906	$4,792
Unearned Premium reserve	1,813	2,392
Section 481 premium adjustments	—	1,349
Other	1,585	717
Valuation allowance	—	—

Gross deferred tax assets	8,304	9,250
Deferred tax liabilities:
Unearned premium adjustments	699	682
Unrealized capital gain	1,065	1,166
Deferred acquisition costs	223	252
Other	62	47

Gross Deferred tax liabilities	2,049	2,147

Net deferred tax assets	$6,255	$7,103

Embarcadero Insurance Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
      At December 31, 2005, and 2004, a valuation allowance against deferred tax is not considered necessary because management believes it is more likely than not the deferred tax assets will be fully realized.
      The computed income tax provision for the year ended December 31, 2005, 2004 and 2003, at statutory rates is reconciled to the federal income tax provision included in the financial statements as follows:

	2005	2004	2003

Federal income tax provision at statutory rates	34.0%	34.0%	34.0%
Tax (benefit) provision for:
Tax-exempt interest and dividends	(9.4)%	(9.2)%	(11.5)%
Non-deductible expenses	1.8%	0.1%	(0.6)%

Effective tax rate	26.4%	24.9%	21.9%

Note 9.	Related Party Transactions
      The Company previously wrote workers’ compensation and general liability insurance for companies that are owned (directly or indirectly) by a stockholder of the Company. Included in premiums receivable, there are accrued retrospective premiums return to the affiliates of $783 at December 31, 2005. There were accrued retrospective premiums receivable due from the affiliate of $2,184 at December 31, 2004.
      The Company received certain services from companies owned by a shareholder of the Company. Total cost of such services was $620, $575 and $611 for the years ended December 31, 2005, 2004 and 2003, respectively.
      The Company entered into a management service agreement, effective January 1, 2004, with Starboard Captive Insurance Company (“Starboard”), a wholly owned company of a shareholder of the Company to provide Starboard with certain office space and consulting services. Total revenue from such services rendered by the Company was $59 and $255 for the years ended December 31, 2005 and 2004, respectively.

Note 10.	Commitments and Contingencies
      The Company is obligated under several noncancellable operating leases for office facilities and certain other equipment. These leases contain rent adjustment provisions to compensate the lesser for increases in operating costs. Total rental expense for office facilities and certain equipment for the years ended December 31, 2005, 2004 and 2003 was amounted to $1,193, $1,275 and $1,388, respectively.
      Future minimum lease payments under the operating leases are as follows:

2006	$1,276
2007	1,029
2008	293
2009	183
2010	171
and thereafter	—

Total	$2,952

      In the ordinary course of business, the Company is a party to claims and legal actions. After consultation with legal counsel, management believes that the resolution of these claims and legal actions will not have a material adverse effect on the Company’s financial position, results of its operations or its cash flows.
      The Company purchased annuities from life insurers under which the claimants are payees. These annuities have been used to reduce unpaid losses by $4,695 as of December 31, 2005. The Company has a

Embarcadero Insurance Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
contingent liability of $4,695 should the issuers of these annuities fail to perform under the terms of the annuities.

Note 11.	Financial Instruments
      SFAS No. 107, Disclosure about Fair Value of Financial Instruments, requires disclosure of the fair value of financial instruments for which it is practicable to estimate that value. Estimated fair value amounts, defined as the quoted market price of a financial instrument, have been determined using available market information and other appropriate valuation methodologies. The use of different market assumptions or estimation methodologies requires considerable judgment and may have an effect on the estimated fair value amounts. These estimates are not necessarily indicative of the amount that could be realized in a current market exchange.
      The estimated fair value of available for sale securities is estimated and reported in the accompanying balance sheets, which approximate their carrying values. The estimated fair value of cash and cash equivalents, premium receivables, reinsurance recoverables, other receivables, and other liabilities approximate their costs at December 31, 2005 and 2004 due to the short term nature of these instruments. Based on the current rates offered to the Company for senior debt with similar terms and average maturity, the fair value of this senior debt is $9,082 and $8,961 at December 31, 2005 and 2004, respectively, based on its discounted cash flows.
      A number of the Company’s significant assets and liabilities, including deferred policy acquisition costs, licenses, property and equipment, deferred income taxes and loss reserves qualify as insurance-related products and are not considered financial instruments.

Note 12.	Employee Benefit Plans
      The Company has a defined contribution employee benefit plan (the “Plan”). All employees who have met certain service requirements are eligible to participate in the Plan. Participants may elect to have amounts deducted from their compensation and contributed to the Plan up to the amount limited by applicable laws. All employee contributions are fully vested. The Company matches 100% of employee contributions limited to 6% of the employee’s annual compensation. Employees become vested with respect to the Company’s contribution ratably over three years. Total contributions to the Plan made by the Company were $345, $324 and $280 for the years ended December 31, 2005, 2004 and 2003, respectively.

Note 13.	Regulatory Matters
      The National Association of Insurance Commissioners (“the NAIC”) is a group formed by state Insurance Commissioners to discuss and formulate policy and regulation with respect to reporting and accounting of insurance companies. The NAIC provides authoritative guidance to insurance regulators on current statutory accounting practices by promulgating and updating a codified set of statutory accounting practices in its Accounting Practices and Procedures Manual. The California Department of Insurance (“California DOI”) requires the Company’s insurance subsidiary, Majestic, to follow such statutory accounting practices. Among the NAIC regulations, insurers are also required to perform Risk Based Capital calculation (“RBC”) which is a method developed by the NAIC to measure the minimum amount of capital appropriate for an insurance company to support its overall business operations in consideration of its size and risk profile. The formulas for determining the amount of risk based capital specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. The adequacy of a company’s actual capital is measured by the RBC results as determined by the formulas. Companies below minimum risk based capital requirements are classified within certain levels, each of which requires specified corrective action.

Embarcadero Insurance Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
      Majestic has calculated its RBC requirements and has determined that the reported capital as of December 31, 2005 and 2004 was in excess of the “Company Action Level” (the minimum level triggering regulatory action).
      The capital stock and surplus and net income of Majestic is prepared in accordance with the statutory accounting practices the NAIC were as follows:

	Years Ended December 31,

	2005	2004	2003

Capital stock and surplus	$43,368	$36,922	$38,420
Net Income	8,383	4,508	2,935

      Under the California Insurance Code, in a given year, Majestic may make dividend distributions without prior approval of the Insurance Commissioner of the State of California up to a maximum of the greater of its statutory net income of the preceding year or 10% of its unassigned surplus at the beginning of its fiscal year. Majestic made dividend distributions of $1,350 and $1,500 to its parent, Embarcadero, in 2005 and 2004. There was no dividend distribution made in 2003.
* * * * *

2,506,646 Common Shares

PROSPECTUS

Cochran Caronia Waller
                             , 2007
        Until                     2007, 25 days after the date of this prospectus, all dealers that buy, sell or trade our common shares, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.
      The expenses in connection with the registration of the common shares covered by this prospectus are set forth in the following table. All amounts except the registration and NASD filing fee are estimated:

Securities and Exchange Commission registration fee	$2,615.59
NASD filing fee	2,944.48
Printing and engraving expenses	200,000
Accounting fees and expenses	250,000
Legal fees and expenses	310,000
Registrar and transfer agent fees	25,000
Miscellaneous	4,439.93

Total	$770,000

      All expenses in connection with the issuance and distribution of the securities being offered shall be borne by the registrant, other than underwriting discounts and selling commissions, if any.

Item 14.	Indemnification of Directors and Officers.
      The amended and restated bye-laws of the Registrant provide for the indemnification of the Registrant’s officers and directors, members of a (duly constituted) committee and any resident representative (and their respective heirs, executors or administrators), each referred to as an “Indemnified Person,” against all actions, costs, charges, liabilities, loss, damage or expense to the full extent permitted by Bermuda law, incurred or suffered by such party by reason of any act done, conceived in or omitted in the conduct of the Registrant’s business or in the discharge of his/her duties; provided that such indemnification shall not extend to any matter which would render it void pursuant to the Companies Act 1981 (the “Companies Act”) as in effect from time to time in Bermuda.
      The Registrant’s amended and restated bye-laws state that an Indemnified Person shall be indemnified out of the funds of the Registrant against all liabilities incurred by him or her by reason of any act done, conceived in or omitted in the conduct of the Registrant’s business or in the discharge of his or her duties, in defending any proceedings, whether civil or criminal, in which judgment is given in his or her favor, or in which he or she is acquitted, or in connection with the application under the Companies Act in which relief is granted to him or her by the court.
      In addition, each shareholder and the Registrant agree to waive any claim or right of action such shareholder or it may have at any time, whether individually or by or in the right of the Registrant against any Indemnified Person on account of any action taken by such person in the performance of his or her duties with or for the Registrant; provided that such waiver shall not apply to any claims or rights of action which would render it void pursuant to the Companies Act as in effect from time to time in Bermuda, and any claim or rights of action arising out of fraud or dishonesty on the part of such Indemnified Person or with respect to the recovery of any gain, personal profit or advantage to which such Indemnified Person is not legally entitled.
      The Companies Act provides that a Bermuda company may indemnify its directors in respect of any loss arising or liability attaching to them as a result of any negligence, default, breach of duty or breach of trust of which they may be guilty. However, the Companies Act also provides that any provision, whether contained in the company’s bye-laws or in a contract or arrangement between the company and the director, indemnifying a director against any liability which would attach to him in respect of his fraud or dishonesty will be void.
      Under the Registrant’s employment agreement with Daniel G. Hickey, Jr., our Chief Executive Officer, if Mr. Hickey is made or threatened to be made a party to any action, suit or proceeding by reason of his service to the Registrant, he shall be indemnified to the fullest extent allowed under the Registrant’s organizational documents or Board resolutions or, if greater, the laws of the State of New York against all expenses and liabilities reasonably incurred in connection therewith. Such indemnification shall survive the term of employment and shall inure to the benefit of the heirs, executors and administrators of Mr. Hickey.
      Under the Registrant’s terminated employment agreement with Martin D. Rakoff, our former Co-Chief Executive Officer, if Mr. Rakoff is made or threatened to be made a party to any action, suit or proceeding by reason of his service to the Registrant, he shall be indemnified to the fullest extent allowed under the Registrant’s organizational documents or Board resolutions or, if greater, the laws of the State of New York against all expenses and liabilities reasonably incurred in connection therewith. By reason of his service to the Registrant during the term of the terminated employment agreement, such indemnification survived the termination of Mr. Rakoff’s employment agreement and shall inure to the benefit of his heirs, executors and administrators.
      Reference is made to the form of Purchase Agreement filed as Exhibit 1.1 hereto for provisions providing that the Underwriter is obligated, under certain circumstances, to indemnify the directors, certain officers and the controlling persons of the Registrant against certain liabilities under the U.S. Securities Act of 1933, as amended (the “Securities Act”).

Item 15.	Recent Sales of Unregistered Securities.
      The Registrant was incorporated in Bermuda on September 7, 2005 under the laws of Bermuda. In connection with the formation, the Registrant issued 1,200,000 common shares, par value $0.01 per share, for $12,000 to Reid Finance Ltd., an affiliate of Appleby Hunter Bailhache, pursuant to an exemption provided by Section 4(2) of the Securities Act. In December 2005, the Registrant issued 9,457,115 common shares and 790,000 Class B shares, par value $0.01 per share, to the then owners of Compensation Risk Managers, LLC, Compensation Risk Managers of California, LLC, EIMAR, L.L.C., and Twin Bridges (Bermuda) Ltd. in exchange for their interests in such entities to effect the formation of a holding company in order to change the domicile of the owner of these companies. As a result of this exchange, and prior to the public offering, the then owners of the operating companies, indirectly through the Registrant, owned the operating companies in the same proportion as they then owned the operating companies directly. The Registrant had no assets or liabilities after the exchange, except for all of the interests in the operating companies. The exchange was exempt from the registration requirements of the Securities Act and also constitutes a private placement pursuant to Section 4(2) thereof.

Item 16.	Exhibits and Financial Statement Schedules.
      (a) Exhibits

Exhibit
Number		Description

1	.1*	Form of Underwriting Agreement to be entered into by and between the Company, each of the selling shareholders and Cochran Caronia Waller Securities LLC.
1.2		Placement Agent Agreement, dated November 14, 2006, among the Trust, CRM USA Holdings, CRM Holdings, and Cohen & Company, as placement agent. Incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K filed on November 14, 2006.
2.1		Reorganization Agreement, by and among the Company, Compensation Risk Managers, LLC, Compensation Risk Managers of California, LLC, EIMAR, L.L.C., Twin Bridges, the individuals named therein and Village Holdings, LLC, dated December 7, 2005. Incorporated by reference to Exhibit 2.1 to the Annual Report on Form 10-K filed on March 29, 2006.
2.2		Stock Purchase Agreement, dated September 8, 2006, by and among Embarcadero, the shareholders of Embarcadero, the Company, and CRM USA Holdings Inc. Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed on September 11, 2006.

Exhibit
Number		Description

2.3		Amendment No. 1, dated November 14, 2006, to the Stock Purchase Agreement dated September 8, 2006, by and among Embarcadero, the shareholders of Embarcadero, the Company, and CRM USA Holdings Inc. Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed on November 14, 2006.
3.1		Memorandum of Association of the Company. Incorporated by reference to Exhibit 3.1 to the Annual Report on Form 10-K filed on March 29, 2006.
3.2		Bye-Laws of the Company. Incorporated by reference to Exhibit 3.2 to the Annual Report on Form 10-K filed on March 29, 2006.
3.3		Amended and Restated Bye-Laws of the Company. Incorporated by reference to Exhibit 3.3 to the Annual Report on Form 10-K filed on March 29, 2006.
4.1		Specimen Common Share Certificate. Incorporated by reference to Exhibit 4.1 to the Annual Report on Form 10-K filed on March 29, 2006.
4.2		Amended and Restated Declaration of Trust, dated as of November 14, 2006, among CRM USA Holdings, CRM Holdings, the Trust, The Bank of New York Delaware, as Delaware trustee, The Bank of New York Trust Company, National Association, as institutional trustee, and the administrators named therein, including the form of trust preferred securities which is an exhibit thereto. Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed on November 14, 2006.
4.3		Indenture, dated as of November 14, 2006, between CRM USA Holdings and The Bank of New York Trust Company, National Association, as trustee, including the form of debenture which is an exhibit thereto. Incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed on November 14, 2006.
4.4		Guarantee Agreement, dated as of November 14, 2006, between CRM Holdings and The Bank of New York Trust Company, National Association, as trustee. Incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed on November 14, 2006.
4.5		Guarantee Agreement, dated as of November 14, 2006, between CRM USA Holdings and The Bank of New York Trust Company, National Association, as trustee. Incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K filed on November 14, 2006.
5	.1*	Opinion of Appleby Hunter Bailhache.
10.1		Employment Agreement, between the Company and Daniel G. Hickey, Jr., dated November 3, 2005. Incorporated by reference to Exhibit 10.1 to the Annual Report on Form 10-K filed on March 29, 2006.
10.2		Senior Debt Security Agreement of Embarcadero Insurance Holdings, Inc., dated May 22, 2003.
10.3		Interest and Liabilities Contract to Workers’ Compensation and Employer’s Liability Proportional Reinsurance Agreement, between New York Marine & General Insurance Company and Twin Bridges (Bermuda) Limited, effective December 1, 2003. Incorporated by reference to Exhibit 10.3 to the Annual Report on Form 10-K filed on March 29, 2006.
10.4		Lease Agreement between Oakwood Partners L.L.C. and Compensation Risk Managers, LLC, dated August 5, 2005. Incorporated by reference to Exhibit 10.4 to the Annual Report on Form 10-K filed on March 29, 2006.
10.5		Loan Agreement, dated October 28, 2004, between Compensation Risk Managers, LLC and KeyBank National Association. Incorporated by reference to Exhibit 10.5 to the Annual Report on Form 10-K filed on March 29, 2006.
10.6		Amended and Restated Loan Agreement, dated May 5, 2005, between Compensation Risk Managers, LLC and KeyBank National Association (amending and restating the Loan Agreement, between Compensation Risk Managers, LLC and KeyBank National Association, dated October 28, 2004). Incorporated by reference to Exhibit 10.6 to the Annual Report on Form 10-K filed on March 29, 2006.

Exhibit
Number		Description

10.7		Loan Agreement, between Twin Bridges (Bermuda) Ltd. and KeyBank National Association dated October 28, 2004 ($3 million loan). Incorporated by reference to Exhibit 10.7 to the Annual Report on Form 10-K filed on March 29, 2006.
10.8		Loan Agreement, between Twin Bridges (Bermuda) Ltd. and KeyBank National Association dated October 28, 2004 ($7.5 million loan). Incorporated by reference to Exhibit 10.8 to the Annual Report on Form 10-K filed on March 29, 2006.
10.9		Amendment to Loan Agreement, dated June 30, 2005, between Twin Bridges (Bermuda) Ltd. and KeyBank National Association (amending the Loan Agreement between Twin Bridges (Bermuda) Ltd. and KeyBank National Association, dated October 28, 2004). Incorporated by reference to Exhibit 10.9 to the Annual Report on Form 10-K filed on March 29, 2006.
10.10		Amended and Restated Loan Agreement, dated October 3, 2005, between Twin Bridges (Bermuda) Ltd. and KeyBank National Association (amending and restating the Loan Agreement, dated October 28 and subsequently amended June 30, 2005). Incorporated by reference to Exhibit 1010 to the Annual Report on Form 10-K filed on March 29, 2006.
10.11		Amended and Restated Loan Agreement, dated October 3, 2005, between Twin Bridges (Bermuda) Ltd. and KeyBank National Association (amending and restating the Loan Agreement dated October 28, 2004). Incorporated by reference to Exhibit 10.11 to the Annual Report on Form 10-K filed on March 29, 2006.
10.12		Amended and Restated Loan Agreement dated October 3, 2005, between Compensation Risk Managers, LLC and KeyBank National Association (amending and restating the Loan Agreement between Compensation Risk Managers, LLC and KeyBank National Association, dated October 28, 2004 and subsequently amended and restated May 5, 2005). Incorporated by reference to Exhibit 10.12 to the Annual Report on Form 10-K filed on March 29, 2006.
10.13		2005 Long-Term Incentive Plan. Incorporated by reference to Exhibit 10.13 to the Annual Report on Form 10-K filed on March 29, 2006.
10.14		Tax Indemnification Agreement by and among Compensation Risk Managers, LLC, Compensation Risk Managers of California, LLC, EIMAR, L.L.C., Twin Bridges (Bermuda) Ltd., the individuals named therein and Village Holdings, LLC, dated December 7, 2005. Incorporated by reference to Exhibit 10.14 to the Annual Report on Form 10-K filed on March 29, 2006.
10.15		Employment Agreement between the Company and Louis J. Viglotti, dated November 22, 2005. Incorporated by reference to Exhibit 10.15 to the Annual Report on Form 10-K filed on March 29, 2006.
10.16		Amendment to Loan Agreement by and between Twin Bridges (Bermuda) Ltd. and KeyBank National Association dated December 14, 2005 (amending the Amended and Restated Loan Agreement dated October 3, 2005). Incorporated by reference to Exhibit 10.16 to the Annual Report on Form 10-K filed on March 29, 2006.
10.17		Separation Agreement, dated December 19, 2006 between the Company and Martin D. Rakoff. Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on December 28, 2006.
10.18		Employment Agreement between Embarcadero and John L. Sullivan, dated as of September 8, 2006.
10.19		Employment Agreement, dated December 8, 2006 between the Company and Robert Polansky.
21.1		List of subsidiaries of the Company.
23.1		Consent of Johnson Lambert & Co.
23.2		Consent of Deloitte & Touche LLP.
23	.3*	Consent of Appleby Hunter Bailhache (included in Exhibit 5.1).
24.1		Power of Attorney (included on signature page).

*	To be filed by amendment.

      (b) Financial Statement Schedules for Compensation Risk Managers, LLC and Affiliates
      Report of Independent Registered Public Accounting Firm on Financial Statement Schedules.
      Schedule I — Summary of investments, other than investments in related parties, as of December 31, 2005.
      Schedule II — Condensed financial information of the Registrant for December 31, 2005.
      Schedule III — Supplementary insurance information for the years ended December 31, 2005; 2004; and 2003.
      Schedule IV — Reinsurance for the years ended December 31, 2005; 2004; and 2003.
      Schedule VI — Supplemental information concerning property-casualty insurance operations for the years ended December 31, 2005; 2004; and 2003.
      Financial Statement Schedules I, II, III, IV and VI for Compensation Risk Managers, LLC and its affiliates are included on II-6, II-7 through II-10, II-11, II-12 and II-13, respectively. All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are omitted because they are not required, are not applicable or the information is included in the financial statements or notes thereto.

Report of Independent Registered Public Accounting Firm on
Financial Statement Schedules
To the Board of

Directors of CRM Holdings, Ltd. And its Subsidiaries
      The audits referred to in our report dated March 23, 2006 include the related financial statement schedules as of December 31, 2005, and for each of the years in the three-year period ended December 31, 2005, included in this Registration Statement on Form S-1. These financial statement schedules are the responsibility of CRM Holdings, Ltd.’s management. Our responsibility is to express an opinion on these financial statement schedules based on our audits. In our opinion, such financial statement schedules, when considered in relation to the combined financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ JOHNSON LAMBERT & CO.
Reston, Virginia
March 23, 2006

CRM Holdings, Ltd.
Schedule I — Summary of Investments-Other Than Investments in Related Parties
Years Ended December 31, 2005

			Amount
			Shown on
	Amortized		Balance
Type of Investment	Cost	Fair Value	Sheet

Fixed Maturities:
Bonds:
United States Government and government agencies and authorities
Total Bonds	$8,191,519	$8,185,367	$8,185,367

Total Fixed Maturities	$8,191,519	$8,185,367	$8,185,367

CRM Holdings, Ltd.
Schedule II — Condensed Financial Information of Parent Company
Condensed Balance Sheet
December 31, 2005

Assets
Cash and cash equivalents	$19,442,696
Investments in wholly-owned subsidiaries	47,350,393
Amounts due from subsidiaries	4,695,675

Total assets	$71,488,764

Liabilities and Shareholders’ Equity
Accrued IPO costs	$2,410,962
Other accrued expenses	308,834

Total liabilities	2,719,796

Common Stock
Authorized 50,000,000,000 shares; $.01 par value; 15,457,115 common shares issued and outstanding;	154,571
790,000 Class B shares issued and outstanding	7,900
Additional paid-in capital	70,056,217
Retained earnings	(298,193)
Unearned compensation, restricted stock	(1,151,527)

Total shareholders’ equity	68,768,968

Total liabilities and shareholders’ equity	$71,488,764

CRM Holdings, Ltd.
Schedule II — Condensed Financial Information of Parent Company CRM Holdings, Ltd.
Condensed Statement of Income
For the Year Ended December 31, 2005

Revenues
Investment income	$12,696

Total revenues	12,696

Expenses
Selling, general and administrative expenses	310,889

Total expenses	310,889

Loss before taxes and equity earnings in subsidiaries	(298,193)
Provision for income taxes	—

Loss before equity earnings in subsidiaries	(298,193)
Equity in earnings of subsidiaries	167,313

Net loss	$(130,880)

CRM Holdings, Ltd.
Schedule II — Condensed Financial Information of Parent Company CRM Holdings, Ltd.
Condensed Statement of Cash Flows
For the Year Ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(130,880)
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in earnings of subsidiaries	(167,313)
Amortization of unearned compensation, restricted stock	13,000
Changes in:
Other accrued expenses	308,834

Net cash provided by operating activities	23,641
CASH FLOWS FROM INVESTING ACTIVITIES
Investments in wholly-owned subsidiaries	(47,350,393)

Net cash used in investing activities	(47,350,393)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from issuance of common stock	68,703,768
Reclassification of net assets of pre-restructuring entities	350,393
Increase in accrued IPO costs	2,410,962
Increase in amounts due from subsidiaries	(4,695,675)

Net cash provided in financing activities	66,769,448

Net increase in cash	19,442,696
Cash and cash equivalents
Beginning	—

Ending	$19,442,696

CRM Holdings, Ltd.
Schedule II — Condensed Financial Information of Parent Company
Notes to Condensed Financial Statements

1.	Condensed Financial Statements
      Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. It is suggested that these condensed financial statements be read in conjunction with the Company’s consolidated financial statements and notes thereto.

2.	Significant Accounting Policies
      The Parent Company carries its investments in subsidiaries under the equity method.

3.	Dividends from Subsidiaries
      During 2005, no dividends were declared and paid to CRM Holdings, Ltd.

CRM Holdings, Ltd. and Subsidiaries
Schedule III — Supplementary Insurance Information
Years Ended December 31,

				Other
	Deferred	Future policy		policy			Losses and	Amortization
	policy	benefits,	Unearned	claims and	Net	Investment	loss	of policy	Other	Gross
	acquisition	losses and	reinsurance	benefits	reinsurance	income,	adjustment	acquisition	underwriting	premiums
	costs	loss expenses	premiums	payable	premiums	fees	expenses	costs	expenses	assumed

2005	$441,770	$6,279,744	$1,493,911	$—	—	$165,575	$3,583,744	$2,472,786	$395,851	$5,076,033
2004	$1,413,500	$2,696,000	$4,779,950	$—	$5,109,883	$21,670	$2,528,083	$1,511,065	$206,238	$7,105,000
2003	$823,515	$167,917	$2,784,834	$—	$253,167	$88	$167,917	$74,865	$61,749	$3,038,000

CRM Holdings, Ltd. and Subsidiaries
Schedule IV — Reinsurance
Years Ended December 31,

					Percentage
		Ceded to	Assumed		of amount
	Direct	other	from other		assumed
	amount	companies	companies	Net amount	to net

Workers’ Compensation Insurance:
2005	$—	$—	$8,362,072	$8,362,072	100%
2004	$—	$—	$5,109,883	$5,109,883	100%
2003	$—	$—	$253,167	$253,167	100%

CRM Holdings, Ltd. and Subsidiaries
Schedule VI — Supplemental Information Concerning Insurance Operations

							Incurred Losses
							and loss
							adjustment
		Reserve for					expenses related
	Deferred	losses and					to:		Amortization	Paid claims
	policy	loss		Unearned	Net				of policy	and claim	Gross
	acquisition	adjustment	Discount	reinsurance	reinsurance	Investment	Current	Prior	acquisition	adjustment	premiums
	costs	expenses	reserves	premiums	premiums	income	year	year	costs	expenses	assumed

2005	$441,770	$6,279,744	$—	$1,493,911	$8,362,072	$165,575	$3,583,744	$—	$2,472,789	$—	$5,076,033
2004	$1,413,500	$2,696,000	$—	$4,779,950	$5,109,883	$21,670	$2,528,083	$—	$1,511,065	$—	$7,105,000
2003	$823,515	$167,917	$—	$2,784,834	$253,167	$88	$167,917	$—	$74,865	$—	$3,038,000

Item 17.	Undertakings.
      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
      The Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the Registration Statement as of the time it was declared effective.

(2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on this 29th day of December, 2006.

CRM Holdings, Ltd.

/s/ Daniel G. Hickey, Jr.

Daniel G. Hickey, Jr.
Chief Executive Officer
POWER OF ATTORNEY AND SIGNATURES
      We, the undersigned officers and directors of CRM Holdings, Ltd, hereby severally constitute and appoint Daniel G. Hickey, Jr. and Louis G. Viglotti, and each of them singly, our true and lawful attorneys, with full power to them and each of them singly, to sign for us in our names in the capacities indicated below, all pre-effective and post-effective amendments to this registration statement and any other registration statement (and any amendment thereto) filed with the Securities and Exchange Commission with respect to this registration statement (including any related registration statement filed pursuant to Rule 462(b)) and generally do all things in our names and on our behalf in such capacities to enable CRM Holdings, Ltd to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission.
      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Daniel G. Hickey, Jr. Daniel G. Hickey, Jr.	Chief Executive Officer and Chairman of the Board	December 29, 2006

/s/ James J. Scardino James J. Scardino	Chief Financial Officer	December 29, 2006

/s/ Charles I. Johnston Charles I. Johnston	Director	December 29, 2006

/s/ Daniel G. Hickey, Sr. Daniel G. Hickey, Sr.	Director	December 29, 2006

/s/ David M. Birsner David M. Birsner	Director	December 29, 2006

/s/ Keith S. Hynes Keith S. Hynes	Director	December 29, 2006

/s/ Philip J. Magnarella Philip J. Magnarella	Director	December 29, 2006

Signature	Title	Date

/s/ Louis Rosner Louis Rosner	Director	December 29, 2006

/s/ Salvatore A. Patafio Salvatore A. Patafio	Director	December 29, 2006

/s/ Daniel G. Hickey, Jr. Daniel G. Hickey, Jr.	Authorized Representative in the United States	December 29, 2006

Exhibit Index

Exhibit
Number		Description

1	.1*	Form of Underwriting Agreement to be entered into by and between the Company, each of the selling shareholders and Cochran Caronia Waller Securities LLC.
1.2		Placement Agent Agreement, dated November 14, 2006, among the Trust, CRM USA Holdings, CRM Holdings, and Cohen & Company, as placement agent. Incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K filed on November 14, 2006.
2.1		Reorganization Agreement, by and among the Company, Compensation Risk Managers, LLC, Compensation Risk Managers of California, LLC, EIMAR, L.L.C., Twin Bridges, the individuals named therein and Village Holdings, LLC, dated December 7, 2005. Incorporated by reference to Exhibit 2.1 to the Annual Report on Form 10-K filed on March 29, 2006.
2.2		Stock Purchase Agreement, dated September 8, 2006, by and among Embarcadero, the shareholders of Embarcadero, the Company, and CRM USA Holdings Inc. Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed on September 11, 2006.
2.3		Amendment No. 1, dated November 14, 2006, to the Stock Purchase Agreement dated September 8, 2006, by and among Embarcadero, the shareholders of Embarcadero, the Company, and CRM USA Holdings Inc. Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed on November 14, 2006.
3.1		Memorandum of Association of the Company. Incorporated by reference to Exhibit 3.1 to the Annual Report on Form 10-K filed on March 29, 2006.
3.2		Bye-Laws of the Company. Incorporated by reference to Exhibit 3.2 to the Annual Report on Form 10-K filed on March 29, 2006.
3.3		Amended and Restated Bye-Laws of the Company. Incorporated by reference to Exhibit 3.3 to the Annual Report on Form 10-K filed on March 29, 2006.
4.1		Specimen Common Share Certificate. Incorporated by reference to Exhibit 4.1 to the Annual Report on Form 10-K filed on March 29, 2006.
4.2		Amended and Restated Declaration of Trust, dated as of November 14, 2006, among CRM USA Holdings, CRM Holdings, the Trust, The Bank of New York Delaware, as Delaware trustee, The Bank of New York Trust Company, National Association, as institutional trustee, and the administrators named therein, including the form of trust preferred securities which is an exhibit thereto. Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed on November 14, 2006.
4.3		Indenture, dated as of November 14, 2006, between CRM USA Holdings and The Bank of New York Trust Company, National Association, as trustee, including the form of debenture which is an exhibit thereto. Incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed on November 14, 2006.
4.4		Guarantee Agreement, dated as of November 14, 2006, between CRM Holdings and The Bank of New York Trust Company, National Association, as trustee. Incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed on November 14, 2006.
4.5		Guarantee Agreement, dated as of November 14, 2006, between CRM USA Holdings and The Bank of New York Trust Company, National Association, as trustee. Incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K filed on November 14, 2006.
5	.1*	Opinion of Appleby Hunter Bailhache.
10.1		Employment Agreement, between the Company and Daniel G. Hickey, Jr., dated November 3, 2005. Incorporated by reference to Exhibit 10.1 to the Annual Report on Form 10-K filed on March 29, 2006.
10.2		Senior Debt Security Agreement of Embarcadero Insurance Holdings, Inc., dated May 22, 2003.

Exhibit
Number	Description

10.3	Interest and Liabilities Contract to Workers’ Compensation and Employer’s Liability Proportional Reinsurance Agreement, between New York Marine & General Insurance Company and Twin Bridges (Bermuda) Limited, effective December 1, 2003. Incorporated by reference to Exhibit 10.3 to the Annual Report on Form 10-K filed on March 29, 2006.
10.4	Lease Agreement between Oakwood Partners L.L.C. and Compensation Risk Managers, LLC, dated August 5, 2005. Incorporated by reference to Exhibit 10.4 to the Annual Report on Form 10-K filed on March 29, 2006.
10.5	Loan Agreement, dated October 28, 2004, between Compensation Risk Managers, LLC and KeyBank National Association. Incorporated by reference to Exhibit 10.5 to the Annual Report on Form 10-K filed on March 29, 2006.
10.6	Amended and Restated Loan Agreement, dated May 5, 2005, between Compensation Risk Managers, LLC and KeyBank National Association (amending and restating the Loan Agreement, between Compensation Risk Managers, LLC and KeyBank National Association, dated October 28, 2004). Incorporated by reference to Exhibit 10.6 to the Annual Report on Form 10-K filed on March 29, 2006.
10.7	Loan Agreement, between Twin Bridges (Bermuda) Ltd. and KeyBank National Association dated October 28, 2004 ($3 million loan). Incorporated by reference to Exhibit 10.7 to the Annual Report on Form 10-K filed on March 29, 2006.
10.8	Loan Agreement, between Twin Bridges (Bermuda) Ltd. and KeyBank National Association dated October 28, 2004 ($7.5 million loan). Incorporated by reference to Exhibit 10.8 to the Annual Report on Form 10-K filed on March 29, 2006.
10.9	Amendment to Loan Agreement, dated June 30, 2005, between Twin Bridges (Bermuda) Ltd. and KeyBank National Association (amending the Loan Agreement between Twin Bridges (Bermuda) Ltd. and KeyBank National Association, dated October 28, 2004). Incorporated by reference to Exhibit 10.9 to the Annual Report on Form 10-K filed on March 29, 2006.
10.10	Amended and Restated Loan Agreement, dated October 3, 2005, between Twin Bridges (Bermuda) Ltd. and KeyBank National Association (amending and restating the Loan Agreement, dated October 28 and subsequently amended June 30, 2005). Incorporated by reference to Exhibit 1010 to the Annual Report on Form 10-K filed on March 29, 2006.
10.11	Amended and Restated Loan Agreement, dated October 3, 2005, between Twin Bridges (Bermuda) Ltd. and KeyBank National Association (amending and restating the Loan Agreement dated October 28, 2004). Incorporated by reference to Exhibit 10.11 to the Annual Report on Form 10-K filed on March 29, 2006.
10.12	Amended and Restated Loan Agreement dated October 3, 2005, between Compensation Risk Managers, LLC and KeyBank National Association (amending and restating the Loan Agreement between Compensation Risk Managers, LLC and KeyBank National Association, dated October 28, 2004 and subsequently amended and restated May 5, 2005). Incorporated by reference to Exhibit 10.12 to the Annual Report on Form 10-K filed on March 29, 2006.
10.13	2005 Long-Term Incentive Plan. Incorporated by reference to Exhibit 10.13 to the Annual Report on Form 10-K filed on March 29, 2006.
10.14	Tax Indemnification Agreement by and among Compensation Risk Managers, LLC, Compensation Risk Managers of California, LLC, EIMAR, L.L.C., Twin Bridges (Bermuda) Ltd., the individuals named therein and Village Holdings, LLC, dated December 7, 2005. Incorporated by reference to Exhibit 10.14 to the Annual Report on Form 10-K filed on March 29, 2006.
10.15	Employment Agreement between the Company and Louis J. Viglotti, dated November 22, 2005. Incorporated by reference to Exhibit 10.15 to the Annual Report on Form 10-K filed on March 29, 2006.

Exhibit
Number		Description

10.16		Amendment to Loan Agreement by and between Twin Bridges (Bermuda) Ltd. and KeyBank National Association dated December 14, 2005 (amending the Amended and Restated Loan Agreement dated October 3, 2005). Incorporated by reference to Exhibit 10.16 to the Annual Report on Form 10-K filed on March 29, 2006.
10.17		Separation Agreement, dated December 19, 2006 between the Company and Martin D. Rakoff. Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on December 28, 2006.
10.18		Employment Agreement between Embarcadero and John L. Sullivan, dated as of September 8, 2006.
10.19		Employment Agreement, dated December 8, 2006 between the Company and Robert Polansky.
21.1		List of subsidiaries of the Company.
23.1		Consent of Johnson Lambert & Co.
23.2		Consent of Deloitte & Touche LLP.
23	.3*	Consent of Appleby Hunter Bailhache (included in Exhibit 5.1).
24.1		Power of Attorney (included on signature page).

*	To be filed by amendment.